Confidential draft No. 4 as confidentially submitted to the Securities and Exchange Commission on July 1, 2026

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BirchBioMed Inc.

(Exact name of registrant as specified in its charter)

British Columbia	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

130 Kingscross Drive

King City, Ontario

Canada L7B 1E6

Tel: 905-833-3414

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark S. Miller

Chairman & Chief Executive Officer

130 Kingscross Drive

King City, Ontario

Canada L7B 1E6

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alexander R. McClean, Esq.
C. Christopher Murillo, Esq.
Harter Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, NY 14604
 Tel: (585) 232-6500
Fax: (585) 232-2152

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED July 1, 2026

           Common Shares

BIRCHBIOMED INC.

This prospectus relates to the registration of the resale of up to               common shares, no par value per share (our “common shares”), by our shareholders identified in this prospectus (the “Registered Shareholders”), in connection with our direct listing (the “Direct Listing”), on the Nasdaq Global Market (“Nasdaq”). Unlike an initial public offering, the resale by the Registered Shareholders is not being underwritten on a firm-commitment basis by any investment bank. The Registered Shareholders may, or may not, elect to sell their common shares covered by this prospectus, as and to the extent they may determine. The Registered Shareholders may offer, sell or distribute all or a portion of the common shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. If the Registered Shareholders choose to sell their common shares, we will not receive any proceeds from the sale of common shares by the Registered Shareholders.

No public market for our common shares currently exists, and our common shares have a limited history of trading in private transactions. From March 2023 through February 2026 we issued convertible promissory notes to investors with an aggregate face value of $9.08 million for aggregate gross proceeds of $6.93 million. The Company could voluntarily prepay the notes in full or part at any time, provided however, the notes could not be prepaid within thirty days prior to a qualified financing. To induce the holders of these and earlier issued convertible notes to convert their notes to common stock, we agreed to convert the outstanding principal and all accrued and unpaid interest under the notes at a conversion price of $3.00 per share, and on February 15, 2026, we issued 3,308,737 common shares upon the conversion of $9.08 million in convertible notes. We have no outstanding convertible notes as of the date of this prospectus. The convertible notes issued during the fiscal year ended September 30, 2024 also included warrants to purchase up to 230,400 of our common shares. The warrants issued in connection with these convertible notes are immediately exercisable upon issuance for a period of five years at an initial exercise price of $2.50 per share, subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis.

Recent purchase prices of our common shares in private transactions may have little or no relation to the opening public price of our common shares on Nasdaq or the subsequent trading price of our common shares on Nasdaq. For more information, see “Sale Price History of Our Capital Stock.” Further, the listing of our common shares on Nasdaq, without a firm-commitment underwritten offering, is a novel method for commencing public trading in our common shares and, consequently, the trading volume and price of common shares may be more volatile than if our common shares were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our common shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Maxim Group LLC (the “Advisor”), in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our common shares are “ready to trade.” Once the Advisor has notified Nasdaq that our common shares are ready to trade, Nasdaq will calculate the Current Reference Price for our common shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of our common shares on Nasdaq will commence. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our common shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. Neither we nor the Registered Shareholders (except for the Advisor, who is also a Registered Shareholder) will be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will we or any other Registered Shareholder (except for the Advisor, who is also a Registered Shareholder) control or influence the Advisor in carrying out its role as a financial advisor. The Advisor will determine when our common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution.”

We have applied to list our common shares on the Nasdaq under the symbol “BRBM.” We expect our common shares to begin trading on Nasdaq on or about              , 2026.

If our Nasdaq application is not approved or we otherwise determine that we will not be able to secure the listing of our common shares on Nasdaq, we will not complete this Direct Listing. This listing is a condition to the offering. No assurance can be given that our Nasdaq application will be approved and that our common shares will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and we will terminate this Direct Listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Additionally, we are, and following the completion of this offering, will continue to be, a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c), because four of our shareholders, including Mark Miller, our Chief Executive Officer and Chairman of our Board of Directors, and Susan Elliot, our Chief Operating Officer and a director, will be able to exercise in excess of 50% of the aggregate voting power of our issued and outstanding common shares and will be able to determine all matters requiring approval by our shareholders, immediately after the consummation of this offering. For further information, see “Principal and Registered Shareholders.” We do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Marketplace Rules. However, our decision not to rely on the “controlled company” exemption could change. See “Risk Factors” and “Corporate Governance — Controlled Company.”

Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 16 of this prospectus before purchasing our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2026

ABOUT THIS PROSPECTUS

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “BirchBioMed,” the “Company,” “we,” “us,” “our,” and similar references refer to BirchBioMed Inc., a corporation formed under the laws of the Province of British Columbia, Canada.

You should rely only on the information contained in this prospectus and in any free writing prospectus. We and the Registered Shareholders have not authorized anyone to provide you with information different from that contained in this prospectus. We and the Registered Shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted.

The information contained in this prospectus is accurate and current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we nor the Registered Shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside of the United States.

Industry and Market Data

This prospectus contains estimates made, and other statistical data published, by independent parties relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This third-party data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are inherently subject to a high degree of uncertainty and actual events or circumstances may differ materially from events and circumstances reflected in this information. We caution you not to give undue weight to such third-party projections, assumptions, and estimates. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Trademarks

We own or have rights to trade names that we use in connection with the operation of our business, including our corporate name, logos, and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

Currency

Unless otherwise noted, all reference to dollars or $ herein are to U.S. dollars.

Fiscal Year End

On November 19, 2025, our Board approved a change in our fiscal year end from September 30 to December 31, effective January 1, 2025. All references to Q1, Q2, Q3, or Q4 refer to quarters ending March 31, June 30, September 30, and December 31 of the indicated year, respectively.

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Glossary

The following is a glossary of certain industry terms used throughout this prospectus:

●	Adult Cells: Cells that have limited replication potential and can only sustain a certain number of repeated cell divisions. Cell populations with expanded life span or increased replication potential, such as stem cell-derived lineages, are at the forefront of actual tissue-engineering strategies.
●	AI-001: First generation candidate autoimmune therapy that comprises a one-time injection of antigen presenting cells (APCs) and daily administration of FS2 (kynurenic acid), our proprietary lead drug candidate.
●	Allogeneic: Tissue, cells or otherwise, derived from one human and transplanted onto (or into) another human.
●	Alopecia: An umbrella term for conditions characterized by hair loss. Alopecia can affect just your scalp or your entire body, and it can be temporary or permanent. It can be the result of heredity, hormonal changes, medical conditions or a normal part of aging.
●	Alopecia Areata (AA): An autoimmune disease that causes patchy to complete hair loss in both men and women.
●	Alopecia Totalis: A condition characterized by the complete loss of hair on the scalp. It is an advanced form of AA.
●	Amino Acid: The basic building block of all proteins.
●	Antagonist: A chemical, small molecule or protein that inhibits the function of its target.
●	Antifibrogenic: Blocking or preventing tissue scarring, which is caused by overproduction and insufficient breakdown (or remodeling) of ECM proteins, predominantly collagen and fibronectin, within an organ – i.e., excess growth and accumulation of fibrous tissue in response to tissue damage or inflammation.
●	Antigen: A fragment of a protein the length of approximately 22 amino acids. In immunology, an antigen is a molecule, moiety, foreign particulate matter, or an allergen, such as pollen, that can bind to a specific antibody or T-cell receptor. The presence of antigens in the body may trigger an immune response. Where most antigens are foreign, auto-antigens are fragments of immuno-reactive self-proteins that are implicated in autoimmune diseases.
●	Antigen Presenting Cells (APCs): A subset of the immune system (white blood cells), most often referred to as dendritic cells, that consume antigens and present them on the cell surface so that T-lymphocytes can recognize them and determine whether or not to mount an immune response. Almost all cell types can present antigens in some way. They are found in a variety of tissue types. Professional antigen-presenting cells, including macrophages, B cells and dendritic cells, present foreign antigens to helper T cells, while virus-infected cells (or cancer cells) can present antigens originating inside the cell to cytotoxic T cells.
●	Autoimmune Disease: A disease consisting of immune responses of an organism against its own cells and tissues.
●	cGMP: Current Good Manufacturing Practices.
●	Cell Therapy: The use of cells to treat a disease or for other medical purposes.
●	CIHR: Canadian Institutes of Health Research, the Canadian counterpart to the U.S. National Institutes of Health, is a governing research body for managing academic research programs/initiatives and government funding within the health sciences and life sciences.
●	Clinical Trial: A scientific study conducted on humans. In drug development (through to commercialization), there are typically three phases. Phase 1 is typically conducted with less than 20 healthy volunteers and investigates safety; Phase 2 is typically 20-100 patients of a specific population and investigates efficacy and safety; Phase 3 is typically greater than 100 patients and investigates a wider patient population for efficacy and safety, and comparison to current modalities in many cases.
●	Collagen: A highly conserved, structural ECM protein consisting of three polypeptide chains that provides strength and rigidity to tissues and organs. Collagen is the most abundant protein in the body and is the primary component of all connective tissue.
●	Contracture: The process whereby a tissue, such as skin, tightens or contracts during wound repair. Contracture of tissue can also occur around objects such as implants and devices as a result of a reaction to a foreign body and the trauma caused during implantation. Contracture of the skin is most evident in a burn patient and often occurs around the joints, face and neck.
●	CRO: Contract Research Organization
●	Cytokines: Small proteins produced by and secreted from cells. Cytokines are in basic terms communication signals that cells send out into the body to cause specific biological effects.
●	Dermal (dermis): Refers to the components in the mid- and deep sections of the skin.
●	Drug Product: A formulation or embodiment preparation of both active drug (chemical entity) and excipients (non-medical ingredients). The drug product refers to the formulation intended for market.
●	EMA: European Medicines Agency. The EMA is a decentralized agency of the European Union (EU) responsible for the scientific evaluation, supervision and safety monitoring of medicines in the EU.
●	Enzyme (in biology): A protein that facilitates the catalytic conversion of a compound (or protein) into a new, chemically different compound. For example, some enzymes break compounds into smaller parts, others build larger compounds and others modify compounds in ways that render them chemically reactive (on) or non-reactive (off).
●	Epidermal: Refers to components in the most superficial sections (top layer) of the skin.
●	Epithelialize: The process in which cells of the epidermis (epidermal layer) migrate across a wound in order to heal it and form a new epidermis.
●	Extracellular Matrix (ECM): The non-cellular component of the human body, comprising predominantly of collagen and elastin proteins, as well as nutrients. The ECM provides a three-dimensional (3D) scaffold in which cells reside.
●	FDA: The U.S. Food and Drug Administration. The FDA is the regulatory body for food, drugs, medical devices, and cosmetics in the United States.
●	Fibroblast: The most abundant and primary cell of the dermis (and connective tissue). Fibroblasts are the primary producers of ECM proteins, in addition to serving as non-official immune modulating cells.
●	Fibroproliferative: The excess growth and accumulation of fibrous tissue in response to tissue damage or inflammation.
●	Fibronectin: A critically important ECM protein found in connective tissue, fibronectin mediates cell:ECM interaction during fundamental events such as development, wound healing, fibrosis, and tumor progression; as such it aids in reinforcing collagen networks.

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●	Fibrosis: Overproduction and insufficient breakdown (or remodeling) of ECM proteins, predominantly collagen and fibronectin, within an organ.
●	FS1: A first-generation candidate initially developed as monotherapy for skin fibrosis (anti-scarring). Chemical Name: kynurenine. Although it can be made by conventional chemical methods, kynurenine is also produced within the body through the breakdown of tryptophan.
●	FS2: A second-generation candidate developed as topical monotherapy for anti-scarring. It is currently being developed for use as a topical monotherapy for facial atrophic acne scarring, wrinkles, organ fibrosis (pulmonary, liver or kidney), burns, and for use in combination with AI-001 for Type 1 Diabetes and Alopecia Areata (autoimmune diseases). Chemical Name: kynurenic acid. Although it can be made by conventional chemical methods, kynurenic acid is also produced within the body through the breakdown of kynurenine (FS1). Unlike kynurenine, kynurenic acid is end-product tryptophan metabolite that remains unchanged prior to excretion from the body.
●	Health Canada (HC): Health Canada is the regulatory body for food, drugs, medical devices, and cosmetics in Canada.
●	Hypertrophic Scars: The result of excess ECM (i.e., collagen) deposits following cutaneous wound closure, thereby forming itchy, bulky raised scars along the healed wound margin. Hypertrophic scars often lack adequate sweat glands and restrict movement.
●	IND: Investigational New Drug Application.
●	In-vitro: Taking place in a test tube or culture dish. In the life sciences this often refers to cells cultured in a culture dish under conditions that resemble those of the human body.
●	Keloid, Keloidal Scars: A genetically inherited disease of the skin whereby excess ECM (i.e., collagen) deposition and excess cell growth occur following cutaneous wound closure. Genetics of the disease share characteristics with benign cancerous lesions. Keloids typically grow beyond the borders of the closed wound margin and will often reappear in even greater bulk if excised using conventional surgical means.
●	Keratinocyte: The most abundant and primary cell of the epidermis. Keratinocytes in the deepest layer of the epidermis are adult stem cells that slowly age over time to constantly replace the outermost layer of skin. The most superficial (outermost) keratinocytes are dead cells (without a nucleus) and contain large amounts of keratin protein.
●	Kynurenic acid: See FS2.
●	Kynurenine: See FS1.
●	Matrix Metalloproteinase (MMP): Both an extracellular and cell membrane family of enzymes that facilitate the breakdown (remodeling) of collagen and other ECM proteins into fragments. MMPs are responsible for several biological activities including, but not limited to, cell migration, blood vessel growth and tissue remodeling. There are roughly 26 different MMPs, two of which (MMP-1 and MMP-3) are crucial to the breakdown of scar matrix/protein.
●	Metabolite: The end product of an enzymatic process (chemical and biological process utilizing enzymes).
●	NDA: New Drug Application.
●	NIH: National Institutes of Health is an agency of the government of the United States, responsible for managing research programs/initiatives and government funding within the health sciences and life sciences.
●	NSAID: Nonsteroidal anti-inflammatory drugs are medicines that are widely used to relieve pain, reduce inflammation, and bring down a high temperature.
●	NSERC: Natural Sciences and Engineering Research Council of Canada is an agency of the government of Canada, responsible for managing research programs/initiatives and government funding within the health sciences and life sciences.
●	Orphan Drug Designation (ODD): The FDA’s ODD program is designed to incentivize and facilitate the development of investigational drugs / compounds intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders such as IPF, that affect fewer than 200,000 people in the U.S.
●	OTC: Over-the-Counter.
●	Proteolytic: Breakdown of proteins into smaller protein fragments.
●	Resorption: The breakdown of proteins and other tissue components to be used in other biological or cellular processes.
●	RCT: Randomized Controlled Trial
●	RNA: Ribonucleic acid (RNA) is a fragile, single stranded copy of DNA that is used as a template in the body to make proteins.
●

Systemic: Describes what relates to or affects an entire system – e.g., a systemic disease affects the entire body or organism.

T-lymphocyte: A subset of an immune cell that is part of the adaptive (acquired) immune system and thus exerts specific cell-mediate immune responses.

●	Therapeutic: A chemical drug, biologic or similar, providing or assisting in a cure.
●	Tryptophan: An essential amino acid needed for production and maintenance of the body’s proteins, muscles, enzymes, and neurotransmitters.
●	Type 1 Diabetes (T1D): A chronic, lifelong autoimmune disease in which cytotoxic CD8-T lymphocytes attack and destroy insulin producing β cells of the body’s pancreatic islets, resulting in pancreatic insufficiency of insulin production. A T-cell-mediated autoimmune disease, T1D is life threatening unless treated with daily injections of insulin (or use of an insulin pump). Previously referred to as insulin-dependent or juvenile-onset diabetes mellitus, T1D typically presents anywhere from childhood to late adolescence (young adulthood) but may be diagnosed at any age.
●	UBC: University of British Columbia.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “BirchBio” the “Company,” “we,” “us,” “our,” or similar references mean BirchBioMed Inc.

Our Company

The Company is a clinical stage biopharmaceutical company focused on developing treatments for scarring (fibrosis, i.e., the overproduction and insufficient breakdown (or remodeling) of ECM proteins, predominantly collagen and fibronectin, within an organ) and related skin disorders; certain autoimmune diseases (diseases consisting of immune responses of an organism against its own cells and tissues); and organ fibrosis. We hold the exclusive, worldwide, non-perpetual pharmaceutical licenses from the University of British Columbia (“UBC”) for two scientific technologies, FS1/FS2 and AI-001. Based on preclinical studies and clinical trials we have conducted to date, we believe these technologies hold the potential for significant medical breakthroughs in the treatment of certain debilitating conditions/disorders in need of novel, better solutions.

FS1, known as kynurenine, and FS2, known as kynurenic acid, are respectively first- and second-generation small molecule candidates used as monotherapy for anti-scarring. FS1 and FS2 can each be made by conventional chemical methods but are also produced within the body. FS1 is produced within the body through the breakdown of tryptophan, an essential amino acid (a building block for all proteins) needed for production and maintenance of the body’s proteins, muscles, enzymes, and neurotransmitters. Enzymes are proteins that facilitate the catalytic conversion of a compound (or protein) into a new, chemically different compound. For example, some enzymes break compounds into smaller parts, others build larger compounds and others modify compounds in ways that render them chemically reactive (on) or non-reactive (off). FS2 is produced within the body through the breakdown of FS1 and, unlike FS1, remains unchanged prior to excretion from the body. We believe FS2 works in treatment by preventing and promoting the breakdown of scars on the molecular level.

AI-001 is a first-generation candidate autoimmune therapy that comprises a one-time injection of antigen producing cells (“APCs”) and daily administration of FS2 topically or systemically. Based on pre-clinical and gold standard animal model studies it appears that AI-001 may work by resetting the body’s immune system.

Key strategic donors and government bodies, including the Canadian Institutes of Health Research (“CIHR”), and the Natural Sciences and Engineering Research Council of Canada (“NSERC”), which is responsible for managing research programs/initiatives and government funding within the health sciences and life sciences in Canada, initially funded the FS1/FS2 and AI-001 technologies we license from UBC. The CIHR and NSERC are the Canadian counterparts of the U.S. National Institutes of Health (“NIH”) which is responsible for managing research programs/initiatives and government funding within the health sciences and life sciences in the U.S.

Our Main, Strategic Focus: Pharmaceutical (Rx) Platform

Our main, strategic focus is developing our lead product candidate, FS2, as a prescription medicine (“Rx drug”) for the treatment of severe diseases with highly unmet medical needs, including the treatment of burns and organ fibrosis.

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We are also developing the use of AI-001 as an Rx drug for the treatment of patients with type 1 diabetes (“T1D”), a lifelong autoimmune disease resulting in the destruction of pancreatic islet cells responsible for producing insulin, and Alopecia Areata (“AA”), autoimmune hair loss that causes patchy to complete hair loss in both men and women. T1D, previously referred to as insulin-dependent or juvenile-onset diabetes mellitus, is life threatening unless treated with daily injections of insulin (or use of an insulin pump). T1D typically presents anywhere from childhood to late adolescence (young adulthood) but may be diagnosed at any age.

In 2018, we completed a Health Canada-approved Phase 1 double-blind and placebo-controlled clinical trial, the results of which demonstrated that FS2 was well tolerated and showed no serious adverse effects in the 40 adult subjects who participated in the trial. The results of this trial were published as “The Safety and Tolerability of Topically Delivered Kynurenic Acid in Humans” in The Journal of Pharmaceutical Sciences on February 6, 2018. Health Canada (“HC”) is the regulatory body for food, drugs, medical devices, and cosmetics in Canada.

Topical FS2 – Burn Patients

HC approved a Phase 2 clinical trial (since amended to a Phase 2b/ Phase 3 clinical trial) for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts. This clinical trial is a randomized, double-blind, vehicle-controlled trial investigating safe and effective post-operative scar management of epithelialized (the process in which cells of the epidermis (epidermal layer) migrate across a wound in order to heal it and form a new epidermis) donor wounds and skin grafts receiving a topical-formulation of FS2. The clinical trial enrolled five patients at a university clinical center in Canada starting in 2019, but was paused in the third quarter of 2021 due to severe disruption at the investigational site due to the COVID-19 pandemic.

Each of the five patients enrolled before patient enrollment was paused completed treatment and their results were unblinded and reviewed. Figure 1 below shows the results from two of the five patients that completed the treatment before the trial was paused. These results were indicative of the patients who received FS2 in the trial and demonstrated that FS2 was well tolerated and that trial participants experienced no serious adverse effects at the time the trial was paused.

FIGURE 1

2

Figure 1. Results from an HC-approved Phase 2 clinical trial (since amended to a Phase 2b/ Phase 3 clinical trial) for the use of topical FS2 for scar prevention and treatment in burn victims, which was unblinded after the trial was paused due to the COVID-19 pandemic, showing (1) application of FS2 at full-strength (0.5% post application of skin graft) versus placebo/control, and (2) FS2 at half-strength (0.25% post application of skin graft) at multiple time points. There are currently no regulatory approved treatments fully addressing scarring resulting from severe burns.

Based on the unblinded results of the paused trial, we applied for and received authorization from HC to conduct a Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts and have selected multiple centers of expertise throughout Canada, two of which are enrolling subjects for clinical trial participation. We intend to enroll 70 participants in the Phase 2b/ Phase 3 randomized controlled clinical trial of topical FS2. The Company expects the results from the five patients that completed their treatment before the trial was paused due to the COVID-19 pandemic will be included in the final trial results.

AI-001 – Alopecia Areata

Our AI-001 proprietary technology, which has reversed AA in gold-standard animal studies, is comprised of a one-time injection of APCs in combination with daily administration of FS1 or related metabolites (including FS2) in a liquid formulation. A gold standard in clinical research and testing refers to a methodology or benchmark that has been designated as the most accurate for a specified test or process. When used in the context of laboratory testing for assessment or diagnosis, a gold standard test is the one accepted by most professionals as the most reliable and accurate.

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FIGURE 2

Treatment of alopecia areata in C3H graft model

Figure 2. Therapeutic administration of AI-001, a single, one-time injection of allogeneic fibroblasts plus daily oral FS1, as employed in the C3H/HeJ inbred mouse strain, reverses and prevents further development of AA (prevented alopecia areata in 80% of treated animals vs. 5% in the untreated control animals).

FIGURE 3

FS2 + Cells”: effective in Alopecia Areata

Figure 3. Therapeutic administration of AI-001 using FS2 + cells (our second-generation lead drug candidate), as employed in the C3H/HeJ inbred mouse strain, prevents further development of AA. Subject mice showed significant hair regeneration by week 8, when compared against control mice that received only topical moisturizing cream (vehicle control).

We are currently in the final stages of applying for an HC-approved Phase 1b/ Phase 2a clinical trial of AI-001 in patients with AA based on the successful completion of the 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. We plan to initiate this clinical trial of AI-001 in patients with AA in Q1 of 2027, subject to approval from HC.

AI-001 – Type 1 Diabetes

Our AI-001 proprietary technology, which has reversed T1D in gold standard animal studies, is comprised of a one-time injection of APCs in combination with daily administration of FS1 or related metabolites (including FS2) in a liquid formulation.

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FIGURE 4

AI-001 Therapy in Diabetic NOD Mice

A
AI-001 Therapy
Blood Glucose (mM)
Duration Post injection (days)
Mouse #1
Mouse #2
Mouse #3
Mouse #4
Mouse #5
Mouse #6
Mouse #7
Mouse #7
B
No treatment
Cell-only injection
Drug-only injection
Blood Glucose (mM)
Duration Post Injection (days)
Mouse #1
Mouse #3
Mouse #7

Figure 4 (A). Preclinical study showed reversal of diabetes in nonobese diabetic (“NOD”) mice following AI-001 therapy. Researchers monitored young pre-diabetic NOD mice until the development of spontaneous diabetes. These mice were then treated via AI-001 (n=8). Control mice received either no treatment or single control-based therapies. The results showed 6 out of 8 AI-001 treated mice returned to normal blood sugar levels while all control mice remained diabetic. Figure 4 (B). Success rate of AI-001 therapy for treatment of diabetes in recently diabetic NOD mice.

We intend to seek approval from HC to initiate a Phase 1b/ Phase 2a clinical trial of AI-001 in patients with T1D in Q4 of 2026, based on robust preclinical data and results from the successful 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. Based on preclinical data and subject to being validated in clinical trials, we believe AI-001 may address certain subsets of T1D under orphan drug designation(s) which, if granted, would secure 7 years of commercial exclusivity in adults and 10 years of commercial exclusivity in juvenile populations from commercial launch in the United States.

Systemic FS2 – Patients with Organ Fibrosis

In our organ fibrosis monotherapy product candidate platform, we are currently planning on building upon our preclinical and clinical research into systemic fibrosis by conducting clinical trials on the use of FS2 (systemic) for the treatment of organ fibrosis in the lungs, kidneys and liver, beginning with idiopathic pulmonary fibrosis.

Idiopathic pulmonary fibrosis (IPF), a rare and serious chronic lung disease, results in scarring (fibrosis) of the lungs for an unknown reason. It is characterized by the thickening and stiffening of lung tissue surrounding the air sacs, or alveoli, in the lungs. Over time, these changes can cause permanent scarring in the lungs, making it progressively more difficult to breathe. There is currently no cure for IPF, which affects between 3 million to 5 million people worldwide.

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In Q3 of 2025, we initiated consultations with HC regarding a proposed Phase 1b/ Phase 2a clinical trial protocol for the treatment of IPF and participated in a pre-Clinical Trial Application meeting with HC to review the proposed protocol in Q4 of 2025. We expect to begin a Phase 1b/ 2a clinical trial in Q4 of 2026, subject to finalization of the trial protocol, submittal of a Clinical Trial Application (“CTA”), and approval by HC.

In November of 2025, the U.S. Food and Drug Administration granted us Orphan Drug Designation (ODD) to use FS2 for the investigational treatment of IPF. The FDA’s ODD program is designed to incentivize and facilitate the development of investigational drugs/compounds intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders such as IPF, that affect fewer than 200,000 people in the U.S.

ODD provides benefits that may include eligibility for seven (7) years of market exclusivity upon approval, tax credits for qualified clinical testing, and exemption from certain FDA user fees. The ODD framework also allows for written FDA recommendations regarding investigations of orphan drugs. However, ODD does not shorten clinical development timelines or the FDA’s regulatory review period, nor does it guarantee approval of FS2. Likewise, although certain of our other product candidates may become eligible for ODD or Fast Track designation — and, in the case of Fast Track, more frequent interaction with the FDA and rolling review of an application — these designations do not, by themselves, shorten the FDA’s review goal date or assure approval. These programs may nonetheless provide us with additional useful resources and regulatory support as we advance our clinical products and seek effective therapeutics to combat some of the world’s most debilitating – and often life-threatening – diseases.

Our Natural Health Product/Cosmetics Platform: Objective is to continue pursuing monetization

Our short-term goal is to out-license or sell our NHP/Cosmetics Platform and the use of FS2 as a topical cream for the treatment of hypertrophic scars and keloid scars, facial atrophic (i.e., “pitted”) acne scars, and wrinkles and rhytids. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s Natural and Non-prescription Health Products Directorate (“NNHPD”) granted regulatory approval of our FS2 topical cream as a natural health product (“NHP”) and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. We also applied for and received HC approval for the addition of FS2 to the NHP Ingredients Database as a medicinal ingredient.

We believe the use of FS2 as a topical monotherapy for these indications may also be approved in the U.S. and in other countries, subject to such countries’ laws and regulations, as an NHP, over-the-counter (“OTC”) or cosmetic product, depending on the jurisdiction, which means they could be purchased by the public without a prescription.

We plan to actively continue a search to monetize our NHP/Cosmetics Platform through licensing or sale, subject to UBC approval. We intend to reinvest the revenues or proceeds generated from any out-license or sale of this portion of our business, if any, into the Pharmaceutical Rx Platform. See “Our Strategy” below for further discussion.

Topical FS2 – Hypertrophic Scars and Keloid Scars

Keloidal scars are a genetically inherited disease of the skin whereby excess ECM (the non-cellular component of the human body, comprising predominantly of collagen and elastin proteins, as well as nutrients which provides a three-dimensional (3D) scaffold in which cells reside) deposition and excess cell growth occur following cutaneous wound closure. Genetics of the disease share characteristics with benign cancerous lesions. Keloids typically grow beyond the borders of the closed wound margin and will reappear if excised using conventional surgical means.

We have completed a double-blind randomized controlled trial showing that FS2 showed statistically significant results in improving the appearance of keloidal scars in 25 subjects. The subjects in this randomized controlled clinical trial (“RCT”) were evaluated on the basis of qualitative assessments made using the Vancouver Scar Scale (VSS) and the Patient and Observer Scar Assessment Scales (POSAS), both of which are recognized and accepted as gold-standard clinical evaluation methods to assess the appearance of scars. The RCT demonstrated that twice-daily application of FS2-Cream resulted in significantly greater improvement in a head-to-head comparison between the leading competition (Mederma® Advanced Scar Gel; Perrigo Company plc (NYSE: PRGO)) and placebo at multiple time points culminating at 180 days as assessed by the mean value change in VSS and POSAS’s Clinician Graded Scar Score. The results of this trial were published as “A Randomized, Double-Blind, Active- and Placebo-Controlled Trial Evaluating a Novel Topical Treatment for Keloid Scars” in The Journal of Drugs in Dermatology in September 2021, which further reported “as previously demonstrated” (in the HC-approved Phase 1 trial), “the product demonstrated an excellent safety profile with no local skin reactions.”

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FIGURE 5

Figure 5. Results from a double-blind randomized controlled trial showing that FS2 showed statistically significant results in improving the appearance of keloidal scars in 25 subjects.

In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. Prior to HC’s approval of our FS2 topical cream as an NHP, we applied for and received HC approval for the addition of kynurenic acid to the NHP Ingredients Database as a medicinal ingredient. All NHP ingredients, whether medicinal or non-medicinal, must be listed in this database in order to be referenced in a Product License Application form – the paperwork required to obtain NHP approval. HC’s NNHPD is the Canadian regulatory authority for NHPs and OTCs. In Canada, NHPs are regulated as a subset of drugs. As a result, there is significant overlap between the NHP and OTC categories, with the exception that NHPs can display general health claims about maintaining or promoting health and cannot be administered via implant or injection. A key differentiation between OTCs and NHPs is that NHPs must contain specific listed medicinal ingredients, e.g. plants, plant isolates.

Topical FS2 – Facial Atrophic Acne Scars

Figure 6 below shows results of the use of FS2 for atrophic acne which were reported in a case report. The result of this case report resulted in our filing a patent for the use of FS2 for atrophic acne and prompted us to conduct a double-blind pilot clinical trial.

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FIGURE 6

Figure 6. Case report describing significant reduction of atrophic acne scars resulted in the Company’s international patent application PCT/CA2022/050722 and subsequent initiation and completion of a double-blind pilot clinical trial on the use of FS2. That pilot study reported FS2 was well tolerated with no serious adverse effects when used to improve the appearance of facial atrophic acne scars.

Based on the results reported in this case report, we initiated and completed a double-blind pilot clinical trial (approved by a U.S. independent institutional review board (“IRB”) and conducted in the U.S.) with 22 participants (study code: C21-7222.01-.02) on the use of FS2 to reduce the appearance of facial atrophic acne scars. The final Clinical Study Report (“CSR”) evaluated safety and efficacy of topical application of the FS2 product cream against a non-active ingredient cream formulation during 12 continuous weeks of treatment. Potential subjects were examined by a U.S. Board Certified Dermatologist, who counted noninflammatory and inflammatory acne lesions, including open and closed comedones, papules, pustules, and nodular cysts. Using the acne counts and the Global Acne Assessment Scale, the Board Certified Dermatologist assigned a numerical grade to each subject. Only subjects with a global acne grade of: <=:: 2 and no more than 3 inflammatory lesions qualified for the trial. Statistical analysis was performed on the Atrophic Acne Scar Grading and Irritation Grading data collected from the Board Certified Dermatologist, and the Self-assessment Questionnaires completed by the subjects that qualified for the trial, by comparing the baseline values to each subsequent evaluation interval. Statistical analysis of the trial results demonstrated that FS2 was well tolerated for facial use (with trial participants reporting no serious adverse events), as well as positive clinical response in respect to facial atrophic acne scars. Based on the trial’s robust data, we are now in the process of conducting further marketing and research studies on the use of FS2 to reduce the appearance of facial atrophic acne scars.

Topical FS2 – Wrinkles & Rhytids

During the completion of the double-blind pilot clinical trial on the use of FS2 to reduce the appearance of facial atrophic acne scars, we saw collateral support for the use of FS2 to reduce the appearance of wrinkles and rhytids. We believe preclinical data, support from the atrophic acne pilot clinical trial, and the successful 2018 HC-approved Phase 1 clinical trial of FS2 in 40 patients are sufficient evidence to support conducting further marketing and research studies for the use of topical FS2 on wrinkles and rhytids.

Our Pipeline

We are developing our technology across our Pharmaceutical Rx Platform as follows:

●	FS2 as (1) topical monotherapy for scar prevention and treatment in burn victims requiring skin grafts and (2) systemic monotherapy for the treatment of organ fibrosis (initially focusing on fibrosis of the lungs, followed by kidneys, and liver); and
●	AI-001 as systemic combination therapy for the treatment of T1D and AA.

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In addition to continuing our HC Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts, our initial focus is on obtaining regulatory approval from HC to initiate Phase 1b/ Phase 2a clinical trials for the use of FS2 for organ fibrosis (starting with IPF) and the use of AI-001 for T1D and AA. We continue to evaluate pathways for the clinical development of our product candidates for these indications in other jurisdictions including the U.S. and may pursue regulatory approval for clinical studies in these jurisdictions in parallel or after completion of HC clinical trials, once approved. We believe that we can develop FS2 and AI-001 into product formulations that will serve as novel treatments for each indication in our Pharmaceutical Rx Platform. The following table summarizes our Pharmaceutical Rx Platform development pipeline:

We have finalized the clinical development of our NHP/Cosmetics Platform at this time with the achievement of the following milestones:

●	The addition of FS2 to HC’s NHP Ingredients Database as a medicinal ingredient;
●	Regulatory approval by HC of our FS2 topical cream as an NHP authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids; and
●	Completing the necessary pilot trials and case reports, see the section “Products – Clinical Trials – NHP/Cosmetics Platform” below, to support the use of FS2 as a topical cream for post operative scars and atrophic “Pitted” acne scars as cosmetics in Canada and the U.S. See the sections “Government Regulation – Canada – HC Approval Process” and “Government Regulation – United States - FDA Approval Process” below for a discussion on the regulatory requirements governing the sale of cosmetics in Canada and the U.S.

While we are not seeking additional NHP or OTC approval on the indications in our NHP/Cosmetics Platform at this time, we continue to conduct further marketing and research studies on the use of FS2 cream to improve the appearance of atrophic acne scarring, as well as rhytids and wrinkles, which we anticipate would support additional or expanded therapeutic claims as an NHP in Canada and provide marketing data to support cosmetic use of topical FS2 cream to improve the appearance of atrophic acne scarring, as well as rhytids and wrinkles.

Our Strategy

Our main focus is the development of our Pharmaceutical Rx Platform including the use of FS2 for the prevention and treatment of burn scars and for organ fibrosis, and the development of AI-001 for the treatment of T1D and AA, as pharmaceutical regulated drug products (Rx) to the point where they can be monetized, including through partnerships or the out-licensing or sale of the technologies in our Pharmaceutical Rx platform to third-parties, subject to UBC consent. To that effect, our Pharmaceutical Rx Platform strategy is to provide robust, top-quality Phase 2 and/or Phase 3 data for each Rx indication of FS2 and AI-001 that we are pursuing, to enable one or several transactions with potential partners, licensees, or buyers.

Our short-term goal is to out-license or sell our NHP/Cosmetics Platform and use the revenue or proceeds from any such transaction to help fund the development of our Pharmaceutical Rx Platform. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. Prior to HC’s approval of our FS2 topical cream as an NHP, we applied for and received HC approval for the addition of kynurenic acid to the NHP Ingredients Database as a medicinal ingredient. All NHP ingredients, whether medicinal or non-medicinal, must be listed in this database in order to be referenced in a Product License Application form – the paperwork required to obtain NHP approval.

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While we intend to actively continue a search to monetize our NHP/Cosmetics Platform and are open to various types of opportunities, including out-licensing and sale of our NHP/Cosmetics Platform, the timing, availability, and realization of any monetizing transaction cannot be predicted or guaranteed. We may be unable to find a party to sell or out-license our NHP/Cosmetics Platform. Even if we do find a party willing to purchase or license our NHP/Cosmetics Platform, the terms of any such transaction may not be acceptable to us or we may not be able to obtain any consents required from UBC or any applicable regulatory authority. If we are unable to find or consummate a transaction with terms acceptable to us, we will reevaluate and may pursue other available options as it relates to our NHP/Cosmetics Platform.

In addition to the ODD granted by the U.S. Food and Drug Administration for the investigational use of FS2 in the treatment of IPF, we believe that some of our other clinical candidates may address specific orphan diseases and may also be eligible to seek Orphan Drug or Fast Track designations in the United States. While these designations may permit more frequent interaction with the FDA and – in the case of Fast Track – rolling review of an application, neither designation shortens clinical development time or the FDA’s regulatory review period, nor do they provide any guarantee that the FDA will ultimately approve any of our product candidates. We intend to evaluate the options available to us under these and other expedited development programs as we continue advancing our product candidates.

Market Overview

Our pipeline is diverse, with our respective technologies focused on uses and indications with large addressable markets.

Fibrosis Background

Fibrosis (or scarring) is often the result of aberrant tissue repair processes. Fibrosis occurs when normal tissue repair pathways become dysregulated, causing excessive collagen and fibronectin deposition in wounds, and affected organs that ultimately impairs their physiological function. Collagen is a highly conserved, structural ECM protein consisting of three polypeptide chains that provides strength and rigidity to tissues and organs, and fibronectin is a critically important ECM protein that mediates cell:ECM interaction during fundamental events such as development, wound healing, fibrosis, and tumor progression. Collagen is the most abundant protein in the body and is the primary component of all connective tissue. Scarring occurs in many organ systems throughout the body including skin and muscles, lungs, kidneys, and liver. Fibrosis affects all vital organs and accounts for a staggering 45% of deaths worldwide with no effective therapies currently available. As discussed in “Anti-Scarring Properties of Different Tryptophan Derivatives” published in PLOS ONE on March 17, 2014, FS2 has demonstrated, in animal studies, that it “significantly decreased scar elevation index (1.1360.13 vs. 1.6160.12) and tissue cellularity (221.38621.7 vs. 314.5668.66 cells/hpf) compared to controls. (FS2) treated wounds exhibited lower levels of collagen deposition which is accompanied with a significant decrease in type-I collagen and fibronectin expression, as well as an increase in MMP1 expression compared to untreated wounds or wounds treated with cream only. The results of this study provided evidence for the first time that (FS2) is a promising candidate antifibrogenic agent to improve healing outcome in patients at risk of hypertrophic scarring.”

Antifibrogenic Market Opportunity

Scarring: Antifibrogenic refers to the blocking or prevention of tissue scarring, which is caused by overproduction and insufficient breakdown (or remodeling) of ECM proteins, predominantly collagen and fibronectin, within an organ – i.e., excess growth and accumulation of fibrous tissue in response to tissue damage or inflammation. Fibronectin is a small ECM protein that is found in connective tissue and aids in reinforcing collagen networks. More than 100 million people in the developed world suffer from severe scarring. Hypertrophic scars occur in 30-50% of cases after surgery or trauma. These scars are a result of excess ECM (i.e., collagen) deposits following cutaneous wound closure, thereby forming itchy, bulky raised scars along the healed wound margin. Hypertrophic scars often lack adequate sweat glands and restrict movement. An estimated 11 million new burn injuries occur each year globally, and up to 70% of burn patients develop hypertrophic scars. According to Allied Market Research, the global scar treatment market is projected to reach $32.4 billion by 2031, with an estimated compound annual growth rate (“CAGR”) of 9.4%. In addition to hypertrophic and keloidal scarring, we also completed a pilot clinical trial showing positive results with respect to atrophic acne scarring, another very large market, as acne vulgaris has been reported to have a prevalence as high as almost 95%, where approximately 95% of active acne cases will develop some acne scarring.

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Organ Fibrosis: Fibrosis affects all vital organs, and accounts for a staggering 45% of deaths worldwide with no effective therapies currently available. While the exact pathologies for diseases in these organs vary, the development of fibrosis involves many common cell types and biochemical pathways. According to the paper “Fibrosis—a common pathway to organ injury and failure” published in the New England Journal of Medicine on March 19, 2015, “Fibrosis and resultant organ failure account for at least one third of deaths worldwide”. Any organ is susceptible to tissue fibrosis in the event of injury because fibrosis is a common result of excessive wound healing. Fibrosis is the excessive production and deposition of ECM proteins, including collagens where the pathological process impairs tissue architecture and function and ultimately necessitates organ transplant. Examples of major organs affected by fibrosis include the kidney, liver, and lung. With no regulatory approved treatment available in clinical practice for most forms of organ fibrosis there remains an unmet clinical need.

Chronic Kidney Disease (CKD): Experts estimate that CKD affects more than 10% of the global population, where the final common pathway of renal disease progression is kidney fibrosis. Renal fibrosis is the common pathogenesis for chronic kidney disease. As noted in the article “New Aspects of Kidney Fibrosis-From Mechanisms of Injury to Modulation of Disease” published by Frontiers in Medicine on January 12, 2022, “despite all efforts, there is still an urgent need for better fibrosis diagnostic methods, a better understanding of the molecular mechanisms and consequently new and targeted therapies” and causal therapeutic measures for patients to specifically reduce established kidney fibrosis or to stop fibrosis progression are therefore still not available. According to the U.S. Centers for Disease Control and Prevention (“CDC”), kidney diseases are a leading cause of death in the United States, with an estimated 37 million U.S. adults afflicted with CKD. In 2019, treating Medicare beneficiaries with CKD cost $87.2 billion, and treating people with end-stage renal disease cost an additional $37.3 billion.

Liver Fibrosis: Progressive deposition of ECM that destroys the physiological liver architecture is what defines liver fibrosis. The end result of liver fibrosis is cirrhosis, which is estimated to account for 2 million deaths worldwide per year and ranks as the 11th highest cause of death. The only curative treatment for advanced liver cirrhosis is liver transplantation. According to Brand Essence Market Research, the global liver cirrhosis treatment market in terms of revenue was worth $4.27 billion in 2020 and is expected to reach $8.17 billion in 2027, growing at a CAGR of 9.97% from 2021 to 2027. Market Research Future estimates have placed the market value as high as $14.8 billion by 2030, with a CAGR of 5.2% from 2022-2030. In 2004, the direct costs of cirrhosis and chronic liver disease in the United States (excluding patients with HCV infection) were estimated to be $2.5 billion, whereas indirect costs were estimated to be $10.6 billion.

Pulmonary Fibrosis (“PF”): PF can occur in association with a number of conditions and diseases, including environmental exposure (e.g., asbestos or silica), certain medications, connective tissue diseases, infections, and interstitial lung diseases, or as idiopathic pulmonary fibrosis (“IPF”), which presents spontaneously. It was estimated in 2022 that IPF, which is just one of more than 200 types of PF, affects 1 out of 200 adults over the age of 70 in the United States. There are over 250,000 Americans living with PF today. Approximately 50,000 new cases are diagnosed each year, and as many as 40,000 Americans die from IPF annually, with an estimated global prevalence between 0.33-4.51 per 10,000 persons. Prognosis for IPF patients continues to be poor, with an untreated median survival of 2-3 years and a marked socioeconomic burden posed by this disease. iHealthcareAnalyst, Inc. has reported the global market for idiopathic pulmonary fibrosis is estimated to reach “$10.1 billion by 2029, growing at CAGR 7.3% over the forecast period, driven by dramatically increasing prevalence and incidence with age, premium-priced drugs, and rapid approval of new treatments.”

Autoimmune Background

Autoimmune disease occurs when the body’s immune system – which is supposed to be defending the body against viruses, bacteria, and other invaders – causes or perpetuates illness. Simply put, the body’s defense system attacks itself. According to the NIH, autoimmune diseases can attack almost any part of the body. Estimates are that more than 80 diseases occur as a result of the immune system attacking the body’s own organs, tissues, and cells including AA and T1D.

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Autoimmune Market Opportunity

Type 1 Diabetes: There is currently no cure for T1D, which requires daily administration of insulin. The International Diabetes Federation (“IDF”) placed the number of people with T1D in 2025 at approximately 9.5 million worldwide, and estimated that prevalence of T1D in children and adolescents 19 years old or younger at 1.8 million globally. The CDC estimates that approximately 5%-10% of all people with diagnosed cases of diabetes have T1D. According to the CDC’s 2022 National Diabetes Statistics Report for the U.S., approximately 244,000 children and adolescents in the U.S. had T1D, and 1.6 million adults 20 years or older had T1D, which represented 5.7% of all U.S. adults diagnosed with diabetes in 2019. Experts have reported that in the North American and Caribbean basin region, the incidence rate of T1D is 21.9 per 1,000 persons 0-19 years of age and estimated that 1.6 million T1D patients in the U.S. will add more than $100 billion in direct healthcare costs over a 10-year period.

Alopecia Areata (AA): Experts have estimated that 2% of the global population is affected by AA. AA prevalence in the U.S. is estimated to be 700,000 persons, where approximately 300,000 of those have moderate to severe disease. According to Fortune Business Insights, the global alopecia treatment market size is expected to reach $13.45 billion in 2027 from $8.89 billion in 2019 and estimated to grow at a CAGR of 5.2% during forecast period (2020-2027). Based on a study of 68,121 people, U.S. patients with AA spent an average of $419.12 per person (standard deviation of $1,534.99) due to the disease in the 12 months after their diagnosis. Of note, GlobalData Healthcare reported that as of 2019, the estimated annual cost of therapy for Janus kinase (JAK) inhibitors “will be approximately $50,000 . . . substantially more than the $1,400 annual price tag of immunosuppressant cyclosporine, which is one of the more expensive therapies for AA”.

Risks Associated with Our Business

Our business involves significant risks, some of which are summarized below. Before you invest in our securities, you should carefully consider all the information in this prospectus, including the text of the full risk factors discussed in the section entitled “Risk Factors,” as well as our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The occurrence of any of the events or developments described in this prospectus could have a material adverse effect on our business, financial condition, results of operations, growth prospects and stock price. In such an event, the market price of our common shares could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common shares.

Risks associated with our business include, among others:

●	We have a need for capital and will need to raise additional capital. If we fail to obtain necessary financing, or do so on unattractive terms, our operations could be harmed;
●	We have no approved products on the market;
●	Early indications of safety and tolerability from clinical studies with FS2 may not predict later results;
●	We have limited experience in managing communications with regulatory authorities, including filing Investigational New Drug (“IND”) applications, filing new drug applications, submitting promotional materials, and generally directing the regulatory processes in all territories;
●	We have a limited operating history and a history of escalating operating losses and expect to incur significant additional operating losses. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it;
●	The regulatory approval process is expensive, time consuming and uncertain, and may prevent us from obtaining approvals necessary for the sale or out-licensing of all or some of our product candidates;
●	We face uncertainty including the potential for reduced U.S. government funding and staff and resource reductions at the FDA and other U.S. government agencies, which may adversely affect our business;
●	If we fail to successfully develop our product candidates, our future revenues will be adversely affected.
●	If our clinical trials do not meet the stated endpoints, or if we experience significant delays in these trials, our ability to commercialize some of our product candidates and our financial position will be impaired;
●	Delays in the commencement of clinical testing of the current product candidates could result in increased costs to us and delay our ability to generate revenues;
●	Our product candidates may not obtain necessary regulatory approvals in foreign jurisdictions;
●	If we lose key management or scientific personnel, or other significant personnel, or experience increases in our compensation costs, our business may materially suffer;
●	Third parties that conduct certain components of our clinical studies may not perform satisfactorily;
●	Data provided by collaborators and others upon which we rely that has not been independently verified could turn out to be false, misleading, or incomplete;
●	The results of clinical trials may not support our product candidate claims;
●	We may be required to suspend or discontinue clinical trials for a number of reasons, including adverse side effects or other safety risks that could preclude approval of any of our product candidates;
●	Changes to trade policies and tariff and import/export regulations or our failure to comply with such regulations may adversely affect our business, financial condition, and results of operations.
●	Even if we receive regulatory approval for a planned product, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense;
●	We expect to rely on third parties to formulate and manufacture our product candidates;
●	In certain cases, we may rely on a single supplier for a particular manufacturing material, and any interruption in or termination of service by such suppliers could negatively affect our operations;

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●	If we are not able to develop collaborative marketing relationships with licensees or partners, or create an effective sales, marketing, and distribution capability, we may be unable to market our products successfully;
●	Healthcare reform measures could hinder or prevent our planned products’ commercial success;
●	Even if we are able to commercialize our product candidates, some or all of our products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business;
●	Significant uncertainty exists as to the coverage and reimbursement status of any of our product candidates;
●	Our commercial success depends upon attaining significant market acceptance among hospitals, physicians, patients, and healthcare payors of our product candidates following regulatory approval;
●	We face intense market competition and competitors may render our products obsolete or non-competitive;
●	We face the risk of product liability claims and the amount of insurance coverage we hold now or in the future may not be adequate to cover all liabilities we might incur;
●	The requirements of being a reporting company may strain our resources, increase our costs, and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner;
●	We may have conflicts of interest and have engaged in transactions with affiliates and have entered into agreements or arrangements that were not negotiated at arms’ length;
●	We are subject to the risks of doing business abroad;
●	Our business operations depend significantly on information technology systems, and a cyber-attack or other significant disruption or breach of our information technology systems could cause us significant financial, legal, regulatory, business, and reputational harm;
●	The impact of widespread public health crises is difficult to predict and could materially and adversely impact our business, including our sale or out-licensing, nonclinical activities, and clinical trials;
●	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business;
●	If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our markets;
●	The patents that are subject to the UBC License Agreement have, and any patents we secure in the future, will have, a limited lifespan and will eventually expire;
●	Third-party claims of IP infringement may prevent or delay our development and sale or out-licensing efforts;
●	We may be involved in lawsuits to protect or enforce our patents, which could be expensive and unsuccessful;
●	Recent patent reform legislation has increased the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of the licensed patents;
●	Obtaining and maintaining our patent protection depends on compliance with various requirements, and our patent protection could be reduced or eliminated for non-compliance with these requirements;
●	We may not be able to protect our intellectual property rights throughout the world;
●	We may not be able to file IND applications to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, HC, or equivalent regulatory bodies may not permit us to proceed;
●	We only have a limited number of employees to manage and operate our business;
●	The direct listing process differs from an initial public offering underwritten on a firm-commitment basis;
●	Our common shares currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common shares may be volatile;
●	Our financial advisor, Maxim Group LLC, has potential conflicts of interest arising from its dual role as our financial advisor for the Direct Listing and as its corporate parent is a Registered Shareholder.
●	Future sales of common shares by our Registered Shareholders and other existing shareholders could cause our share price to decline;
●	Your ownership interest may be diluted by exercises of currently outstanding or committed warrants;
●	Future sales and issuances of capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our shareholders and could cause the market price of our securities to decline;
●	We do not expect to pay dividends for the foreseeable future;
●	Our lack of experienced accounting staff may impact our ability to report our future financial results on a timely and accurate basis;
●	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our common shares may be materially and adversely affected;
●	Our majority shareholders will control the Company for the foreseeable future, including the outcome of matters requiring shareholder approval;
●	The public price of our common shares, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our common shares in private transactions;
●	The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our common shares;
●	Our failure to meet the continuing listing requirements of Nasdaq could result in a delisting of our securities;
●	We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results;
●	If our common shares become subject to the penny stock rules, it would become more difficult to trade;
●	If we were to dissolve, the holders of our securities may lose all or substantial amounts of their investments;
●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

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Corporate Information

Our principal executive offices are located at 130 Kingscross Drive, King City, Ontario, Canada L7B 1E6, and our telephone number is 905-833-3414. Our website address is https://birchbiomed.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this registration statement of which this prospectus forms a part. You should not rely on any information on our website in making your decision to purchase our securities.

Controlled Company

Upon completion of this offering, four of our shareholders, including Mark Miller our Chief Executive Officer and Chairman of the Board of Directors, and Susan Elliot, our Chief Operating Officer and director, will be able to exercise in excess of 50% of the aggregate voting power of our issued and outstanding common shares and will have the ability to determine all matters requiring approval by our shareholders, immediately after the consummation of this offering. For further information, see “Principal and Registered Shareholders.” As a result, we may be a “controlled company” within the meaning of the Nasdaq listing rules. If we are a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Listing on the Nasdaq Global Market

There is currently no public trading market for our common shares. In connection with this offering, we have applied to list our common shares on the Nasdaq Global Market (“Nasdaq”) under the symbol “BRBM.” If our listing application is approved, we expect to list our common shares on Nasdaq upon the effectiveness of the registration statement of which this prospectus forms a part. No assurance can be given that our listing application will be approved or that our common shares will be listed on Nasdaq. This offering will occur only if Nasdaq approves the listing of our common shares.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

●	engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
●	comply with new or revised accounting standards applicable to public companies as quickly as other public companies;
●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

We will remain an “emerging growth company” until the earliest to occur of:

●	our reporting $1.235 billion or more in annual gross revenues;
●	our issuance, in a three-year period, of more than $1 billion in non-convertible debt;
●	the end of the fiscal year in which the market value of our common shares held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and
●	December 31, 2031.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

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SUMMARY FINANCIAL AND OTHER DATA

The summary financial and other data set forth below should be read together with our financial statements and the related notes to those statements, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

The statements of operations data for the years ended December 31, 2025 and September 30, 2024, and three-months ended December 31, 2024, and the balance sheet data as of December 31, 2025, and September 30, 2024, and three months ended December 31, 2024, have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2026 and 2025, and the balance sheet data as of March 31, 2026, have been derived from our unaudited financial statements for the three months ended March 31, 2026, included elsewhere in this prospectus

We changed our fiscal year end from September 30 to December 31, effective January 1, 2025. References to “year ended December 31, 2025” relate to the period from January 1, 2025 to December 31, 2025. References to “year ended September 30, 2024” relate to the period from October 1, 2023 to September 30, 2024. While results of operations for the periods presented are impacted by the Company’s stage of development, financing activities, and operations, we did not incur any seasonal or unusual operating expenses in these periods or the three months ended December 31, 2024 that we believe would impact the comparability of the periods presented. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	(Unaudited) Three Months Ended		Year Ended		Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025	September 30, 2024	December 31, 2024
Statement of Operations Data:
Operating Expenses:
Research and development	$51,075	$33,475	$219,035	$479,390	$194,963
General and administrative	430,845	777,248	3,240,033	2,868,580	657,573
Total operating expenses	481,920	810,723	3,459,068	3,347,970	852,536
Loss from operations	(481,920)	(810,723)	(3,459,068)	(3,347,970)	(852,536)
Other Income (expenses):
Foreign exchange (loss) gain	(3,804)	1,598	1,742	2,509	2,276
Interest expense	(3,229)	(2,447)	(12,038)	(10,221)	(2,727)
Fair value change of convertible notes payable	(50,100)	(45,772)	(1,084,578)	(125,760)	(39,567)
Other income (expense)	-	-	-	124,183	-
Total other (expense) income	(57,133)	(46,621)	(1,094,874)	(9,289)	(40,018)
Net loss	$(539,053)	$(857,344)	$(4,553,942)	$(3,357,259)	$(892,554)

Net loss applicable to common stockholders per common share - basic and diluted (1)	$(0.01)	$(0.03)	$(0.13)	$(0.10)	$(0.03)
Weighted-average number of common shares used per common share applicable to common stockholders - basic and diluted	37,825,640	32,893,116	34,338,124	32,853,344	32,884,783

(1)	See Note 2 to our financial statements for the three months ended March 31, 2026, included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share applicable to common shareholders.

	(Unaudited) Three Months Ended	Year Ended		Three Months Ended
	March 31, 2026	December 31, 2025	September 30, 2024	December 31, 2024
Balance Sheet Data:
Cash and cash equivalents	$3,186,510	$3,431,079	$1,614,135	$824,343
Accounts payable and accrued liabilities	505,812	654,651	514,141	587,202
Convertible notes payable, at fair value	-	9,321,008	3,326,202	3,365,769
Residual interest debt	118,438	115,514	101,900	104,512
Total Stockholders’ Equity (Deficit)	$2,506,120	$(6,767,817)	$(2,171,172)	$(3,063,726)

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RISK FACTORS

Investing in our securities is highly speculative and involves a significant degree of risk. You should carefully consider the risks described below and elsewhere in this prospectus, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common shares could decline and you may lose all or part of your investment.

Risks Related to Our Business and our Industry

We have a need for capital and will need to raise additional capital after the Direct Listing to continue to operate our business and develop our product candidates and therapeutics. If we fail to obtain necessary financing, or do so on unattractive terms, our development programs and other operations could be harmed.

We have recurring net losses, which have resulted in an accumulated deficit of $25,154,480 as of March 31, 2026. We incurred net loss of $539,053 for the three months ended March 31, 2026 and $4,553,942 for the fiscal year ended December 31, 2025. At March 31, 2026, we had cash and cash equivalents of $3,186,510. While our short-term goal is to out-license or sell the indications in our NHP/Cosmetics Platform, there can be no assurance that those efforts will be successful, and even if such efforts are successful, we anticipate that we will need to raise additional capital to fund the development of our clinical product candidates and therapeutics. As a result, we will need an influx of capital to continue our operations beyond that point. During the three months ended March 31, 2026, and the years ended December 31, 2025, and September 30, 2024, we raised total proceeds of approximately $305,000, $4,808,500, and $1,920,000, respectively, from the issuance of convertible promissory notes and the proceeds from exercise of warrants. We may also need to seek additional sources of financing, which might not be available on favorable terms, if at all, to continue our operations past the next twelve months. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned clinical trials or obtain approval of any of our product candidates from HC or the FDA, or any foreign regulatory authorities, and could be forced to discontinue product development.

We will require substantial funds to further develop and commercialize our clinical product candidates and therapeutics. We expect to incur significant spending as we expand our development programs, manage continuing operations and partnering activities, and our future capital requirements will depend on many factors, including:

●	the scope and results of our clinical trials;
●	the timing of, and costs involved in, obtaining regulatory approvals for the products we are developing across our Pharmaceutical Rx and NHP/Cosmetics platforms; and
●	the costs involved in preparing, filing, prosecuting, maintaining, and enforcing licensed patent(s).

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Additional financing may not be available when we need it and may not be available on favorable terms or at all. If we are unable to obtain adequate funding on a timely basis, we may be required to curtail one or more of our development programs for our therapeutic platforms to reduce our operations. If we raise additional funds by issuing equity securities or convertible debt, our existing shareholders will experience dilution and the terms of any new equity securities may have preference over our existing shares. In the current economic climate, we may be unable to raise additional funds through any sources.

Early indications of safety and tolerability results from our clinical studies with FS2 may not predict the results of later studies.

Results of an HC-approved 40-patient Phase 1 clinical trial demonstrated that topically administered FS2 was well tolerated with no serious adverse effects. However, the first study was a “first-in-human” Phase 1 study designed to assess the initial safety characteristics of FS2 in healthy subjects and was not designed to, and did not, evaluate safety, tolerability and efficacy of FS2 in patients with ongoing health conditions. Additional larger studies may be required to evaluate the safety, tolerability, and efficacy of FS2 to treat patients with medical indications, including some antifibrotic indications. There can be no assurance that such future studies will demonstrate the safety, tolerability, or efficacy of FS2. The failure of FS2 to show safety, tolerability, or efficacy in any future clinical studies would significantly harm our business.

We have no approved products on the market.

We are a pre-revenue company with limited operating history, dedicated to the development of our clinically validated FS2 for topical use to prevent scars and break down existing scars, including hypertrophic scars and keloidal scars, and the continued development of our AI-001 therapeutic for use in autoimmune diseases such as AA and T1D and FS2 for use in certain organ fibroses. Our short-term goal is to out-license or sell the indications in our NHP/Cosmetics Platform. To date, we have no approved product on the market. All NHP ingredients, whether medicinal or non-medicinal, must be listed in this database in order to be referenced in a Product License Application form – the paperwork required to obtain NHP approval. HC’s NNHPD is the Canadian regulatory authority for NHPs and OTCs. In Canada, NHPs are regulated as a subset of drugs. As a result, there is significant overlap between the NHP and OTC categories, with the exception that NHPs can display general health claims about maintaining or promoting health and cannot be administered via implant or injection. A key differentiation between OTCs and NHPs is that NHPs must contain specific listed medicinal ingredients, e.g. plants, plant isolates. HC approval as either an NHP or OTC drug would allow for label claims on-packaging around scar prevention and treatment and sale over the counter without a prescription. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. Notwithstanding such approval, we do not currently have any product on the market.

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We have limited experience in managing communications with regulatory authorities, including filing IND applications, filing new drug applications, submitting promotional materials, and generally directing the regulatory processes in all territories.

An HC-approved Phase 1 double-blind and placebo-controlled clinical trial of FS2 in 40 adult subjects demonstrated that it was well tolerated and had no serious adverse effects. Additionally, we completed a double-blind, randomized, controlled trial showing that FS2 significantly reduced the appearance of keloidal scars versus both placebo and the leading competition (Mederma® Advanced Scar Gel; Perrigo Company plc (NYSE: PRGO)) and are in the process of conducting an HC-approved Phase 2 clinical trial (since amended to a Phase 2b/ Phase 3 clinical trial) for scar prevention and treatment in burn victims requiring skin grafts. In addition, statistical analysis of our completed double-blind pilot clinical trial (approved by a U.S. IRB and conducted in the U.S.) on the use of topical FS2 to reduce the appearance of facial atrophic acne scars reported that topical FS2 demonstrated positive clinical response, was well tolerated and resulted in no serious adverse effects. We have not conducted any clinical trials with respect to AI-001.

As we progress FS2 and AI-001 through our development pipeline we will be responsible for managing communications with regulatory authorities, including filing Clinical Trial Applications with HC for clinical trials to be conducted in Canada and Investigational New Drug (“IND”) applications with the FDA for clinical trials to be conducted in the U.S., filing New Drug Applications (“NDA”), submitting promotional materials, and generally directing the regulatory processes in all territories and countries we seek to sell our product candidates. We have limited experience directing such activities and may not be successful with our planned development strategies, on the planned timelines, or at all. Even if any of our products are designated for “fast track” or “priority review” status such designation or approval pathway does not necessarily mean a faster development process or regulatory review process or necessarily confer any advantage with respect to approval compared to conventional procedures. For example, in the U.S., accelerated development and approval procedures will only be available if the indications for which we are developing products remain unmet medical needs and if our clinical trial results support use of surrogate endpoints, respectively. Even if these accelerated development or approval mechanisms are available to us, depending on the results of clinical trials, we may elect to follow the more traditional approval processes for strategic and marketing reasons, since drugs approved under accelerated approval procedures are more likely to be subjected to post-approval requirements for clinical studies to provide confirmatory evidence that the drugs are safe and effective. If we fail to conduct any such required post-approval studies or if the studies fail to verify that any of our products are safe and effective, FDA approval could be revoked. It can be difficult, time-consuming, and expensive to enroll patients in such clinical trials because physicians and patients are less likely to participate in a clinical trial to receive a drug that is already commercially available. Drugs approved under accelerated approval procedures also require regulatory pre-approval of promotional materials that may delay or otherwise hinder our efforts to sell or out-license the indications in our NHP/Cosmetics platform. We may face similar issues if we seek “fast track” or “priority review” in countries other than the U.S.

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We have a limited operating history and a history of escalating operating losses and expect to incur significant additional operating losses. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biotech product development is a highly speculative undertaking and involves a substantial degree of risk. We are a pre-revenue clinical stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We were established on February 20, 2015, and to date, we have focused primarily on organizing and staffing our Company, business planning, raising capital, discovering potential product candidates, and conducting preclinical studies and clinical trials. Accordingly, we have a limited operating history and a history of escalating operating losses and there is limited historical financial information upon which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations.

We have incurred significant operating losses since our inception. If our product candidates are not successfully developed and approved, we may never generate any revenue. Our losses have primarily resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to incur substantial additional operating expenses over the next several years as our research, development, and clinical trial activities increase. While our short-term goal is to out-license or sell the indications in our NHP/Cosmetics Platform, there can be no assurance that those efforts will be successful, and even if such efforts are successful we anticipate that we will need to raise additional capital to fund the development of our clinical product candidates and therapeutics which will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from the commercialization of our platforms, including through partnerships or the out-licensing or sale of the technologies in our Pharmaceutical Rx platform to third-parties. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

To become and remain profitable, we must succeed in developing and eventually commercializing our products candidates, including through partnerships or the out-licensing or sale of the technologies in our NHP/Cosmetics and Pharmaceutical Rx platform to third-parties, that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials of our product candidates and therapeutics, discovering additional product candidates, obtaining regulatory approval for these product candidates, manufacturing, marketing, and selling any products for which we may obtain regulatory approval and raising sufficient funds to finance our activities. We are only in early clinical stages of some of these activities and have not yet demonstrated our ability to succeed at all these undertakings. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotech industry. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

●	continue to undertake development and clinical trials for our product candidates;
●	seek regulatory approvals for our product candidates;
●	implement additional internal systems and infrastructure; and
●	hire additional personnel.

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We also expect to experience negative cash flow for the foreseeable future as we fund our operations. As a result, we will need to generate significant revenues to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability would negatively impact the value of our securities. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our Company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates, or even continue our operations. A decline in the value of our Company could also cause you to lose all or part of your investment.

We have no history of commercializing product candidates.

We have no history of commercialization of product candidates, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability. Our operations to date have been largely focused on developing our FS2 product candidates and AI-001 therapy. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. In addition, only one of our product candidate platforms, our topical scar prevention and treatment product candidates, is near commercial launch, while some of our other development programs remain in early clinical stages. We have not yet demonstrated an ability to successfully complete any pivotal clinical trials beyond Phase 2, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing product candidates.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

The regulatory approval process is expensive, time consuming and uncertain, and may prevent us from obtaining approvals for the commercialization of our product candidates.

We finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. Notwithstanding such approval, we do not currently have any product on the market. Some of our other product candidates, with the exception of our topical cosmetic products that have completed necessary regulatory requirements (HC Phase 1) clinical trial or the above-mentioned finalized clinical development of our NHP/Cosmetics Platform, will require regulatory approval in the U.S. and elsewhere. The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of pharmaceutical products are subject to extensive regulation by HC in Canada, the FDA in the U.S. and regulatory authorities in other countries, with regulations differing from country to country. Of the large number of pharmaceutical products in development in the United States, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. We are not permitted to market some of our products in the United States until we receive the requisite approval from the FDA.

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Some of our current product candidates and the activities associated with their development and commercialization, including design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export, and reporting of safety and other post-market information, are subject to comprehensive regulation by HC, the FDA, the European Medicines Agency (“EMA”) and other foreign regulatory agencies. Failure to obtain marketing approval for these product candidates will prevent us from commercializing them. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third parties to assist us in this process. In some instances, securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for some product candidates and therapeutic indications to establish the product’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. HC, the FDA, EMA, or other regulatory authorities may determine that our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. As a result, some marketing approvals we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

In addition, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical, or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate.

Regulatory authorities may delay, limit, or deny approval of our products for many reasons, including, among others:

●	disagreement with or disapproval of the design or implementation of our clinical trials;
●	failure to demonstrate that our product candidate is safe and effective for its proposed indication;
●	failure of our product candidate to demonstrate efficacy at the level of statistical significance required for approval;
●	failure to demonstrate that our product candidate’s clinical and other benefits outweigh its safety risks;
●	a negative interpretation of the data from our preclinical studies or clinical trials;
●	deficiencies in the manufacturing processes or failure of third-party manufacturing facilities with whom we contract for clinical and commercial supplies to pass inspection; and/or
●	insufficient data collected from clinical trials or changes in the approval policies or regulations that render our preclinical and clinical data insufficient to support the submission and filing of an NDA or to obtain regulatory approval.

Moreover, obtaining regulatory approval for the marketing of our products in one country does not ensure that we will be able to obtain regulatory approval in other countries; additionally, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

Failure to comply with regulatory requirements may subject us to administrative or judicially imposed sanctions, including the following:

●	warning letters;
●	civil or criminal penalties and fines;
●	injunctions;
●	suspension or withdrawal of regulatory approval;
●	suspension of any ongoing clinical studies;
●	voluntary or mandatory product recalls and publicity requirements;
●	refusal to accept or approve applications for marketing approval of new drugs or biologics or supplements to approved applications filed by us;
●	restrictions on operations, including costly new manufacturing requirements; and/or
●	seizure or detention of our products or import bans.

Some of our product candidates will require significant additional development, clinical trials, regulatory clearances, and additional investment by us before they can be commercialized.

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Due to the recent change in presidential administration in the U.S., we and our industry face uncertainty including the potential for reduced U.S. government funding and staff and resource reductions at the FDA and other U.S. government agencies, which may adversely affect our business.

Since taking office in January 2025, President Trump and his cabinet have expressed an intention of and undertaken efforts to reduce the size and spending of the U.S. federal government. As part of this initiative, President Trump established the Department of Government Efficiency (“DOGE”), which is tasked with reducing government spending and increasing efficiency of the U.S. federal government and its component agencies. Since its establishment, DOGE has taken action aimed at reducing the workforce of the U.S. federal government and eliminating other expenditures, such as facility leases, used by the U.S. federal government and its component agencies. While these and other actions taken by the Trump Administration could be viewed as a part of a larger goal of deregulation, a consequence of these developments and other actions taken by DOGE or the Trump Administration generally could be reduced resources, employees and contractors at the FDA and other U.S. federal agencies through which regulatory approvals will be required for us and our product candidates and programs. For example, less staff and resources at the FDA could result in the approval process for clinical trials or product candidates having a longer duration or being more costly to expedite. Any of these or other outcomes, which remain uncertain, could materially adversely affect us.

If we fail to successfully develop our product candidates, our future revenues will be adversely affected.

Our future success, if any, in the foreseeable future will likely be derived from commercialization and clinical development of our product candidates. If they are unsuccessful, our ability to generate revenues will be adversely affected. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products, including:

●	delays in product development, clinical testing, or manufacturing;
●	unplanned expenditures in product development, clinical testing, or manufacturing;
●	failure to receive regulatory approvals;
●	failure to secure rights from third parties for new technology;
●	failure to achieve market acceptance; and
●	emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable product. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, our business, financial condition, and results of operations may be materially harmed.

The clinical trials required for pharmaceutical product candidates are expensive and time-consuming and their outcome is uncertain. If our clinical trials do not meet the stated endpoints in their evaluations, or if we experience significant delays in any of these tests or trials, our ability to commercialize some of our product candidates and our financial position will be impaired.

Some of our product candidates require further clinical development, which is a long, expensive, and uncertain process that in some cases involve several clinical trials, any of which is subject to significant risks and delays. Due to known or unknown circumstances beyond our control, it may take us several years to complete our testing, and failure can occur at any stage of testing. Delays associated with products for which we are directly conducting clinical trials may cause us to incur additional operating expenses. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

●	failure to recruit enough patients or slower than expected rates of recruitment;
●	modification of clinical trial protocols;
●	changes in regulatory requirements for clinical trials;
●	lack of effectiveness during clinical trials;
●	emergence of unforeseen safety issues;
●	delays, suspension, or termination of clinical trials by the institutional review board responsible for overseeing the study at a particular study site; or
●	government or institutional review board or other regulatory delays or “clinical holds” requiring suspension or termination of the trials.

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Any clinical test may fail to produce results satisfactory to the FDA or other regulatory authorities. Clinical data can be interpreted in different ways by different reviewers and regulators, which could delay, limit, or prevent regulatory approval. The failure of clinical trials to demonstrate safety and effectiveness for the desired indications could harm the development of that product candidate and other product candidates. This failure could cause us to abandon a product candidate and could delay development of other product candidates. Any delay in, or termination of, our clinical trials would delay our ability to commercialize some of our product candidates and generate product revenues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition, and results of operation.

Failure to enroll patients for clinical trials may cause delays in developing the product candidates.

We will encounter delays or possibly regulatory rejections if we are unable to enroll enough patients to complete clinical trials as planned. For example, the COVID-19 pandemic caused a delay in our HC-approved Phase 2b/ Phase 3 clinical trial for scar prevention in burn victims requiring skin grafts. While we have since selected multiple centers of expertise throughout Canada, two of which are enrolling subjects for clinical trial participation, patient enrollment depends on many factors, including the size of the patient population, the nature and complexity of the protocol, the proximity of patients to clinical sites and the eligibility criteria for patient inclusion in the trial. Any delays in planned patient enrollment in the future may result in increased costs and delays, which could harm or hamper our ability to develop certain product candidates in the desired timelines and planning period.

Even though we may obtain or apply for ODD for a product candidate, we may not be able to obtain orphan drug marketing exclusivity.

We may in the future seek that FS2 or AI-001 be designated as an orphan drug for certain indications by the FDA or applicable regulatory authorities in other countries. While the FDA granted us ODD in November 2025 to use FS2 for the investigational treatment of IPF, there is no guarantee that the FDA or its foreign equivalents will grant any future application for ODD for any of our product candidates, including FS2 or AI-001, for any other indications, which would make us ineligible for additional exclusivity and other benefits of ODD in those other indications.

Under the U.S. Orphan Drug Act, the FDA may grant ODD to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States or for which there is no reasonable expectation that the cost of developing and making a drug available in the Unites States for this type of disease or condition will be recovered from sales of the product. ODD must be requested before submitting an NDA. After the FDA grants ODD, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process. In addition to the potential period of exclusivity, orphan designation makes a company eligible for waiver of the Prescription drug User Fee (approximately $2.9 million), grant funding of up to $500,000 per year for five years to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA application user fee.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. There can be no assurance that we will receive ODD for any of our product candidates in the indications for which we think they might qualify if we elect to seek such applications.

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As a result, even though we have received ODD in the United States for the use of FS2 for the investigational treatment of IPF, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication. Furthermore, the FDA can waive orphan drug exclusivity if we are unable to manufacture sufficient supply of the product candidate or if the FDA finds that a subsequent applicant for the applicable indication demonstrates clinical superiority to our product candidate. In such event, we would lose the benefits of orphan drug exclusivity, including potential marketing exclusivity and the ability to implement premium pricing.

Delays in the commencement of clinical testing of the current product candidates could result in increased costs to us and delay our ability to generate revenues.

Delays in the commencement of clinical testing could significantly increase product development costs and delay product commercialization beyond the period planned and disclosed publicly and delay our ability to generate revenue. The commencement of clinical trials can also be delayed for a variety of reasons, including delays in:

●	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
●	reaching agreement on acceptable terms with prospective CROs and individual trial sites;
●	manufacturing sufficient quantities of a product candidate; and
●	restrictions placed on our operations or the operations of the CROs we work with by governmental authorities.

Our product candidates may not obtain the necessary regulatory approvals in foreign jurisdictions to be commercialized internationally.

As we expand, we intend to develop our product candidates to qualify for regulatory approval in international markets. To market a product in the European Union and many other foreign jurisdictions, we or our foreign marketing partners must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval in the U.S. or HC approval in Canada. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. Our product candidates may not qualify to obtain foreign regulatory approvals, or obtain approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

If we lose key management or scientific personnel, cannot recruit qualified employees, directors, officers, or other significant personnel, or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our officers and directors and the members of our Scientific Advisory Board. Our future success and growth will depend in part on the continued service of our directors, employees and advisors, and our ability to identify, hire, and retain additional personnel to lead the clinical trials. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. In addition, while we do carry directors’ and officers’ (“D&O”) liability insurance, we do not carry “key-man” life insurance on the lives of any of our employees or advisors. Such D&O insurance contains certain customary exclusions that may make it unavailable to the Company or its directors and officers in the event it is needed; and, in any case, the D&O insurance may not be adequate to fully protect us against liability for the conduct of our directors, officers or employees or our indemnification obligations to our directors and officers.

We rely on third parties to conduct certain components of our clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies.

We rely on third parties, such as CROs, clinical data management organizations, medical and academic institutions, and clinical investigators, to perform various functions for our several clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that each of our clinical studies is conducted in accordance with the general investigational plan and protocols for the study. Moreover, relevant governmental authorities require us to comply with standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of patients in clinical studies are protected. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical studies in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our planned products and will not be able, or may be delayed in our efforts to, successfully commercialize our planned products.

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Data provided by collaborators and others upon which we rely that has not been independently verified could turn out to be false, misleading, or incomplete.

We rely on third-party vendors, such as CROs, scientists, and collaborators to provide us with significant data and other information related to our projects, clinical trials, and our business. If such third parties provide inaccurate, misleading, or incomplete data, our business, prospects, and results of operations could be materially adversely affected.

The results of clinical trials may not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our proposed product candidate claims, that the FDA or governmental authorities in other countries will agree with our conclusions regarding such results, or that the FDA or governmental authorities in other countries will not require additional clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials often do not replicate the results of prior clinical trials and preclinical testing.

We may be required to suspend or discontinue clinical trials for a number of reasons, including adverse side effects or other safety risks that could preclude approval of any of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. For example, the COVID-19 pandemic caused a delay in our HC-approved Phase 2b/ Phase 3 clinical trial for scar prevention in burn victims requiring skin grafts. While we have since selected multiple centers of expertise throughout Canada, two of which are enrolling subjects for clinical trial participation, a clinical trial may be suspended or terminated by us, an institutional review board, the FDA or other regulatory authorities due to a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings for a clinical trial. In addition, clinical trials for our product candidates could be suspended due to adverse side effects. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. We may also voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may significantly harm our business, financial condition, results of operations, and prospects.

Even if we receive regulatory approval for a planned product, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Once regulatory approval has been obtained, the approved product and its manufacture are subject to continual review by the FDA or regulatory authorities of other countries. Our regulatory approval for our product candidates that require it, or for any planned products may be subject to limitations on the indicated uses for which the product may be marketed. Future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. In addition, we are subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities regarding the labeling, packaging, adverse event reporting, storage, advertising, promotion, and recordkeeping for our products.

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If we are able to commercialize our product candidates, changes to U.S. or other countries’ trade policies and tariff and import/export regulations or our failure to comply with such regulations may have an adverse effect on our business, financial condition, and results of operations.

If we are able to commercialize our product candidates, changes in import and export policies, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions by the U.S. and/or other foreign governments, and/or general uncertainty about potential changes in such policies, could require us to change the way we conduct business and/or adversely affect our financial condition, results of operations, and reputation.

The current environment is dynamic and uncertain, as the U.S. presidential administration has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times since taking office in January 2025, including products manufactured in Canada. These actions have resulted in reciprocal tariffs or other countermeasures from other countries, and may result in further retaliatory measures on U.S. goods. If implemented and maintained, these tariffs and the potential escalation of trade disputes could pose a risk to our business that could affect our revenue and cost of our products, which are manufactured in Canada, if we are able to commercialize our product candidates. Our commercial manufacturers may incur tariffs leading to increased prices. We are closely monitoring this evolving situation and evaluating our responses, which may include shifts in our strategies. However, there can be no assurance that we will be able to fully mitigate the financial and competitive impacts of such tariffs or trade restrictions. In addition, changing U.S. tariff and trade policies could cause higher inflation, higher interest rates and slower economic growth or recession in the U.S., which could adversely affect demand for our products if we are able to commercialize our product candidates. At this time, the overall impact on our business related to these tariffs and trade policies remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges. Further, actions we take to adapt to new tariffs or trade restrictions may increase risk or may cause us to modify our operations, which could (i) be time-consuming and expensive; (ii) impact pricing of our products, which could impact our sales, profitability, and our reputation; or (iii) cause us to forgo business opportunities.

We rely on third parties to formulate and manufacture our product candidates.

We rely on one or more third-party commercial manufacturers to manufacture our approved products. Reliance on third-party manufacturers entails risks to which we would not otherwise be subject if we manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, tariffs and uncertainty in the regulatory environment, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates or any products we may eventually commercialize in accordance with our specifications), and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates and any products that we may eventually commercialize be manufactured according to Current Good Manufacturing Practices (“cGMP”) and similar foreign standards. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for the FDA to issue a warning or untitled letter, withdraw approvals for product candidates previously granted to us, or take other regulatory or legal action, including recall or seizure, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties. Our reliance on third-party manufacturers also involves risks related to reduced control over product quality, delivery schedules, and production yields. There can be no assurance that our manufacturers will be able to meet our specifications or manufacturing needs in a satisfactory and timely manner. A significant interruption of supply, failure to meet our quality requirements, or inability to obtain alternative manufacturers when needed could adversely affect our clinical development timelines and, if any of our product candidates receive regulatory approval, our ability to satisfy commercial demand. Any such failure, if publicly known, could also harm our reputation.

In certain cases, any interruption in or termination of service by a supplier could negatively affect our operations.

We rely on third-party suppliers for the materials used in the manufacture of our product candidates. Given the nature of the materials, we are not dependent on any one supplier. However, any interruption in or termination of service by a supplier could result in a delay or interruption in manufacturing until we engage an alternative source of supply. Any delay or interruption in manufacturing operations (or failure to engage a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations.

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If we are not able to develop collaborative marketing relationships with licensees or partners, or create an effective sales, marketing, and distribution capability, we may be unable to market our products successfully.

At this time, we do not intend to establish our own sales and marketing operations for our product candidates once they have obtained regulatory approval. Rather, our business strategy is to monetize our NHP/Cosmetics Platform through license or sale and to monetize our Pharmaceutical RX Platform through partnerships or the out-licensing or sale of the technologies in the Pharmaceutical Rx Platform, subject to any necessary government approval and consent from UBC. We may be unable to find a party to sell or out-license our NHP/Cosmetics Platform or Pharmaceutical Rx Platform technologies. Even if we do find a party willing to purchase or license our NHP/Cosmetics Platform, or Pharmaceutical Rx Platform technologies, the terms of any such transaction may not be acceptable to us or we may not be able to obtain any consents required from UBC or any applicable regulatory authority. If we are unable to find or consummate a transaction with terms acceptable to us we will reevaluate and may pursue other available options as it relates to our NHP/Cosmetics Platform and Pharmaceutical Rx Platform technologies including the out-license of product candidates to, or to enter into collaboration agreements with, larger firms with expertise in marketing and selling OTC and cosmeceutical products and other therapeutics and drug products. There can be no assurance that we will be able to successfully identify and establish these marketing, sales, or distribution relationships, that such relationships, if established, will be successful, or that we will be successful in gaining market acceptance for our products. Moreover, we will likely have to establish relationships with commercialization partners. To the extent that we enter into any marketing, sales, or distribution arrangements with third parties, our product revenues may be lower than if we marketed and sold our products directly, and any revenues we receive will depend upon the efforts of such third parties.

If we are unable to establish such third-party sales and marketing relationships, or choose not to do so, we will have to change our business strategy and establish our own in-house capabilities. We currently have no significant sales, marketing, or distribution infrastructure. To market any of our products directly, we would need to develop a marketing, sales, and distribution force that has both technical expertise and the ability to support a distribution capability. The establishment of a marketing, sales, and distribution capability would significantly increase our costs, possibly requiring substantial additional capital. In addition, there is intense competition for proficient sales and marketing personnel, and we may not be able to attract individuals who have the qualifications necessary to market, sell, and distribute our products. There can be no assurance that we will be able to establish internal marketing, sales, or distribution capabilities. If we are unable to, or choose not to, establish these capabilities, or if the capabilities we establish are not sufficient to meet our needs, we will be required to establish marketing, sales, or distribution relationships with third parties.

Healthcare reform measures could hinder or prevent our planned products’ commercial success.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenue and profitability and the future revenue and profitability of our potential customers. Federal and state lawmakers regularly propose, and, at times, enact legislation that would result in significant changes in the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, (together, the “PPACA”), was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes, and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The PPACA, among other things:

●	imposes a tax of 2.3% on the retail sales price of medical devices sold after December 31, 2012; and
●	could result in the imposition of injunctions.

While the United States Supreme Court upheld the constitutionality of most elements of the PPACA in June 2012, other legal challenges to the PPACA are still pending final adjudication in several jurisdictions. If any new or proposed legislation becomes law, it may adversely affect our business and financial results. At this time, we do not believe that the 2.3% tax imposed on sales of medical devices by the PPACA will be applicable to sales, if any, of our proposed products. We cannot assure you that the PPACA, as currently enacted or as amended in the future, or similar reforms or focus on cost containment in other countries, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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Even if we are able to commercialize our product candidates, some or all of our products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

Our ability to commercialize some of our products successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from governmental health administration authorities, private health insurers, and other organizations. Governmental authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Governmental authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors also may seek additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations before covering our products for those patients. In particular, even if the product candidates we develop are established as having superior efficacy compared to the current standard of care, payors may not adequately reimburse for such product candidates if their cost exceeds their relative superior efficacy. We cannot be sure that coverage and adequate reimbursement will be available for some of the products that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, some of our product candidates for which we obtain marketing approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our prescription product candidates for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution costs. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly or eventually obtain coverage and profitable reimbursement rates from both government-funded and private payors for some of the approved products that we develop could have a material adverse effect on our business, financial condition, and operating results.

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval.

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S., sales of any products for which we may receive regulatory marketing approval will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities such as Medicare, Medicaid, TRICARE, and the Veterans Administration, managed care providers, private health insurers, and other organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Patients are unlikely to use some of our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, those product candidates for which we may obtain regulatory approval or assure that coverage and reimbursement will be available for any products for which we may obtain regulatory approval that we may develop.

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Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;
●	safe, effective, and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates, if approved.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug and biologic benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs and biologics. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs and biologics, and each drug plan can develop its own formulary that identifies which drugs and biologics it will cover, and at what tier or level. However, Part D prescription drug formularies must include products within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs and biologics in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs and biologics may increase demand for products for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction I payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug or biologic product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price, or AMP, and Medicaid rebate amounts reported by the manufacturer. As of 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children’s hospitals) will not be eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. Further, on December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change instituted by the Centers for Medicare & Medicaid Services, or CMS, under the 340B program. For the 2019 and 2018 fiscal years, CMS altered the reimbursement formula. The court ruled this change was not an “adjustment” that was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation, and such a dramatic change was beyond the scope of the Secretary’s authority. On May 6, 2019, the district court reiterated that the rate reduction exceeded the Secretary’s authority and declared that the rate reduction for 2019 also exceeded the Secretary’s authority and remanded the issue to the United States Department of Health and Human Services to devise an appropriate remedy. On July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020. Plaintiffs-appellees filed a petition for a writ of certiorari at the Supreme Court on February 10, 2021 and the petition was granted on July 2, 2021. On June 15, 2022, the Supreme Court unanimously reversed the Court of Appeals’ decision, holding that the 2018 and 2019 reimbursement rates for 340B hospitals were contrary to the statute and unlawful. It is unclear how such litigation could affect covered hospitals who might purchase our products in the future and affect the rates we may charge such facilities for our approved products, if any.

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Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on our business and the healthcare industry in general is not yet known.

Changes to these current laws and state and federal healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Our commercial success depends upon attaining significant market acceptance among hospitals, physicians, patients, and healthcare payors of our product candidates following regulatory approval.

Even if we obtain regulatory approval for any of our product candidates that we may develop or acquire in the future, the product may not gain market acceptance among hospitals, physicians, health care payors, patients, and the medical community. The degree of market acceptance of any of our product candidates will depend on a number of factors, including:

●	demonstration of clinical safety and efficacy compared to other products;
●	relative convenience and ease of administration;
●	the prevalence and severity of any adverse effects;
●	limitations or warnings contained in a product’s labeling;
●	availability of alternative treatments and any new products that may in the future become available to treat the same indications as our product candidates;
●	new procedures or methods of treatment that may reduce the incidences of any of the indications in which our product candidates may show utility;
●	pricing and cost-effectiveness;
●	the effectiveness of our or any future collaborators’ sales and marketing strategies;
●	our ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and
●	the willingness of patients to pay out-of-pocket costs in the absence of third-party coverage.

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If our product candidates are approved but do not achieve an adequate level of market acceptance, we may not generate sufficient revenue from these products, and we may not be able to achieve or sustain profitability. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. In addition, our ability to successfully commercialize our product candidates will depend on our ability to manufacture our products, differentiate our products from competing products and defend the intellectual property of our products.

Developments by competitors may render our products obsolete or non-competitive or may reduce the size of our markets.

Our industry has been characterized by extensive research and development efforts, rapid developments, and intense competition. Our competitors may have or may develop superior products or approaches, which may provide them with competitive advantages. Our potential products may not compete successfully. If these competitors get to the marketplace before we do with better or less expensive products, our candidates, if approved for commercialization, may not be profitable to sell or worthwhile to continue to develop. Any products that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. The success of our candidates will depend upon factors such as product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance, and price, among other things. Other important factors to our success include speed in developing product candidates, completing clinical development and testing, obtaining regulatory approvals and manufacturing and selling commercial quantities of potential products to the applicable markets.

Most of our competitors, have substantially greater capital resources, research, and development staffs, facilities, and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve product commercialization or patent protection earlier than we can.

If we cannot compete for market share against other biomedical and therapeutic companies, we may not achieve sufficient product revenues and our business will suffer.

Any of our product candidates that we develop and/or commercialize will compete with a number of existing and future products and therapeutics developed, manufactured and marketed by others. Existing or future competing products may provide greater results or other benefits than our products or may offer comparable performance at a lower cost. If our proposed products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business will suffer.

We compete against much larger and better-financed companies that are collaborating with larger companies, academic institutions, government agencies, and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, may operate larger research and development programs or have substantially greater financial resources than we do, as well as greater experience in:

●	developing product candidates;
●	undertaking preclinical testing and human clinical trials;
●	obtaining regulatory approvals of product candidates;
●	formulating and manufacturing products; and
●	launching, marketing, and selling products.

We face intense market competition and exist in an industry with a strong emphasis on proprietary products.

Our industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. We face competition and potential competition from a number of sources, including pharmaceutical and biotechnology companies that are conducting research and development on therapeutics for similar indications, drug delivery companies and academic and research institutions. Many of our potential competitors have substantially greater financial, technical, and human resources than we do, as well as more experience in the development of product candidates, obtaining regulatory approvals of products, and the commercialization of those products. Consequently, our competitors may develop products for the treatment of indications we are pursuing or may pursue in the future, and such competitors’ products may be more effective, better tolerated and less costly than our product candidates. Our competitors may also be more successful in manufacturing and marketing their products than we are. We will also face competition in recruiting and retaining qualified personnel and establishing clinical trial sites and patient enrollment in clinical trials.

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We may face competition with respect to product candidates we seek to develop or commercialize in the future. However, we know of no other companies currently in clinical development with a bioavailable, small molecule that decreases collagen and increases matrix metalloproteinases. Matrix metalloproteinases (“MMPs”) are both an extracellular and cell membrane family of enzymes that facilitate the breakdown (remodeling) of collagen and other ECM proteins into fragments. MMPs are responsible for several biological activities including, but not limited, to cell migration, blood vessel growth and tissue remodeling. There are roughly 26 different MMPs, two of which (MMP-1 and MMP-3) are crucial to the breakdown of scar matrix/protein. There are some product candidates currently in production that indirectly compete with our FS2 drug candidate. Pirfenidone, a product by Roche, received FDA approval as a treatment of idiopathic pulmonary fibrosis in 2014 and is approved as an ointment to treat skin scars in Mexico. Similarly, nintedanib, a small molecule tyrosine kinase inhibitor developed by Boehringer Ingelheim Pharmaceuticals, Inc. that acts through inhibition of growth factors to treat idiopathic pulmonary fibrosis, received FDA approval in 2014. Pressure garments, where patients are required to wear garments for 23 hours a day for extended periods of time, have also been used as treatment options to mitigate the effects of scarring. In addition, silicone-based creams and persinian oil have been used as a cosmetic method to treat the appearance of scars. Additional topical products marketed/advertised for anti-scar or as anti-scar cosmetics/cosmeceuticals include, but are not limited to, jojoba oil, vitamin E, Bio-Oil® Skincare Oil, (Natural), Mederma® Advanced Scar Gel, and Epicyn™. Additional products in testing for anti-scar indications as found on clinicaltrials.gov include, but are not limited to, Fespixon, BMT101, pentamidine, and OLX10010.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biomedical/medical device and pharmaceutical industries, we will engage the services of consultants to assist us in the development of our product candidates. Often these consultants have been previously employed at or are previously or currently providing consulting services to other companies in the industry, including our competitors or potential competitors. Although no claim against us is currently pending, we may be subject to claims that these consultants or we have, inadvertently or otherwise, used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims, and there is a risk that contractual protections we have put in place may be ruled unenforceable or may otherwise be limited in their application. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We face the risk of product liability claims and the amount of insurance coverage we hold now or in the future may not be adequate to cover all liabilities we might incur.

Our business exposes us to the risk of product liability claims that are inherent in the development of products. These claims can arise at any point in the development, testing, manufacture, marketing, or sale of our product candidates. If the use of one or more of our or our collaborators’ products harms people, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, or others selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. To protect against potential product liability risks, we have $1 million CAD per occurrence and $5 million CAD aggregate clinical trial insurance for the FS2 Phase 2 clinical trial and $5 million CAD product liability insurance coverage. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaboration agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. If we are unable to maintain or increase insurance at an acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. If we are sued for any injury allegedly caused by our or our collaborators’ products, our liability could exceed our total assets and our ability to pay the liability. A successful product liability claim or series of claims brought against us would decrease our cash and could cause the value of our capital stock to decrease. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates, or negatively impact existing or future collaborations.

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We may have conflicts of interest and have engaged in transactions with affiliates and have entered into agreements or arrangements that were not negotiated at arms’ length.

We have engaged, and may in the future engage, in transactions with affiliates and other related parties. These transactions may not have been on terms as favorable to us as could have been obtained from non-affiliated persons. While an effort has been made and will continue to be made to obtain services from affiliated persons and other related parties at rates and on terms as favorable as would be charged by others, there will always be an inherent conflict of interest between our interests and those of our affiliates and related parties.

We are subject to the risks of doing business abroad.

A significant portion of our operations takes place outside the United States at facilities in Canada, and we also source materials from India, among other countries. Foreign operations are subject to a number of risks, including the imposition of tariffs and import and export controls, changes in governmental policies (including U.S. policy toward these countries), currency exchange rate fluctuations and other factors which could have an adverse effect on our business.

Our business operations depend significantly on information technology systems, and a cyber-attack or other significant disruption or breach of our information technology systems, or those of third parties on whom we may rely on or with whom we share confidential information, could cause us significant financial, legal, regulatory, business, and reputational harm.

We are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store, process and transmit sensitive information, including intellectual property, proprietary business information, personal information and other confidential information belonging to us and to third parties. It is critical that we do so in a secure manner to maintain the confidentiality, integrity, and availability of such sensitive information. We also outsource elements of our operations, including elements of our information technology infrastructure, to third-party vendors, and as a result, these vendors may have access to our computer networks or our confidential information. In addition, many of those vendors subcontract or outsource to other third parties some of their responsibilities under our agreements with such vendors. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the accessibility and distributed nature of our information technology systems, and the nature of the sensitive information stored on these systems, make such systems particularly vulnerable to internal and external attacks, both unintentional and malicious. In addition, remote working arrangements increases the risk that our systems, or those of our vendors or business partners, and any confidential or sensitive information contained in such systems may be subject to a security breach, incident, attack, or other exposure. Potential vulnerabilities can be exploited through inadvertent or intentional actions of our employees, third-party vendors, and business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity and are being conducted by sophisticated and organized groups and individuals, including organized criminal groups, “hacktivists,” nation-states and others, with a wide range of motives, including industrial espionage, and expertise. In addition to the extraction of sensitive information, such attacks could involve the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of such information. In addition, the prevalent use of mobile devices increases the risk of the occurrence of data security incidents.

Data security incidents or other significant disruptions affecting our, our vendors’ or our business partners’ information technology systems could adversely affect our business operations and result in loss or misappropriation of, or unauthorized access to, use or disclosure of, or the prevention of access to, sensitive information, which could cause us financial, legal, regulatory, business, and reputational harm. In addition, disruptions to our information technology systems could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, current or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce such data.

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There is no way to know with certainty whether we have experienced any data security incidents that we have not yet discovered. While we have no reason to believe this to be the case, attackers have become sophisticated with respect to concealing their access to systems, and many companies whose information security systems have been attacked are not aware that they have been attacked. Any event that leads to unauthorized access, use or disclosure of personal information, including personal information of our employees or patients or investigators in our clinical trials, could disrupt our business, harm our reputation, compel us to comply with applicable federal, state or foreign breach notification laws, subject us to time-consuming, distracting and expensive litigation, regulatory investigations and oversight or mandatory corrective action, require us to verify the correctness of certain stored information, or otherwise subject us to liability under applicable laws, regulations and our contracts with third parties, including those that require us to protect the privacy and security of personal information. This could cause us to incur significant costs and expose us to significant legal and financial liability and reputational harm. In addition, if there is any failure or perceived failure by us or our vendors or business partners to comply with our or their privacy, confidentiality or data security-related legal or other obligations to third parties, or if there are any security incidents or other inappropriate access events that result in the unauthorized access, release or transfer of sensitive information, including personally identifiable information, we may be the subject of governmental investigations, enforcement actions, regulatory fines, litigation, or public statements against us by advocacy groups or others, third parties, including clinical trial sites, regulators or current and potential business partners, may lose trust in us, and we could be subject to claims by third parties that we have breached our privacy- or confidentiality-related obligations, which could materially and adversely affect our business and prospects. Moreover, data security incidents and other unauthorized access can be difficult to detect, and any delay in identifying such incidents or unauthorized access may lead to increased harm of the types described above. While we have implemented technical and organizational measures designed to ensure a level of security appropriate to the risks involved, there can be no assurance that such measures have prevented or will prevent service interruptions or security incidents.

We only have a limited number of employees to manage and operate our business.

As of December 31, 2025, we had one full-time employee, five persons working on a contractual basis, and numerous consultants, advisors, and contract laboratories providing services to us. Our focus on the development of our FS2 drug candidate and AI-001 therapy platform has required us to optimize cash utilization and to manage and operate our business in a lean manner. We cannot assure you that we will be able to hire and/or retain adequate staffing levels to commercialize any of our product candidates or run our operations and/or to accomplish all the objectives that we otherwise would seek to accomplish.

The impact of widespread public health crises, pandemics or other epidemics is difficult to predict and could materially and adversely impact our business, including our commercialization, nonclinical activities, and clinical trials.

Any adverse widespread public health developments, as well as any governmental restrictive measures implemented to control such outbreaks, could have a material adverse impact on our business, including our commercialization, nonclinical activities, and clinical trials. These impacts, which are highly uncertain and cannot be accurately predicted, could be significant and long term. Further, any actions taken to mitigate any health crises could lead to an economic recession. For example, the COVID-19 pandemic and the efforts to control it caused significantly increased economic uncertainty, inflationary pressure in the U.S. and globally, supply chain disruptions, volatility in the capital markets, a decline in consumer confidence, changes in consumer behavior, significant economic deterioration, and an increasingly competitive labor market.

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The ultimate impact of the COVID-19 pandemic or any other widespread public health crisis on our business will depend on, among other things, the severity and length of the health crisis, the duration, effectiveness and extent of the mitigation measures and actions designed to contain the outbreak, the emergence, contagiousness and threat of new and different strains of the disease, the availability and efficacy of vaccines and effective treatments, public acceptance of vaccines and treatments for the disease, if any, changes in customer and consumer behavior as a result of the crisis, as well as the resulting economic conditions and how quickly and to what extent normal economic and operating conditions resume, all of which are highly uncertain. Such extraordinary events and their aftermaths can cause disruptions that could severely impact our business, commercialization efforts, preclinical studies, planned clinical trials, including:

●	delays or difficulties in enrolling volunteers and patients in our clinical trials;
●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and staff;
●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and clinics serving as our clinical trial sites and their staff supporting the conduct of our clinical trials;
●	interruption of key clinical trial activities, such as clinical trial site monitoring and source data verification, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;
●	interruption or delays in the operations of HC, the FDA, or other regulatory authorities, which may impact review and approval timelines;
●	interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;
●	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials and interruption in global shipping that may affect the transport of clinical trial materials;
●	interruptions in nonclinical studies due to restricted or limited operations at laboratory facilities of our or our outsourced service providers;
●	limitations on employee resources that would otherwise be focused on the conduct of our nonclinical studies or clinical trials due to sickness of employees or their families or the desire of employees to avoid contact with large groups of people, or other staffing shortages because of remote working requirements or otherwise;
●	delays in receiving authorization from local regulatory authorities to initiate our planned clinical trials;
●	changes in local regulations as part of a response to such health crises which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
●	delays in necessary interactions with local regulators, ethics committees, and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
●	refusal of HC or the FDA to accept data from clinical trials in affected geographies outside of Canada and/or the United States;
●	interruption or delays to our discovery and development pipeline; and
●	patent office interruption or delays in our ability to timely secure patent coverage for our product candidates.

The extent to which any future public health crisis, and mitigation measures taken in response, could have a material and adverse impact on our business and commercialization, nonclinical activities, and clinical trials, are highly uncertain and cannot be predicted with confidence, and may amplify many of the other risk factors disclosed elsewhere in this section.

Risks Related to Intellectual Property

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology that is either owned by us or licensed by us from others. We have an exclusive license agreement with The University of British Columbia (the “UBC License Agreement”) that covers the proprietary technology underlying both our FS2 product candidate and AI-001 therapeutic platform for the uses and methods of our current product candidates. The licenses granted by the UBC License Agreement may be terminated under certain conditions, including our failure to make payments as required under the agreement. The UBC License Agreement also imposes multiple obligations and covenants on us, including but not limited to annual, royalty and milestone payments, restrictions on cross- and sub-licensing, and patent prosecution. A breach of that agreement would therefore materially adversely affect our ability to commercialize all our products as currently planned. Termination of that agreement, or the reduction or elimination of our rights under it or any other agreement, would result in our having to negotiate new or reinstated arrangements on less favorable terms, or our not having sufficient intellectual property rights to operate our business. The occurrence of such events could materially harm our business and financial condition.

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Additionally, we may enter into future license agreements, which we expect will provide third parties with the right to terminate such agreements if we fail to comply with the terms thereof, in which event we may not be able to develop and market any product that is covered by such agreements. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates.

As a company dedicated to the evaluation and development of commercially viable autoimmune therapeutics/therapies and anti-scarring drugs we are continually evaluating new and novel indications and applications for our drug candidates, which may require modifying or expanding the use of a licensed technology outside of the terms of the applicable licensing agreement. If we decide to pursue a strategy of modifying or expanding the use of a licensed technology outside of the specified fields, we would need to negotiate and enter into an amendment to our existing license agreement with such licensor, enter into a new license agreement covering one or more additional such fields of use, or utilize technologies that do not infringe on such licensed rights. We may not be able to obtain any such required amendment, new license or to invent or otherwise access other technology on commercially reasonable terms or at all.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and
●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, us, and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our product candidates. The strength of patents in the medical device and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications relating to our licensed technologies may fail to result in issued patents with claims that cover our product candidates in the United States or in other countries where applications have been filed. There is no assurance that all the potentially relevant prior art relating to the patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, the patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims. Also, even if the patents are valid our ability to make use or sell products related thereto may be an infringement of a third parties intellectual property rights. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

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If the patent applications we hold or prosecute with respect to our platforms or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates and threaten our ability to commercialize future products. We have been issued patents relating to our FS2 drug candidate in Australia, Brunei, Brazil, Canada, Europe (EPO), Japan, Korea, New Zealand, Philippines, Russia, Singapore, South Africa, and the U.S. We have been granted patents relating to AI-001 in Australia, Canada, Europe (EPO), Hong Kong, Japan, Mexico, and Russia and applied for similar patents in the United States. We cannot offer any assurances about which, if any, pending patents will issue, the breadth of any such patent, or whether any granted patents will be found invalid and unenforceable or will be threatened by third parties in some way. Any successful opposition to these patents or any other patents owned by us or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period during which we could market a product candidate under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications, derivation proceeding in the United States can be initiated to determine whether (i) an inventor named in an earlier application derived the claimed invention from an inventor named in the petitioner’s application, and (ii) the earlier application claiming such inventions was filed without authorization. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty (20) years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic medications.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is either not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Although we require all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information.

Further, the laws of some foreign countries do not protect intellectual property to the same extent or in the same manner as the laws of the United States and Canada. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations, and financial condition.

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The patents that are subject to the UBC License Agreement have, and any patents we secure in the future, whether subject to the UBC License Agreement or owned directly by us, will have, a limited lifespan and will eventually expire.

Patents have a limited lifespan. In most countries, including the United States and Canada, the expiration of a patent is typically 20 years from the date that the application for the patent is filed. The patents that are subject to the UBC License Agreement will expire between 2034 and 2035. Various extensions of patent term may be available in particular countries; however, in all circumstances the life of a patent, and the protection it affords, has a limited term. If we encounter delays in obtaining regulatory approvals, the period during which we could market a product under patent protection could be reduced. We may seek extensions of patent terms where these are available in any countries where we are prosecuting patents. Such possible extensions include those permitted under the Drug Price Competition and Patent Term Restoration Act of 1984 in the United States, which permits a patent term extension of up to five years to cover an FDA-approved product. The actual length of the extension will depend on the amount of patent term lost while the product was in clinical trials. However, the applicable authorities, including the United States Patent and Trademark Office (“USPTO”) and the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data, and then may be able to launch their product earlier than might otherwise be the case.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the medical device and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, derivations, and re-examination proceedings before the USPTO and corresponding foreign patent offices. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the medical device and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents are held by a court to cover aspects of our processes for manufacture or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate in jurisdictions where third-party patents exist, unless we obtained a license or until such patent expires or efforts are made to appeal the decision of the court. Nevertheless, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe any patents regarding our licensed technology. To counter infringement or unauthorized use, we may be required to file infringement proceedings, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that such a patent is not valid, is unenforceable and/or has not been infringed, or may refuse to stop the other party from using the technology at issue on the grounds that the patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of these patents at risk of being invalidated or interpreted narrowly and could put patent applications at risk of not issuing.

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If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business. A defendant could also challenge our ownership of patents assigned to us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, which could have a material adverse effect on our business.

Recent patent reform legislation has increased the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of the licensed patents.

On September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law, including provisions that affect the way patent applications will be prosecuted and that may also affect patent litigation. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, were enacted March 16, 2013. Also, the Leahy-Smith Act altered the scope of disclosures that qualify as prior art, and it adjusted the scope of procedures that a third party may use to challenge a United States patent, including opposition procedures. However, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents we obtain, all of which could have a material adverse effect on our business and financial condition. Furthermore, there exists in the United States uncertainty regarding patentable subject matter under 35 U.S. Code § 101, and the judicially applied the subject matter exclusions and the interpretation of those exclusions by the courts in the United States. Accordingly, the interpretation of the subject matter exclusions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents we obtain, all of which could have a material adverse effect on our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We are required to pay such fees under the terms of the UBC License Agreement. The USPTO and various non-United States governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We have systems in place to remind us to pay these fees, and we employ reputable law firms and other professionals to help us comply with such requirement, but an inadvertent lapse, in many cases, can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

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We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Canada may be less extensive than those in the United States and Canada. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and Canada. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States and Canada, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and Canada. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and provoke third parties to assert claims against us. We may not prevail in any lawsuit that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may not be able to file IND applications to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, HC, or equivalent regulatory bodies may not permit us to proceed.

In addition to continuing our HC Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts, our initial focus is on obtaining regulatory approval from HC to initiate Phase 1b/ Phase 2a clinical trials for the use of FS2 for organ fibrosis (starting with IPF) and the use of AI-001 for T1D and AA. We continue to evaluate pathways for the clinical development of our product candidates for these indications in other jurisdictions including the U.S. and may pursue regulatory approval for clinical studies in these jurisdictions in parallel or after completion of HC clinical trials, once approved. We cannot be sure that submission of such applications will result in HC, the FDA, or equivalent regulatory bodies allowing further clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of such clinical trials. Any applications we submit could be denied by HC, the FDA, or equivalent regulatory bodies or they could place any future investigation of ours on clinical hold until we provide additional information, either before or after clinical trials are initiated. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. Unfavorable future trial results or other factors, such as insufficient capital to continue development of a product candidate or platform, could also cause us to voluntarily withdraw an effective IND or its equivalent.

To the extent we rely on foreign (non-U.S.) preclinical or clinical data for applications submitted in the U.S., the FDA may decline to accept such data unless the studies were conducted in compliance with Good Clinical Practice and other applicable requirements and the agency can validate the data (e.g., through inspection), and the FDA may require additional studies before authorizing U.S. clinical trials, consistent with 21 C.F.R. § 312.120 and related FDA guidance.

Risks Related to this Offering and Ownership of our Securities

Investors in our common shares may be unable to bring claims under Sections 11 and 12(a)(2) of the Securities Act due to the tracing requirement, which may limit the remedies available to investors in a direct listing.

In a traditional underwritten initial public offering, investors can generally trace their shares to the registration statement, enabling them to bring claims under Sections 11 and 12(a)(2) of the Securities Act for material misstatements or omissions. However, in a direct listing like ours that does not involve a firm commitment underwriting—where both registered and unregistered shares may be sold into the public market on the first day of trading—investors may be unable to establish that their shares were issued pursuant to the registration statement. As a result, liability under Section 11 and possibly Section 12(a)(2) may be unavailable to some investors, even in the event of a material misstatement or omission.

In June 2023, the U.S. Supreme Court held in Slack Technologies, LLC v. Pirani that shareholders asserting Section 11 claims must plead and prove that their shares are traceable to the allegedly defective registration statement. This decision confirms that the tracing requirement applies in the context of direct listings, making it harder for investors in these offerings to bring Securities Act claims. While the scope of Section 12(a)(2) liability remains unresolved, courts may impose similar traceability requirements.

As a result, investors in this offering may have fewer legal protections compared to investors in a traditional initial public offering, which could adversely affect investor confidence and demand for our common shares. If we were to face Securities Act litigation and were found liable, it could have a material adverse effect on our business, financial condition, and results of operations.

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An active, liquid, and orderly market for our common shares may not develop or be sustained. You may be unable to sell your common shares at or above the price at which you purchased them.

We currently expect our common shares to be listed and traded on Nasdaq. Prior to the listing of our common shares on Nasdaq, there has been no public market for our common shares. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with our existing shareholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our common shares in the open market. While our common shares may be sold after our listing of the common shares on Nasdaq by our existing shareholders in accordance with Regulation A, Regulation Crowdfunding, and Rule 144 of the Securities Act, as applicable, unlike an underwritten initial public offering, there can be no assurance that any of our existing shareholders will sell any of their common shares. As a result, there may initially be a lack of supply of, or demand for, common shares on Nasdaq. Conversely, there can be no assurance that our existing shareholders will not sell all of their common shares, resulting in an oversupply of our common shares on Nasdaq. In the case of a lack of supply of our common shares, the trading price of our common shares may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common shares if they are unable to purchase a block of our common shares in the open market due to a potential unwillingness of our existing shareholders to sell a sufficient amount of common shares at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common shares, the market for our common shares may be more volatile without the influence of long-term institutional investors holding significant amounts of our common shares. In the case of a lack of demand for our common shares, the trading price of our common shares could decline significantly and rapidly after the listing of our common shares on Nasdaq. Therefore, an active, liquid, and orderly trading market for our common shares may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our common shares. This could affect your ability to sell your common shares.

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

This is not an underwritten initial public offering of common shares. This listing of our common shares on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common shares on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of our common shares. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common shares during the period immediately following the listing. See also “—Our common shares currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common shares may be volatile.”

●	There is not a fixed number of common shares available for sale. Therefore, there can be no assurance that any Registered Shareholders or other existing shareholders will sell any or all of their common shares and there may initially be a lack of supply of, or demand for, our common shares on Nasdaq. Alternatively, we may have a large number of Registered Shareholders or other existing shareholders who choose to sell their common shares in the near term resulting in an oversupply of our common shares, which could adversely impact the public price of our common shares once listed on Nasdaq and thereafter.

●

Similar to a firm-commitment underwritten initial public offering, where it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into contractual lock-up arrangements with the underwriters to help promote orderly trading immediately after such initial public offering, the majority of our Registered Shareholders have entered into contractual lock-up agreements or other restrictions on transfer. Our directors, officers, shareholders who beneficially own more than 80,000 shares, and shareholders who received shares upon conversion of convertible notes, representing approximately 94% of the Company’s common shares, have entered into contractual 90-day lock-up agreements from the date our common shares are first listed on Nasdaq. Consequently, immediately upon listing any of our shareholders not subject to the 90-day lockup period, and all of our Registered Shareholders upon the expiration of the 90-day lock up period, may sell any or all of their common shares at any time (subject to any restrictions under applicable law). If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our common shares in the market, which could adversely impact the public price of our common shares.

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for the investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our common shares or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our common shares.

Such differences from a firm-commitment underwritten initial public offering could result in a volatile trading price for our common shares and uncertain trading volume, which may adversely affect your ability to sell any common shares that you may purchase.

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Our financial advisor, Maxim Group LLC, has potential conflicts of interest arising from its dual role as our financial advisor for the Direct Listing and as its corporate parent is a Registered Shareholder.

We have engaged Maxim Group LLC (the “Advisor”) as our financial advisor in connection with the Direct Listing. In that capacity, the Advisor is responsible for, among other things, determining when our common shares are ready to trade and approving proceeding with the opening trade price under Nasdaq Rule 4120(c)(8). Maxim Partners LLC, the corporate parent of the Advisor, is a Registered Shareholder that holds 3,750,000 common shares registered for resale under this prospectus. Although the Advisor has represented that Maxim Partners LLC acquired the common shares in the ordinary course of business and, at the time of acquisition, had no agreements or understandings to distribute the common shares; and while the Advisor is required to act in compliance with the anti-manipulation provisions of the federal securities laws, including Regulation M, there can be no assurance that the Advisor’s interests will be fully aligned with those of investors or other shareholders in all circumstances.

Our common shares currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common shares may be volatile.

We expect our common shares to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active market for our common shares may not develop or be sustained after the listing, which could depress the market price of our common shares and could affect the ability of our shareholders to sell our common shares. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common shares. An inactive market may also impair our ability to raise capital by selling our common shares, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares as consideration.

In addition, we cannot predict the prices at which our common shares may trade on Nasdaq following the listing of our common shares, and the market price of our common shares may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our common shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our common shares are ready to trade, Nasdaq will calculate the Current Reference Price for our common shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of common shares on Nasdaq will commence. The Advisor will determine when our common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold common shares to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our common shares may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common shares, if the price of our common shares or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process and the potential consumer awareness and brand recognition of BirchBio, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common shares on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our common shares that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common shares and an unsustainable trading price if the price of our common shares significantly rises upon listing and institutional investors believe our common shares is worth less than retail investors, in which case the price of our common shares may decline over time. Further, if the public price of our common shares is above the level that investors determine is reasonable for our common shares, some investors may attempt to short our common shares after trading begins, which would create additional downward pressure on the public price of our common shares. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our common shares and cause volatility in the trading price of our common shares.

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The public price of our common shares following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	changes in the industries in which we operate;
●	variations in our operating performance and the performance of our competitors in general;
●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	publication of research reports by securities analysts about us or our competitors or our industry;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	additions and departures of key personnel;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of common shares available for public sale; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common shares shortly following the listing of our common shares on Nasdaq as a result of the supply and demand forces described above. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of common shares by our Registered Shareholders and other existing shareholders could cause our share price to decline.

We currently expect our common shares to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our common shares and there has not been a sustained history of trading in our common shares in “over-the-counter” markets. While our common shares may be sold after our listing on Nasdaq by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 under the Securities Act, unlike a firm-commitment underwritten initial public offering, there can be no assurance that any Registered Shareholders or other existing shareholders will sell any of their common shares and there may initially be a lack of supply of, or demand for, common shares on Nasdaq. As described herein, certain common shares outstanding as of the date hereof will be registered under this registration statement. There can be no assurance that the Registered Shareholders and other existing shareholders will not sell all of their common shares, resulting in an oversupply of our common shares on Nasdaq. In the case of a lack of supply of our common shares, the trading price of our common shares may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common shares if they are unable to purchase a block of our common shares in the open market due to a potential unwillingness of our existing shareholders to sell a sufficient amount of common shares at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common shares, the market for our common shares may be more volatile without the influence of long-term institutional investors holding significant amounts of our common shares. In the case of a lack of market demand for our common shares, the trading price of our common shares could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our common shares may not initially develop or be sustained, which could significantly depress the public price of our common shares and/or result in significant volatility, which could affect your ability to sell your common shares.

Your ownership interest may be diluted by exercises of currently outstanding or committed warrants.

As of March 31, 2026, there were: (i) 5,527,000 common shares issuable upon the exercise of outstanding warrants issued to members of our board, advisory board, management and key employees and consultants, all of which have an exercise price ranging from $1.00 to $5.00 per share, with a weighted average exercise price of $2.26; and (ii) 452,400 common shares issuable upon the exercise of outstanding warrants at an exercise price of $2.50 per share, issued in connection with our prior convertible promissory note offerings.

As a pre-revenue clinical stage company, we anticipate that for the foreseeable future a significant portion of the compensation we pay to our directors, officers, employees, consultants, and advisors will be in the form of warrants to acquire our common shares. The exercise of such warrants will result in dilution of your investment.

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Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our shareholders and could cause the market price of our securities to decline.

We may issue additional securities in the future. Our Board has approved an equity incentive plan (the “Plan”) and reserve a number of common shares equal to ten percent (10%) of the total number of common shares outstanding, for issuance to directors, certain members of management and key employees of the Company pursuant to the Plan. The Plan will not become effective until approved by the Company’s shareholders.

Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing shareholders. We may sell common shares, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our shareholders may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common shares.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” within the meaning of the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies or smaller reporting companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are permitted to, and intend to, take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and (4) an extended transition period for complying with new or revised accounting standards applicable to public companies. Additionally, we may take advantage of certain reduced disclosure obligations as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our lack of experienced accounting staff has impacted and may continue to impact our ability to report our future financial results on a timely and accurate basis, and we have and will continue to need to retain the services of additional accountants and consultants with required accounting experience and expertise.

Our accounting and finance staff lacks depth and skill in the application of generally accepted accounting principles with respect to external financial reporting typical for Exchange Act reporting companies. We supplement our resources by engaging third-party technical accounting consultants as needed to support the application of accounting for complex transactions for external financial reporting. We intend to engage the services of additional accounting personnel and expert consultants to assist with our financial accounting and reporting requirements to enhance our internal control over financial reporting, and improve the timeliness and reliability of our financial statements.

If we fail to maintain an effective system of internal controls, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our common shares may be materially and adversely affected.

Since inception, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. However, in preparing our consolidated financial statements as of and for the year ended September 30, 2024 and the three month period ended December 31, 2024, we identified significant deficiencies in our internal controls over financial reporting and other control deficiencies. The significant deficiencies identified included: (i) a lack of dual authorization for wire transfers, and (ii) absence of formal review process for journal entries.

Following the identification of the significant deficiencies, we implemented certain remedial measures, including enhancement of the monthly financial close process; implementation of timely account reconciliation procedures; strengthening of documentation and review controls; engagement of outside accounting and SEC reporting professionals; implementation of a formal disclosure committee process to govern the review and approval of all public disclosures; formalization of segregation-of-duties compensating controls; and the establishment of an Audit Committee and its related oversight.

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While we believe we have fully addressed the significant deficiencies identified above, if we fail to maintain an effective system of internal controls, or fail to discover and address any future material weaknesses or control deficiencies, could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our common shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on 10-K beginning with our annual report for the year ending December 31, 2026. Our management may conclude that our internal control over financial reporting is not effective. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will be a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, four of our shareholders, including Mark Miller, our Chief Executive Officer and Chairman of the Board of Directors, and Susan Elliot, our Chief Operating Officer and a director, will continue to directly and indirectly own more than a majority of the voting power of our outstanding common shares and will be able to determine all matters requiring approval by our shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Four of our shareholders, including our Chief Executive Officer and Chairman, and Chief Operating Officer who is also a director, will hold a controlling interest in our Company following this offering and their interests may conflict with those of our other shareholders.

Upon completion of this offering, four of our shareholders, including Mark Miller, our Chief Executive Officer and Chairman of the Board of Directors, and Susan Elliot, our Chief Operating Officer and a director, will be able to exercise in excess of 50% of the aggregate voting power of our outstanding common shares and will have the ability to determine all matters requiring approval by our shareholders, immediately after the consummation of this offering. For further information, see “Principal and Registered Shareholders.” As a result, these shareholders will have the ability to control or significantly influence the outcome of matters requiring shareholder approval, including the election of directors, amendments to our organizational documents, and approval of any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions. This concentration of ownership may delay or deter possible changes of control, deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company, and may reduce the price of our common shares. The interests of these shareholders may not always align with the interests of our other shareholders, and they may take actions that conflict with the interests of minority shareholders.

We have not and do not expect to declare any dividends to our shareholders in the foreseeable future.

We have not and do not anticipate declaring any cash dividends to holders of our common shares in the foreseeable future. Consequently, investors may need to rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common shares.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership and may negatively impact the trading price of our common shares.

Any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common shares. Any issuances by us of equity securities may be at or below the prevailing market price of our common shares and may have a dilutive impact on your ownership interest, which could cause the market price of our common shares to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common shares, which may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of our common shareholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common shares, it may negatively impact the trading price of our common shares and you may lose all or part of your investment.

A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to price volatility in our common shares.

Following this offering, investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common shares that are not directly correlated to the performance or prospects of our company and once investors purchase the common shares necessary to cover their short position the price of our common shares may decline.

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The public price of our common shares, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our common shares in private transactions.

Prior to listing on Nasdaq, there has been no public market for our common shares. Our common shares have a limited history of trading in private transactions. On April 6, 2026, we issued 45,000 shares in a private placement at $10 per share with proceeds of $450,000. From March 2023 through February 2026, we issued convertible promissory notes to investors with an aggregate face value of $9.08 million. The Company induced the holders of the convertible promissory notes to convert the outstanding principal and all accrued and unpaid interest under the notes at a conversion price of $3.00 per share, and on February 15, 2026, we issued 3,308,737 common shares upon the conversion of $9.08 million in convertible notes. With the convertible notes issued in the fiscal year ended September 30, 2024, we issued warrants to purchase up to 230,400 of our common shares. The warrants issued in connection with the convertible notes are immediately exercisable upon issuance for a period of five years at an initial exercise price of $2.50 per share, subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis. On December 5, 2022, we sold 50,000 units, with each unit consisting of one common share, at a price of $2.00 per share, and one warrant to purchase three common shares, at a price of $0.90 per warrant, in a private placement. In the year ended September 30, 2022, we sold an aggregate of 495,182 units, with each unit consisting of one common share, at a price of $2.00 per share, and one warrant to purchase three common shares, at a price of $0.90 per warrant, in private placements. On September 12, 2022, we issued 42,500 common shares to C6 Carbon Patent Group, Inc. in payment of incurred charges of $80,000 at a price of $2.00 per share. On May 31, 2022, we issued 18,146 common shares to Harter Secrest & Emery LLP as partial settlement of outstanding legal fees and expenses incurred by the Company at a price of $2.00 per share. However, this information may have little or no relation to broader market demand for our common shares and thus the initial public price of our common shares on Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our common shares on Nasdaq. For additional details about how the initial listing price on Nasdaq will be determined, see “Plan of Distribution.”

The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our common shares.

Few companies have conducted direct listings, and the process by which our common shares will be listed on Nasdaq is a novel process. The absence of a traditional underwritten offering may result in a less orderly market for our common shares, increased volatility in the trading price, and potential difficulties in achieving a stable market price. Unlike an initial public offering, there is no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our common shares may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of our common shares may be more volatile and subject to greater fluctuations due to the direct listing method.

General Risk Factors

Litigation may adversely affect our business, financial condition and results of operations.

From time to time in the normal course of our business operations, we may become subject to litigation involving intellectual property, data privacy and security, consumer protection, service disruption or failure, and commercial disputes and other matters that may negatively affect our operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. In addition, insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely affecting our results of operations and resulting in a reduction in the trading price of our stock.

An active, liquid and orderly trading market for our common shares may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common shares may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

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●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	changes in our financial or operational estimates;
●	our ability to implement our operational plans;
●	termination of any lock-up agreements or other restrictions on the ability of our shareholders to sell shares after the Direct Listing;
●	changes in the economic performance or market valuations of companies similar to ours; and
●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of public companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the Direct Listing. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our failure to meet the continuing listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continuing listing requirements of Nasdaq, such as the corporate governance, shareholders’ equity or minimum closing bid price requirements, Nasdaq may take steps to delist our common shares. Such a delisting would likely have a negative effect on the price of our common shares and would impair your ability to sell or purchase our common shares when you wish to do so. In the event of a delisting, we would likely take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common shares to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. In addition, our management team also has to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products and services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as our executive officers.

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of the Direct Listing. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

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We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common shares.

If our common shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common shares is less than $5.00, our common shares will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common shares, and therefore shareholders may have difficulty selling their shares.

If we were to dissolve, the holders of our securities may lose all or substantial amounts of their investments.

If we were to dissolve as a corporation, as part of ceasing to do business or otherwise, we may be required to pay all amounts owed to any creditors before distributing any assets to the investors. There is a risk that in the event of such a dissolution, there will be insufficient funds to repay amounts owed to holders of any of our indebtedness and insufficient assets to distribute to our other investors, in which case investors could lose their entire investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The words “anticipate,” “believe,” “could,” “estimate,” “continue,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” “is likely” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All statements other than statements of historical facts contained in this prospectus, including among others, statements regarding the Direct Listing, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements.

Our actual results and the timing of certain events may differ materially from those expressed or implied in such forward-looking statements due to a variety of factors and risks, including, but not limited to, those set forth under “Risk Factors,” those set forth from time to time in our other filings with the SEC, including risks related to the following:

●	our history of losses and our ability to continue as a going concern;
●	our ability to develop our product candidates;
●	our ability to successfully complete clinical trials, when applicable;
●	our ability to obtain regulatory approval for our product candidates, where applicable;
●	our ability to commercialize our product candidates;
●	our ability to successfully find third parties to manufacture our product candidates;
●	our ability to successfully market our product candidates;
●	our market opportunity;
●	future revenue, hiring plans, expenses, and capital expenditures;
●	our ability to comply with the reporting requirements of public companies;
●	our ability to maintain, protect, and enhance our intellectual property;
●	our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;
●	our ability to recruit and retain key employees and management personnel;
●	our financial performance and capital requirements;
●	the potential insufficiency of our disclosure controls and procedures to detect errors or acts of fraud;
●	the potential lack of liquidity and trading of our securities; and
●	our potential ability to obtain additional financing.

The forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements in this prospectus are made only as of the date hereof or as indicated and represent our views as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

The Registered Shareholders may, or may not, elect to sell our common shares covered by this prospectus. To the extent any Registered Shareholder chooses to sell our common shares covered by this prospectus, we will not receive any proceeds from any such common shares. See “Principal and Registered Shareholders.”

DIVIDEND POLICY

We have never paid cash dividends on any of our capital stock, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of our common shares, or as to the amount of any such cash dividends or other distributions.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2026, on an actual basis:

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As of March 31, 2026
Cash and cash equivalents	$3,186,510

Residual interest debt	118,438

Shareholders’ (Deficit) Equity:
Common shares, without par value; no maximum amount authorized; 39,516,772 and 36,208,035 issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	9,380,767
Additional paid-in capital	18,279,833
Accumulated deficit	(25,154,480)
Total Shareholders’ equity	$2,506,120
Total capitalization	2,624,558

The above discussion and table are based on 39,516,772 common shares outstanding as of March 31, 2026, and does not include as of March 31, 2026:

●	1,682,000 of our common shares issuable upon exercise of outstanding service-based warrants issued to our employees, board members, and non-employees at an exercise price of $1.00 per share.
●	1,605,000 of our common shares issuable upon exercise of outstanding service-based warrants issued to our employees, board members, and non-employees at an exercise price of $2.00 per share.
●	1,440,000 of our common shares issuable upon exercise of outstanding service-based warrants issued to our employees, board members, and non-employees at an exercise price of $2.50 per share.
●	800,000 of our common shares issuable upon exercise of outstanding service-based warrants issued to our employees, board members, and non-employees at an exercise price of $5.00 per share.
●	452,400 of our common shares issuable upon exercise of outstanding warrants issued in connection with our convertible notes at an exercise price of $2.50 per share.

Unless otherwise indicated, all information in this prospectus reflects and assumes that no outstanding warrants are exchanged or exercised for our common shares.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of BirchBioMed Inc. (for purposes of this section, referred to as “BirchBioMed,” the “Company,” “we,” “us” and “our”) should be read together with our unaudited consolidated financial statements as of and for the three months ended March 31, 2026, together with our audited consolidated financial statements as of and for the years ended December 31, 2025 and September 30, 2024, together with the related notes thereto, included in this prospectus, and the audited financial statements for the three months transition period ended December 31, 2024, together with the related notes thereto. This discussion contains forward-looking statements based upon current beliefs, plans, and expectations that involve numerous risks, uncertainties and assumptions, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements

Company Overview

The Company is a clinical stage biopharmaceutical biotech company focused on developing treatments for scarring (fibrosis) and related skin disorders; certain autoimmune diseases; and organ fibrosis. We hold the exclusive, worldwide, non-perpetual pharmaceutical licenses from UBC for two scientific technologies, FS1/FS2 and AI-001. Based on preclinical studies and clinical trials we have conducted to date, we believe these technologies hold the potential for significant medical breakthroughs in the treatment of certain debilitating conditions/disorders in need of novel, better solutions.

FS1, known as kynurenine, and FS2, known as kynurenic acid, are respectively first- and second-generation small molecule candidates used as monotherapy for anti-scarring. FS1 and FS2 can each be made by conventional chemical methods but are also produced within the body. FS1 is produced within the body through the breakdown of tryptophan, an essential amino acid needed for production and maintenance of the body’s proteins, muscles, enzymes, and neurotransmitters. Enzymes are proteins that facilitate the catalytic conversion of a compound (or protein) into a new, chemically different compound. For example, some enzymes break compounds into smaller parts, others build larger compounds and others modify compounds in ways that render them chemically reactive (on) or non-reactive (off). FS2 is produced within the body through the breakdown of FS1 and, unlike FS1, remains unchanged prior to excretion from the body. We believe FS2 works in treatment by preventing and promoting the breakdown of scars on the molecular level.

AI-001 is a first-generation candidate autoimmune therapy that comprises a one-time injection of antigen producing cells (“APCs”) and daily administration of FS2 topically or systemically. Based on pre-clinical and gold standard animal model studies it appears that AI-001 may work by resetting the body’s immune system.

Key strategic donors and government bodies, including the CIHR and the NSERC, which is responsible for managing research programs/initiatives and government funding within the health sciences and life sciences in Canada, initially funded the FS1/FS2 and AI-001 technologies we license from UBC. The CIHR and NSERC are the Canadian counterparts of the U.S. NIH, which is responsible for managing research programs/initiatives and government funding within the health sciences and life sciences in the U.S.

To date, we have generated no revenue. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not and have never been profitable and have incurred losses in each period since our inception. We reported net losses of $539,053 for the three months ended March 31, 2026, and $4,553,942 and $3,357,259 and the years ended December 31, 2025 and September 30, 2024, respectively. As of March 31, 2026, and December 31, 2025, we had cash and cash equivalents of $3,186,510 and $3,431,079, respectively. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors, that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues, if any.

Until we can generate sufficient revenue from the development of our product candidates, we expect to finance our operations through the public or private sale of equity, debt financings or other capital sources, such as government funding, collaborations, strategic alliances, divestment of non-core assets, or licensing arrangements with third parties. To date, the Company has relied on equity and debt financing to fund its operations. During the three months ended March 31, 2026, and the years ended December 31, 2025, and September 30, 2024, we raised total proceeds of approximately $305,000, $4,808,500, and $1,920,000, respectively, from the issuance of convertible promissory notes and the proceeds from exercise of warrants.

Results of Operations

We changed our fiscal year end from September 30 to December 31, effective January 1, 2025. References to “year ended December 31, 2025” relate to the period from January 1, 2025 to December 31, 2025. References to “year ended September 30, 2024” relate to the period from October 1, 2023 to September 30, 2024. While results of operations for the periods presented are impacted by the Company’s stage of development, financing activities, and operations, we did not incur any seasonal or unusual operating expenses in these periods or the three months ended December 31, 2024 that we believe would impact the comparability of the periods presented. In connection with our change in fiscal year we are also providing a comparison of the three-month period ended December 31, 2025 and December 31, 2024.

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We are a pre-revenue clinical stage biopharmaceutical company and to date we have not generated any revenue from our planned operations. Our ability to generate revenue and become profitable depends on our ability to successfully obtain approval of and commercialization, sale, or out-licensing of our product candidates. We do not expect to generate product revenue in the foreseeable future as we continue our development of, and seek regulatory approvals for, our product candidates, and potentially commercialize approved products, if any.

The following table sets forth our results of operations for the periods presented:

	(Unaudited) Three Months Ended		Year Ended		Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025	September 30, 2024	December 31, 2025	December 31, 2024
Operating Expenses:
Research and development	$51,075	$33,475	$219,035	$479,390	$122,252	$194,963
General and administrative	430,845	777,248	3,240,033	2,868,580	1,701,346	657,573
Total operating expenses	481,920	810,723	3,459,068	3,347,970	1,823,598	852,536
Loss from operations	(481,920)	(810,723)	(3,459,068)	(3,347,970)	(1,823,598)	(852,536)
Other Income (expenses):
Foreign exchange (loss) gain	(3,804)	1,598	1,742	2,509	(1,118)	(2,276)
Interest (expense) income	(3,229)	(2,447)	(12,038)	(10,221)	(4,287)	(2,727)
Fair value change of convertible notes payable	(50,100)	(45,772)	(1,084,578)	(125,760)	(873,135)	(39,567)
Other income (expense)	-	-	-	124,183	-	-
Total other (expense) income	(57,133)	(46,621)	(1,094,874)	(9,289)	(878,540)	(40,018)
Net loss	$(539,053)	$(857,344)	$(4,553,942)	$(3,357,259)	$(2,702,137)	$(892,554)

Comparison of the Three Months Ended March 31, 2026 and 2025

Operating Expenses

	Three Months Ended March 31,		Change
	2026	2025	$	%
Research and development	$51,075	$33,475	$17,600	52.6%
General and administrative	430,845	777,248	(346,403)	(44.6)%
Total operating expenses	$481,920	$810,723	$(328,803)	(40.6)%

Research and Development Expenses. Research and development expenses consist primarily of costs incurred in connection with the development of the Company’s product candidates across multiple indications. These costs include fees paid to third-party contract research organizations and manufacturers, clinical and regulatory costs, and other research and development-related expenses.

The Company tracks research and development expenses by indication. The following table presents research and development expenses by indication for the periods presented.

	Three Months Ended March 31,
Indication	2026	2025
Idiopathic Pulmonary Fibrosis	$51,075	$33,475
Total R&D Expenses	$51,075	$33,475

Research and development expenses in the three months ended March 31, 2026 increased by $17,600 or 52.6%, compared to three months ended March 31, 2025. The increase in research and development expenses during the period is primarily impacted by the timing and progression of clinical development activities and protocol-related expenditures. These costs include fees paid to third-party contract research organizations and manufacturers, clinical and regulatory costs, scientific consulting, and other research and development-related expenses.

General and Administrative. General and administrative expenses consist primarily of the necessary costs associated with maintaining the Company’s daily operations and administration of the Company’s business and are primarily comprised of management labor costs (44%) and legal and professional fees (47%) for the three months ended March 31, 2026, and management labor costs (29%) and legal and professional fees (51%) for the three months ended March 31, 2025. General and administrative expenses for the three months ended March 31, 2026 decreased by $346,403 or 44.6% compared to the three months ended March 31, 2025. This decrease was primarily attributable to a reduction in legal and professional fees of approximately $200,000, reflecting lower costs associated with the Company’s direct listing process during the quarter, a reduction in marketing expenses of approximately $108,000, and a reduction in non-cash stock-based compensation expense of approximately $48,000.

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Comparison of the Years Ended December 31, 2025 and September 30, 2024

Operating Expenses

	Year Ended		Change
	December 31, 2025	September 30, 2024	$	%
Research and development	$219,035	$479,390	$(260,355)	(54.3)%
General and administrative	3,240,033	2,868,580	371,453	13.0%
Total operating expenses	$3,459,068	$3,347,970	$111,098	3.3%

Research and Development Expenses. Research and development expenses consist primarily of costs incurred in connection with the development of the Company’s product candidates across multiple indications. These costs include fees paid to third-party contract research organizations and manufacturers, clinical and regulatory costs, and other research and development-related expenses.

The Company tracks research and development expenses by indication. For the periods presented, the Company’s research and development activities were primarily focused on the following programs: Burn/Scar Study, Idiopathic Pulmonary Fibrosis, and Type 1 Diabetes.

The following table presents research and development expenses by indication for the periods presented.

	Year Ended
Indication	December 31, 2025	September 30, 2024
Burn/Scar Study	$24,308	$212,641
Idiopathic Pulmonary Fibrosis	194,727	124,756
Type 1 Diabetes	-	103,727
Alopecia Areata	-	2,679
Natural Products	-	35,587
Total R&D Expenses	$219,035	$479,390

Research and development expenses in the year ended December 31, 2025 decreased by $260,355 or 54.3%, compared to the year ended September 30, 2024. The decrease in research and development expenses during the period is primarily attributable to the design of the Company’s FS2 clinical program, including clinical planning activities related to the HC-approved Phase 2b/ Phase 3 clinical trial, slower pace in burn trial enrollment and a reduced focus on T1D and an increase focus on IPF.

General and Administrative. General and administrative expenses consist primarily of the necessary costs associated with maintaining the Company’s daily operations and administration of the Company’s business and are primarily comprised of management labor costs (50%), board advisory costs (14%), and legal and professional fees (27%). General and administrative expenses in the year ended December 31, 2025 increased by $371,453 or 13.0%, compared to the year ended September 30, 2024. This increase was primarily attributable to higher management labor and related costs of approximately $746,000, reflecting expanded operational activity and public company readiness efforts, and increased legal and professional fees of approximately $166,000 and other expenses of approximately $125,000, driven by costs associated with the Company’s direct listing process and ongoing regulatory compliance. These increases were partially offset by a reduction a in non-cash stock-based compensation expense in the current year of approximately $667,000.

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Comparison of the Three Months Ended December 31, 2025 and 2024

Operating Expenses

	Three Months Ended December 31,		Change
	2025	2024	$	%
Research and development	$122,252	$194,963	$(72,711)	(37.3)%
General and administrative	1,701,346	657,573	1,043,773	158.7%
Total operating expenses	$1,823,598	$852,536	$971,062	113.9%

Research and Development. Research and development expenses consist primarily of costs incurred in connection with the development of the Company’s product candidates across multiple indications. These costs include fees paid to third-party contract research organizations and manufacturers, clinical and regulatory costs, and other research and development-related expenses.

The Company tracks research and development expenses by indication. For the periods presented, the Company’s research and development activities were primarily focused on the following programs: Burn/Scar Study, Idiopathic Pulmonary Fibrosis, and Type 1 Diabetes.

The following table presents research and development expenses by indication for the periods presented.

	Three Months Ended December 31,
Indication	2025	2024
Burn/Scar Study	$94,032	$77,088
Idiopathic Pulmonary Fibrosis	28,220	77,173
Type 1 Diabetes	-	40,703
Alopecia Areata	-	-
Natural Products	-	-
Total R&D Expenses	$122,252	$194,963

Research and development expenses in the three months ended December 31, 2025 decreased by $72,711 or 37.3%, compared to the three months ended December 31, 2024. The decrease in research and development expenses during the period is primarily attributable to the completion of a majority of the protocol development occurring in 2024.

General and Administrative. General and administrative expenses consist primarily of the necessary costs associated with maintaining the Company’s daily operations and administration of the Company’s business and are primarily comprised of management labor costs (37%), legal and professional fees (8%), and board fees (17%). General and administrative expenses in the three months ended December 31, 2025 increased by $1,043,773 or 158.7%, compared to the three months ended December 31, 2024. This increase was primarily attributable to stock based compensation in December 2025.

Summary of Quarterly Results

	For the Three Months Ended
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Revenue		-	-	-	-
Loss for the quarter	$(539,053)	$(2,702,137)	$(442,162)	$(598,115)	$(811,591)
Basic and diluted loss per share	$(0.01)	$(0.07)	$(0.01)	$(0.02)	$(0.02)

	For the Three Months Ended
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Revenue		-	-	-	-
Loss for the quarter	$(811,591)	$(892,554)	$(833,307)	$(1,301,399)	$(658,130)
Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.03)	$(0.04)	$(0.02)

Liquidity and Capital Resources

Liquidity

Since inception to March 31, 2026, we have incurred accumulated losses of $25,154,480. We will continue to incur significant expenses for development activities for our product candidates. Operating expenditures for the next twelve months are estimated to range from $4,000,000 to $6,000,000, excluding non-cash stock-based compensation expenses. As discussed below, we had $3,186,510 of cash at March 31, 2026 and as such we will need to raise additional capital to fund our operations for the next 12-months. As reflected in the financial statements, we incurred a net loss of $539,053 and $4,553,942 during the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, and used net cash in operating activities of $549,569 and $2,201,764 during the three months ended March 31, 2026 and the year ended December 31, 2025, respectively.

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Debt

From March 2023 through February 2026 we issued convertible promissory notes to investors with an aggregate face value of $9.08 million for aggregate gross proceeds of $6.93 million. The Company could voluntarily prepay the notes in full or part at any time, provided however, the notes could not be prepaid within thirty days prior to a qualified financing. To induce the holders of these and earlier issued convertible notes to convert their notes to common shares, we agreed to convert the outstanding principal and all accrued and unpaid interest under the notes at a conversion price of $3.00 per share, and on February 15, 2026, we issued 3,308,737 common shares upon the conversion of $9.08 million in convertible notes. We have no outstanding convertible notes as of the date of this prospectus. With the convertible notes issued in the fiscal year ended September 30, 2024, we issued warrants to purchase up to 230,400 of our common shares.

The warrants issued in connection with the notes are immediately exercisable upon issuance for a period of five years at an initial exercise price of $2.50 per share, subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis.

In addition, the Company issued residual interests in future revenues in connection with a private placement during the years ended September 30, 2016 through September 30, 2020, as discussed in Note 6 to the financial statements for the period ended March 31, 2026 included in this prospectus. These residual interests entitle holders to a portion of future revenues attributable to the Company’s first product to generate revenue. The private placement stipulated that for each dollar invested, $0.99 was allocated toward the purchase of common shares and $0.01 was allocated towards the purchase of residual interests. The investor’s rights to any residual interest payments began upon the closing of the private placement and continues until the earlier of a change in control or the 15-year period beginning with the first annual payment for such interest in revenues. The investor’s residual interest percentage amount is calculated by dividing the amount invested in the offering by one million multiplied by one-half of one percent.

Based on estimates of the future revenue of the Company’s initial product and the timing of cash flows, the Company recorded residual interest debt of $118,438 and $115,514 at March 31, 2026 and December 31, 2025, respectively. The Company recorded interest expense of $2,924 and $2,290 for the three months ended March 31, 2025 and 2025, respectively. The forecasted amounts resulted in an effective interest rate of approximately 10.13%.

Cash

At March 31, 2026 and December 31, 2025, we had cash of $3,186,510 and $3,431,079, respectively. We estimate that we will need to raise additional capital to fund our planned operating expenses for the next twelve months.

Significant variances in our cash flows for the three months ended March 31, 2026 compared to the three months ended March 31, 2025, were as follows:

i.	Cash used in operating activities for the three months ended March 31, 2026 decreased by $74,145 to $549,569 from $623,714 used by operating activities in 2025 largely due to increase in general and administrative costs.

ii.	Cash provided by financing activities for the three months ended March 31, 2026 was $305,000 from the gross proceeds from the issuance of convertible notes.

Significant variances in our cash flows for the year ended December 31, 2025 compared to the year ended December 31, 2024, were as follows:

i.	Cash used in operating activities increased in 2025 by $1,411,972 to $2,201,764 from $789,792 used by operating activities in 2024 largely due to increase in general and administrative costs.

ii.	Cash provided by financing activities in 2025 was $4,808,500 from the gross proceeds of $4,570,000 from the issuance of convertible notes.

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Working Capital

At March 31, 2026, the Company had working capital of $2,624,558 compared to $99,545 at December 31, 2025. As of March 31, 2026, the Company’s working capital position improved as compared to prior periods primarily as a result of the conversion of convertible notes into common shares.

We anticipate that during the next twelve months, our clinical trials costs will be approximately $3,100,000 for our indications as follows:

Indication	Next 12 Months
Burn/Scar Study	$980,000
Idiopathic Pulmonary Fibrosis	1,249,500
Type 1 Diabetes	784,000
Alopecia Areata	98,000
Total Anticipated Clinical Trial Costs during next 12 Months	$3,100,000

The estimated expenses will consist primarily of labor, program administrative costs, and data analysis costs and are expected to be incurred ratably over the trial periods. The estimated expenses are based on our current expectations, are subject to change, and may increase as we further the clinical development of our product candidates. Please see the Section “Risk Factors” for a discussion of risks that could increase the expected costs associated with our clinical trials in the next twelve months.

Plan of Operations

See “Business–Our Strategy” for a discussion on the Company’s plan of operations. As discussed above, we estimate that our existing capital resources will fund our planned operating expenses through at least the next twelve months. As such, we will continue to attempt to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of one or more of our product candidates or cease operations. If we raise additional funds through the issuance of additional debt or equity securities it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our common shares and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license our intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Cash Flow Analysis

The following table summarizes our cash flows for the periods presented:

	(Unaudited) Three Months Ended		Year Ended		Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025	September 30, 2024	December 31, 2024
Cash used in operating activities	$549,569	$623,714	$2,201,764	$1,669,626	$789,792
Cash provided by financing activities	305,000	-	4,808,500	1,901,960	-

Operating Activities. We have historically experienced negative cash flows as we have developed our product candidates. Our net cash used in operating activities primarily results from our net loss adjusted for non-cash expenses and changes in working capital components as we have continued our research and development and is influenced by the timing of cash payments for research related expenses. Our primary uses of cash from operating activities are operating and research and development costs. Our cash flows from operating activities will continue to be affected principally by the extent to which we increase spending on personnel, research and development and other operating activities as our business grows.

During the three months ended March 31, 2026, operating activities used $549,569 in cash, primarily as a result of decreases in general and administrative expenses.

During the three months ended March 31, 2025, operating activities used $623,714 in cash, primarily as a result of operating losses offset by increase in accounts payable accrued liabilities.

During the year ended December 31, 2025, operating activities used $2,201,764 in cash, primarily as a result of increases in general and administrative expenses.

During the three months ended December 31, 2024, operating activities used $789,792 in cash, primarily as a result of operating losses offset by increase in accounts payable accrued liabilities.

During the year ended September 30, 2024, operating activities used $1,669,626 in cash, primarily as a result of operating losses net of stock based compensation offset by increase in accounts payable accrued liabilities.

Financing Activities. Net cash provided by financing activities increased to $305,000 in the three months ended March 31, 2026 from nil in the three months ended March 31, 2025 as result of aggregate gross proceeds from the issuance of convertible notes. Net cash provided by financing activities increased to $4,808,500 at the year ended December 31, 2025 from $1,901,960 at the year ended September 30, 2024. The increase in cash inflows was primarily a result of aggregate gross proceeds of $4,570,000 from the issuance of convertible notes.

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Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to shareholders.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and judgments that affect the estimates of the fair value of the Company’s common shares, fair value of warrants and share-based compensation, and the estimates of the present value of residual interest debt. On an on-going basis, management evaluates those estimates, including those related to accrued research and development expenses, share-based payment compensation, residual interest debt, fair value of warrants issued with convertible notes, and fair value of convertible notes payable and contingencies and litigation. The Company states these accounting policies in the notes to the financial statements and in relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to the Company and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could vary from those estimates.

The Company believes that the following critical accounting policies affect significant judgments and estimates used in the preparation of its financial statements:

To estimate the fair value of its common shares, the Company engaged an independent third-party valuation specialist to perform periodic valuations. These valuations involve significant assumptions and estimates including internally generated financial information, cost of capital, and the use of a publicly traded bio-tech ETF as a proxy for peer companies, and the resulting fair values of the Company’s common shares are subject to inherent uncertainties. As such, the estimated fair value may not be indicative of the price that would be realized in a market transaction.

The Company estimates fair value of warrants and share-based compensation recognized based on the fair values estimated at the grant date utilizing the Black-Scholes option pricing model. The Company evaluated comparable publicly-traded companies to determine the volatility for the Company’s stock price and uses risk-free rate based on the expected term of the warrants. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period.

The Company elected to account for the convertible notes payable issued using the fair value option, in accordance with ASC 825-10, which allows for valuing the convertible notes at fair value in its entirety versus bifurcation of the embedded derivatives. The fair value of the convertible notes is determined using the probability-weighted expected return method, which is widely used for valuing convertible notes. The significant assumptions used in the model are the probability and timing of the expected event(s) and the implied yield. If different assumptions are used, the fair value of the convertible notes and the change in estimated fair value could be materially different. A significant increase in the probability of a qualified financing occurring, in isolation, would result in a significantly higher fair value; and a significant decrease in the probability of a qualified financing occurring would result in a significantly lower fair value.

The Company estimated the present value of residual interest debt in accordance with ASC 470-10-25 using management’s assumptions related to timing and amounts of expected future revenue to calculate the estimated value. The Company amortizes the liability over the life of the agreement using the effective interest method. The Company determines the effective interest rate based on expected future revenue. When the amount and timing of the estimated future cash flows change, the Company uses the retrospective approach to compute a new effective interest rate which is used to adjust the carrying value of the debt based on the revised estimated cash flows, discounted at the new effective interest rate.

Recent Accounting Pronouncements

See Note 2 of the financial statements for the period ended March 31, 2026, included in this prospectus for information about recent accounting pronouncements.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company.”

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BUSINESS

Overview

The Company is a clinical stage biopharmaceutical company focused on developing treatments for scarring (fibrosis) and related skin disorders; certain autoimmune diseases; and organ fibrosis. We hold the exclusive, worldwide, non-perpetual pharmaceutical licenses from UBC for two scientific technologies, FS1/FS2 and AI-001. Based on preclinical studies and clinical trials we have conducted to date, we believe these technologies hold the potential for significant medical breakthroughs in the treatment of certain debilitating conditions/disorders in need of novel, better solutions.

FS1, known as kynurenine, and FS2, known as kynurenic acid, are respectively first- and second-generation small molecule candidates used as monotherapy for anti-scarring. FS1 and FS2 can each be made by conventional chemical methods but are also produced within the body. FS1 is produced within the body through the breakdown of tryptophan, an essential amino acid needed for production and maintenance of the body’s proteins, muscles, enzymes, and neurotransmitters. Enzymes are proteins that facilitate the catalytic conversion of a compound (or protein) into a new, chemically different compound. For example, some enzymes break compounds into smaller parts, others build larger compounds and others modify compounds in ways that render them chemically reactive (on) or non-reactive (off). FS2 is produced within the body through the breakdown of FS1 and, unlike FS1, remains unchanged prior to excretion from the body. We believe FS2 works in treatment by preventing and promoting the breakdown of scars on the molecular level.

AI-001 is a first-generation candidate autoimmune therapy that comprises a one-time injection of antigen producing cells (“APCs”) and daily administration of FS2 topically or systemically. Based on pre-clinical and gold standard animal model studies it appears that AI-001 may work by resetting the body’s immune system.

Key strategic donors and government bodies, including the CIHR and the NSERC, which is responsible for managing research programs/initiatives and government funding within the health sciences and life sciences in Canada, initially funded the FS1/FS2 and AI-001 technologies we license from UBC. The CIHR and NSERC are the Canadian counterparts of the U.S. NIH which is responsible for managing research programs/initiatives and government funding within the health sciences and life sciences in the U.S.

Our Main, Strategic Focus: Pharmaceutical (Rx) Platform

Our main, strategic focus is developing our lead product candidate, FS2, as an Rx drug for the treatment of severe diseases with highly unmet medical needs, including the treatment of burns and organ fibrosis.

We are also developing the use of AI-001 as an Rx drug for the treatment of patients with T1D, a lifelong autoimmune disease resulting in the destruction of pancreatic islet cells responsible for producing insulin, and AA, autoimmune hair loss that causes patchy to complete hair loss in both men and women. T1D, previously referred to as insulin-dependent or juvenile-onset diabetes mellitus, is life threatening unless treated with daily injections of insulin (or use of an insulin pump). T1D typically presents anywhere from childhood to late adolescence (young adulthood) but may be diagnosed at any age.

In 2018 we completed an HC-approved Phase 1 double-blind and placebo-controlled clinical trial, the results of which demonstrated that FS2 was well tolerated and showed no serious adverse effects in the 40 adult subjects who participated in the trial. The results of this trial were published as “The Safety and Tolerability of Topically Delivered Kynurenic Acid in Humans” in The Journal of Pharmaceutical Sciences on February 6, 2018. HC is the regulatory body for food, drugs, medical devices, and cosmetics in Canada.

Topical FS2 – Burn Patients

HC approved a Phase 2 clinical trial (since amended to a Phase 2b/ Phase 3 clinical trial) for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts. This clinical trial is a randomized, double-blind, vehicle-controlled trial investigating safe and effective post-operative scar management of epithelialized donor wounds and skin grafts receiving a topical-formulation of FS2. We intend to enroll 70 participants in the Phase 2b/ Phase 3 randomized controlled clinical trial of topical FS2. The clinical trial enrolled five patients at a university clinical center in Canada starting in 2019, but was paused in the third quarter of 2021 due to severe disruption at the investigational site due to the COVID-19 pandemic.

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Each of the five patients enrolled before patient enrollment was paused completed treatment and their results were unblinded and reviewed. Figure 1 below shows the results from two of the five patients that completed the treatment before the trial was paused. These results were indicative of the patients who received FS2 in the trial and demonstrated that FS2 was well tolerated and that trial participants experienced no serious adverse effects at the time the trial was paused.

FIGURE 1

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Figure 1. Results from an HC-approved Phase 2 clinical trial (since amended to a Phase 2b/ Phase 3 clinical trial) for the use of topical FS2 for scar prevention and treatment in burn victims, which was unblinded after the trial was paused due to the COVID-19 pandemic, showing (1) application of FS2 at full-strength (0.5% post application of skin graft) versus placebo/control, and (2) FS2 at half-strength (0.25% post application of skin graft) at multiple time points. There are currently no regulatory approved treatments fully addressing scarring resulting from severe burns.

Based on the unblinded results of the paused trial, we applied for and received authorization from HC to conduct a Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts and have selected multiple centers of expertise throughout Canada, two of which are enrolling subjects for clinical trial participation. We intend to enroll 70 participants in the Phase 2b/ Phase 3 randomized controlled clinical trial of topical FS2. The Company expects the results from the five patients that completed their treatment before the trial was paused due to the COVID-19 pandemic will be included in the final trial results.

AI-001 – Alopecia Areata

Our AI-001 proprietary technology, which has reversed AA in gold-standard animal studies, is comprised of a one-time injection of APCs combined with daily administration of FS1 or related metabolites (including FS2) in a liquid formulation. A gold standard in clinical research and testing refers to a methodology or benchmark that has been designated as the most accurate for a specified test or process. When used in the context of laboratory testing for assessment or diagnosis, a gold standard test is the one accepted by most professionals as the most reliable and accurate.

FIGURE 2

Treats alopecia areata in C3H graft model

Untreated	AI-001 (FS1 + Cells)

Figure 2. Therapeutic administration of AI-001, a single, one-time injection of allogeneic fibroblasts plus daily oral FS1, as employed in the C3H/HeJ inbred mouse strain, reverses and prevents further development of AA (prevented AA in 80% of treated animals vs. 5% in the untreated control animals).

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FIGURE 3

FS2 + Cells”: effective in Alopecia Areata

Figure 3. Therapeutic administration of AI-001 using FS2 + cells (our second-generation lead drug candidate), as employed in the C3H/HeJ inbred mouse strain, prevents further development of AA. Subject mice showed significant hair regeneration by week 8, when compared against control mice that received only topical moisturizing cream (vehicle control).

We are currently in the final stages of applying for an HC-approved Phase 1b/ Phase 2a clinical trial of AI-001 in patients with AA based on the successful completion of the 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. We plan to initiate this clinical trial of AI-001 in patients with AA in Q1 of 2027, subject to approval from HC.

AI-001 – Type 1 Diabetes

Our AI-001 proprietary technology, which has reversed T1D in gold standard animal studies, is comprised of a one-time injection of APCs in combination with daily administration of FS1 or related metabolites (including FS2) in a liquid formulation.

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FIGURE 4

AI-001 Therapy in Diabetic NOD Mice

A
AI-001 Therapy
Blood Glucose (mM)
Duration Post injection (days)
Mouse #1
Mouse #2
Mouse #3
Mouse #4
Mouse #5
Mouse #6
Mouse #7
Mouse #7
B
No treatment
Cell-only injection
Drug-only injection
Blood Glucose (mM)
Mouse #1
Mouse #3
Mouse #7
Duration Post Injection (days)

Figure 4 (A). Preclinical study showed reversal of diabetes in NOD mice following AI-001 therapy. Researchers monitored young pre-diabetic NOD mice until the development of spontaneous diabetes. These mice were then treated via AI-001 (n=8). Control mice received either no treatment or single control-based therapies. The results showed 6 out of 8 AI-001 treated mice returned to normal blood sugar levels while all control mice remained diabetic. Figure 4 (B). Success rate of AI-001 therapy for treatment of diabetes in recently diabetic NOD mice.

We intend to seek approval from HC to initiate a Phase 1b/ Phase 2a clinical trial of AI-001 in patients with T1D in Q4 of 2026, based on robust preclinical data and results from the successful 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. Based on preclinical data and subject to being validated in clinical trials, we believe AI-001 may address certain subsets of T1D under ODD(s) which, if granted, would secure 7 years of commercial exclusivity in adults and 10 years of commercial exclusivity in juvenile populations from commercial launch in the United States.

Systemic FS2 – Patients with Organ Fibrosis

We are currently planning on furthering our research into systemic fibrosis by conducting clinical trials on the use of FS2 (systemic) for the treatment of organ fibrosis in the lungs, kidneys and liver, beginning with idiopathic pulmonary fibrosis.

Idiopathic pulmonary fibrosis (IPF), a rare and serious chronic lung disease, results in scarring (fibrosis) of the lungs for an unknown reason. It is characterized by the thickening and stiffening of lung tissue surrounding the air sacs, or alveoli, in the lungs. Over time, these changes can cause permanent scarring in the lungs, making it progressively more difficult to breathe. There is currently no cure for IPF, which affects between 3 million to 5 million people worldwide.

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In Q3 of 2025, we initiated consultations with HC regarding a proposed Phase 1b/ Phase 2a clinical trial protocol for the treatment of IPF and participated in a pre-Clinical Trial Application meeting with HC to review the proposed protocol in Q4 of 2025. We expect to begin a Phase 1b/ 2a clinical trial in Q4 of 2026, subject to finalization of the trial protocol, submittal of a CTA, and approval by HC.

In November of 2025, the U.S. Food and Drug Administration granted us ODD to use FS2 for the investigational treatment of IPF. The FDA’s ODD program is designed to incentivize and facilitate the development of investigational drugs/compounds intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders such as IPF, that affect fewer than 200,000 people in the U.S.

ODD provides benefits that may include eligibility for seven (7) years of market exclusivity upon approval, tax credits for qualified clinical testing, and exemption from certain FDA user fees. The ODD framework also allows for written FDA recommendations regarding investigations of orphan drugs. However, ODD does not shorten clinical development timelines or the FDA’s regulatory review period, nor does it guarantee approval of FS2. Likewise, although certain of our other product candidates may become eligible for ODD or Fast Track designation — and, in the case of Fast Track, more frequent interaction with the FDA and rolling review of an application — these designations do not, by themselves, shorten the FDA’s review goal date or assure approval. These programs may nonetheless provide us with additional useful resources and regulatory support as we advance our clinical products and seek effective therapeutics to combat some of the world’s most debilitating – and often life-threatening – diseases.

Our NHP/Cosmetics Platform: Objective is to continue pursuing monetization

Our short-term goal is to out-license or sell our NHP/Cosmetics Platform and the use of FS2 as a topical cream for the treatment of hypertrophic scars and keloid scars, facial atrophic (i.e., “pitted”) acne scars, and wrinkles and rhytids. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids.

We believe the use of FS2 as a topical monotherapy for these indications may be approved in the U.S., and in other countries, subject to such countries’ laws and regulations, as an NHP, OTC or cosmetic product, depending on the jurisdiction, which means they could be purchased by the public without a prescription.

We plan to actively continue a search to monetize our NHP/Cosmetics Platform through licensing or sale, subject to UBC approval. We intend to reinvest the revenues or proceeds generated from any out-license or sale of this portion of our business, if any, into the Pharmaceutical Rx Platform. See “Our Strategy” below for further discussion.

Topical FS2 – Hypertrophic Scars and Keloid Scars

Keloidal scars are a genetically inherited disease of the skin whereby excess ECM (the non-cellular component of the human body, comprising predominantly of collagen and elastin proteins, as well as nutrients which provides a three-dimensional (3D) scaffold in which cells reside) deposition and excess cell growth occur following cutaneous wound closure. Genetics of the disease share characteristics with benign cancerous lesions. Keloids typically grow beyond the borders of the closed wound margin and will reappear if excised using conventional surgical means.

We have completed a double-blind randomized controlled trial showing that FS2 showed statistically significant results in improving the appearance of keloidal scars in 25 subjects. The subjects in this RCT were healthy adults (male and female subjects) seeking treatment for mature keloid scars. Subjects were randomized in double-blind fashion to receive kynurenine 0.5% (FS2) cream (Group 1), an active onion extract comparator (Mederma® Advanced Scar Gel) treatment (Group 2), or the inactive vehicle (Group 3). Each treatment was applied twice-daily. Qualitative assessments were made using the Vancouver Scar Scale (VSS), as well as the Patient and Observer Scar Assessment Scales (POSAS), both of which are recognized and accepted as gold-standard clinical evaluation methods to assess the appearance of scars. The RCT demonstrated that twice-daily application of FS2-Cream resulted in significantly greater improvement versus both placebo and the leading competition (Mederma® Advanced Scar Gel; Perrigo Company plc (NYSE: PRGO)) at multiple time points culminating at 180 days as assessed by the mean value change in VSS and POSAS’s Clinician Graded Scar Score. Among subjects in Group 1, there was a substantial decrease in mean PGSS scores after 30 days of treatment that continued to trend downward, becoming significant versus Group 2 at Days 90 and 180 (p<0.05) and versus Group 3 at Day 180 (p<0.01). Based on mean VSS scores, subjects in Group 1 achieved beneficial effects that became significant versus Group 2 at Day 90 (p<0.01), Day 120 (p<0.05) and Day 180 (p<0.001) and versus Group 3 at Day 180 (p<0.05). There were no significant improvements in Groups 2 or 3. There were no adverse events or local skin reactions (ClinicalTrials.gov Identifier: NCT04169490). The results of this trial were published as “A Randomized, Double-Blind, Active- and Placebo-Controlled Trial Evaluating a Novel Topical Treatment for Keloid Scars” in The Journal of Drugs in Dermatology in September 2021.

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FIGURE 5

Figure 5. Results from a double-blind randomized controlled trial showing that FS2 showed statistically significant results in improving the appearance of keloidal scars in 25 subjects.

In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. Prior to HC’s approval of our FS2 topical cream as an NHP, we applied for and received HC approval for the addition of kynurenic acid to the NHP Ingredients Database as a medicinal ingredient. All NHP ingredients, whether medicinal or non-medicinal, must be listed in this database in order to be referenced in a Product License Application form – the paperwork required to obtain NHP approval. HC’s NNHPD is the Canadian regulatory authority for NHPs and OTCs. In Canada, NHPs are regulated as a subset of drugs. As a result, there is significant overlap between the NHP and OTC categories, with the exception that NHPs can display general health claims about maintaining or promoting health, and cannot be administered via implant or injection. A key differentiation between OTCs and NHPs is that NHPs must contain specific listed medicinal ingredients, e.g. plants, plant isolates.

Topical FS2 – Facial Atrophic Acne Scars

Figure 6 below shows results of the use of FS2 for atrophic acne which were reported in a case report. The result of this case report resulted in our filing a patent for the use of FS2 for atrophic acne and prompted us to conduct a double-blind pilot clinical trial.

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FIGURE 6

Figure 6. Case report describing significant reduction of atrophic acne scars resulted in the Company’s international patent application PCT/CA2022/050722 and subsequent initiation and completion of a double-blind pilot clinical trial on the use of FS2. That pilot study reported FS2 was well tolerated with no serious adverse effects when used to improve the appearance of facial atrophic acne scars.

Based on the results reported in this case report, we initiated and completed a double-blind pilot clinical trial (approved by a U.S. IRB and conducted in the U.S.) with 22 participants (study code: C21-7222.01-.02) on the use of FS2 to reduce the appearance of facial atrophic acne scars. The final Clinical Study Report (“CSR”) evaluated safety and efficacy of topical application of the FS2 product cream against a non-active ingredient cream formulation during 12 continuous weeks of treatment. Potential subjects were examined by a U.S. Board Certified Dermatologist, who counted noninflammatory and inflammatory acne lesions, including open and closed comedones, papules, pustules, and nodular cysts. Using the acne counts and the Global Acne Assessment Scale, the Board Certified Dermatologist assigned a numerical grade to each subject. Only subjects with a global acne grade of: <=:: 2 and no more than 3 inflammatory lesions qualified for the trial. Statistical analysis was performed on the Atrophic Acne Scar Grading and Irritation Grading data collected from the Board Certified Dermatologist, and the Self-assessment Questionnaires completed by the subjects that qualified for the trial, by comparing the baseline values to each subsequent evaluation interval. Statistical analysis of the trial results demonstrated FS2 for facial use was well tolerated with no serious adverse effects, as well as positive clinical response in respect to facial atrophic acne scars. Based on the trial’s robust data, we are now in the process of conducting further marketing and research studies on the use of FS2 to reduce the appearance of facial atrophic acne scars.

Topical FS2 – Wrinkles & Rhytids

During the completion of the double-blind pilot clinical trial on the use of FS2 to reduce the appearance of facial atrophic acne scars, we saw collateral support for the use of FS2 to reduce the appearance of wrinkles and rhytids. We believe preclinical data, support from the atrophic acne pilot clinical trial, and the successful 2018 HC-approved Phase 1 clinical trial of FS2 in 40 patients are sufficient to support further marketing and research studies for the use of topical FS2 on wrinkles and rhytids.

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Our Pipeline

We are developing our technology across our Pharmaceutical Rx Platform as follows:

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FS2 as (1) topical monotherapy for scar prevention and treatment in burn victims requiring skin grafts and (2) systemic monotherapy for the treatment of organ fibrosis (initially focusing on fibrosis of the lungs, followed by kidneys, and liver); and

●	AI-001 as systemic combination therapy for the treatment of T1D and AA.

In addition to continuing our HC Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts, our initial focus is on obtaining regulatory approval from HC to initiate Phase 1b/ Phase 2a clinical trials for the use of FS2 for organ fibrosis (starting with IPF) and the use of AI-001 for T1D and AA. We continue to evaluate pathways for the clinical development of our product candidates for these indications in other jurisdictions including the U.S. and may pursue regulatory approval for clinical studies in these jurisdictions in parallel or after completion of HC clinical trials, once approved. We believe that we can develop FS2 and AI-001 into product formulations that will serve as novel treatments for each indication in our Pharmaceutical Rx Platform. The following table summarizes our Pharmaceutical Rx Platform development pipeline:

We have finalized the clinical development of our NHP/Cosmetics Platform at this time with the achievement of the following milestones:

●	The addition of FS2 to HC’s NHP Ingredients Database as a medicinal ingredient;
●	Regulatory approval by HC of our FS2 topical cream as an NHP authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids; and
●	Completing the necessary pilot trials and case reports, see the section “Products – Clinical Trials – NHP/Cosmetics Platform” below, to support the use of FS2 as a topical cream for post operative scars and atrophic “Pitted” acne scars as cosmetics in Canada and the U.S. See the sections “Government Regulation – Canada – HC Approval Process” and “Government Regulation – United States - FDA Approval Process” below for a discussion on the regulatory requirements governing the sale of cosmetics in Canada and the U.S.

While we are not seeking additional NHP or OTC approval on the indications in our NHP/Cosmetics Platform at this time, we continue to conduct further marketing and research studies on the use of FS2 cream to improve the appearance of atrophic acne scarring, as well as rhytids and wrinkles, which we anticipate would support additional or expanded therapeutic claims as an NHP in Canada and provide marketing data to support cosmetic use of topical FS2 cream to improve the appearance of atrophic acne scarring, as well as rhytids and wrinkles.

Our Strategy

Our main focus is the development of our Pharmaceutical Rx Platform including the use of FS2 for the prevention and treatment of burn scars and for organ fibrosis, and the development of AI-001 for the treatment of T1D and AA, as pharmaceutical regulated drug products (Rx) to the point where they can be monetized, including through partnerships or the out-licensing or sale of the technologies in our Pharmaceutical Rx platform to third-parties. To that effect, our Pharmaceutical Rx Platform strategy is to provide robust, top-quality Phase 2 and/or Phase 3 data for each Rx indication of FS2 and AI-001 that we are pursuing, to enable one or several transactions with potential partners, licensees, or buyers.

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Our Pharmaceutical Rx platform includes an HC-approved Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts. We are currently conducting that trial and have selected multiple centers of expertise throughout Canada to enroll subjects for clinical trial participation. We intend to enroll 70 participants in the Phase 2b/Phase 3 randomized controlled clinical trial of topical FS2. We intend to seek approval from HC to initiate a Phase 1b/ Phase 2a clinical trial of AI-001 in patients with T1D in Q4 of 2026, based on robust preclinical data and results from the successful 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. Additionally, we are in the final stages of applying for an HC Phase 1b/ Phase 2a clinical trial for the use of AI-001 for the treatment of AA, which we expect to initiate in Q1 of 2027, subject to final HC approval.

We are also planning on building upon our preclinical and clinical research into systemic fibrosis by conducting clinical trials on the use of FS2 (systemic) for the treatment of organ fibrosis in the lungs, kidneys and liver, beginning with idiopathic pulmonary fibrosis.

Idiopathic pulmonary fibrosis (IPF), a rare and serious chronic lung disease, results in scarring (fibrosis) of the lungs for an unknown reason. It is characterized by the thickening and stiffening of lung tissue surrounding the air sacs, or alveoli, in the lungs. Over time, these changes can cause permanent scarring in the lungs, making it progressively more difficult to breathe. There is currently no cure for IPF, which affects between 3 million to 5 million people worldwide.

In Q3 of 2025, we initiated consultations with HC regarding a proposed Phase 1b/ Phase 2a clinical trial protocol for the treatment of IPF and participated in a pre-Clinical Trial Application meeting with HC to review the proposed protocol in Q4 of 2025. We expect to begin a Phase 1b/ 2a clinical trial in Q4 of 2026, subject to finalization of the trial protocol, submittal of a CTA, and approval by HC.

In November of 2025, the U.S. Food and Drug Administration granted us ODD to use FS2 for the investigational treatment of IPF. The FDA’s ODD program is designed to incentivize and facilitate the development of investigational drugs/compounds intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders such as IPF, that affect fewer than 200,000 people in the U.S.

ODD provides benefits that may include eligibility for seven (7) years of market exclusivity upon approval, tax credits for qualified clinical testing, and exemption from certain FDA user fees. The ODD framework also allows for written FDA recommendations regarding investigations of orphan drugs. However, ODD does not shorten clinical development timelines or the FDA’s regulatory review period, nor does it guarantee approval of FS2. Likewise, although certain of our other product candidates may become eligible for ODD or Fast Track designation — and, in the case of Fast Track, more frequent interaction with the FDA and rolling review of an application — these designations do not, by themselves, shorten the FDA’s review goal date or assure approval. These programs may nonetheless provide us with additional useful resources and regulatory support as we advance our clinical products and seek effective therapeutics to combat some of the world’s most debilitating – and often life-threatening – diseases.

Our short-term goal is to out-license or sell our NHP/Cosmetics Platform and use the revenue or proceeds from any such transaction to help fund the development of our Pharmaceutical Rx Platform. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids.

While we intend to actively continue a search to monetize our NHP/Cosmetics Platform and are open to various types of opportunities, including out-licensing and sale of our NHP/Cosmetics Platform, the timing, availability, and realization of any monetizing transaction cannot be predicted or guaranteed. We may be unable to find a party to sell or out-license our NHP/Cosmetics Platform. Even if we do find a party willing to purchase or license our NHP/Cosmetics Platform, the terms of any such transaction may not be acceptable to us or we may not be able to obtain any consent required from UBC or any applicable regulatory authority. If we are unable to find or consummate a transaction with terms acceptable to us we will reevaluate and may pursue other available options as it relates to our NHP/Cosmetics Platform.

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In addition to the ODD granted by the U.S. Food and Drug Administration for the investigational use of FS2 in the treatment of IPF, we believe that some of our other clinical candidates may address specific orphan diseases and may also be eligible to seek Orphan Drug or Fast Track designations in the United States. While these designations may permit more frequent interaction with the FDA and – in the case of Fast Track – rolling review of an application, neither designation shortens clinical development time or the FDA’s regulatory review period, nor do they provide any guarantee that the FDA will ultimately approve any of our product candidates. We intend to evaluate the options available to us under these and other expedited development programs as we continue advancing our product candidates.

Key elements of our strategy are as follows:

●	Monetize our NHP/Cosmetics Platform, targeting a strategic out-licensing or sale transaction with a major NHP/Cosmetics player;
●	Develop and prepare therapeutic claims relating to topical FS2 cream for hypertrophic scars and keloid scars;
●	Continue clinical research testing the use of a topical FS2 cream to improve the appearance of atrophic acne scarring, as well as rhytids and wrinkles, which we anticipate would support additional or expanded therapeutic claims as an NHP in Canada and provide marketing data to support cosmetic use of topical FS2 cream to improve the appearance of atrophic acne scarring, as well as rhytids and wrinkles;
●	Pursue and accelerate the development of our Pharmaceutical Rx Platform with the objective to partner with a major pharmaceutical company, on the basis of Phase 2 and/or Phase 3 data generated by us in the therapeutic indications being pursued by us during this period;
●	Continue our HC-approved Phase 2b/ Phase 3 clinical trial for scar prevention and treatment in burn victims requiring skin grafts. The trial is a randomized, double-blind, vehicle-controlled clinical trial investigating safe and effective post-operative scar management of epithelialized, donor wounds and skin grafts receiving a topical-formulation of FS2;
●	Continue advancing AI-001 for AA, including completion of an HC Phase 1b/ Phase 2a clinical trial application to gauge the safety and effectiveness of AI-001 for the treatment of mature AA.
●	Continue advancing development of AI-001 for T1D, including seeking approval of and initiating an HC Phase 1b/ Phase 2a clinical trial of AI-001 in patients with T1D based on robust preclinical data and the results from the successful 2018 HC-approved Phase 1 clinical trial that demonstrated FS2 was well tolerated with no serious adverse effects in 40 patients;
●	Initiate an HC Phase 1b/ Phase 2a clinical trial on the use of FS2 for potential treatment of organ fibrosis on the lungs (IPF), followed by kidneys, and liver;
●	Initiate next-generation autoimmune technology discovery and preclinical development efforts; and
●	Continue topical formulation R&D to support potential future FS2 diversified products.

Market Overview

Our pipeline is diverse, with our respective technologies focused on uses and indications with large addressable markets.

Fibrosis Background

Fibrosis (or scarring) is often the result of aberrant tissue repair processes. Fibrosis occurs when normal tissue repair pathways become dysregulated, causing excessive collagen and fibronectin deposition in wounds, and affected organs that ultimately impairs their physiological function. Collagen is a highly conserved, structural ECM protein consisting of three polypeptide chains that provides strength and rigidity to tissues and organs, and fibronectin is a critically important ECM protein that mediates cell:ECM interaction during fundamental events such as development, wound healing, fibrosis, and tumor progression. Collagen is the most abundant protein in the body and is the primary component of all connective tissue. Scarring occurs in many organ systems throughout the body including skin and muscles, lungs, kidneys, and liver. Fibrosis affects all vital organs and accounts for a staggering 45% of deaths worldwide with no effective therapies currently available. As discussed in “Anti-Scarring Properties of Different Tryptophan Derivatives” published in PLOS ONE on March 17, 2014, FS2 has demonstrated, in animal studies, that it prevents the formation and promotes the breakdown of scars.

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Communication between dermal skin, components in the mid and deep sections of the skin, and epidermal skin, components in the most superficial sections (top layer) of the skin, cells is essential for returning a tissue to its normal state following wound healing, and the faster a matrix can be deposited within a wound, the sooner the epithelial layer can migrate across. Similarly, in certain disease states, excess matrix deposition, excess growth and accumulation of fibrous tissue, occurs because of inflammation, which therein creates a fibroproliferative cycle that leads to devastating clinical symptoms. Hallmark scarring (the most devastating scars) of the skin occurs in the burn patient population and in keloid prone patients. Figure 7 depicts images of both post-burn hypertrophic scarring and keloids. Furthermore, orphan diseases such as idiopathic lung fibrosis and liver fibrosis follow fibrotic pathologies like scarring of the skin. With these diseases, the inflammatory cascade, like inflammation and matrix deposition following injury, leads to a build-up of ECM.

FIGURE 7

Figure 7. Keloid and Hypertrophic scars. Left panel: Keloid scarring on chest because of acne scarring. Typically, these keloids will continue to grow, and if excised, will likely return and increase in size at a more rapid rate. Small sections of the scar may be reduced by cryotherapy and chemotherapy injections (several applications), but there is no cure for this type of scarring. Right Panel: Common hypertrophic scarring because of burn wound healing. Patients, regardless of genetics, typically develop over-healing of burn wounds, graft, and donor sites because of delayed wound closure. Common treatment practice is to wear compression garments for 23 hours a day (resizing monthly) to minimize the size and discomfort of the mature scar. These scars are tight and often restrict movement, resulting in pain and disability. There are currently no successful definitive preventative therapies available, and treatment options for established keloids are limited. Current options include surgical resection and superficial radiation therapy.

Antifibrogenic Market Opportunity

Scarring: Antifibrogenic refers to the blocking or prevention of tissue scarring, which is caused by overproduction and insufficient breakdown (or remodeling) of ECM proteins, predominantly collagen and fibronectin, within an organ – i.e., excess growth and accumulation of fibrous tissue in response to tissue damage or inflammation. Fibronectin is a small ECM protein that is found in connective tissue and aids in reinforcing collagen networks. More than 100 million people in the developed world suffer from severe scarring. Hypertrophic scars occur in 30-50% of cases after surgery or trauma. These scars are a result of excess ECM (i.e., collagen) deposits following cutaneous wound closure, thereby forming itchy, bulky raised scars along the healed wound margin. Hypertrophic scars often lack adequate sweat glands and restrict movement. An estimated 11 million new burn injuries occur each year globally, and up to 70% of burn patients develop hypertrophic scars. According to Allied Market Research, the global scar treatment market is projected to reach $32.4 billion by 2031, with an estimated CAGR of 9.4%. In addition to hypertrophic and keloidal scarring, we also completed a pilot clinical trial showing positive results with respect to atrophic acne scarring, another very large market, as approximately 95% of active acne cases will develop some acne scarring.

Organ Fibrosis: Fibrosis affects all vital organs and accounts for a staggering 45% of deaths worldwide with no effective therapies currently available. While the exact pathologies for diseases in these organs vary, the development of fibrosis involves many common cell types and biochemical pathways. According to the paper “Fibrosis—a common pathway to organ injury and failure” published in the New England Journal of Medicine on March 19, 2015, “Fibrosis and resultant organ failure account for at least one third of deaths worldwide”. Any organ is susceptible to tissue fibrosis in the event of injury because fibrosis is a common result of excessive wound healing. Fibrosis is the excessive production and deposition of ECM proteins, including collagens where the pathological process impairs tissue architecture and function and ultimately necessitates organ transplant. Examples of major organs affected by fibrosis include the kidney, liver, and lung. With no regulatory approved treatment available in clinical practice for most forms of organ fibrosis there remains an unmet clinical need.

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Chronic Kidney Disease (CKD): Experts estimate that CKD affects more than 10% of the global population, where the final common pathway of renal disease progression is kidney fibrosis. Renal fibrosis is the common pathogenesis for chronic kidney disease, As noted in the article “New Aspects of Kidney Fibrosis-From Mechanisms of Injury to Modulation of Disease” published by Frontiers in Medicine on January 12, 2022, “despite all efforts, there is still an urgent need for better fibrosis diagnostic methods, a better understanding of the molecular mechanisms and consequently new and targeted therapies” (and) causal therapeutic measures for patients to specifically reduce established kidney fibrosis or to stop fibrosis progression are therefore still not available”. According to the CDC, kidney diseases are a leading cause of death in the United States, with an estimated 37 million U.S. adults afflicted with CKD. In 2019, treating Medicare beneficiaries with CKD cost $87.2 billion, and treating people with end-stage renal disease cost an additional $37.3 billion.

Liver Fibrosis: Progressive deposition of ECM that destroys the physiological liver architecture is what defines liver fibrosis. The end result of liver fibrosis is cirrhosis, which is estimated to account for 2 million deaths worldwide per year and ranks as the 11th highest cause of death. The only curative treatment for advanced liver cirrhosis is liver transplantation. According to Brand Essence Market Research, the global liver cirrhosis treatment market in terms of revenue was worth $4.27 billion in 2020 and is expected to reach $8.17 billion in 2027, growing at a CAGR of 9.97% from 2021 to 2027. Market Research Future estimates have placed the market value as high as $14.8 billion by 2030, with a CAGR of 5.2% from 2022-2030. In 2004, the direct costs of cirrhosis and chronic liver disease in the United States (excluding patients with HCV infection) were estimated to be $2.5 billion, whereas indirect costs were estimated to be $10.6 billion.

Pulmonary Fibrosis: PF can occur in association with a number of conditions and diseases, including environmental exposure (e.g., asbestos or silica), certain medications, connective tissue diseases, infections, and interstitial lung diseases, or as IPF, which presents spontaneously. It was estimated in 2022 that IPF, which is just one of more than 200 types of PF, affects 1 out of 200 adults over the age of 70 in the United States. There are over 250,000 Americans living with PF today. Approximately 50,000 new cases are diagnosed each year, and as many as 40,000 Americans die from IPF annually, with an estimated global prevalence between 0.33-4.51 per 10,000 persons. Prognosis for IPF patients continues to be poor, with an untreated median survival of 2-3 years and a marked socioeconomic burden posed by this disease. iHealthcareAnalyst, Inc. has reported the global market for idiopathic pulmonary fibrosis is estimated to reach “$10.1 billion by 2029, growing at CAGR 7.3% over the forecast period, driven by dramatically increasing prevalence and incidence with age, premium-priced drugs, and rapid approval of new treatments”.

Autoimmune Background

Autoimmune disease occurs when the body’s immune system – which is supposed to be defending the body against viruses, bacteria, and other invaders – causes or perpetuates illness. Simply put, the body’s defense system attacks itself. According to the NIH, autoimmune diseases can attack almost any part of the body. Estimates are that more than 80 diseases occur as a result of the immune system attacking the body’s own organs, tissues, and cells including AA and T1D.

Autoimmune Market Opportunity:

Type 1 Diabetes: There is currently no cure for T1D, which requires daily administration of insulin. The International Diabetes Federation (“IDF”) placed the number of people with T1D in 2025 at approximately 9.5 million worldwide, and estimated that prevalence of T1D in children and adolescents 19 years old or younger at 1.8 million globally. The CDC estimates that approximately 5%-10% of all people with diagnosed cases of diabetes have T1D. According to the CDC’s 2022 National Diabetes Statistics Report for the U.S., approximately 244,000 children and adolescents in the U.S. had T1D, and 1.6 million adults 20 years or older had T1D, which represented 5.7% of all U.S. adults diagnosed with diabetes in 2019. Experts have reported that in the North American and Caribbean basin region, the incidence rate of T1D is 21.9 per 1,000 persons 0-19 years of age and estimated that 1.6 million T1D patients in the U.S. will add more than $100 billion in direct healthcare costs over a 10-year period.

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Alopecia Areata (AA): Experts have estimated that 2% of the global population is affected by AA. AA prevalence in the U.S. is estimated to be 700,000 persons, where approximately 300,000 of those have moderate to severe disease. According to Fortune Business Insights, the global alopecia treatment market size is expected to reach $13.45 billion in 2027 from $8.89 billion in 2019 and estimated to grow at a CAGR of 5.2% during forecast period (2020-2027). Based on a study of 68,121 people, U.S. patients with AA spent an average of $419.12 per person (standard deviation of $1,534.99) in the 12 months after their diagnosis. Of note, GlobalData Healthcare reported that as of 2019, the estimated annual cost of therapy for Janus kinase (JAK) inhibitors “will be approximately $50,000 . . . substantially more than the $1,400 annual price tag of immunosuppressant cyclosporine, which is one of the more expensive therapies for AA”.

Fibrosis, Wound Healing, and the Extracellular Matrix (ECM)

Wound healing is a complex biological process. Although wound healing typically follows a stepwise progression from bleeding to the formation of a clot and the subsequent formation of new skin, the individual biological processes involved at each step are numerous. In fact, once the wound has closed (or appears to be healed) the repair process continues through to a final important step called remodeling. Remodeling involves the breakdown and reorganization of the proteins that were produced and deposited by cells to repair the wound. Failure to remodel these proteins results in a scar.

Whether because of trauma or disease, as tissue repairs itself, there are numerous biological events that occur to ensure repair. In the skin, the initial phase of repair involves migration of keratinocytes (cells of the epidermis) at the wound edges to re-epithelialize the wound. Keratinocytes, as the primary cells in the epidermis, are one of the major sources of cytokines and growth factors in the healing process. Cytokines and growth factors are essentially communication signals and macro-nutrients, respectively, that are produced by cells to modulate biological processes within the body. Toward the end of wound healing, new dermis replaces damaged tissue. Collagen (type I and III) is the major matrix protein deposited during healing. The greater the volume of tissue required to be regenerated through the wound healing process, the greater the length of time to heal and the greater likelihood of scarring and/or incomplete wound closure. Consequently, surviving an injury to the skin depends heavily on the efficiency of restoring an epithelial lining over the wound. In a complicated injury, such as a burn, matrix deposition may be retarded because of the size of the wound and cells needed to repair, resulting in contracture, the process whereby a tissue, such as skin, tightens or contracts during wound repair, and scarring.

Role of Matrix Metalloproteinases (MMPs) in Wound Healing and Scar tissue remodeling

Collagen enzymes are predominantly produced and secreted by cells, to repair, rebuild, and remodel the structural proteins that make up the human body. These enzymes are highly conserved throughout evolution and are important for all aspects of biological development. As with all enzymes in biology, these proteins catalyze the breakdown of proteins and molecules that provide structural support for the cells that make up an organ or tissue. In wound healing, these same enzymes are responsible for the breakdown of the protein that is deposited during the repair process, preventing scar formation. Increasing the amount of these enzymes during the late stages of wound healing is one approach to prevent scarring.

MMPs represent a group of diverse proteolytic enzymes which breakdown proteins into smaller protein fragments, involved in ECM turnover and connective tissue remodeling during physiological conditions such as embryonic growth and development, bone growth and resorption (the use of proteins in biological and cellular processes after they have previously been broken down), and wound healing. MMP expression is normally carefully regulated (low) to allow for healthy remodeling. MMP-1 is the major enzyme involved in the breakdown of interstitial collagens. MMP-3 is a protease known to degrade mainly the non-collagenous ECM such as fibronectin, proteoglycans, and laminin. Increases of both MMP-1 and MMP-3 by fibroblasts can initiate degradation of almost all major components of the ECM in wounds. MMPs produced by keratinocytes facilitate epithelial migration, while MMPs expressed by fibroblasts promote tissue remodeling, both of which are needed for optimal wound repair. Fibroblasts are the most abundant and primary cell of the dermis (and connective tissue) and are the primary producers of ECM proteins, in addition to serving as non-official immune modulating cells.

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Hallmarks of fibrosis are excessive production and deposition of ECM protein (e.g., collagen) and decreased production and activity of MMPs, namely MMP-1 and MMP-3. Results of in-vitro studies (studies taking place in a test tube or culture dish) carried out by UBC demonstrated that 25, 50, 100, and 150uM concentrations of FS2 are effective at reducing collagen production and effectively enhancing collagenase expression in primary human skin cells. Furthermore, exposure of primary skin cells to kynurenic acid did not significantly affect growth pathways, but did augment the rate of cell migration, which suggested that application of the drug products in a wound model would not have a negative effect on wound closure. Application of cream-based kynurenine and kynurenic acid formulations on scar-prone wounds in a fibrotic rabbit model resulted in prevention of hypertrophic scar formation.

FIGURE 8

Changes to Collagen and Enzymes that Break Down Collagen

Figure 8. Changes to collagen (primary scar tissue protein) and enzymes that break down collagen (matrix remodeling enzymes) in response to administration of drugs FS1 and FS2 to human skin cells. Briefly, different versions of our FS1 or FS2 drug candidates were added to cells to observe changes in the production of scar-forming proteins and the enzymes that breakdown scar proteins (MMPs). FS1 and FS2 specifically (and in a dose dependent manner) (A-B) increase the production key matrix degrading enzymes, MMP-1, and MMP-3, and (C-D) reduce the production of two primary ECM (scar) proteins collagen and fibronectin in cultured primary human skin cells in vivo.

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FIGURE 9

Scar Formation in a Fibrotic Rabbit Model

Figure 9. Results of daily application of a cream containing either FS1 or FS2 significantly reduces scar formation in a fibrotic rabbit model when compared to placebo and no treatment at all. Cream was applied daily for 35 days. Hallmark indicators of scarring were significantly reduced. (A) Photomicrographs of raised scars on day 35. (B) Histological micrographs of tissue sections from day 35. (C) Scar elevation index and epidermal thickness index as a measurement of scar formation and fibrosis.

Products

Antifibrogenic Drug Candidates (FS1 and FS2)

FS2 is a small molecule with a molecular weight of 189.2 Daltons. As shown in Figure 10 (below), FS2 is created in the human body through the breakdown of the amino acid Tryptophan. Unlike FS1, FS2 is an end-stage metabolite, the end product of an enzymatic process (chemical and biological process utilizing enzymes), which means that once FS2 is created in the body it is no longer modified before being excreted in urine. FS2 is our lead drug candidate, the use of which we have licensed from UBC, and is prepared synthetically using conventional chemical methods. As FS1 can be broken down in the body into several undesirable end products prior to excretion, FS2 was selected as the clinical candidate over FS1 due to its efficacy in our initial targeted disease markets and improved safety profile (including low blood brain barrier penetration). Early research using FS1 and FS2 in animal models demonstrated, for the first time, the use of a small molecule drug candidate to specifically target the molecular aspects of scarring (scar tissue production and scar tissue remodeling) without affecting other, uninvolved, cell functions. Based on the results of a double-blind randomized controlled trial showing that FS2 showed statistically significant results in improving the appearance of keloidal scars versus both placebo and the leading competition (Mederma® Advanced Scar Gel; Perrigo Company plc (NYSE: PRGO)) in 25 subjects we believe FS2 will be a valuable tool to prevent the formation and promote the breakdown of scars. We believe FS2 achieves this antifibrotic effect by targeting the production and breakdown of ECM protein (i.e., collagen), which is the major constituent of scar tissue that results from the body over-repairing after an injury, surgery, or disease. See “Mechanism of Action: Role of FS2” below.

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FIGURE 10 (1)

Figure 10. Overview of how FS1 and FS2 are made in the human body. Although we have and intend to continue using chemically synthesized FS2 in our products and studies, the fact that the body naturally produces these compounds further suggests the general safety and tolerability of FS2. The above pathway shows how breakdown of tryptophan produces FS1 and how FS1 later converts into numerous other compounds, one of which is FS2. Unlike FS1, the body excretes FS2 in the urine unchanged and, due to its chemical structure, is largely unable to cross the blood/brain barrier (further reducing the risk of the administered compound being psychoactive). Other potential end-products of the kynurenine pathway include quinolinic acid and NAD (nicotinamide adenine dinucleotide).

(1) Wirthgen E, Hoeflich A, Rebl A and Günther J (2018) Kynurenic Acid: The Janus-Faced Role of an Immunomodulatory Tryptophan Metabolite and Its Link to Pathological Conditions. Front. Immunol. 8:1957. doi: 10.3389/fimmu.2017.01957.

Mechanism of Action: Role of FS2

Our lead compound is FS2, an end-product tryptophan metabolite of the kynurenine pathway. Kynurenic acid is a well-established neuroprotective agent and N-methyl-D-aspartate receptor antagonist, meaning it inhibits the function of the N-methyl-D-aspartate receptor. Additionally, FS2 poorly transits the blood/brain barrier. As our therapeutic targets reside outside of the brain, it is advantageous that our candidate compounds are unlikely to cross the blood/brain barrier, inherently reducing the risk of adverse events.

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FIGURE 11

Preventing a scar from forming is a much more feasible approach than post-operative revisions. Consequently, the discovery that kynurenine and its analogs significantly prevent scarring in vivo, through a reduction in matrix production and augmentation of matrix degrading enzymes, speaks to its potential as a breakthrough in anti-scarring (or antifibrogenic) drug development. Compared to other scar prevention strategies, this discovery and approach to treatment specifically targets the fibrotic component of the scar, rather than interfere with growth and general repair pathways, as is common with other therapeutic scarring innovations.

To date, to our knowledge, there has been no therapeutic agent approved by the FDA, HC, or any other foreign regulatory agency to target the molecular aspects of scarring. The extensive research in the genetic and biological pathways that control matrix production after wounding has resulted in numerous attempts to use Ribonucleic acid (“RNA”, i.e., a fragile, single stranded copy of DNA that is used as a template in the body to make proteins) interference (“RNAi”) to block aberrant gene expression that results in scarring, as well as biologics (antibodies) and antisense oligos to interfere with this process; however, these approaches are difficult to administer (likely requiring injection or infusion), and many have failed in clinical development. While there is a plethora of costly cosmetic treatments on the market today, they show little, if any, efficacy in the treatment of hypertrophic scarring and especially keloids. Available medical alternatives are costly, painful, and focused on healing wounds, not on preventing and eliminating scars.

In short, our antifibrogenic drug technology has four advantages: (i) it specifically targets the fibrotic component of scarring; (ii) it is a chemical drug, which simplifies manufacture relative to biologics or RNAi; (iii) there are multiple routes of administration; (iv) results from our HC-approved 40-patient Phase 1 clinical trial demonstrated that topically administered FS2 was well tolerated with no serious adverse effects (high therapeutic threshold); and (v) results in our Phase 2 RCT demonstrating improvement in the appearance of keloidal scars also demonstrated that FS2 was well tolerated and that trial participants experienced no serious adverse events.

Cost Advantage

Currently, the standard for scar prevention is surgical garments (compression garments). Second to this are steroid injections and silicone ointments and dressings. Aside from the cost of manufacture, surgical garments require patients to attend fittings and regularly make adjustments over the duration of use. Steroid injections require a healthcare practitioner to administer. Silicone sheeting and ointments are priced as cosmetic products, and, depending upon the duration of use, could cost a patient who regularly uses them roughly $300/month, often without significant improvements to the scar. Biologics, if they are approved for use, would require administration by a healthcare professional and have the highest cost of manufacture and regulatory control.

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As a small molecule drug candidate, FS2 shows significant promise as an innovative therapeutic in the antifibrotic category because of its success in human and animal models. Currently available retail products typically seek to reduce the appearance of scars following superficial wounding; however, they appear to lack adequate control clinical evidence to substantiate efficacy. Other drug candidates have been employed to prevent scar formation, but with undesirable off-target effects and/or administration challenges. We believe that FS2 is unique in that it specifically targets the two key molecular aspects of scarring: 1) scar tissue formation and 2) scar tissue remodeling (breakdown). To our knowledge, no other commercially available compound produces this effect in skin. We believe FS2 topical products will represent a cost benefit over many of the existing topical products on the market and provide significant cost savings over surgical and other interventions such as superficial radiation therapy.

Operational Advantages

We believe the Company’s development pipeline for its anti-scarring program has several operational advantages, including:

●	Successful completion of a Phase 1 human clinical study of topical administration of FS2, involving 40 participants for a 30-day exposure period;
●	Successful completion of a randomized, double-blind controlled trial (a phase 2 study for NHP/cosmetic purposes) of topical administration of FS2, involving 25 patients with keloids for a 180-day exposure period;
●	Preclinical data supporting multiple routes of administration for FS2;
●	HC’s regulatory approval of FS2 topical cream as an NHP and issuance of Natural Product Number NPN 80147114 authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids;
●	Possibility of obtaining further patent protection for method of use and composition claims;
●	Access to and support of industry experts in the field and key opinion leaders through our Science and Business Advisory Boards;
●	Possibility for applications in the nutraceutical or cosmetic field; and
●	Possibility for a more efficient regulatory pathway given that FS2 is endogenous and there are potential applications for orphan diseases.

Autoimmune Drug Candidate (AI-001)

During research into FS1, UBC investigators discovered that FS1, in conjunction with injection of a specific cell type, reverses autoimmune diseases such as T1D and AA in animal models. Similar research with FS2 also demonstrated the earlier results with respect to AA.

There are 80-100 known autoimmune diseases, and many more conditions are autoimmune-related or include suspected autoimmune components. Several of these diseases, such as alopecia totalis, complete hair loss of the scalp, and early-onset T1D, may be potentially eligible for orphan drug status. Although the immunological pathology is complex, the commonality of nearly all autoimmune diseases is that immune cells that should recognize self-antigens (a fragment of a protein the length of approximately 22 amino acids) as benign do not do so, resulting in the patient’s immune system attacking its own body like a foreign pathogen.

Inherent to autoimmune diseases is inflammation and often specificity of tissue type or location. For example, rheumatoid arthritis results in degeneration of joint proteins, and often the breakdown of tissue results in exacerbated inflammation, pain, and joint dysfunction. On the other hand, in T1D the patient experiences abnormal glucose homeostasis (and not pain), while the pancreas is under attack by infiltrating immune cells. Within months to a year, patients, typically children and adolescents, lose insulin producing cells in the pancreas and become reliant on daily administration of supplemental insulin to maintain healthy blood sugar levels. In a third scenario, AA patients, who otherwise live a seemingly healthy life, experience rapid hair-loss. In some cases, it is patchy and in others it is the complete loss of hair on the body. Due to the underlying immune dysfunction and autoimmune response, tissue replacement via transplant without an immune modulating intervention is unlikely to provide a long-term benefit.

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Instead of treating autoimmune disease by suppressing the immune system or through anti-inflammatory treatment, we are pursuing preclinical development of AI-001, a drug-biologic combination that we believe helps to modulate the immune system by retraining it for better self-recognition. This patented treatment involves a one-time administration of cells via injection combined with regular administration of FS2. The precursor treatment, cells plus FS1, demonstrated proof-of-principle (efficacy) in mouse models for T1D, AA, and chemically-induced psoriasis. In addition, efficacy of one-time administration of cells via injection plus topical FS2 was shown to reverse established AA in a mouse model. To expedite clinical development of the autoimmune AA therapy, we are now seeking to piggyback on the results of our existing Phase 1 clinical trial that demonstrated FS2 was well tolerated with no serious adverse effects in 40 adult subjects, and our completed double-blind, randomized, controlled trial showing that FS2 significantly reduced the appearance of keloidal scars versus both placebo and the leading competition (Mederma® Advanced Scar Gel; Perrigo Company plc (NYSE: PRGO)). To further expedite this research, we are proposing to use an autologous cell source for the cell injection.

Key Preclinical Findings

FIGURE 2

Treatment of alopecia areata in C3H graft model

Untreated	AI-001 (FS1 + Cells)

Figure 2. Therapeutic administration of AI-001 using FS1 + cells (our first-generation lead drug candidate), as employed in the C3H/HeJ inbred mouse strain, reverses and prevents further development of AA.

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FIGURE 3

FS2 + Cells”: effective in Alopecia Areata

Figure 3. Mice that had undergone AA induction and had stable disease underwent one-time cell injection followed by daily topical administration of FS2 and showed significant hair regeneration by week 8, when compared against control mice that received only topical moisturizing cream (vehicle control).

FIGURE 4

AI-001 Therapy in Diabetic NOD Mice

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Figure 4 (A). Example study of reversal of diabetes following AI-001 therapy. Researchers monitored young pre-diabetic NOD mice until development of spontaneous diabetes. These mice were then treated via AI-001 (n=8). Control mice received either no treatment or single control-based therapies. The results showed 6 out of 8 AI-001 treated mice returned to normal blood sugar levels while all control mice remained diabetic. Figure 4 (B). Success rate of AI-001 therapy for treatment of diabetes in recently diabetic NOD mice.

Clinical Trials

Foundational HC Phase 1 Clinical Trial

Prior to the formation of the Company, UBC secured approval from HC to conduct a Phase 1 trial on the safety and tolerability of topical FS2. Results demonstrate that acute and chronic (daily) topical application of FS2, as investigated in the study, are both well-tolerated and exhibited no serious adverse effects at the maximum feasible dose (0.5%). A total of 40 healthy volunteers participated in the study. Participants were selected on the basis of inclusion criteria: healthy males or females between the ages of 18 and 65, English as a primary language, or English as a second language (“ESL”) but completely fluent without a translator; and exclusion criteria: pregnant, or attempting to become pregnant, history of chronic skin conditions, use of oral anti-histamines in the past month, use of systemic steroids in the past month; chronic use of NSAIDs or other anti-inflammatory medications; known immunosuppression or immunosuppressive illness; known sensitivity to parabens, allergy to bandage adhesive, and ESL requiring a translator. Clinical endpoints were: acute skin irritation or local reaction (Time Frame: 24 hours and repeated 14 days later) and chronic skin irritation or local reaction (Time Frame: 30 days). The Company’s Scientific Advisory Board member and Phase 1 principal investigator, Dr. Anthony Papp, M.D., Ph.D., submitted a final report in October 2016, and presented the findings at the 2016 Congress of the International Society for Burn Injuries, the quadrennial gathering of the world’s foremost wound-care and burn injury experts. The Journal of Pharmaceutical Sciences published those results in 2018.

Pharmaceutical Rx Platform

Burn Patients: Based in part on the success of the HC Phase 1 trial, HC approved a Phase 2 clinical trial for the use of FS2 for scar prevention and treatment in burn victims that has since been amended to a Phase 2b/ Phase 3 clinical trial for scar prevention and treatment in burn victims requiring skin grafts.

The objective of the FS2 burns clinical trial was to comparatively evaluate the safety, tolerability and scar prevention of FS2 when applied on epithelized skin graft donor sites and corresponding skin graft sites in the same participant. The number of participants was initially estimated as 50 patients (active/placebo). The statistical plan was that safety and the anti-scarring efficacy of FS2 was going to be evaluated under a double-blind, placebo controlled, and randomized model. Treatment Groups consisting of doses of FS2 to be compared against a Control-cream (vehicle base) using POSAS (Patient and Observer Scar Assessment Scale) evaluating vascularity, skin thickness, pigmentation, pain, surface area change, pliability, as the primary assessment method, and the VSS (Vancouver Scar Scale) as a comparative, validating assessment method.

With a maximum of 50 participants, each with internal controls. The primary clinical endpoints were: a) reduce or ameliorate sign and symptom severity (e.g. erythema, pruritus, scar tightness, pain) in scars, and b) reduce, retard or prevent post-surgical scar formation. The secondary clinical endpoints were safety and tolerability, integration with and improved current standard of care, dosing time-course data, and dosing administration data. Where applicable, the statistical significance of each Study Arm and Treatment Group was going to be calculated using a post-hoc with a single-sample T-test using an alpha value of 0.05, and under similar constraints, evaluated longitudinally using one-way ANOVA. The minimum number of 46 participants seeks to achieve a statistical power (1-ß) of > 75% (assumes an effect size of 0.5).

Participants were selected upon the inclusion criteria: a) healthy male and female, b) ages between 18 and 65, c) requiring partial thickness skin graft (meshed/non-meshed) for the treatment of burns/wounds for any location other than the face and genitalia, d) able to consent without the aid of a translator, and e) willing and medically able to follow all study requirements. The exclusion criteria were: a) medically unstable condition, b) immunosuppressive illness or drug-related immunosuppression, c) treatment for scars including any investigational treatment during prior 3 months, d) any clinical evidence of severe ongoing or prolonged depression or mental illness, e) subjects who smoke more than 20 cigarettes per day, f) evidence of substance abuse, g) any condition or geographical limitation precluding study participation, and h) pregnancy or attempting to become pregnant.

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The Clinical Trial had to be interrupted due to the disruption generated by the COVID-19 pandemic. A total of 5 patients were able to complete the study. Data management process was able to validate the data at least until day 90 and 180 since the initiation of the treatment. The tables below show the top line view of the efficacy, and safety and tolerability outcome observed on both the donor site and the graft site of each participating subject.

Each of the five patients enrolled before patient enrollment was paused completed treatment and their results were unblinded and reviewed. These results were indicative of the patients who received FS2 in the trial.

The product was well tolerated and there were no adverse events, neither unexpected nor severe to moderate to the application of the topical formulations of active (FS2) and placebo on the donor site and on the skin graft site. The tolerability scores and safety are strongly meaningful to progress with confidence to further clinical phases.

The response to the treatment shows a meaningful trend of improvement (POSAS and VSS) with the FS2 topical application on both sites (donor and graft) of each participating patient as represented in Table 1 and Table 2.

Table 1 Response to the treatment on the Donor Site

Table 2 Response to the treatment on the Skin Graft Site

The graphic below shows the comparative clinical efficacy on Skin Graft sites upon the reduction of the scores (VAS, P-POSAS, O-POSAS, VSS) treated with FS2 vs placebo. The meaningful larger reduction of the scores on the sites treated with FS2 vs placebo generates further confidence to support the design of the Phase 2b/ Phase 3 clinical trial.

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FIGURE 12

Figure 12: Comparative Efficacy of the Skin Graft Site: Scores Reduction from BL to Day 180.

Based on the unblinded results of the paused trial, we applied for and received authorization from HC to conduct a Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts and have selected multiple centers of expertise throughout Canada, two of which are enrolling subjects for clinical trial participation. We intend to enroll 70 participants in the Phase 2b/ Phase 3 randomized controlled clinical trial of topical FS2. The Company expects the results from the five patients that completed their treatment before the trial was paused due to the COVID-19 pandemic will be included in the final trial results.

IPF: We are in the process of applying for an HC-approved Phase 1b/ Phase 2a clinical trial of FS2 in patients with IPF based on the successful completion of the 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. We plan to initiate this clinical trial of FS2 in patients with IPF in Q4 of 2026, subject to approval from HC.

Alopecia Areata: We are currently in the final stages of applying for an HC-approved Phase 1b/ Phase 2a clinical trial of AI-001 in patients with AA based on the successful completion of the 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial. We plan to initiate this clinical trial of AI-001 in patients with AA in Q1 of 2027, subject to approval from HC.

TID: We intend to seek approval from HC to initiate a Phase 1b/ Phase 2a clinical trial of AI-001 in patients with T1D in Q4 of 2026, based on robust preclinical data and results from the successful 2018 HC-approved Phase 1 clinical trial, the results of which demonstrated that our lead drug candidate was well tolerated and showed no serious adverse effects in the 40 patients who participated in the trial.

NHP/Cosmetics Platform

Hypertrophic Scars and Keloid Scars: We have completed a double-blind randomized controlled trial showing that FS2 showed statistically significant results in improving the appearance of keloidal scars in 25 participants compared against 25 participants receiving moisturizing cream alone and 25 subjects receiving Mederma® Advanced Scar Gel (Perrigo Company plc (NYSE: PRGO)), a commercially available product that is advertised for anti-scarring and includes onion extract. Participants were selected on the basis of inclusion criteria: healthy male and female subjects older than 18 years seeking treatment for mature keloid scars resulting from abnormal cutaneous wound-healing; clinical evaluation of each subject to determine that they might benefit from the study treatments; willingness and ability to follow all study requirements; and exclusion criteria: presence of medically unstable condition, immunosuppressive illness or drug-related immunosuppression; treatment for scars including any investigational treatment during the prior 30 days; presence of skin conditions or medications that may interfere with the study treatment; hypersensitivity to ingredients in the test-treatment products, concurrent enrollment in another clinical trial for treating scars; mental illness or evidence of substance abuse; any condition or geographical limitation precluding study participation; or pregnancy, lactation, or planned pregnancy. Primary clinical endpoints were: reduce or ameliorate severity of scar signs and/or symptoms (e.g., height, erythema, pruritus, scar tightness, pain). Secondary clinical endpoints were: safety and tolerability, integration with and improved current standard of care, improvements to existing modality, and obtaining treatment administration data. The subjects in this RCT were evaluated on the basis of qualitative assessments made using the Vancouver Scar Scale (VSS) and the Patient and Observer Scar Assessment Scales (POSAS), both of which are recognized and accepted as gold-standard clinical evaluation methods. The RCT demonstrated that twice-daily application of FS2-Cream resulted in significantly greater improvement versus both placebo and the leading competition Mederma® Advanced Scar Gel at multiple time points culminating at 180 days as assessed by the mean value change in VSS and POSAS’s Clinician Graded Scar Score. Results of that trial were published in The Journal of Drugs in Dermatology in September 2021. Dr. Mark Nestor M.D., Ph.D., the study’s principal investigator and director of the Center for Clinical and Cosmetic Research®, in Aventura, Florida, presented those results at the 2021 South Beach Symposium (Medical Dermatology Summit).

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A separate, non-published pilot study (n=10) of FS2 applied topically to incisional wounds, that we conducted, demonstrated improvement in the appearance of surgical scars. Dr. Nestor, the study’s principal investigator, conducted the clinical study at the Center for Clinical and Cosmetic Research® in Aventura, Florida. Participants were selected on the basis of inclusion criteria: healthy male and female subjects older than 18 years, requiring surgical removal (excision) of two (2) anatomically significantly similar areas and/or an excision of 3-10 cm in length suitable for intra-wound treatment comparison; willingness and ability to follow study requirements; and exclusion criteria: medically unstable condition, immunosuppressive illness or drug-related immunosuppression, hypersensitivity to ingredients in test-treatment products, concurrent enrollment in another clinical trial for treating scars, mental illness or evidence of substance abuse, geographical limitation precluding study participation, pregnancy, lactation, or planned pregnancy. Clinical endpoints were reduction in the formation and/or appearance of scars (primary) and safety and tolerability of FS2 (secondary).

Facial Atrophic Acne Scars: We initiated and completed a double-blind pilot clinical trial (approved by a U.S. IRB and conducted in the U.S.) with 22 participants (study code: C21-7222.01-.02) on the use of FS2 to reduce the appearance of facial atrophic acne scars. Participants were selected on the basis of inclusion criteria: healthy male and female subjects aged 20 to 65 years; having mature atrophic acne, no active acne for at least 1 year; clean shaven male subjects; willing to discontinue use of any facial/acne scar treatment products; agree to wash face nightly; agree to avoid extended periods of sun exposure, tanning beds, self-tanning products; willingness and ability to follow instructions; and exclusion criteria: ill health; use of either prescription or non-prescription topical facial medications, NSAIDs within two weeks of trial commencement; use of either prescription or OTC topical retinoid (with some minor exceptions); corticosteroids (except inhaled), antibiotics or drugs inducing photosensitization within four weeks of trial commencement; biological drugs (immunosuppressors) within three months of trial commencement; pregnancy or attempting to become pregnant; use of systemic retinoids; active herpes labials; presenting with keloid scars, hyperpigmentation, moles, tattoos; surgical, chemical or physical facial treatment within six months; and simultaneous participation in another face trial. Primary clinical endpoints: reduce the appearance of atrophic acne scars at 4, 8, and 12 weeks of daily FS2 use. Secondary clinical endpoints: safety and tolerability, determine consumer perception of test material.

The final Clinical Study Report (“CSR”) evaluated safety and efficacy of topical application of the FS2 product cream against a non-active ingredient cream formulation during 12 continuous weeks of treatment. Potential subjects were examined by a U.S. Board Certified Dermatologist, who counted noninflammatory and inflammatory acne lesions, including open and closed comedones, papules, pustules, and nodular cysts. Using the acne counts and the Global Acne Assessment Scale, the Board Certified Dermatologist assigned a numerical grade to each subject. Only subjects with a global acne grade of: <=:: 2 and no more than 3 inflammatory lesions qualified for the trial. Statistical analysis was performed on the Atrophic Acne Scar Grading and Irritation Grading data collected from the Board Certified Dermatologist, and the Self-assessment Questionnaires completed by the subjects that qualified for the trial, by comparing the baseline values to each subsequent evaluation interval. Statistical analysis of the trial results demonstrated FS2 for facial use was well tolerated with no serious adverse effects, as well as positive clinical response in respect to facial atrophic acne scars. Based on the trial’s robust data, we are now in the process of conducting further marketing and research studies on the use of FS2 to reduce the appearance of facial atrophic acne scars.

Wrinkles & Rhytids: During the completion of the double-blind pilot clinical trial on the use of FS2 to reduce the appearance of facial atrophic acne scars, we saw collateral support for the use of FS2 to reduce the appearance of wrinkles and rhytids. We believe preclinical data, support from the atrophic acne pilot clinical trial, and the successful 2018 HC-approved Phase 1 clinical trial in 40 patients are sufficient to support conducting further marketing and research studies for the use of topical FS2 on wrinkles and rhytids.

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Preclinical

In 2021, we completed ex vivo, in vitro, and in vivo studies focused on organ fibrosis. Initial data showed that FS2 exposure continues to support broad antifibrotic effect on skin, lung, liver, and kidney, as evidenced by changes in antifibrotic gene expression.

An ex vivo study that used isolated tissue slices from mice that had undergone chemical induction of liver demonstrated that FS2 decreased alpha-smooth muscle actin (a well-published marker of liver fibrosis and fibrotic progression) (see “Expression of alpha smooth muscle actin in living donor liver transplant recipients” in the World Journal of Gastroenterology on June 14, 2014). In kidney tissue, FS2 decreased several fibrotic genes including collagen type 1 alpha 1 (Col1A1), connective tissue growth factor (CTGF), and platelet derived growth factor receptor beta (PDGFRb). These results continue to support our interest in therapeutics to treat organ fibrosis.

Our mouse pharmacokinetic study demonstrated that FS2 has good oral absorption and bioavailability. These data were favorable in support of a potential oral tablet or pill for systemic dosing. This study also included collagen gene expression in healthy lung tissue and showed that FS2 was decreasing collagen expression. This data provided important in vivo results that build on earlier cellular data from the Ghahary Lab (UBC). Based on these results, we initiated a third study to test FS2 in a mouse acute pulmonary fibrosis model. Upon completion, the study showed that FS2 was downregulating the collagen 1 gene in lung tissue, suggesting that FS2 was engaging fibrotic repair mechanisms. These results were also in line with our clinical experiences in skin, which indicate that FS2 is most effective over a longer period.

Manufacturing

Drug and Cell Procurement

Chemical drug manufacturing (and final drug product manufacture) generally must follow Current Good Manufacturing Practices (“cGMP”). In Canada, the U.S. and other countries most cosmetic/cosmeceutical manufacturing is excepted from cGMP. Canada encourages compliance with a lighter cGMP standard for cosmetics. We have engaged contract chemical and formulation manufacturers (Pharmaaffiliates and ProLab) to provide FS2 for our clinical trials and have identified other potential suppliers to minimize development overhead. Drug product formulation (compounding) is contracted out under cGMP. Cell therapy focused companies proficient in culturing large scale batches of allogeneic cells, cells that are derived from one human and transplanted onto (or into) another human, (under cGMP) will be contracted for procurement of cell lines for those immunomodulatory clinical development programs that require such cells. These companies can generate specific cell lines to meet our development needs.

Competition

Our industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. We face competition and potential competition from a number of sources, including pharmaceutical and biotechnology companies that are conducting research and development on therapeutics for similar indications, drug delivery companies and academic and research institutions. The competition in the fields in which we operate is focused primarily on fibrosis and autoimmune disease. There are limited product candidates currently in production and currently no direct competition for products, like FS2, that target the production and breakdown of ECM protein. Pirfenidone, a product by Roche, received FDA approval as a treatment of idiopathic pulmonary fibrosis in 2014 and is approved as an ointment to treat skin scars in Mexico. Similarly, nintedanib, a small molecule tyrosine kinase inhibitor developed by Boehringer Ingelheim Pharmaceuticals, Inc. that acts through inhibition of growth factors to treat idiopathic pulmonary fibrosis, received FDA approval in 2014. Doctors also prescribe pressure garments for patients to wear for 23 hours a day for extended periods of time as treatment options to mitigate the effects of scarring, and silicone-based creams and persinian oil have been used as a cosmetic method to treat the appearance of scars. Additional topical products marketed/advertised for anti-scar or as anti-scar cosmetics/cosmeceuticals include, but are not limited to, jojoba oil, vitamin E, Bio-Oil® Skincare Oil, (Natural), Mederma® Advanced Scar Gel, and Epicyn™. We believe, however, that the strength of FS2 compared to products currently under development is that it is a small molecule treatment that allows for multiple routes of administration, which potentially include topical administration in a cream or a slow-releasing dressing or suture, implantation and slow release of a wound-filling agent or gel along with oral or aerosolized formulations for systemic indications.

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In the case of autoimmune disease, while there are currently effective treatments to retard the progression and symptoms of several notable diseases (e.g., rheumatoid arthritis and psoriasis), current treatments for these diseases typically fall into three categories: (i) symptom relief; (ii) substance replacement (i.e., insulin injection, thyroid hormone replacement); and (iii) immune system suppression. There have been promising developments and programs such as Tzield, the FDA-approved anti-CD3-directed antibody developed by Provention Bio, Inc. that delayed median onset of Stage 3 T1D by 25 months, and Vertex Pharmaceuticals’ VX-880, a pancreatic islet cell replacement therapy in early clinical development which has achieved glucose-responsive insulin production in two subjects; however, neither Tzield or VX-880, if approved by the FDA, would be considered a cure for T1D. Tzield, for one, delays onset, and VX-880, if it completes clinical trials and receives FDA approval, would be considered a “functional cure,” as patients will need to continually take immunosuppressants to prevent the body’s immune system from rejecting the new beta cells, in much the same way that organ transplant patients do.

In the case of AA, the FDA approved Eli Lilly’s Olumiant (baricitinib), a Janus kinase (JAK) inhibitor, for the treatment of AA. Olumiant, however, is not a cure for AA and comes with serious potential side effects, that include, as per Lilly’s boxed warning, serious infections, mortality, malignancy, major adverse cardiovascular events, and thrombosis. Additionally, most common side effects include: upper respiratory tract infections, headache, acne, high cholesterol (hyperlipidemia), increase of the enzyme creatinine phosphokinase, urinary tract infection, liver enzyme elevations, inflammation of hair follicles (folliculitis), fatigue, lower respiratory tract infections, nausea, genital yeast infections (Candida infections), anemia, low number of certain types of white blood cells (neutropenia), abdominal pain, shingles (herpes zoster) and weight increase. Moreover, GlobalData Healthcare reported that as of 2019, the estimated annual cost of therapy for Janus kinase (JAK) inhibitors “will be approximately $50,000 . . . substantially more than the $1,400 annual price tag of immunosuppressant cyclosporine, which is one of the more expensive therapies for AA.”

The fact is that there are no cures for T1D and AA, the autoimmune diseases that we believe our AI-001 therapeutic may help to address. We believe AI-001 promises to eliminate the need for all life-long treatments of T1D and AA by potentially reversing and preventing their progression with a protocol administered for a short term.

Intellectual Property

The product candidates, manufacturing methods, delivery systems, and patient treatment protocols the Company is developing, as well as the associated knowledge we have derived, are key to our future success. Protecting, developing, and commercializing these assets is of paramount importance to us.

UBC has granted the Company an exclusive worldwide license to develop FS1, FS2 and related compounds to diagnose, cure, mitigate, treat, or prevent keloids, hypertrophic scars, and other fibroproliferative disorders in humans (the “Fibroproliferative Therapy Field of Use”). UBC has granted the Company an exclusive worldwide license to develop AI-001 to diagnose, cure, mitigate, treat, or prevent autoimmune disorders and disease in humans, or to treat transplanted tissue rejection in humans.

Under the terms of the license agreement, UBC owns the rights to all licensed patents and applications, and the Company is responsible for the prosecution and maintenance of the patents. The Company has obligations to notify UBC and obtain its approval before taking certain actions in relation to management of the patents. See “UBC License Agreement” below.

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, for some aspects of our proprietary technology, trade secret protection may be more appropriate than patent protection. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technologies, such as our manufacturing processes, via, among other things, confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, and commercial partners. We also seek to preserve the confidentiality of our trade secrets and know-how by implementing and maintaining security of our premises and information and limiting access to our trade secrets and know-how.

Our policy is to seek, maintain and enforce intellectual property rights for inventions, whether developed internally or in-licensed, and to protect technologies and improvements and trade secrets that may be important to the business. Under the terms of the license agreement with UBC, we have the right to pursue litigation against infringers of the technology licensed by UBC, subject to notifying UBC and obtaining UBC’s prior consent before naming UBC as a party in such litigation.

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UBC Patents

The table below sets forth the granted and pending patents that we have obtained in UBC’s name for our licensed technologies under the following patent applications:

● International patent application PCT/CA2014/000484, filed on June 4, 2014, describing the methods and uses of FS1 and related metabolites (including FS2) as antifibrotic compounds including (1) topical (cosmetic/OTC) use for hypertrophic scars and keloidal scars, (2) topical use for Rx treatment to prevent the formation of burn scars and breakdown existing burn scars, and (3) systemic use as Rx treatment of organ fibrosis (e.g., lung, kidney, liver).

● The U.S. International patent application PCT/CA2015/000506, filed on September 25, 2015, describing combinations of FS1 or related metabolites (including FS2) and APCs as an immune modulator, for treatment of T1D or AA.

INTELLECTUAL PROPERTY

Anti-fibrosis Monotherapy

"Anti-fibrogenic compounds, methods and use thereof"
PCT/CA2014/000484

County	Status	Expiration
AUSTRALIA	Granted	4 June 2034
BRUNEI	Granted	4 June 2034
BRAZIL	Granted	4 June 2034
CANADA	Granted	4 June 2034
EUROPE (EPO)	Granted	4 June 2034
JAPAN	Granted	4 June 2034
KOREA	Granted	4 June 2034
NEW ZEALAND	Granted	4 June 2034
PHILIPPINES	Granted	4 June 2034
RUSSIA	Granted	4 June 2034
SINGAPORE	Granted	4 June 2034
SOUTH AFRICA	Granted	4 June 2034
UNITED STATES	Granted	4 June 2034

APCs + FS for immunomodulation

"A combination of kynurenine and antigen presenting cells (APC) as therapeutics and methods for their modulation"
PCT/CA2015/000506

Country	Status	Expiration
AUSTRALIA	Granted	25 September 2035
CANADA	Granted	25 September 2035
EUROPE (EPO)	Granted	25 September 2035
HONG KONG	Granted	25 September 2035
JAPAN	Granted	25 September 2035
MEXICO	Granted	25 September 2035
RUSSIA	Granted	25 September 2035
UNITED STATES	Granted	25 September 2035

BirchBioMed Additional Filings

We have filed the following patent applications in our own name:

● International patent application PCT/CA2022/050722, filed on May 9, 2022, describing the methods and uses of FS1, FS2 and related small molecule compounds to reduce the appearance of post-acne atrophic scarring.

● International patent application PCT/CA23/051220, filed on September 14, 2023, describing the methods and uses of FS1, FS2 and related small molecule compounds to reduce the appearance of rhytids and wrinkles.

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Both of these international (PCT) applications have entered the “National Phase.” This is when we select the countries in which we wish to pursue patent protection. We selected Australia, Brazil, Canada, China, Europe, Japan, Mexico, the United States, South Korea, Hong Kong (China), and Hong Kong (Europe) for entering the National Phase by each of the international patent application’s respective deadline.

There is no guarantee that we will be granted patents from these applications, or that if granted, that third parties will not initiate legal proceedings against us to enforce a patent covering the uses and methods or claiming that any patent granted to us is invalid and/or unenforceable, or that UBC will not claim such uses and methods are subject to the UBC License Agreement. We are subject to the intellectual property and patent risks discussed in the section entitled “Risk Factors”.

To date, patents under international patent application PCT/CA23/051220 have been granted in Japan (Patent No. 515572).

UBC License Agreement

On June 10, 2015, we entered into a license agreement with UBC. Under this license agreement, we have an exclusive, worldwide, sublicensable, and royalty-bearing license under certain UBC patent rights to use, manufacture, have made, distribute, and sell certain products related to fibroproliferative therapy and immunomodulatory therapy. Under the terms of the license, we are prohibited from cross-licensing or sublicensing the patents without prior written consent from UBC.

UBC owns all rights, title, and interest in and to the technology under the UBC License Agreement and any improvements thereto. We are obligated to use reasonable efforts to develop and obtain regulatory approvals to market each licensed product and to maximize net sales after receipt of such approvals, as well as to achieve certain specified development, regulatory, and commercial milestones. Such milestones include, but are not limited to: (a) completion of a seed capital financing round of at least $1,000,000 by June 10, 2016, which was amended and achieved (see below); (b) commence, using reasonable efforts, a Phase 2 clinical trial of a fibroproliferative therapy product by June 10, 2018, which was accomplished when we received authorization from HC on November 10, 2017 to begin our Phase 2 clinical trial (since amended to a Phase 2b/ Phase 3 clinical trial) to “reduce scarring-severity and improve clinical appearance/cosmetic-outcome of healed skin grafts and corresponding donor sites.”; and (c) commence, using reasonable efforts, a Phase 1 clinical trial of a immunomodulatory therapy product by June 10, 2019, which we accomplished as per the terms of our “Second Amended and Restated License Agreement” (see below). Over the full duration of the UBC License Agreement, the University could receive up to $220 million in milestone payments based on clinical development and sales performance, as well as royalties based on future sales.

The license agreement has been amended once and amended and restated twice as follows:

1)	The first amendment, effective as of May 20, 2016, deleted the language in Article 13.4 (a), which called for us to complete $1,000,000 “in seed capital financing within 12 months of the Start Date” and substituted it with a requirement that we complete $900,000 “in seed capital within 12 months of the Start Date”. The Start Date is June 10, 2015.

2)	On June 24, 2019, we signed an “Amended and Restated License Agreement” that deleted the original Article 3.2 excluding us from having the right to use the technology in Canada for a “Natural Health Product”; in so doing, the license granted all Canadian rights to us. This was in addition to the worldwide license for use of the technology that was already granted under the original license agreement. The Amended and Restated License Agreement also deleted the original Article 13.4 (b), which required us to “retain Dr. Aziz Ghahary for at least 12 months to assist in the scientific and technical development of the Technology” (as defined therein). The Amended and Restated License Agreement also modified Article 8.0 to (a) require no annual license fee until year 5 of the anniversary start date, and (b) thereafter provide payment of the annual license fee of $49,375 in quarterly installments until (c) year 7 of the anniversary start date, at which time full payment of $79,000 will be made annually.

3)	On September 10, 2020, we signed a “Second Amended and Restated License Agreement” modifying Article 20.1 to include language that stopped automatic and immediate termination of the license by allowing us to contest and remedy within 60 days “any proceeding under the Bankruptcy and Insolvency Act of Canada, or any other statute of similar purpose . . . .” The “Second Amended and Restated License Agreement” also modified Article 13.4 (c) to extend the deadline for using “reasonable efforts to commence a Phase 1 Clinical Trial of a Immunomodulatory Therapy Product in any indication” from “within 4 years of the Start Date” to “within 8 years of the Start Date” and added that reasonable efforts under Article 13.4(c) “shall include spending a minimum of $300,000 … each year, starting in year 6, that is specific to the development of an Immunomodulatory Therapy Product. This performance requirement will be deemed to have been met if achieved by the Licensee or any sublicensee.” We have met this requirement by selecting Dr. Joseph Gergis, M.D. as Principal Investigator to conduct our Phase 1b/ Phase 2a clinical trial of an Immunomodulatory Therapy Product and engaging a leading regulatory company (Nutrasource of Guelph, ON; https://www.nutrasource.ca/) to assist in completing our trial protocol and to seek authorization from HC to begin patient enrolment for a Phase 1b/ Phase 2a trial of FS2 in combination with a one-time cell injection for the treatment of mature alopecia areata.

Running Royalty Rates under the UBC License Agreement

For fibroproliferative therapy products that are non-topical, the royalty rate is tiered by annual aggregate Revenue and ranges from approximately 3.41% to 5.36%, depending on the sales tier achieved. For topical fibroproliferative therapy products, the royalty rate is tiered and ranges from approximately 7.80% to 12.19%, depending on the sales tier achieved. For immunomodulatory therapy products, the royalty rate is tiered and ranges from 2.50% to 4.50%, depending on the sales tier achieved.

With respect to each licensed product that we develop, we are obligated to make development and regulatory milestone payments upon the achievement of specified events:

●	For fibroproliferative therapy products, milestone totals range from $10,871,250 (FDA only, first indication) to $16,233,750 (FDA and EMEA, first indication), with alternative milestone totals of $780,000 (FDA only) or $1,267,500 (FDA and EMEA) if the product proceeds through the drug–device combination filing pathway. For one additional indication, milestone totals range from $7,020,000 (FDA only) to $11,212,500 (FDA and EMEA).
●	For immunomodulatory therapy products, milestone totals equal $5,700,000 (FDA only, first indication) or $8,950,000 (FDA and EMEA), and each additional indication results in milestone totals of $2,650,000 (FDA only) or $4,300,000 (FDA and EMEA).
●	In addition, commercial sales milestones consist of one time sales threshold royalties equal to 1.95% (fibroproliferative) or 2.0% (immunomodulatory) of annual aggregate revenue upon the first achievement of $500 million, $1.0 billion, and $3.0 billion in a calendar year. Each milestone obligation is one time and non refundable when due, and all milestone amounts are denominated in U.S. dollars.

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It should be noted that products licensed under the UBC License Agreement are no longer early-stage assets: FS2 topical cream has been granted regulatory approval by HC’s NNHPD as an NHP (no prescription required) for distribution in Canada as a treatment for scars, including mature keloids; received HC authorization for a Phase 2b/ Phase 3 burn related scar prevention trial; FDA ODD for idiopathic pulmonary fibrosis; completed a 75 patient double-blind randomized controlled clinical study demonstrating statistically significant results in improving the appearance of keloidal scars in 25 participants, compared against 25 participants receiving moisturizing cream alone and 25 subjects receiving Mederma® Advanced Scar Gel; completed a 40-person HC approved Phase 1 safety study demonstrating that acute and chronic (daily) topical application of FS2, as investigated in the study, are both well-tolerated and exhibited no serious adverse effects at the maximum feasible dose (0.5%); and as noted elsewhere, has completed numerous studies.

The license agreement will continue until the later of June 10, 2035 or two years after the expiry of the last patent licensed under the license agreement unless earlier terminated. Either party may terminate the license agreement due to a breach which is not remedied within a certain time. UBC may terminate the license agreement, upon providing notice, in the event: (a) we become insolvent; (b) fail to pay amounts required by court order within 30 days of such order; (c) breach applicable securities laws or regulations; (d) take steps to windup or otherwise terminate the business; (e) the technology or any improvement become subject to any security interest, lien charge, or encumbrance in favor of a third party when such encumbrance is registered against us; or (f) if any sublicensee is in breach of a sublicense and we fail to cause the sublicensee to cure such breach within the required time period.

Under the terms of the UBC License Agreement, as amended, we are required to make certain payments, including: (a) an annual license fee; (b) milestone payments upon achievement of certain development and regulatory milestone events for each fibroproliferative therapy product and immunomodulatory therapy product; (c) quarterly royalty payments on all revenue received for the sale or commercialization of licensed products; (d) a one-time royalty upon certain commercial milestone achievements; (e) a percentage of all sublicensing revenue pursuant to all sublicensing agreements we may enter into related to the license; and (f) a one-time payment in the event we are a party to certain transactions (including a firm commitment underwritten initial public offering or a change in control).

The annual license fee required by the UBC License Agreement was $49,375 for years 4 – 6 of the agreement, and $79,000 for years 7 to the end of term of the agreement. Cumulative payments under this agreement aggregated $398,028 at March 31, 2026 and December 31, 2025, respectively.

Royalty and milestone payments are based on achieving certain development and other approval milestones and revenue thresholds which are set forth in the UBC License Agreement. To date we have not met any milestone or royalty thresholds and have made no milestone or royalty payments under the UBC License Agreement. The only milestone in the next twelve months that is expected to trigger payment under the UBC License Agreement is the enrollment of the first patient in a Phase 1b/ Phase 2a clinical trial for an Immunomodulatory Therapy Product, as defined in the UBC License Agreement, which requires a $50,000 payment. The Company does not expect to meet any thresholds that would require a quarterly or one-time royalty payment in the next twelve months.

In the event that we enter into sublicenses approved by UBC, we will be required to pay UBC a percentage of all sublicensing revenue, which includes all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee under each agreement relating to sublicense of our rights in the technology and any improvements, and/or any products whether by way of sublicense (including under a development agreement or otherwise), covered by the UBC License Agreement. Any sublicenses related to fibroproliferative therapy will require a percentage of sublicensing revenue equal to 63.375% if executed before the start of a Phase 2 clinical trial, 39% if executed after the start of a Phase 2 clinical trial, or 29.25% if executed after the start of a Phase 3 clinical trial. Any sublicenses related to immunomodulatory therapy will require a percentage of sublicensing revenue equal to 65% if executed before a Phase 1 clinical trial is completed, 35% if executed after the Phase 1 clinical trial final data analysis is completed, or 25% if executed after a Phase 2 clinical trial final data analysis is completed. To date we have not entered into any sublicenses under the UBC License Agreement.

Under the terms of the UBC License Agreement, as amended, we are required to pay an exit fee to UBC equal to 7.9% of the aggregate consideration payable in connection with a liquidation event or the pre-money valuation for an initial public offering. To date we have not experienced a liquidation event or initial public offering. We do not expect to experience a liquidation event, as defined in the UBC License Agreement, before the completion of the Direct Listing, that would qualify as an initial public offering.

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Government Regulation

Regulatory bodies around the world have established frameworks to ensure that therapeutics (i.e., drugs and biologics) are both safe and effective. These frameworks are always evolving. Our topical, monotherapy, and autoimmune platforms can be affected by several levels of legislation, depending upon which user market is captured (e.g., cosmetic formulation, NHP, or conventional drug) and the drug delivery mechanism. In addition to continuing our HC Phase 2b/ Phase 3 randomized controlled clinical trial for the use of FS2 for scar prevention and treatment in burn victims requiring skin grafts, our initial focus is on obtaining regulatory approval from HC to initiate Phase 1b/ Phase 2a clinical trials for the use of FS2 for organ fibrosis (starting with IPF) and the use of AI-001 for T1D and AA. We continue to evaluate pathways for the clinical development of our product candidates for these indications in other jurisdictions including the U.S. and may pursue regulatory approval for clinical studies in these jurisdictions in parallel or after completion of HC clinical trials, once approved.

In our topical product candidate platform, we have been developing FS2 for topical use to prevent scars and breakdown existing scars, including hypertrophic scars and keloidal scars. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids.

We are also in the process of conducting market studies to support commercialization of FS2 for topical use on atrophic scars (namely acne atrophic scarring). In our autoimmune product candidate platform, we are in the process of advancing AI-001 combination therapy, based on the use of FS2 in combination with cell injection, to a clinical Phase 1b/ Phase 2a trial for T1D and subsequently AA. In our organ fibrosis monotherapy product candidate platform, we are in the process of advancing systemic use of FS2 to a clinical Phase 1b/ Phase 2a trial for organ fibrosis (in the lungs, kidneys and liver) beginning with idiopathic pulmonary fibrosis.

Idiopathic pulmonary fibrosis (IPF), a rare and serious chronic lung disease, results in scarring (fibrosis) of the lungs for an unknown reason. It is characterized by the thickening and stiffening of lung tissue surrounding the air sacs, or alveoli, in the lungs. Over time, these changes can cause permanent scarring in the lungs, making it progressively more difficult to breathe. There is currently no cure for IPF, which affects between 3 million to 5 million people worldwide.

In Q3 of 2025, we initiated consultations with HC regarding a proposed Phase 1b/ Phase 2a clinical trial protocol for the treatment of IPF and participated in a pre-Clinical Trial Application meeting with HC to review the proposed protocol in Q4 of 2025. We expect to begin a Phase 1b/ 2a clinical trial in Q4 of 2026, subject to finalization of the trial protocol, submittal of a CTA, and approval by HC.

In November of 2025, the U.S. Food and Drug Administration granted us ODD to use FS2 for the investigational treatment of IPF. The FDA’s ODD program is designed to incentivize and facilitate the development of investigational drugs/compounds intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders such as IPF, that affect fewer than 200,000 people in the U.S.

ODD provides benefits that may include eligibility for seven (7) years of market exclusivity upon approval, tax credits for qualified clinical testing, and exemption from certain FDA user fees. The ODD framework also allows for written FDA recommendations regarding investigations of orphan drugs. However, ODD does not shorten clinical development timelines or the FDA’s regulatory review period, nor does it guarantee approval of FS2. Likewise, although certain of our other product candidates may become eligible for ODD or Fast Track designation — and, in the case of Fast Track, more frequent interaction with the FDA and rolling review of an application — these designations do not, by themselves, shorten the FDA’s review goal date or assure approval. These programs may nonetheless provide us with additional useful resources and regulatory support as we advance our clinical products and seek effective therapeutics to combat some of the world’s most debilitating – and often life-threatening – diseases.

Canada - HC Approval Process

Regulation of drugs in Canada aligns closely with that in the United States, discussed below. All drugs are regulated in Canada under the Food and Drugs Act (Canada) and regulations thereunder, which are enforced by HC. The legislation governs all aspects of the clinical evaluation, manufacture, sale, and marketing of drugs.

Canada Prescription Drug Regulations

As in the United States, all prescription drugs (including biologics) must be manufactured in compliance with cGMP, and manufacturing sites must obtain establishment licenses issued by HC. In Canada, clinical trials for investigational drugs are subject to prior approval by HC. Every sponsor of a clinical trial must ensure that the trial is conducted in accordance with Good Clinical Practice (“GCP”) and in accordance with applicable law. Before a drug meeting the definition of a “new drug” under the Food and Drugs Act is approved for marketing in Canada, an applicant must file a new drug submission which includes a comprehensive common technical document. The definition of a “new drug” includes a drug that contains or consists of a substance, whether as an active or inactive ingredient, carrier, coating, excipient, menstruum or other component, that has not been sold as a drug in Canada for sufficient time and in sufficient quantity to establish in Canada the safety and effectiveness of that substance for use as a drug.

The principal steps required for prescription drug approval in Canada are as follows:

Preclinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the drug candidate prior to its administration to humans in clinical studies and throughout development. Such studies are conducted in accordance with applicable laws and Good Laboratory Practice (“GLP”).

Initiation of Human Testing

In Canada, the process of conducting human clinical trials with a new drug cannot begin until a CTA has been submitted, and the required number of days has lapsed without objection from HC. Similar regulations apply in Canada to a CTA as to an IND in the United States discussed below. If the CTA is deemed by HC to be acceptable, a No Objection Letter is issued. A Not Satisfactory Notice will be issued by HC if significant deficiencies are identified or if timely responses to information requested have not been received.

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Clinical Trials

Similar regulations apply in Canada regarding clinical trials as in the U.S. In Canada, Research Ethics Boards, or REBs, instead of IRBs, are used to review and approve clinical trial plans. Clinical trials involve the administration of an investigational new drug to human subjects under the supervision of qualified investigators, in most cases a physician, in accordance with current GCP requirements, which include review and approval by REBs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Similar to in the U.S., human clinical trials for new drugs are typically conducted in three sequential phases, Phase 1, Phase 2 and Phase 3.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into Canada are also subject to regulation by HC relating to their labeling and distribution. Progress reports detailing the results of the clinical trials must be submitted at least annually to HC and the applicable REBs, and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, in Canada, HC or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an REB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the REB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, potential trial subjects and the continuing validity and scientific merit of the clinical trial. A sponsor may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

New Drug Submission

Upon successful completion of Phase 3 clinical trials in Canada, the company sponsoring a new drug then assembles all the preclinical and clinical data and other testing relating to the product’s pharmacology, chemistry, manufacture, and controls, and submits it to HC as part of a New Drug Submission, or NDS. The NDS is then reviewed by HC for approval to market the drug.

As part of the approval process, HC will inspect the facility or the facilities at which the drug is manufactured. HC will not approve the product unless compliance with cGMP is satisfactory and the NDS contains data that provide substantial evidence that the drug is safe and effective in the indication studied. In addition, before approving an NDS, HC will typically inspect one or more clinical sites to assure compliance with GCP.

Even if HC approves a product candidate, it may limit the approved indications for use of the product candidate, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms.

Canada Natural Health Products Regulations

Over-the-counter health products that claim to be natural exist worldwide. In Canada such products are regulated as NHPs under the Canadian Food & Drug Act and regulated by HC’s NNHPD under the Natural Health Products Regulations. In all other regions, NHPs are essentially regulated as either foods, vitamins, or cosmetics. NHPs and OTCs in Canada are allowed to carry health claims and can be sold over the counter and do not require a prescription. The claims, however, must either be backed by sound, scientific evidence or be derived from traditional and historical sources.

The NNHPD is generally responsible for all new product applications and clinical trials as they pertain to NHPs and OTCs. New product applications for HC approval under the NHP pathway require human data demonstrating safety and efficacy. If deemed acceptable and approved, the NNHPD issues a unique eight-digit Natural Product Number (“NPN”) identifier, which must be displayed on the Principal Display Panel of the finished product label. Separate from this, NHPs must be manufactured, packaged, labelled, and imported according to NHP cGMP. HC approval as either an NHP or OTC drug would allow for label claims on-packaging around scar prevention and treatment and sale over the counter without a prescription. Monographs have been developed by HC for many NHPs and some non-prescription drugs. If an applicant wants to market a product that follows a monograph exactly, the process to obtain approval will be faster because HC has already pre-cleared the information. The NNHPD product licensing system allows applicants to reference monographs for certain non-prescription drugs to support the safety and efficacy of these products. The approval process for an NHP is markedly faster than that of other drugs and can afford a faster track to market.

Our short-term goal is to out-license or sell our NHP/Cosmetics Platform and the use of FS2 as a topical cream for the treatment of hypertrophic scars and keloid scars, facial atrophic (i.e., “pitted”) acne scars, and wrinkles and rhytids and to monetize this platform through licensing or sale, subject to UBC approval. To that end we finalized the clinical development of our NHP/Cosmetics Platform and submitted a Product License Application dossier with HC, including the corresponding evidence package to address safety and efficacy. In January 2026, HC’s NNHPD granted regulatory approval of our FS2 topical cream as an NHP and issued Natural Product Number NPN 80147114, authorizing its distribution in Canada as a non-prescription product for the treatment of scars, including mature keloids. Prior to that authorization, we also applied for and received HC approval for the addition of FS2 to the NHP Ingredients Database as a medicinal ingredient. All NHP ingredients, whether medicinal or non-medicinal, must be listed in this database in order to be referenced in a Product License Application form – the paperwork required to obtain NHP approval. We believe the use of FS2 as a topical monotherapy for these indications may be approved in the U.S., and in other countries as an NHP, OTC, or cosmetic product, depending on the jurisdiction, which means they could be purchased by the public without a prescription.

United States - FDA Approval Process

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications, or NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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Since taking office in January 2025, President Trump and his cabinet have expressed an intention of and undertaken efforts to reduce the size and spending of the U.S. federal government. As part of this initiative, President Trump established the DOGE, which is tasked with reducing government spending and increasing efficiency of the U.S. federal government and its component agencies. Since its establishment, DOGE has taken action aimed at reducing the workforce of the U.S. federal government and eliminating other expenditures, such as facility leases, used by the U.S. federal government and its component agencies. While these and other actions taken by the Trump Administration could be viewed as a part of a larger goal of deregulation, a consequence of these developments and other actions taken by DOGE or the Trump Administration generally could be reduced resources, employees and contractors at the FDA and other U.S. federal agencies through which regulatory approvals will be required for us and our product candidates and programs. For example, less staff and resources at the FDA could result in the approval process for clinical trials or product candidates having a longer duration or being more costly to expedite.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

●	Completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;
●	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;
●	Approval by an IRB, at each clinical site before each trial may be initiated;
●	Performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug product for each indication;
●	Submission to the FDA of an NDA;
●	Satisfactory completion of an FDA advisory committee review, if applicable;
●	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP, requirements and to assure that the facilities, methods, and controls are adequate to preserve the drug’s identity, strength, quality, and purity;
●	Satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;
●	Payment of user fees and securing FDA approval of the NDA; and
●	Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”), and the potential requirement to conduct post-approval.

Similar requirements must be upheld in both Canada and the European Union.

Depending on regulatory discretion, the FDA may grant orphan drug status for early adopter markets addressing niche patient populations with burn wound hypertrophic scars and keloids. In order for us to obtain orphan drug status on our other product candidates (in addition to the designation we received in November for idiopathic pulmonary fibrosis), we would need to file applications with the FDA. We are currently reviewing whether an application for any of our other product candidates would be appropriate. We also anticipate that some of our product candidates for the treatment and/prevention of internal scarring diseases will require regulatory approval of FS2 (or an analogue).

In the United States, the FDA – while responsible for regulating cosmetics – does not approve them. Although the agency has legal regulatory authority to act in the event safety issues arise, it does not subject cosmetics to premarket approval — that is, a review of safety, quality, and effectiveness by FDA experts and before a product can be sold to consumers. The same holds true for FDA approval of compounded drugs — a practice in which a pharmacist or a doctor combines ingredients to create medications that meet the needs of individual patients. Cosmetics are subject to labeling requirements of the FDCA, the Fair Packaging and Labeling (FP&L) Act, and the regulations published by the FDA under the Authority of these two laws. In general, the FDA labeling requirements focus on misbranding, whether labeling is false or misleading; ensuring correct information; providing correct detail (name, address) about the manufacturer, packer, or distributor; packaging; inclusion of all material facts; and language that is understandable to the consumer, etc.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.

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Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

●	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.
●	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
●	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2, and Phase 3 trials may not be completed successfully within any specified period, or at all.

The FDA may place a clinical hold or order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. The IRB oversees the ethical and medical implications of patient rights, health, and safety at each clinical trial investigation site. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, such as adhering to the study protocol, or may impose other conditions to allow a clinical trial to continue. Information about certain clinical trials must be submitted within specific timeframes to the NIH, for public dissemination on their www.clinicaltrials.gov website.

Section 505(b)(1) NDAs

NDAs are submitted under Section 505(b)(1) of the FDCA when a sponsor relies on its own data or data to which the sponsor has a right of reference. Typically, Section 505(b)(1) NDAs are submitted for new molecular entities, but they can be submitted for other new drug products as well. Section 505(b)(1) NDAs contain full reports of investigations of safety and effectiveness.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to determine the metabolism and pharmacological actions of the drug in humans, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study, dosage tolerance, and optimum dosage, and to identify short-term side effects and risks associated with the drug. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases the FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency, robust data, and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with a potentially serious outcome, and confirmation of the result in a second trial would be practically or ethically impossible.

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Section 505(b)(2) NDAs

Section 505(b)(2) of the FDCA authorizes NDAs that contain full reports of investigations of safety and effectiveness but enables the applicant to rely, in part, on studies not conducted by the applicant but on the FDA’s prior findings of safety and effectiveness in approving a similar product or published literature in support of its application. This can include data concerning the pharmacology and safety of an endogenous chemical entity (e.g., a molecule such as FS2). A Section 505(b)(2) NDA is one that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on FDA’s previous approval and findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. A Section 505(b)(2) applicant can also reference specific published literature necessary to the approval of the application, even if the applicant does not have a right of reference. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an applicant for an abbreviated new drug application (“ANDA”) would, as described below in the section entitled “Orange Book Listing”. Thus approval of a Section 505(b)(2) NDA can be delayed until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification that the listed patent is invalid or not infringed and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit, or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. This is the case even if the application also includes clinical investigations supporting approval of the application.

Both Section 505(b)(1) NDAs and Section 505(b)(2) NDAs

After completion of the required formulation development and preclinical and clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before any marketing of the product. The NDA must include the results of all preclinical, clinical, and other testing as well as a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2.3 million, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $114,450 per product and $585,200 per establishment. These fees are typically increased annually. The application fee can be waived in limited circumstances, including if a drug is designated as an orphan drug or if the applicant is a small business (defined as the entity and any affiliates having less than 500 employees) submitting its first NDA.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Most such applications for standard review drug products should be reviewed within ten to twelve months; most applications for priority review drugs should be reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

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The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an expert advisory committee for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or facilities at which the drug is manufactured. The FDA will not approve the product unless the manufacturing facilities’ compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the information submitted in the NDA and the cGMP operations of the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter is issued to communicate that an NDA will not be approved in its present form and generally outlines the deficiencies in the submission. The complete response letter may require substantial additional testing, or information, for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. If the FDA is not satisfied with the information, the FDA can issue a non-approval letter or a second complete response letter.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”), which are the most extensive elements of a REMS program. ETASU can include, but is not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data like that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Fast Track Designation and Accelerated Approval

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Determining whether a need is serious is a judgment determination but is generally based on whether the drug will have an impact on survival, day-to-day functioning, or the likelihood that the condition, if untreated, could worsen. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biological may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product, and the FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request.

Under the Fast Track program and the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that fills an unmet need, defined as providing a therapy where none exists or that may be better than existing therapies. A drug also may be approved if it demonstrates an advantage over existing therapy. The FDA may approve a fast track drug that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

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In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time to review an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug or biological product can be designated as a breakthrough therapy if it is intended, alone or in combination with one or more drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A sponsor may request that a drug or biological product be designated as a breakthrough therapy at any time during the clinical development of the product, and the FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to- consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. If at any time the FDA becomes aware of new information regarding the safety of an approved product, the FDA may issue an early public safety alert that makes initial recommendations in light of the new information until the FDA fully evaluates the information and makes final conclusions and recommendations. The FDA may also require manufacturers to change product labeling to address the new safety concerns.

In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must comply with cGMP guidelines in maintaining a quality system and enacting a continuous improvement process. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

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The Hatch-Waxman Amendments to the FDCA

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an ANDA, based on chemistry and bioequivalence data. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book including that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Patent Term Extension and Market Exclusivity

Under the Hatch-Waxman Amendments to the FDCA, a portion of a product’s U.S. patent term that was lost during clinical development and regulatory review by the FDA may be restored. The term of the patent may be extended from its original expiration date if the term of the patent is not expired, if the patent was not previously expired, if the patent extension is submitted within 60 days of the NDA, if the product, use, or method of manufacturing has been subject to a regulatory review period before commercial marketing and the NDA is the first permitted commercial use of the product. The Hatch-Waxman Amendments also provide for statutory protection, known as non-patent exclusivity, against the FDA’s acceptance or approval of certain competitor applications.

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all the review phase (the time between NDA submission and approval), up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

To the extent we rely on foreign (non-U.S.) preclinical or clinical data, the FDA may decline to accept such data unless the studies were conducted in compliance with GCP and other applicable requirements and the agency can validate the data (e.g., through inspection), and the FDA may require additional studies before authorizing U.S. clinical trials, consistent with 21 C.F.R. § 312.120 and related FDA guidance.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

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Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity never previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, Section 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant ODD to drugs and provide certain incentives for the development of drugs intended to treat a rare disease or condition. In November of 2025, the U.S. Food and Drug Administration granted us ODD to use FS2 for the investigational treatment of IPF. A rare disease, generally, is a disease or condition that affects fewer than 200,000 individuals in the U.S. ODD must be requested before submitting an NDA. After the FDA grants ODD, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although legislation does not explicitly convey any advantage in, or shorten the duration of the regulatory review process, drug products with ODD historically receive enhanced coordination with the FDA, an accelerated review process, and combined safety/efficacy trials. Furthermore, a company with an ODD is entitled to receive tax credits, development grants, and application fee reductions. Of greatest significance, the first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA ODD is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. In addition, if a company seeks ODD for a drug for which the active moiety has already been approved for the orphan indication at issue, the FDA will not designate the same drug as an orphan drug unless the company articulates a plausible hypothesis of the clinical superiority of its drug to the approved drug. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss with registered bodies and authorities the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

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European Union Drug Review Approval

In the European Economic Area (“EEA”), which is comprised of the 27 Member States of the European Union plus Norway, Iceland, and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations: (1) the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, a body of the European Medicines Agency (“EMA”), and which is valid throughout the entire territory of the EEA; and (2) the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorizes marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, and autoimmune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific, or technical innovation or for products which are in the interest of public health in the EU. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State. If the Reference Member State proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA, or the competent authorities of the Member States of the EEA assess the risk-benefit balance of the product based on scientific criteria concerning its quality, safety, and efficacy.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement, including rates and terms, from third-party payors. Third-party payors include federal and state government programs, such as Medicare, Medicaid, and TRICARE, managed care providers, private health insurers, and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all the FDA-approved drugs for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Our antifibrosis platform is opportune to satisfy several aspects of the reimbursement process as it lends itself to a low-cost treatment for which there is currently no effective therapeutic option.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. By way of example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, contain provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Alternatively, in the event that third-party payors of prescription-based medications are unlikely to champion our modalities, then our development path can easily be shortened to target products within the NHP, cosmetic, and medical device markets that afford a lower cost in barrier to entry. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing.

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Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies, and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products in the United States, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including but not limited to: (1) 42 U.S.C. §§ 1320a-7, 7a, and 7b, which are commonly referred to as the “Federal Fraud Statutes”; (2) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Law”; (3) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (4) the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations adopted pursuant thereto at 45 C.F.R. Parts 160, 162, and 164 and any such other any other applicable federal privacy law or rule, including the American Recovery and Reinvestment Act of 2009, Public Law 111-5; 18 U.S.C. § 666, which is commonly referred to as the “Federal Bribery Statute”; (6) 42 U.S.C. §§ 1320a through 7b(b), which is commonly referred to as the “Anti-Kickback Statute”; and (7) any similar federal, state, or local statutes or regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to privacy regulation with respect to patient individually identifiable information and other data security regulations by both the federal government and the states in which we conduct our business. We also may have significant data privacy and cyber security requirements for any electronic information.

Facilities

We operate out of leased office facilities located in King City, Ontario which we believe are sufficient for our current needs. We do not currently intend to create our own research, development or manufacturing facilities but rather will enter into contracts with qualified organizations to conduct those functions on our behalf out of third-party facilities.

Legal Proceedings

We are not currently involved in any material legal proceedings. From time-to-time we are, and we anticipate that we will be, involved in legal proceedings, claims and litigation arising in the ordinary course of our business and otherwise. The ultimate costs to resolve any such matters could have a material adverse effect on our financial statements. We could be forced to incur material expenses with respect to these legal proceedings, and in the event there is an outcome in any that is adverse to us, our financial position and prospects could be harmed.

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MANAGEMENT

The following table sets forth certain information about our executive officers and directors as of July 1, 2026.

Name	Age	Position
Mark S. Miller	74	Chief Executive Officer and Chairman
Jon S. Verbeck	65	Chief Financial Officer
Carlos Camozzi, M.D., Ph.D.	73	Chief Medical Officer
Susan Elliott	69	Chief Operating Officer and Director
Teresa Bair	55	Director
Charles N. Ellis, M.D.	73	Director
Joseph Sardano	73	Director
James M. Jenkins	61	Director

Directors are elected at each annual meeting of our shareholders and hold office until their successors are elected or until their earlier resignation or removal. Officers are appointed by our board of directors and serve at the discretion of the board of directors, absent an employment or consulting agreement.

The following includes a brief biography for each of our directors and executive officers, with each director biography including information regarding the experiences, qualifications, attributes, or skills that caused our board of directors to determine that each member of our board of directors should serve as a director as of the date of this prospectus. There are no arrangements or understanding between any of our directors or officers and any other persons pursuant to which our directors and officers were selected as a director or officer.

Mark S. Miller is a co-founder and has served as our Chief Executive Office since February 20, 2015. Mr. Miller’s responsibilities as our CEO are to provide overall strategic direction, overseeing senior management and operations, and representing us with key stakeholders. Mr. Miller serves as our CEO on a full-time basis pursuant to a consulting agreement with The Carlisle Group, Inc. (the “Carlisle Group”), a full-service marketing and C-suite consulting company. See “Executive and Director Compensation” for more information. Mr. Miller has also served as our Chairman since February 2015. His responsibilities as our Chairman are to perform the work required in connection with overseeing the management of the company, and he will devote such amount of time as is necessary to perform such work. Mr. Miller has extensive corporate experience, has held executive management positions at, and served in a consultancy capacity with top Fortune 100 companies. Mr. Miller is the former President and Chief Executive Officer of ATS Biotech Inc. (from 2016 to 2017), an advanced, biomedical wound care (medical device) company specializing in the development and manufacture of medical devices that are currently being manufactured in the United States, none of which have any competitive standing relative to the Company’s products. He is also co-founder and Board Chairman of The Carlisle Group, and Board Chairman of Trivest Global Holdings Ltd. A former executive with Ford Motor Company, Mr. Miller was part of the Ford executive team assigned to the reorganization and rejuvenation of Jaguar Cars, where he served as Vice President of Corporate and Public Affairs. He also has held executive and management positions with Ford Aerospace, Piper Aircraft, and Pepsi-Cola of Central Virginia. A national, award-winning print and broadcast journalist, Mr. Miller has held editorial and/or senior management positions with The Washington Post, The Boston Globe, Hearst Newspapers, Gannett Newspapers, Public Radio (“WBJC”) and WJZ-TV. Twice nominated by his editors for the Pulitzer Prize, Mr. Miller is the recipient of The Paul Myhre Award (The University of Missouri’s highest award for journalistic excellence) and The New York State Bar Association Media Award. Mr. Miller was Director of Public and Governmental Affairs for the Maryland State College and University System and served as an adjunct Professor of Journalism at Towson University. In his capacity as a science/medical writer, Mr. Miller is the author of Bad Trips (Chelsea House Publishers, New York) and numerous articles published in The Johns Hopkins Alcohol Research Report, The Journal of The Johns Hopkins Center for Alternatives to Animal Testing, In Brief (journal of The Johns Hopkins School of Hygiene and Public Health), The Associated Press and Reuters. Mr. Miller is an honors graduate of The University of Virginia, a cum laude graduate of the University’s College of Arts & Sciences, and a graduate of Duke University’s Fuqua School of Business: Executive Strategic Marketing Program and The University of Michigan’s Rackham Graduate School: L.E.A.D executive leadership program. Our Board believes that Mr. Miller’s extensive knowledge and leadership experience with our company and his breadth of experience with and leadership in the biomedical field qualifies him to serve as a director and Chair of our Board.

Jon S. Verbeck, CPA, has served as our Chief Financial Officer since 2019. Mr. Verbeck is responsible for overseeing our financial strategy, operations, and compliance to support sustainable growth and innovation in a small biotech environment. As CFO, Mr. Verbeck manages financial planning, budgeting, cash flow, and reporting, while ensuring effective use of capital and alignment with regulatory requirements. As a member of the executive team, Mr. Verbeck partners closely with leadership to support strategic decision-making, fundraising activities, and long-term value creation. Mr. Verbeck serves as our CFO on a full-time basis pursuant to a consulting agreement with Verbeck Associates, LLC (“Verbeck Associates”), a boutique business advisory firm he founded in 2006. See “Executive and Director Compensation” for more information. Prior to this, Mr. Verbeck has served as the Managing Director of Verbeck Associates. Mr. Verbeck began his career at KPMG, working on both the audit and tax staff. Mr. Verbeck has held multiple financial management and CFO positions throughout his career with responsibility for all aspects of the business including strategy development, sales management, purchasing, production operations, IT, administration, and finance. Mr. Verbeck holds a BS in Accounting from Syracuse University and is a Certified Public Accountant, licensed by the State of New York. He is a member of the New York Society of Certified Public Accountants, and the American Institute of Certified Public Accountants.

Carlos Roberto Camozzi, M.D., Ph.D. has served as our Chief Medical Officer since March 1, 2023. Dr. Camozzi provides strategic medical and clinical leadership for our research and development programs. As our CMO, Dr. Camozzi oversees clinical strategy, guides drug development from early research through clinical trials, and ensures alignment with regulatory, ethical, and scientific standards. Dr. Camozzi serves as our CMO on a full-time basis pursuant to a consulting agreement with CRC Management Consulting GmbH (“CRC”), which he has led since 2018, advising and consulting C-suite executives in the pharmaceutical industry to bring innovative, safe, and effective therapeutic options to patients suffering rare diseases and those with high unmet medical needs. See “Certain Relationships and Related Party Transactions” for more information. Dr. Camozzi has more than 40 years’ experience in the healthcare industry. Dr. Camozzi has successfully led several regulatory interactions, consultations, submissions and approvals, with both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), of several pre-INDs and INDs, CTAs and IRBs/ECs, Orphan Drug Applications (ODA) and ODDs, Pediatric Investigational Plans (PIP), successful review approaches (i.e., priority review, breakthrough therapy, accelerated approval, fast track, conditional approval, exceptional circumstances), and Marketing Authorizations Applications (MAA). Outstanding regulatory achievements include the FDA approval of Carbaglu™ for the treatment of NAGS deficiency and the EMA re-assessment and first ever approval of a gene-therapy (Glybera™) in the western world. He has served as Medical Director and member of the Executive Committee of NLS Pharmaceutics; Medical Director, Head of Medical Affairs, and Development Projects Coordinator for Orphan Europe (member of the Recordati Group), a pioneer in the development and commercialization of orphan drugs; and Scientific Strategy Director, Division of Molecular Pathology - Basel University Hospital. Dr. Camozzi received his medical degree from the School of Medicine, National University of Buenos Aires, his Ph.D. in Clinical Chemistry from the National University of Buenos Aires, as well as in Pediatrics, Neonatology and Neuropsychiatry. He also received a degree as Doctor in Clinical Pharmacology from the Superior National Institute of Health, Catholic University of Argentina.

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Susan Elliott is a co-founder and has served as our Chief Operating Officer since September 25, 2025, prior to which she served as our Chief Marketing Officer since February 20, 2015. Ms. Elliot is responsible for overseeing our day to day operations and translating strategic objectives into effective execution. As COO Ms. Elliot plays a hands on leadership role across operations, quality, regulatory readiness, finance coordination, and organizational development, ensuring our operations run efficiently, compliantly, and are positioned for growth. Ms. Elliot serves as our COO on a full-time basis pursuant to a consulting agreement with Elliott, Clark Communications (“ECC”). See “Executive and Director Compensation” for more information. Ms. Elliott has also served as one of our directors since February 2015. Her responsibilities as a director are to perform the work required in connection with overseeing the management of the company, and she will devote such amount of time as is necessary to perform such work. Ms. Elliott is the owner/principal and founder of ECC since its inception in 1989 (incorporated in 1992), where she has developed strategic communications and orchestrated product launches for many prominent companies, including Nissan, The Nissan Foundation, Infiniti, Toyota, Chrysler, BMW, Mitsubishi, Honda, Jaguar North America, The Canadian International Auto Show and Green Living Enterprises. Ms. Elliott was a trusted advisor to C-Suite executives on marketing strategy/implementation, product placement and media relations. Ms. Elliott was also in charge of establishing and directing the Canadian operations for public relations firm Bob Thomas & Associates; served as Vice President, Business Development/PR for Chiat/Day/Mojo Advertising; was in charge of merchandising for Mazda Canada Inc. (handling the company’s marketing, advertising, public relations, and sales promotion activities); and served as Senior Account Management for British Leyland/Jaguar, Burmah Castrol, and Starword Communications. A long-time member of the Automotive Journalists Association of Canada (“AJAC”), Ms. Elliott was awarded the group’s highest honor, the Tony Sloga Award. Ms. Elliott is also a member of the board of Trivest. Ms. Elliott attended Ryerson College in Toronto, where she studied Business Management, Marketing and Advertising. Our Board believes that Ms. Elliott’s extensive knowledge and leadership experience with our company and her breadth of experience with business, marketing, and public relations qualifies her to serve as a director of our Company.

Teresa Bair, J.D., has served as one of our Directors since 2020. Ms. Bair is responsible for performing the work required in connection with overseeing the management of the company, and she will devote such amount of time as is necessary to perform such work. Ms. Bair is currently the Chief Legal Officer and Secretary of Kura Oncology, Inc. (Nasdaq: KURA), since October 2021. Ms. Bair has more than 25 years of combined in-house and law firm experience, serving as General Counsel and Senior Vice President, Administration at Athenex, Inc., from June 2015 to October 2021, where she helped lead the organization through its evolution from a private, preclinical-stage company to a global, publicly traded biopharmaceutical company, directly contributing to multiple new drug application filings and an U.S. Food and Drug Administration approval. Previously, she was a partner at Harris Beach PLLC from November 1999 to June 2015, advising business clients, including Fortune 500 companies, across diverse industries on commercial litigation matters. Ms. Bair serves on the Boards of Directors of the University at Buffalo Law Alumni Association, as well as the Board of Trustees of the University at Buffalo Foundation. She earned her J.D. from State University of New York at Buffalo School of Law and her B.S. in administration from Bowling Green State University. Our Board believes that Ms. Bair’s breadth of experience with and leadership of the introduction and commercialization of new technologies and services within the healthcare industry qualifies her to serve as a director

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Charles N. Ellis, M.D., has served as one of our Directors since 2019. Dr. Ellis is responsible for performing the work required in connection with overseeing the management of the company, and he will devote such amount of time as is necessary to perform such work. Dr. Ellis is currently Professor Emeritus of Dermatology in the University of Michigan Medical School. Prior to this he served as the William B. Taylor Professor of Dermatology at the University of Michigan Medical School from 2008 to 2018. For nearly forty years, Dr Ellis served the University of Michigan Department of Dermatology in multiple roles including as William B. Taylor Professor and Associate Chair; director of the Residency Training Program; and director of the Clinical Research Unit. While directing the Research Unit, he designed and managed hundreds of clinical trials in dermatology and published more than 250 journal articles and book chapters. The importance of his publications has made Dr. Ellis one of the dozen most influential and cited dermatologists worldwide. He has been a consultant for many large and small pharmaceutical companies, undertaken many visiting professorships, served on the editorial boards of various journals. and has been granted five patents. He was the Founder and Director of the Medical Center’s Department of Service Excellence. Dr. Ellis was also Chief of the Dermatology Service at the VA Ann Arbor Hospital, where he continues his teaching and clinical practice. Dr. Ellis has been named an Honored Member of the American Academy of Dermatology. At the University of Michigan, he received the H. R. Johnson Award for Leadership in Diversity. In the University’s Health System, Dr. Ellis has been recognized as a “doctor’s doctor” and was chosen as an Inaugural Member of the Medical School’s League of Educational Excellence and named to its Academy of Medical Educators. Dr. Ellis received his medical degree from the University of Michigan Medical School with Distinction in Research and served his residency in the University’s Department of Dermatology. Dr. Ellis’ breadth of experience as a world-renowned dermatologist and educator qualifies him to serve as a director.

Joseph Sardano has served as one of our Directors since 2018. Mr. Sardano is responsible for performing the work required in connection with overseeing the management of the company, and he will devote such amount of time as is necessary to perform such work. Mr. Sardano is a co-founder, Chief Executive Officer and Chairman of the Board of Sensus Healthcare Inc. (Nasdaq: SRTS), since its inception in 2010. Mr. Sardano has more than 40 years of experience in the healthcare industry. From 2008 to 2009, Mr. Sardano served as Chief Commercial Officer of Xoft, Inc., an electronic brachytherapy medical device company. From 2005 to 2008, Mr. Sardano served as managing partner and healthcare consultant for Molecular Imaging Ventures. From 2002 to 2005, Mr. Sardano served as Sr. Vice President of Global Sales and Marketing of CTI Molecular Imaging and Pet Net Pharmaceuticals, a developer of imaging and isotope solutions for the healthcare industry acquired by Siemens Medical Solutions, of which Mr. Sardano served as Vice President in 2005. From 1998 to 2002, Mr. Sardano served as Americas Sales Manager for Functional Imaging at GE Medical Systems. From 1997 to 1998, Mr. Sardano served as Vice President of Sales and Marketing for Elscint Inc., a developer and manufacturer of medical imaging solutions, including nuclear medicine, computed tomography magnetic resonance imaging, and x-ray scanners, the imaging activities of which were sold to GE Medical Systems in 1999. From 1991 to 1995, Mr. Sardano served as Region Sales Manager of Toshiba America Medical Systems. Mr. Sardano also currently serves as a board member for BioFlorida, which promotes Florida based healthcare companies and technologies. Mr. Sardano has a Bachelor of Arts degree from Concordia University in Montreal, Canada, as well as several Business Certificates from McGill University School of Management. Our Board believes that Mr. Sardano’s breadth of experience with and leadership of the introduction and commercialization of new technologies and services within the healthcare industry qualifies him to serve as a director.

James M. Jenkins has served as our lead independent director since May 2026. Mr. Jenkins is responsible for performing the work required in connection with overseeing the management of the company, and he will devote such amount of time as is necessary to perform such work. Mr. Jenkins has served as President and Chief Executive Officer of Lakeland Industries, Inc. (Nasdaq: LAKE) since June 2024 where he has also served as Executive Chairman since August 2023. Prior to his appointment as President and Chief Executive Officer of Lakeland, Mr. Jenkins was the General Counsel and Vice President of Corporate Development for Transcat, Inc. (Nasdaq: TRNS), a provider of calibration, repair, inspection and laboratory services, where he served as Transcat’s chief risk officer and advised management and the board of directors over matters of corporate governance and securities law. He also led Transcat’s acquisition strategy. He joined Transcat in September 2020. Prior to joining Transcat, he was a partner at Harter Secrest & Emery LLP, a regional law firm located in New York State. His practice focused in the areas of corporate governance, and general corporate law matters, including initial and secondary public offerings, private placements, mergers and acquisitions, and securities law compliance. Mr. Jenkins joined the firm in 1989 as an associate and was elected a partner effective January 1, 1997. He is a Chambers rated attorney and served as the Chair of the firm’s Securities Practice Group from 2001 to 2020 and as a member of the firm’s Management Committee from January 2007 to January 2013. From 2018 until September 2020, he served as the Partner in Charge of the firm’s New York City office. Mr. Jenkins holds a B.A. from Virginia Military Institute and a J.D. from West Virginia University College of Law. Mr. Jenkins currently serves on the board of directors of Lakeland Industries. Mr. Jenkins previously served on the board of directors of Mars Acquisition Corp. until its acquisition by ScanTech AI Systems Inc. (Nasdaq: STAI) and OmniLit Acquisition Corp. from September 2021 to April 2023. Mr. Jenkins previously served on the board of directors of ScanTech AI Systems Inc., was a member of its audit (Chair) and compensation committees, from December 2024 to October 2025. Mr. Jenkins’s qualifications to serve on our Board include his corporate governance experience as well his business-related experience.

Scientific Advisory Board

We maintain a Scientific Advisory Board (“SAB”) composed of external clinical and scientific experts who provide non-binding guidance regarding our research programs, clinical development plans, and data-generation strategies. The SAB provides input on an ad-hoc basis at management’s request. The SAB functions in an advisory capacity only and does not possess decision-making authority. The SAB operates under internal guidelines that outline meeting procedures and confidentiality expectations.

Our SAB has significant experience in drug discovery, development and commercialization and consists of the following individuals, all of whom also currently serve as independent consultants and investigators:

Dr. Carlos Roberto Camozzi, M.D., Ph.D. A summary of Dr. Camozzi’s experience is discussed above.

Dr. Charles N. Ellis, M.D. A summary of Dr. Ellis’ experience is discussed above.

Dr. Aziz Ghahary, Ph.D., is a co-inventor of FS1/FS2. A Professor in UBC’s Department of Surgery, Dr. Ghahary is also Director of the Burn and Wound Healing Research Group at Vancouver General Hospital. Dr. Ghahary has published more than 160 peer-reviewed articles in eminent, internationally recognized journals and has extensive experience in the field of wound healing and dermal fibroproliferative disorders. He has previously identified a keratinocyte releasable antifibrogenic factor for dermal fibroblasts for a protein identified as “stratifin” (a sigma isoform of the 14-3-3 family proteins). He later showed two isoforms of 14-3-3 (eta and gamma) specifically present in the synovial fluid of the patients with rheumatic arthritis. Dr. Ghahary is the lead inventor on patent application “14-3-3 Proteins as Biomarkers for Arthritis” originally filed (UILO File # 06-117) in 2007. UBC licensed that technology to a spin-off company, Augurex Life Science Co., in 2007 and filed a PCT /CA2007000817 thereafter. Among 85 different technologies submitted to the BC Innovation Competition, this project ranked #1 and later received CIHR POP Phase 2 funding (equivalent to NIH funding in the U.S.). This product is now on the market in the U.S. and recently received HC market approval for sale in Canada.

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Dr. Reza Jalili, M.D. Ph.D., is a co-inventor of the autoimmune therapy technology licensed by Birch. He is an Assistant Professor in the Department of Surgery, Faculty of Medicine, at UBC. Dr. Jalili obtained his M.D. at Tehran University of Medical Sciences and his Ph.D. in Experimental Medicine from UBC before completing his Post-Doctoral Fellowship in the Department of Surgery. Dr. Jalili’s work focuses on finding novel treatments that can repair chronic wounds efficiently, while also reducing side effects in injured individuals. To do so, part of his research is centered on identifying which wound types heal easily and which cell types are involved in the wound healing process. In addition, Dr. Jalili also studies transplantation immunology: specifically, how to prevent graft rejection after transplantations. Dr. Jalili is currently investigating ways to suppress the immune system with few side effects so that graft rejection does not occur. Dr. Jalili is currently working with Dr. Aziz Ghahary to use IDO-expressing dermal fibroblasts to prevent the progression of Alopecia Areata, an autoimmune disease. In his earlier work Dr. Jalili was a lead investigator on strategies to induce tolerance following islet transplantation in mice with naturally occurring Type 1 Diabetes. While a Ph.D. student in Dr. Ghahary’s lab, he discovered a novel cell-based therapy to increase the survival rate of regulatory immune T-cells and prevent graft rejections following transplantation. His work has been published in several leading journals, including “Diabetes”, which is a top journal in the field.

Dr. Mark S. Nestor, M.D., Ph.D., is recognized as a world expert in skin cancer and cutaneous oncology, superficial radiation therapy, cutaneous laser surgery, photodynamic therapy, and the use of fillers and toxins in aesthetic medicine. Director of the Center for Cosmetic Enhancement® and the Center for Clinical and Cosmetic Research® in Aventura, Florida, he is a voluntary associate professor of the Department of Dermatology and Cutaneous Surgery at the University of Miami, Leonard Miller School of Medicine, and past president of the American Society for Photodynamic Therapy, the International Society for Cosmetic and Laser Surgeons, and Florida Society of Dermatology and Dermatologic Surgery. Dr. Nestor received his Ph.D. in Experimental Pathology and Immunology from UCLA and his medical degree from UCLA School of Medicine. He completed his residency in Dermatology at New York University. Dr. Nestor conducts FDA and non-FDA clinical trials on pharmaceuticals and devices used in clinical and aesthetic dermatology. He also serves as a consultant to numerous pharmaceutical and device companies—assisting them in the development of new medications, devices, and cosmeceuticals. Dr. Nestor also has authored more than 65 articles and book chapters and has delivered over 600 major presentations around the world. He has also directed over 50 meetings and symposia on relevant topics in the field of cosmetic dermatology, laser surgery and practice management. He also chairs the Annual South Beach Symposium.

Dr. Anthony Papp, M.D. Ph.D., is a plastic surgeon and Clinical Professor of Surgery at UBC Medical, with specific responsibility for the medical center’s Spinal Cord Injury Wound Clinic and Complex Wound Clinic. As a director for the BC Professional Firefighters’ Burn Unit at Vancouver General Hospital, he leads the Provincial Burn Program with responsibilities in teaching and research in addition to his clinical patient care. Dr. Papp completed his initial medical training in Finland, graduating from the University of Kuopio, Finland, and later specializing first in general surgery and plastic surgery. Dr. Papp served as a senior consultant (active staff) in the Department of Plastic Surgery in Kuopio University Hospital, where he was in charge of a national burn center. He also acted as the Head of Plastic Surgery there before he relocated to Vancouver in 2007. Dr. Papp has also worked in Abu Dhabi as a senior consultant in Sheikh Khalifa Medical City Hospital, taught and consulted for several of Finland’s leading hospitals, and served as a visiting professor in Winnipeg and Kuwait City. Dr. Papp has 35 original publications in international scientific journals, 60 international conference abstracts, 15 other publications and has written 20 book chapters. A world-renowned lecturer and reviewer/editor for several international scientific journals, Dr. Papp was named “Leading Physician of the World” and “Top Plastic Surgeon in British Columbia” by the International Association of Plastic Surgeons in 2015.

Dr. Scott Kain Rineer, M.D. MPH FACEP FAAEM, is board-certified in emergency medicine by the American Board of Emergency Medicine (ABEM) and is a Fellow of the American Academy of Emergency Medicine and the American College of Emergency Physicians. An expert in wounds and trauma injuries, Dr. Rineer received his medical degree from the Uniformed Services University of Health Sciences, F. Edward Hebert School of Medicine and received flight surgery training at the Naval Aerospace Medical Institute. Dr. Rineer served as Force Surgeon for the U.S. Marine Corps Forces Central Command, where he was responsible for the medical laydown and care for both OIF and OEF conflicts in Afghanistan. He was directly responsible for coordinating implementation of the Royal Jordanian Medical Services alongside USMC/USN, and joint and coalition medical forces. He was General Medical Officer at the Recruit Training Command in San Diego, flight surgeon in the Second Marine Aircraft Wing for VMA(AW)-332, VMAQ-3, SOES and Group Surgeon, MWSG-27. Multiple deployments included a six-month period at the MCAS Iwakuni, Japan with the “Moondogs” VMAQ-3. During his combat tours, Dr. Rineer earned the Combat Action Ribbon and the U.S. Army’s prestigious expeditionary field badge. He completed “Deep Freeze” Antarctica and is the recipient of the Antarctica Service Medal, a number of U.S. Naval Commendation Medals and the USN/USMC parachutist designation. Prior to reporting as the Senior Medical Officer aboard the USS Ronald Reagan, he completed his Aerospace Medicine Residency and the USAF Critical Care Air Transport Team training. Dr. Rineer’s postgraduate work includes a Master of Public Health (MPH) degree in Disaster Management and Humanitarian Assistance from at the USF’s College of Public Health. Since retiring as a Captain in the U.S. Navy, Dr. Rineer has been practicing Emergency Medicine in Florida.

The SAB is primarily a volunteer advisory board, and most members serve without ongoing compensation. However, certain members receive compensation for defined responsibilities or specialized consulting services, as follows:

Dr. Anthony Papp receives a monthly stipend of CAD $2,500 for his continuing advisory contributions. In addition, Dr. Papp served as the principal investigator for our HC-authorized Phase 1 clinical trial.

Dr. Charles Ellis receives compensation at an hourly consulting rate of USD $500, payable only when his specialized input is requested for specific consultations.

In addition, Dr. Mark Nestor served as the principal investigator for a 75-patient, double-blind randomized controlled clinical study evaluating our investigational therapy for the improvement of keloidal scars. That study included three parallel arms: 25 participants treated with our investigational product, 25 receiving moisturizing cream alone, and 25 receiving Mederma® Advanced Scar Gel, with the study reporting statistically significant improvements in the treatment arm.

Compensation arrangements for Dr. Papp and Dr. Ellis are governed by written consulting or advisory agreements that set forth compensation, confidentiality obligations, and the advisory nature of the services. Other SAB members do not have compensation arrangements or written consulting agreements.

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CORPORATE GOVERNANCE

Director Independence

Our current Board consists of Mark Miller, Teresa Bair, Susan Elliot, Charles Ellis, Joseph Sardano, and James M. Jenkins. We are not currently listed on a national securities exchange or in an inter-dealer quotation system that requires a majority of the Board be independent. Our Board has undertaken a review of the independence of each director including information provided by each director concerning his or her background, employment and affiliations, and our Board has determined that Ms. Bair and Messrs. Ellis, Sardano and Jenkins are considered independent under the Nasdaq listing standards. In making these determinations, the Board considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Family Relationships

There are no family relationships between any of our directors or officers.

Controlled Company

Upon completion of this offering, four of our shareholders, including Mr. Miller, our Chief Executive Officer and Chairman of the Board of Directors, and Ms. Elliot, our Chief Operating Officer and a director, will be able to exercise in excess of 50% of the aggregate voting power of our issued and outstanding common shares and will have the ability to determine all matters requiring approval by our shareholders, immediately after the consummation of this offering. For further information, see “Principal and Registered Shareholders.” As a result, we may be a “controlled company” within the meaning of the Nasdaq listing rules. If we are a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Committees

Our Board established three standing committees: audit committee; compensation committee; and nominating and governance committee. Each of these committees consist solely of independent directors. We adopted written charters for each of these committees that are available on our website. Our Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The audit committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
●	discussing with our independent registered public accounting firm the independence of its members from its management;
●	reviewing with our independent registered public accounting firm the scope and results of their audit;
●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
●	coordinating the oversight by our Board of our code of ethics and our disclosure controls and procedures;
●	maintaining procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and
●	reviewing and approving related-person transactions.

Messrs. Jenkins and Sardano, and Ms. Bair serve on the audit committee and meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and Nasdaq rules. Our Board has determined that Mr. Jenkins qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The compensation committee is responsible for, among other matters:

●	reviewing key employee compensation goals, policies, plans and programs;

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●	reviewing and approving the compensation of our directors and executive officers;
●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and
●	appointing and overseeing any compensation consultants or advisors.

Messrs. Sardano and Jenkins serve on the compensation committee and meet the definition of “independent director” for purposes of serving on a compensation committee under Nasdaq rules.

Nominating and Governance Committee

The nominating and governance committee is responsible for assisting the Board in identifying qualified individuals to become directors, in determining the composition of the Board and in monitoring the process to assess Board effectiveness. Messrs. Sardano and Jenkins, and Ms. Bair serve on the nominating and governance committee.

Board Leadership Structure

Our Board and management believe that the choice of whether the Chair of our Board should be an executive of the Company, or a non-executive or independent director, depends upon a number of factors, taking into account the candidates for the position and the best interests of the Company and its shareholders. Mr. Miller currently serves as our Chair of the Board and Chief Executive Officer. Mr. Miller’s operating and leadership experience as an officer and director of our Company since its inception made him a compelling choice for Chair of the Board. Mr. Jenkins has been appointed lead independent director and will preside over executive sessions of the independent directors and serve as a liaison between the independent directors and our chair and management team.

Risk Oversight

Our Board will oversee a company-wide approach to risk management. Our Board will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our Board will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interest. Our Board is responsible for overseeing the management of risks associated with the independence of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our Board.

Code of Business Conduct and Ethics

In accordance with Nasdaq’s listing requirements and SEC rules, our Board adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, effective upon the effectiveness of this registration statement. A copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding to purchase our common shares.

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Clawback Policy

We have adopted a clawback policy that complies with the requirements of Rule 10D-1 under the Exchange Act and the applicable listing standards of Nasdaq under Nasdaq Rule 5608, effective upon the effectiveness of this registration statement. Under this policy, in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, we will recover reasonably promptly from our current and former executive officers the amount of erroneously awarded incentive-based compensation received during the three completed fiscal years preceding the date we are required to prepare the restatement.

The policy will apply to incentive-based compensation that is received on or after the effective date of the applicable listing standards. We will recover erroneously awarded compensation except to the extent that our board of directors, or a committee thereof, determines that recovery would be impracticable due to certain limited exceptions permitted by Rule 10D-1 and the listing standards. We will not indemnify any current or former executive officer against the loss of erroneously awarded compensation under the policy.

Director and Officer Indemnification Agreements

We intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Articles. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. Our Articles require us, subject to the Business Corporations Act (British Columbia), to indemnify and advance expenses of a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation paid for the fiscal years ended December 31, 2025 and September 30, 2024 to each of the executive officers named below, who are collectively referred to as “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)		Total ($)
Mark S. Miller,	2025	314,200	56,335	(2)	370,535
Chief Executive Officer	2024	219,347	93,158	(3)	312,505

Susan Elliott,	2025	257,500	56,335	(2)	313,835
Chief Operating Officer	2024	164,500	93,158	(3)	257,658

Jon S. Verbeck,	2025	128,500	56,335	(2)	184,835
Chief Financial Officer	2024	101,000	85,324	(3)	186,324

(1)	The amounts reported in this column represents the grant date fair value computed pursuant to the Black-Scholes pricing model in accordance with the requirements of accounting stock-based compensation and have been computed in accordance with FASB ASC Topic 718.

(2)	In the year ended December 31, 2025, compensation for our employee directors included an annual grant of warrants to purchase 80,000 of our common shares which are immediately exercisable, have a term of 10 years, have an exercise price of $5.00 per share, are subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis. In 2025, our CFO also received a grant of warrants to purchase 80,000 of our common shares which are immediately exercisable, have a term of 10 years, and have an exercise price of $5.00 per share.

(3)	In the year ended September 30, 2024, compensation for our employee directors included an annual grant of warrants to purchase 80,000 of our common shares which are immediately exercisable, have a term of 10 years, have an exercise price of $2.50 per share, are subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis. In 2024, our CFO also received a grant of warrants to purchase 80,000 of our common shares which are immediately exercisable, have a term of 10 years, and have an exercise price of $2.50 per share.

The Company has entered into a consulting agreement with the Carlisle Group dated as of January 1, 2015, as amended by unanimous vote of the independent members of the board of directors, effective August 15, 2023, pursuant to which Mark Miller serves as the Company’s Chief Executive Officer. The Company compensates the Carlisle Group for Mr. Miller’s time at an annual rate of $210,000. The Company intends to increase the total annual compensation paid to the Carlisle Group to $350,000 upon the Company completing its initial public offering or direct listing on a national securities exchange. Mr. Miller does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated by, the Carlisle Group. Mr. Miller wholly owns the Carlisle Group.

The Company has entered into a consulting agreement with ECC, dated as of January 1, 2015, as amended by unanimous vote of the independent members of the board of directors, effective August 15, 2023, pursuant to which Susan Elliott served as the Company’s Chief Marketing Officer up until September 25, 2025, now serving as the Company’s Chief Operating Officer. The Company compensates ECC for Ms. Elliot’s time at an annual rate of $157,500. The Company intends to increase the total annual compensation paid to ECC to $250,000 upon the Company completing its initial public offering or direct listing on a national securities exchange. Ms. Elliott does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated by, ECC. Ms. Elliott wholly owns ECC.

The Company has entered into a consulting agreement with Verbeck Associates, dated November 1, 2019, as amended by unanimous vote of the independent members of the board of directors, effective July 15, 2023, pursuant to which Jon Verbeck serves as the Company’s Chief Financial Officer. The Company compensates Verbeck Associates for Mr. Verbeck’s time at an annual rate of $96,000. The Company intends to increase the total annual compensation paid to Verbeck Associates to $210,000 upon the Company completing its initial public offering or direct listing on a national securities exchange. Mr. Verbeck does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by Verbeck Associates. Mr. Verbeck wholly owns Verbeck Associates.

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Potential Payments Upon Termination or Change in Control

Under the consulting agreements with the Carlisle Group and ECC, if Mr. Miller or Ms. Elliott are subject to materially diminished duties or responsibilities then the Carlisle Group and ECC may terminate the consulting agreement, respectively. In this event the Carlisle Group and ECC will be entitled to receive from the Company $200,000 and $150,000 plus an amount equal to the severance pay that would have been received in accordance with the Company’s severance package had the Carlisle Group or ECC been an employee, respectively. The Carlisle Group and ECC shall also be eligible for an additional $16,667 and $12,500 for each year the consulting agreement is in place, respectively. The Carlisle Group and ECC are subject to non-competition and non-solicitation provisions at all times during the term of the consulting agreement and for a period of 12 months after termination or expiration of the agreement.

Under the consulting agreement with Verbeck Associates, if the agreement is terminated prior to the completion of services, the Company shall pay Verbeck Associates the cost for the services performed up to the date of termination.

Outstanding Equity Incentive Awards at Fiscal Year-End

The following table shows information about the number of unexercised warrants held by our named executive officers as of December 31, 2025:

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Warrants (#) Exercisable	Number of Securities Underlying Unexercised Warrants (#) Unexercisable	Warrant Exercise Price ($)	Option Expiration Date
Mark S. Miller:	50,000	—	$1.00	9/1/2026
	50,000	—	$1.00	9/1/2027
	50,000	—	$1.00	9/1/2028
	80,000	—	$1.00	9/1/2029
	80,000	—	$1.00	9/1/2030
	80,000	—	$2.00	7/15/2031
	80,000	—	$2.00	7/15/2032
	80,000	—	$2.50	3/1/2033
	80,000	—	$2.50	7/15/2034
	80,000	—	$5.00	12/31/2035
Susan Elliot:	50,000	—	$1.00	9/1/2026
	50,000	—	$1.00	9/1/2027
	50,000	—	$1.00	9/1/2028
	80,000	—	$1.00	9/1/2029
	80,000	—	$1.00	9/1/2030
	80,000	—	$2.00	7/15/2031
	80,000	—	$2.00	7/15/2032
	80,000	—	$2.50	3/1/2033
	80,000	—	$2.50	7/15/2034
	80,000	—	$5.00	12/31/2035
Jon S. Verbeck	50,000	—	$2.00	7/15/2032
	80,000	—	$2.50	4/18/2034
	80,000	—	$5.00	12/31/2035

(1)	References to warrants in this table are to warrants issued to our named executive officers for their services either as directors, CEO, COO, or as CFO, which are immediately exercisable, have a term of 10 years, have exercise prices ranging from $1.00 to $5.00 per share, are subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis.

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Equity Compensation Plan Information

As of the date of this prospectus, we do not have any compensation plans, including individual compensation arrangements under which we could issue common shares. Our Board has approved an equity incentive plan (the “Plan”) and reserve a number of common shares equal to ten percent (10%) of the total number of common shares outstanding, for issuance to directors, certain members of management and key employees of the Company pursuant to the Plan. The Plan will not become effective until approved by the Company’s shareholders.

Director Compensation

In the year ended December 31, 2025, compensation for our non-employee directors included an annual grant of warrants to purchase 80,000 of our common shares. The compensation committee of the Board will determine the future compensation of our independent directors.

The following table sets forth information concerning non-employee director compensation during the year ended December 31, 2025. Refer to the “Summary Compensation Table” above for compensation earned by Mr. Miller and Ms. Elliot in 2025. Mr. Jenkins joined our Board in May of 2026 and as such did not receive any director compensation in the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash $	Warrants $ (1)	All other compensation $		Total $
Teresa Bair	—	56,335	—		56,335
Charles N. Ellis, M.D.	—	56,335		(2)	56,335
Joseph Sardano	—	56,335	—		56,335

(1)	Represents the grant date fair value computed pursuant to the Black-Scholes pricing model in accordance with the requirements of accounting stock-based compensation. The amounts reported in this column have been computed in accordance with FASB ASC Topic 718. The warrants issued to our directors during the year ended December 31, 2025 are immediately exercisable, have a term of 10 years, have an exercise price of $5.00 per share, are subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis.
(2)	Dr. Ellis provides non-board related consulting services to the Company at a rate of $500 per hour.

The following table provides information regarding equity awards held by each non-employee director as of December 31, 2025:

Name	Warrants Outstanding (#)(1)
Teresa Bair	400,000
Charles N. Ellis, M.D.	560,000
Joseph Sardano	610,000

(1)	Represents warrants issued to our directors which are immediately exercisable, have a term of 10 years, have an exercise price ranging from $1.00 to $5.00 per share, are subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following sets forth a summary of transactions since October 1, 2023, or any currently proposed transaction, in which the Company was to be a participant and the amount involved exceeded or exceeds $26,918 (1% of our average total assets for the two most recently completed fiscal years) and in which any related person had or will have a direct or indirect material interest.

As discussed in the section “Executive and Director Compensation” above, Messrs. Miller and Verbeck and Ms. Elliott each received an award of 80,000 warrants during the year ended December 31, 2025. Mr. Miller and Ms. Elliott each received an award of 80,000 warrants during the year ended September 30, 2024, and Mr. Verbeck received an award of 80,000 warrants during the year ended September 30, 2024.

The Company has entered into a consulting agreement with the Carlisle Group, dated as of January 1, 2015, as amended by unanimous vote of the independent members of the board of directors, effective August 15, 2023, pursuant to which Mark Miller serves as the Company’s Chief Executive Officer. The Company compensates the Carlisle Group for Mr. Miller’s time at an annual rate of $210,000. The Company intends to increase the total annual compensation paid to the Carlisle Group to $350,000 upon the Company completing its initial public offering or direct listing on a national securities exchange. Mr. Miller does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated by, the Carlisle Group. Mr. Miller’s distributions from the Carlisle Group are not affected by the arrangements in the consulting agreement. Therefore, Mr. Miller’s compensation is not directly tied to the dollar value of the transactions between the Carlisle Group and the Company, and the approximate dollar amount of his interest in the transaction cannot be determined.

The Company has entered into a consulting agreement with ECC, dated as of January 1, 2015, as amended by unanimous vote of the independent members of the board of directors, effective August 15, 2023, pursuant to which Susan Elliott serves as the Company’s Chief Operating Officer. The Company compensates ECC for Ms. Elliot’s time at an annual rate of $157,500. The Company intends to increase the total annual compensation paid to ECC to $250,000 upon the Company completing its initial public offering or direct listing on a national securities exchange. Ms. Elliott does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated by, ECC. Ms. Elliott’s distributions from ECC are not affected by the arrangements in the consulting agreement. Therefore, Ms. Elliott’s compensation is not directly tied to the dollar value of the transactions between ECC and the Company, and the approximate dollar amount of her interest in the transaction cannot be determined.

The Company has entered into a consulting agreement with Verbeck Associates, dated November 1, 2019, as amended by unanimous vote of the independent members of the board of directors, effective July 15, 2023, pursuant to which Jon Verbeck serves as the Company’s Chief Financial Officer. The Company compensates Verbeck Associates for Mr. Verbeck’s time at an annual rate of $96,000. The Company intends to increase the total annual compensation paid to Verbeck Associates to $210,000 upon the Company completing its initial public offering or direct listing on a national securities exchange. Mr. Verbeck does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by Verbeck Associates. Mr. Verbeck’s distributions from Verbeck Associates are not affected by the arrangements in the consulting agreement. Therefore, Mr. Verbeck’s compensation is not directly tied to the dollar value of the transactions between Verbeck and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

The Company entered into a consulting agreement with CHG BioVenture SA (“CHG”), dated March 1, 2023, pursuant to which Hervé Girsault served as the Company’s Chief Business Officer. In June, 2026, the Company notified CHG of its election to terminate the consulting agreement with CHG effective September 30, 2026. Upon the notice of termination Mr. Girsault ceased serving in his role as the Company’s Chief Business Officer and during the remainder of the consulting agreement’s term may provide business consulting services to the Company. The Company awarded Mr. Girsault 100,000 common shares and compensates CHG for Mr. Girsault’s time at an annual rate of $120,000. 50,000 common shares were issued to Mr. Girsault upon the agreement’s effective date and 50,000 common shares were issued upon the first anniversary date of the agreement. Annual compensation will begin after the Company raises the minimum threshold of $4,000,000 after the agreement’s effective date and will be retroactively applied to its effective date of March 1, 2023. The minimum threshold was met in connection with the Company’s convertible note offering in June 2025. The Company paid CHG $50,000 for the three months ended March 31, 2026 and has recorded $30,000 within accounts payable and $166,000 as accrued liabilities owed to CHG as of March 31, 2026 as consulting compensation under the consulting agreement. The agreement provides a funding success fee of 2% of the capital raised in certain funding rounds up to $5,000,000 and 3% over $5,000,000. Certain registered and exempt offerings in the United States are carved out from the funding success fee including any IPO, SPAC, RTO or reverse merger by the Company in the future. The agreement also provides a business development success fee for net proceeds received related to business development transactions including but not limited to the sale of the Company, out-licensing, and the establishment of a joint venture. The business development success fee ranges from 2% to 3% of transaction proceeds generated based on specific treatment areas and the amount of proceeds generated. Mr. Girsault does not receive any compensation directly from the Company and is a beneficiary of and compensated by CHG. Mr. Girsault’s distributions from CHG are not affected by the arrangements in the consulting agreement. Therefore, Mr. Girsault’s compensation is not directly tied to the dollar value of the transactions between Mr. Girsault and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

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The Company has entered into a consulting agreement with CRC Management Consulting GmbH (“CRC”), dated March 1, 2023, pursuant to which Dr. Carlos Camozzi serves as the Company’s Chief Medical Officer. The Company awarded Mr. Camozzi 100,000 common shares and compensates CRC for Mr. Camozzi’s time at an annual rate of $96,000. 50,000 common shares were issued to Mr. Camozzi upon the effective date, 25,000 common shares were issued upon the first anniversary date of the agreement, and 25,000 common shares were issued upon the second anniversary date of the agreement at fair value at that time. The common shares issued on the first and second anniversary of the date of the agreement were each issued with a fair value of $48,000, which was recorded in general and administrative expense for the years ended December 31, 2025 and September 30, 2024, respectively. Compensation begins after the Company raises the minimum threshold of $4,000,000 after the agreement’s effective date and will be retroactively applied to its effective date of March 1, 2023. The Company amended the agreement in November 2023 to compensate CRC $4,000 per month increasing to $8,000 per month in November 2024. The minimum threshold was met in connection with the Company’s convertible note offering in June 2025. The Company paid CRC $32,000 for the three months ended March 31, 2026 and $142,400 and $36,192 for the years ended December 31, 2025 and September 30, 2024, respectively and has recorded $8,000 within accounts payable and $69,600 as accrued liabilities owed to CRC as of March 31, 2026. Mr. Camozzi does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by CRC. Mr. Camozzi’s distributions from CRC are not affected by the arrangements in the consulting agreement. Therefore, Mr. Camozzi’s compensation is not directly tied to the dollar value of the transactions between CRC and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined

The Company leases its facility from 1424961 Ontario Inc., dba Carlisle Group Inc., an Ontario corporation controlled by the Company’s Chief Executive Officer and major shareholder of the Company. Rent expense incurred under this operating lease was $5,489 for the three months ended March 31, 2026 and $21,372 and $22,056, respectively, for each of the years ended December 31, 2025 and September 30, 2024. Rent expenses incurred under this operating lease was $5,425 for the three month period ended December 31, 2024.

The Company has an agreement dated March 1, 2023 to pay a 3% finder’s fee to members of the Board of Directors for any investors introduced by them who invest in the Company. No amount has been earned or paid during the three months ended March 31, 2026, the years ended December 31, 2025, September 30, 2024, or the three month period ended December 31, 2024. No amounts will be paid in connection with the Direct Listing.

Policies and Procedures for Transactions With Related Persons

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this registration, we have adopted a written policy that our executive officers, directors, beneficial owners of more than 5% of any class of our capital stock, and any members of the immediate family of any of the foregoing persons (a “related party”) are not permitted to enter into a related party transaction with us without the prior consent of our Audit Committee. Any request for us to enter into a transaction with a related party in which the related party would have a direct or indirect interest must first be presented to our Audit Committee for review, consideration, and approval. In approving or rejecting any such proposal, our Audit Committee will consider the relevant facts and circumstances of the transaction available to it, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unrelated third party or to employees under the same or similar circumstances, and the extent of the related party’s interest in the transaction. The written policy requires that, in determining whether to approve or reject a related person transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our Audit Committee determines in good faith.

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PRINCIPAL AND REGISTERED SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information regarding the beneficial ownership of our common shares as of June 1, 2026, by:

●	each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common shares;
●	each of our current directors;
●	each of our named executive officers;
●	all of our current directors and executive officers as a group; and
●	the number of our common shares held by the Registered Shareholders and registered as common shares for resale by means of this prospectus for Registered Shareholders.

The Registered Shareholders include (i) our affiliates and certain other shareholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their common shares from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days and (ii) our employees. The Registered Shareholders may, or may not, elect to sell their common shares covered by this prospectus, as and to the extent they may determine. The Registered Shareholders may offer, sell or distribute all or a portion of the common shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. The Registered Shareholders may elect to sell their shares in connection with this Direct Listing and in market transactions following this Direct Listing. As such, we will have no input if and when any Registered Shareholder may, or may not, elect to sell their common shares or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Registered Shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Shareholders may sell all, some, or none of the common shares covered by this prospectus, we cannot determine the number of common shares that will be sold by the Registered Shareholders, or the amount or percentage of shares of capital stock that will be held by the Registered Shareholders upon consummation of any particular sale. In addition, the Registered Shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our common shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Registered Shareholders are not entitled to any registration rights with respect to our common shares. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of common shares by the Registered Shareholders. However, we have engaged Maxim Group LLC, who’s corporate parent Maxim Partners LLC is a Registered Shareholder, as our financial advisor to advise and assist us with respect to certain matters relating to the Direct Listing, including providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing, developing and assisting with our investor communication strategy in relation to the Direct Listing, and being available to consult with Nasdaq, including on the day that our common shares are initially listed on the Nasdaq Global Market. See “Plan of Distribution.”

The information in the following table has been presented in accordance with the rules of the SEC. Under such rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common shares listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Except as otherwise indicated, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name.

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The calculations of beneficial ownership in this table are based on 39,561,772 common shares outstanding as of June 1, 2026.

Unless otherwise noted, each shareholder’s address is c/o 130 Kingscross Drive, King City, Ontario, Canada L7B 1E6.

	Beneficial Ownership Prior to the Effectiveness of the Registration Statement
Name of Beneficial Owner	Common Shares		Percentage(1)	Percentage of Total Voting Power(1)	Common Shares Being Registered
Named Executive Officers and Directors:

Mark S. Miller, CEO and Director	21,208,672	(2)	52.7%	52.7%	20,498,672

Jon S. Verbeck, CFO	210,000	(3)	*	*	-

Susan Elliott, COO and Director	21,340,000	(4)	52.6%	52.6%	20,320,000

Teresa Bair, Director	400,000	(5)	1.0%	1.0%	-

Charles N. Ellis, Director	560,000	(6)	1.4%	1.4%	-

Joseph Sardano, Director	610,000	(7)	1.5%	1.5%	-

James M. Jenkins, Director	400,000	(8)	1.0%	1.0%	-

All directors and executive officers as a group (9 persons)	24,928,672	(9)	57.3%	57.3%	21,018,672

Greater than 5% Shareholders:

Trivest Global Holdings Limited (10)	20,000,000		50.6%	50.6%	20,000,000

Ryan Hartwell	20,000,000	(11)	50.6%	50.6%	20,000,000

Maxim Partners LLC (12)	3,750,000		9.5%	9.5%	3,750,000

Other Registered Shareholders:**			%	%

* Represents beneficial ownership of less than 1% of our outstanding common shares.

** To be filed by amendment.

(1)	Applicable percentages before the Direct Listing are based on 39,561,772 shares outstanding as of June 1, 2026, adjusted as required by rules of the SEC. Unless otherwise indicated in the footnotes to this table, the Company believes that each of the shareholders named in the table has sole voting and investment power with respect to the common shares indicated as beneficially owned by them.
(2)	Includes 20,000,000 common shares held by Trivest; 338,672 common shares held by the Carlisle Group Defined Contribution Plan; and presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 710,000 of our common shares. Mr. Miller may be considered the beneficial owner of all of the common shares owned by Trivest due to his one-third ownership of the company with Ms. Elliott and Dr. Hartwell. Mr. Miller may also be deemed to possess voting and dispositive power over the common shares owned by the Carlisle Group Defined Contribution Plan as its trustee.
(3)	Includes presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 210,000 of our common shares.
(4)	Includes 20,000,000 common shares held by Trivest and presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 1,020,000 of our common shares. Ms. Elliott may be considered the beneficial owner of all of the common shares owned by Trivest due to her one-third ownership of the company with Mr. Miller and Dr. Hartwell.
(5)	Includes presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 400,000 of our common shares.
(6)	Includes presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 560,000 of our common shares.
(7)	Includes presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 610,000 of our common shares.
(8)	Includes presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 400,000 of our common shares.
(9)	Includes presently exercisable, or exercisable within 60 days of June 1, 2026, warrants to purchase 3,910,000 of our common shares.
(10)	The shares held by Trivest Global Holdings Limited are beneficially owned by Mark Miller, Susan Elliott, and Dr. Ryan Hartwell.
(11)	Trivest is jointly owned by Mr. Miller and Ms. Elliott, who are officers and directors of the Company, and Dr. Ryan Hartwell.
(12)	Maxim Partners, the corporate parent of Maxim Group LLC, is the beneficial owner of the securities set forth in the table. MJR Holdings LLC is the managing member of Maxim Partners LLC. Cliff Teller is the Chief Executive Officer of MJR Holdings LLC and has dispositive power over the securities held by Maxim Partners.

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DESCRIPTION OF SECURITIES

The following description summarizes the material terms and provisions of the common shares that we may issue in connection with the Direct Listing. It may not contain all the information that is important to you. For the complete terms of our common shares, please refer to our notice of articles and articles of incorporation (collectively, the “Articles”), which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.” The Business Corporations Act (British Columbia) (“BCBCA”) may also affect the terms of these securities. The summary below is qualified in its entirety by reference to our Articles as in effect at the time of effectiveness of this registration statement.

Our Articles authorize us to issue an unlimited number of common shares without par value. As of June 1, 2026, there were 39,561,772 common shares issued and outstanding held by 245 holders of record.

Common Shares

Voting

The holders of common shares are entitled to one vote per share with respect to each matter on which the holders of our common shares are entitled to vote.

All holders of common shares will be entitled to receive notice of any meeting of shareholders, and to attend and vote at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class as required by law. A quorum for the transaction of business at a meeting of shareholders is satisfied if at least two persons who are, or who represent by proxy, shareholders who in the aggregate hold at least 5% of the issued common shares entitled to be voted at the meeting are present. Directors are elected annually at the annual general meeting by the shareholders entitled to vote in person or by proxy. All actions by shareholders are approved by a majority of votes cast or two-thirds of the votes cast in the case of passing a special resolution, except as otherwise required by law. The Articles do not provide for cumulative voting.

Other Terms

In the event of our liquidation, dissolution or winding up, the holders of common shares shall be entitled to share equally and ratably in all assets remaining legally available for distribution to shareholders. Holders of common shares have no preemptive, subscription, redemption, sinking fund, or conversion rights.

Dividends

The Company has never paid any dividends. The holders of common shares are entitled to receive dividends ratably when, as and if declared by the board of directors out of funds legally available therefor. The payment of dividends on our common shares in the future will depend on our earnings, capital requirements, operating and financial condition, and such other factors as our board of directors may consider appropriate. We currently expect to use all available funds to finance the future development and expansion of our business and do not anticipate paying dividends on our common shares in the foreseeable future.

Amendment of Articles

The Company can amend the Articles by special resolution, except as otherwise set forth in the Articles.

Equity Compensation Information

As of the date of this prospectus, we did not have any compensation plans under which we could issue common shares. Our Board has approved an equity incentive plan (the “Plan”) and reserve a number of common shares equal to ten percent (10%) of the total number of common shares outstanding, for issuance to directors, certain members of management and key employees of the Company pursuant to the Plan. The Plan will not become effective until approved by the Company’s shareholders.

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Residual Interests

The Company issued residual interest accompanying a private placement as discussed in Note 6 of the notes to the financial statements for the period ended March 31, 2026 included in this prospectus. The residual interests in future revenues attributable to the Company’s first product to generate revenue and the net value attributable to the Company from a change in control. The private placement stipulated that for each dollar invested, $0.99 was allocated toward the purchase of common shares and $0.01 was allocated towards the purchase of residual interests. The investor’s rights to any residual interest payments began upon the closing of the private placement and continues until the earlier of a change in control or the 15-year period beginning with the first annual payment for such interest in revenues. The investor’s residual interest percentage amount is calculated by dividing the amount invested in the offering by one million multiplied by one-half of one percent.

The Company recorded residual interest debt of 118,438 and $115,514 at March 31, 2026 and December 31, 2025, respectively, in accordance with ASC 470-10-25 using management’s assumptions related to timing and amounts of expected future revenue to calculate the present value. The Company recorded interest expense of $2,924 and $2,290 for the three months ended March 31, 2026 and 2025, respectively. The forecasted amounts resulted in an effective interest rate of approximately 10.13%.

Outstanding Warrants

We have issued warrants exercisable into common shares to members of our board, advisory board, management and key employees and consultants through individual compensation arrangements. As of March 31, 2026, there were warrants outstanding to purchase a total of 5,527,000 common shares which expire between 2026 and 2035, issued pursuant to these compensation arrangements. These warrants entitle the holder to purchase one share of our common shares at an exercise price ranging from $1.00 to $5.00 per common share, with a weighted average exercise price of $0.70 per share. Each of these warrants has a net exercise (also known as a cashless exercise) provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common shares at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of dividends, share splits, reorganizations and reclassifications and consolidations.

As of March 31, 2026, there were warrants outstanding to purchase a total of 452,400 common shares, which expire in 2033 and 2034, that were issued in connection with our prior convertible promissory note offerings. On February 15, 2026, we issued 3,308,737 common shares upon the conversion of all our outstanding convertible notes and no convertible notes remain outstanding. The warrants issued in connection with the convertible notes entitle the holder to purchase one of our common shares at an exercise price of $2.50 per common share. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common shares at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of dividends, share splits, reorganizations and reclassifications and consolidations.

Transfer Agent

The transfer agent and registrar for our common shares is Odyssey Trust Company.

Potential Listing

We have applied to list our common shares on Nasdaq under the symbol “BRBM.” If our listing application is approved, we expect to list our common shares on Nasdaq upon the effectiveness of the registration statement of which this prospectus forms a part. No assurance can be given that our listing application will be approved or that our common shares will be listed on Nasdaq. This offering will occur only if Nasdaq approves the listing of our common shares.

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SHARES AVAILABLE FOR FUTURE SALE

Prior to the listing of our common shares on Nasdaq, there has been no public market for our common shares. Sales of a substantial number of our common shares in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common shares and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Registered Shareholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

After the Direct Listing, a total of          common shares will be outstanding, including          common shares registered for resale under the registration statement of which this prospectus forms a part. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain shareholders, substantially all of our common shares may be sold after our initial listing on Nasdaq, either by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the common shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling common shares on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

●	1% of the number of common shares then outstanding, which will equal approximately shares immediately after our registration; or

●	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling common shares on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

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Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Selling Restrictions in Canada

The Company is not a “reporting issuer” in any jurisdiction of Canada. The common shares offered hereunder have not been qualified by a prospectus in Canada and may not be offered or sold in Canada except pursuant to a Canadian prospectus or an exemption from the prospectus requirements under applicable securities laws.

In addition, any sale of any of our common shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of the voting rights attached to our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities and prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there certain other conditions have been satisfied in accordance applicable Canadian securities laws.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We have applied to list our common shares on Nasdaq. Prior to the listing of our common shares on Nasdaq, there has been no public market for our common shares. Our common shares have a limited history of trading in private transactions. On April 6, 2026, we issued 45,000 shares in a private placement at $10 per share with proceeds of $450,000. From March 2023 through February 2026 we issued convertible promissory notes to investors with an aggregate face value of $9.08 million for aggregate gross proceeds of $6.93 million. The Company could voluntarily prepay the notes in full or part at any time, provided however, the notes could not be prepaid within thirty days prior to a qualified financing. To induce the holders of these and earlier issued convertible notes to convert their notes to common shares, we agreed to convert the outstanding principal and all accrued and unpaid interest under the notes at a conversion price of $3.00 per share, and on February 15, 2026, we issued 3,308,737 common shares upon the conversion of $9.08 million in convertible notes. We have no outstanding convertible notes as of the date of this prospectus. With the convertible notes issued in fiscal year ended September 30, 2024, we issued warrants to purchase up to 222,000 of our common shares. The warrants issued in connection with the convertible notes are immediately exercisable upon issuance for a period of five years at an initial exercise price of $2.50 per share, subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis. On December 5, 2022, we sold 50,000 units, with each unit consisting of one common share, at a price of $2.00 per share, and one warrant to purchase three common shares, at a price of $0.90 per warrant, in a private placement. In the year ended September 30, 2022, we sold an aggregate of 495,182 units, with each unit consisting of one common share, at a price of $2.00 per share, and one warrant to purchase three common shares, at a price of $0.90 per warrant, in private placements. On September 12, 2022, we issued 42,500 common shares to C6 Carbon Patent Group, Inc. in payment of incurred charges of $80,000 at a price of $2.00 per share. On May 31, 2022, we issued 18,146 common shares to Harter Secrest & Emery LLP as partial settlement of outstanding legal fees and expenses incurred by the Company at a price of $2.00 per share.

While the Advisor is expected to consider this information in connection with setting the opening public price of our common shares, this information may have little or no relation to broader market demand for our common shares and thus the opening public price and subsequent public price of our common shares on Nasdaq. As a result, you should not place undue reliance on these historical private sale prices as it may differ materially from the opening public price and subsequent public price of our common shares on Nasdaq.

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MATERIAL TAX CONSIDERATIONS FOR U.S. HOLDERS

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE SECURITIES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

The following is a summary of certain material United States federal income tax consequences to you of the acquisition, ownership and disposition of our securities. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, and, except as otherwise specifically provided herein, it does not address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of our Securities by particular investors, and does not address state, local or non-U.S. tax laws, or any aspect of U.S. federal tax law other than income taxation (such as the estate and gift tax). In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, partnerships and other pass-through entities, dealers or traders in securities or currencies, investors that will hold our Shares as part of straddles, hedging transactions, conversion transactions or other integrated transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). This discussion is limited to holders who purchase our securities pursuant to this prospectus.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds the securities, the tax treatment of a partner in the partnership will depend on the status of the partner, upon the activities of the partnership, and upon certain determinations made at the partner level. Accordingly, partnerships holding the securities and the partners in such partnerships should consult their tax advisors regarding the specific United States federal income tax consequences to them.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of securities who, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state or in the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

General Principles Related to Taxation of U.S. Holders

Distributions on our Common Shares. A distribution of cash or other property (other than certain pro rata distributions of our capital stock) in respect of our common shares owned by a U.S. Holder generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares, and then as capital gain (which will be treated in the manner described below under “Sale or Other Taxable Dispositions of Shares”). In the case of certain non-corporate U.S. Holders, any distribution on our common shares treated as a dividend generally will be eligible for a reduced tax rate so long as certain holding period and other requirements are met. In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

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Residual Interests. The U.S. tax treatment of payments in respect of the residual interests in net revenues and upon a Change of Control described above under “Description of Capital Stock and Residual Interests” is unclear. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of the Residual Interest Payments.

Foreign Tax Credit. Subject to certain conditions and limitations, Canadian tax withheld from dividends paid on our common shares may be deducted by a U.S. holder from adjusted gross income or claimed as a credit against the U.S. holder’s U.S. federal income tax. A U.S. holder may claim a deduction for Canadian taxes withheld from dividends paid in a taxable year only if the U.S. holder elects to deduct all foreign income taxes paid in that taxable year. A credit may be claimed against U.S. federal income tax only up to an amount equal to the U.S. federal tax on the U.S. holder’s foreign source income. The credit is calculated separately with respect to different categories of income. Dividends paid on our common shares will generally constitute foreign source “passive category income” for foreign tax credit purposes. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and availability of a foreign tax credit depends on numerous factors. Each U.S. holder should consult with its own tax advisor to determine whether its income with respect to our common shares would be foreign source income and whether and to what extent that U.S. holder would be entitled to a foreign tax credit.

Sale or Other Taxable Dispositions of Shares. Upon a sale, exchange or other disposition of the Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such security. Any gain or loss so recognized on such security generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such security for more than one year at the time of such sale, exchange or other disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations.

Medicare Tax. A U.S. person that is an individual or estate, or a trust that does not fall into the special classes of trusts that are exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of the Shares, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our securities.

Other Considerations for U.S. Holders

If we become a “Passive Foreign Investment Company” or a “Controlled Foreign Corporation” (an “Excepted Entity”), the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of the Shares. Our management is currently of the opinion that there is a low likelihood that we will become an Excepted Entity. However, whether we are an Excepted Entity is fact-intensive determination made on an annual basis and we cannot provide any assurance regarding whether we are or will be an Excepted Entity for the current or future taxable years. The below describes selected aspects of the rules related to Excepted Entities. Because of the complexity of these rules, a more detailed review is beyond of the scope of this discussion.

Passive Foreign Investment Company. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under special rules.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in an offering.

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Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from this and subsequent offerings in our business. There can be no assurance that we will not be considered a PFIC for any taxable year. Even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurance that the IRS will agree with our conclusion. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our common shares, regardless of whether we continue to meet the tests described above.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our common shares) and (b) any gain realized on the sale or other disposition of our common shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above.

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock” which is defined as stock that is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. At this time, this election is not available. The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our common shares.

Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of stock or the total value of the stock of our Company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our Company, we would be treated as a “controlled foreign corporation” (“CFC”) under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our Company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our Company by such a 10% U.S. Holder of our common shares at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our common shares, the consequences to them of an investment in a CFC, and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our common shares.

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Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or other taxable disposition that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in our common shares, subject to certain exceptions. Penalties for failure to file certain of these information returns are substantial. For example, U.S. Holders paying more than $100,000 for our common shares generally may be required to file IRS Form 926 reporting the payment of the purchase price for our common shares to us. In addition, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold stock or security issued by a non-U.S. person with an aggregate value exceeding certain reporting thresholds unless held in accounts maintained by a financial institution (Form 8938). Special reporting requirements apply to Excepted Entities. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their purchase, ownership and disposition of common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES AND RESIDUAL INTERESTS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, our common shares, and who, for purposes of the Tax Act and at all relevant times: (i) holds the common shares as capital property; (ii) deals at arm’s length with, and is not affiliated with, us; (iii) is not, and is not deemed to be, resident in Canada; (iv) does not use or hold and will not be deemed to use or hold, our common shares in the course of carrying on, or otherwise in connection with, a business carried on in Canada, (v) is not a person who carries on an insurance business in Canada and elsewhere, and (vi) is not an “authorized foreign bank” (as defined in the Tax Act) (a “Non-Resident Holder”). Generally, our common shares will be considered to be capital property to a Non-Resident Holder provided the Non-Resident Holder does not hold our common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an authorized foreign bank (as defined in the Tax Act). All such Non-Resident Holders should seek advice from their own tax advisors.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, the current provisions of the Convention between Canada and the United States of America in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and management’s understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental, or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

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Non-Resident Holders should consult their own tax advisors with respect to an investment in our common shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our common shares should consult their own tax advisors with respect to their particular circumstances.

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of our common shares, including dividends, adjusted cost base, and proceeds of disposition, which are denominated in a currency other than the Canadian dollar, must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to income tax under the Tax Act on a disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the Nasdaq) at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property. Even if the common shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such common shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Receipt of Dividends

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s common shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend, although such rate may be reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canadian-United States Income Tax Convention (1980) (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder beneficially owns such dividends, is fully entitled to benefits under the Treaty, and is a resident of the United States for the purposes of the Treaty (unless the beneficial owner is a corporation that owns at least 10% of the voting stock of the Company at that time, in which case the rate of withholding tax is reduced to 5%) and is a resident of the United States for the purposes of the treaty. Certain entities (including most limited liability companies) that are treated as being fiscally transparent for U.S. federal income tax purposes will not qualify as residents of the United States for Treaty purposes and therefore will not be entitled to relief from Canadian tax under the provisions of the Treaty. However, the Treaty allows certain U.S. resident owners of transparent entities to derive benefits of the Treaty under certain circumstances. Non- Resident Holders should seek advice from their own tax advisors in this regard.

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PLAN OF DISTRIBUTION

The Registered Shareholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their common shares covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the common shares are listed for trading. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of common shares by the Registered Shareholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration of our common shares and listing of our common shares, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Shareholder may, or may not, elect to sell their common shares or the prices at which any such sales may occur, and there can be no assurance that any Registered Shareholders will sell any or all of their common shares covered by this prospectus.

We will not receive any proceeds from the sale of common shares by the Registered Shareholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We have engaged the Advisor to advise and assist us with respect to certain matters relating to the Direct Listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing, developing and assisting with our investor communication strategy in relation to the Direct Listing, and being available to consult with Nasdaq, including on the day that our common shares are initially listed on the Nasdaq Global Market.

In addition, the Advisor will determine when our common shares are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our common shares in consultation with us, except as described herein.

On the day that our common shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our common shares are ready to trade, Nasdaq will calculate the Current Reference Price for our common shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our common shares on Nasdaq will commence.

Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our common shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

122

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy common shares at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of common shares at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained—a limit order to buy 500 common shares at an entered bid price of $10.01 per share and a limit order to sell 200 common shares at an entered asking price of $10.00 per share—the Current Reference Price would be selected as follows:

●	Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.
●	Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.
●	Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for common shares at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

The Advisor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade.

Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in our common shares in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in our common shares on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our common shares will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and our common shares will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our common shares are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the Direct Listing. Neither we nor the Registered Shareholders (except for the Advisor, who is also a Registered Shareholder) will be involved in Nasdaq’s price-setting mechanism nor will we or any other Registered Shareholder (except for the Advisor, who is also a Registered Shareholder) coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

123

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our common shares, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of common shares that can be paired off the Current Reference Price, the number of common shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold common shares to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our common shares may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly.

In addition, to list on Nasdaq, we are also required to have at least four registered and active market makers. If the Advisor registers as a market maker in our common shares, it will not commence active market-making activities in our common shares until after the completion of the opening cross/trade on the Nasdaq Global Market. We also expect to engage other market makers, whose active market-making activities will similarly not commence until after the completion of the opening cross/trade.

In addition to sales made pursuant to this prospectus, the common shares covered by this prospectus may be sold by the Registered Shareholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, common shares may be sold in such states only through registered or licensed brokers or dealers.

A Registered Shareholder may from time to time transfer, distribute (including distributions in kind by Registered Shareholders that are investment funds), pledge, assign, or grant a security interest in some or all the common shares owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the common shares from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the Registered Shareholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Shareholders under this prospectus. The Registered Shareholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Shareholder that is an entity may elect to make an in-kind distribution of common shares to its members, partners, or shareholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Shareholders utilize a broker-dealer in the sale of the common shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Shareholder or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal.

In connection with its engagement as our financial advisor, the Advisor will be entitled, upon consummation of the direct listing, a cash fee of $1,000,000, payable in twelve (12) monthly installments, beginning on the date of the direct listing. Notwithstanding the foregoing, if we raise an aggregate of $5,000,000 in gross proceeds from a financing (not including proceeds from company introduced investors) prior to satisfaction of the advisory cash fee obligation, then the balance of the advisory cash fee shall be immediately due and payable. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that such expenses may not exceed $5,000 without our prior authorization.

In addition, pursuant to our agreement with the Advisor, for a period of twelve (12) months from the date of the consummation of the Direct Listing, if we propose to (i) effect a public offering of our securities on a U.S. exchange or (ii) effect a private placement of our securities or other financing, we are obligated to offer to retain the Advisor as our exclusive underwriter and book running manager, our exclusive placement or sales agent, or our exclusive advisor, as applicable, in connection with such financing or transaction, upon such reasonable and customary terms as the Advisor and we may mutually agree, with such terms to be set forth in a separate engagement letter or other agreement between the Advisor and us.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation or sales of our common shares in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, the Advisor served as a placement agent for the Company in connection with the private placement in 2017. We issued warrants exercisable into 19,200 common shares to Maxim Partners LLC, the owner of the Advisor, in connection with their services as placement agent in the 2017 private placement. All of these warrants have since expired unexercised pursuant to their terms. As of March 31, 2026, Maxim Partners LLC beneficially owns 3,750,000 common shares.

124

LEGAL MATTERS

The validity of the issuance of the common shares will be passed upon for us by our counsel, Fasken Martineau DuMoulin LLP, Toronto, Ontario, Canada.

EXPERTS

Davidson & Company, LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2025, September 30, 2024, and the three months ended December 31, 2024, as set forth in its report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Davidson & Company, LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common shares covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. All filings we make with the SEC are available on the SEC’s website at www.sec.gov.

Immediately upon the effectiveness of the registration of which this prospectus forms a part, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. We also maintain a website at www.birchbiomed.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our securities.

125

BIRCHBIOMED INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

BirchBioMed Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BirchBioMed Inc. (the “Company”), as of December 31, 2025, December 31, 2024, and September 30, 2024, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2025, three month period ended December 31, 2024, and year ended September 30, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of BirchBioMed Inc. as of December 31, 2025, December 31, 2024, and September 30, 2024, and the results of its operations and its cash flows for the year ended December 31, 2025, three month period ended December 31, 2024 and year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. BirchBioMed Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants

Licensed Public Accountants

Vancouver, Canada

March 27, 2026

F-2

BirchBioMed Inc.

Balance Sheets

	December 31,	December 31,	September 30,
	2025	2024	2024
Assets
Current Assets:
Cash	$3,431,079	$824,343	$1,614,135
Other current assets	179,568	170,365	158,868
Total Current Assets	3,610,647	994,708	1,773,003
Total Assets	$3,610,647	994,708	$1,773,003

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable and accrued liabilities	$654,651	$587,202	$514,141
Accrued payroll liabilities	287,291	951	1,932
Current portion of convertible notes payable	2,569,160	-	-
Total Current Liabilities	3,511,102	588,153	516,073
Convertible notes payable, at fair value	6,751,848	3,365,769	3,326,202
Residual interest debt	115,514	104,512	101,900
Total Liabilities	$10,378,464	$4,058,434	$3,944,175

Stockholders’ Deficit:
Common stock, no par value per share; unlimited amount authorized: 36,208,035 at December 31, 2025, and 32,884,783 issued and outstanding December 31, 2024 and September 30, 2024	$9,380,767	$9,332,767	$9,332,767
Additional paid in capital	8,466,843	7,664,992	7,664,992
Accumulated deficit	(24,615,427)	(20,061,485)	(19,168,931)
Total Stockholders’ Deficit	(6,767,817)	(3,063,726)	(2,171,172)
Total Liabilities and Stockholders’ Deficit	$3,610,647	$994,708	$1,773,003

The accompanying notes are an integral part of the financial statements.

F-3

BirchBioMed Inc.

Statements of Operations

	For year ended	For period ended	For year ended
	December 31,	December 31,	September 30,
	2025	2024	2024

Operating Expenses:
Research and development	$219,035	$194,963	$479,390
General and administrative	3,240,033	657,573	2,868,580
Total operating expenses	3,459,068	852,536	3,347,970
Loss from operations	(3,459,068)	(852,536)	(3,347,970)
Foreign exchange gain	1,742	2,276	2,509
Interest expense	(12,038)	(2,727)	(10,221)
Change in fair value of convertible notes payable	(1,084,578)	(39,567)	(125,760)
Other income (expense)	-	-	124,183
Total other expense	(1,094,874)	(40,018)	(9,289)
Net loss	$(4,553,942)	$(892,554)	$(3,357,259)

Net loss applicable to common stockholders per common share - basic and diluted	$(0.13)	$(0.03)	$(0.10)

Weighted-average number of common shares used per common share applicable to common stockholders - basic and diluted	34,338,124	32,884,783	32,853,344

The accompanying notes are an integral part of the financial statements.

F-4

BirchBioMed Inc.

Statements of Stockholders’ Equity (Deficit)

Year Ended December 31, 2025 and the Period December 31, 2024

	Common Stock		Additional paid in	Accumulated	Total stockholders’ equity
	Shares	Amount	capital	deficit	(deficit)
Balance at October 1, 2023	32,809,783	9,188,767	6,078,709	(15,811,672)	(544,196)

Issuance of common shares for services	75,000	144,000	-	-	144,000

Share-based compensation expense	-	-	1,230,212	-	1,230,212

Warrants issued in conjunction with convertible notes payable	-	-	356,071	-	356,071

Net loss	-	-	-	(3,357,259)	(3,357,259)

Balance at September 30, 2024	32,884,783	$9,332,767	$7,664,992	$(19,168,931)	$(2,171,172)

Net loss	-	-	-	(892,554)	(892,554)

Balance at December 31, 2024	32,884,783	$9,332,767	$7,664,992	$(20,061,485)	$(3,063,726)

Share-based compensation expense	-	-	563,351	-	563,351

Warrants exercised	3,298,252	-	238,500	-	238,500

Issuance of common shares for services	25,000	48,000	-	-	48,000

Net loss	-	-	-	(4,553,942)	(4,553,942)

Balance at December 31, 2025	36,208,035	$9,380,767	$8,466,843	$(24,615,427)	$(6,767,817)

The accompanying notes are an integral part of the financial statements.

F-5

BirchBioMed Inc.

Statements of Cash Flows

	For year ended	For period ended	For year ended
	December 31,	December 31,	September
	2025	2024	2024
Cash flows from operating activities:
Net loss	$(4,553,942)	$(892,554)	$(3,357,259)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in fair value of convertible notes payable	1,084,578	39,567	125,760
Noncash interest expense associated with residual interest debt	11,002	2,612	(2,327)
Forgiveness of Canadian economic stimulus note payable			(7,547)
Common share based compensation expense	563,351	-	1,230,212
Convertible notes issued for services	300,661	-
Common shares issued for services	48,000	-	144,000
Changes in operating assets and liabilities:
Other current assets	(9,203)	(11,497)	(46,030)
Accounts payable and accrued liabilities	67,449	73,061	243,679
Accrued payroll liabilities	286,340	(981)	(114)
Net cash used in operating activities	(2,201,764)	(789,792)	(1,669,626)

Cash flows from financing activities:

Proceeds from issuance of convertible notes payable	4,570,000	-	1,920,000
Proceeds from exercise of warrants	238,500	-	-
Principal payments of Canadian economic stimulus note payable	-	-	(18,040)
Net cash provided by financing activities	4,808,500	-	1,901,960

Increase (decrease) in cash	2,606,736	(789,792)	232,334

Cash at beginning of period	824,343	1,614,135	1,381,801

Cash at end of period	$3,431,079	$824,343	$1,614,135

Supplementary cash flow information
Cash paid for interest	$1,036	$115	$235

Supplemental Disclosure of Non-Cash Financing Activities
Issuance of 2,419,252 shares upon cashless exercise of warrants

The accompanying notes are an integral part of the financial statements.

F-6

BirchBioMed Inc.

Notes to Financial Statements

1.	Organization and Nature of Business

BirchBioMed Inc. (“Birch” or “The Company”) was incorporated under the laws of the Province of British Columbia, Canada in February 2015. The Company is a clinical-stage immunology company focused on the evaluation and development of commercially viable anti-scarring drugs and autoimmune therapeutics. A University of British Columbia (“UBC”) spinoff, Birch holds the exclusive, worldwide non-perpetual pharmaceutical license from UBC for two medical therapeutic technologies that mark significant breakthroughs in the treatment of fibrosis and certain autoimmune diseases.

The Company has completed one Phase 2 clinical trial that showed statistically significant, positive results of a double-blind study into the safety and efficacy of Birch’s lead drug candidate (“FS2”) in the treatment of mature keloid scars. Birch is currently conducting a Health Canada approved Phase 2b/3 clinical trial to evaluate the safety and efficacy of FS2 in scar prevention. The Company is also facilitating other studies determining other uses and medical applications for FS2 and other product candidates.

Risk and Uncertainties

The Company’s efforts are focused on obtaining approvals from Health Canada, the US Food and Drug Administration (“FDA”) and other foreign regulatory agencies prior to initial commercial sales. There can be no assurances that the Company’s current and future product candidates will receive the necessary approvals. If approval is denied or delayed, it may have a material adverse impact on the Company’s business and financial condition.

The Company is subject to risks common to early-stage companies in the pharmaceutical industry, including dependence on the clinical and commercial success of its product candidates, ability to obtain regulatory approval of its product candidates, compliance with regulatory requirements, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of the Company’s approved products, if any, by physicians and patients, significant competition and ability to manage third-party manufacturers, suppliers and contract research organizations.

2.	Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“US GAAP”) and are presented in U.S. Dollars (“USD”).

Fiscal Year-End Change and Transition Period

Effective 2024, the Company changed its fiscal year end from September 30 to December 31. As a result of this change, the Company presents:

● Audited financial statements for the year ended December 31, 2025,

● Audited financial statements for the year ended September 30, 2024, and

● Audited financial statements for the three-month transition period ended December 31, 2024.

F-7

BirchBioMed Inc.

Notes to Financial Statements

The three-month period from October 1, 2024 through December 31, 2024 represents a transition period and is not comparable to the full fiscal years presented. The accompanying statements of operations and cash flows present the transition period as a separate column and should be read in conjunction with the full fiscal year periods. The change aligns the Company’s reporting calendar with peer companies and operational planning cycles. Comparative information as of and for the year ended September 30, 2024 has been included for reference.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgements and assumptions that affect the amounts reported in the financial statements. On an ongoing basis, management evaluates its estimates, including those related to accrued research and development expenses, share-based payment compensation, residual interest debt, fair value of warrants issued with convertible notes, and fair value of convertible notes payable. Management bases its estimates on historical experience and on assumptions that it believes are reasonable, however, actual results could significantly differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

Foreign Currency

The Company’s functional and reporting currency is “USD”. Foreign currency transactions, including those conducted in Canadian dollars (“CAD”), are initially measured in USD on the day the transaction is recorded. Foreign currency denominated monetary assets and liabilities are measured at year end using the exchange rate at that date, with the corresponding transaction gain or loss recorded in the statement of operations as foreign exchange gain (loss). All amounts herein are presented in USD unless otherwise noted.

Cash

Cash includes bank demand deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Other Current Assets

Other current assets primarily comprise prepaid expenses and recoverable Harmonized Sales Tax (“HST”) amounts. Prepaid expenses include related party contract labor costs paid in advance, which are recognized as expenses over the periods to which they relate. Recoverable HST represents amounts paid to Canadian vendors for goods and services, which are refundable from the Canada Revenue Agency (“CRA”). These refundable amounts are recorded at their estimated recoverable values based on Canadian vendor invoices and are included in other current assets until the refunds are received.

Fair Value Option

ASC 825-10, Financial Instruments, provides a fair value option (the “FVO”) election that allows companies an irrevocable election to use fair value as the initial and subsequent accounting measurement attribute for certain financial assets and liabilities. ASC 825-10 permits entities to elect to measure eligible financial assets and liabilities at fair value on an ongoing basis. Changes in fair value on items for which the FVO has been elected are generally reported in earnings and changes in fair value caused by instrument specific credit risk is recorded within other comprehensive income. The decision to elect the FVO is determined on an instrument-by-instrument basis, must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to ASC 825-10 are required to be reported separately from those instruments measured using another accounting method.

Issuance costs associated with instruments accounted for under the FVO are expensed as incurred.

F-8

BirchBioMed Inc.

Notes to Financial Statements

Common Stock Warrants

The Company has entered into certain financing transactions which involved the issuance of both convertible notes and warrants. The warrants are considered freestanding financial instruments. These warrants are recorded within equity as they are classified within stockholders’ equity and indexed to the Company’s own stock in accordance with ASC 815-40. These warrants were initially recorded at the allocated proceeds from the transaction and are not adjusted for subsequent changes in fair value.

Residual Interest Debt

Residual interest debt provides for the holders to receive a percentage of the future revenues attributable to the Company’s first product to generate revenue. These amounts are recorded as debt in accordance with ASC 470-10-25 using management’s assumptions related to timing and amounts of expected future revenue to calculate the estimated value. The Company amortizes the liability over the life of the agreement using the effective interest method. The Company determines the effective interest rate based on expected future revenue. When the amount and timing of the estimated future cash flows change, the Company uses the prospective approach to compute a new effective interest rate which is used to adjust the carrying value of the debt based on the revised estimated cash flows, discounted at the new effective interest rate.

Share-Based Payment Arrangements

The Company utilizes equity incentives which include warrants that may be granted to employees, directors, consultants, and in consideration for services performed.

Share-based compensation expense related to warrants granted to employees, directors, and non-employees is measured based on the estimated fair value at the grant date, determined using the Black-Scholes option pricing model, and is recognized ratably over the requisite service period for employees or over the same period for which cash compensation would be recognized for nonemployees. For performance-based awards, share-based compensation expense is recognized when it is deemed probable that the performance condition will be met.

Fair Value of Financial Instruments

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The input hierarchy is broken down into three levels based on the reliability of the inputs as follows.

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation does not entail a significant degree of judgment.

F-9

BirchBioMed Inc.

Notes to Financial Statements

Level 2 - Valuations based on quoted prices that are not active or for which all significant inputs are observable directly or indirectly. The Company currently has no assets or liabilities that are valued using Level 2 inputs.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s cash, other current assets, accounts payable and accrued liabilities and residual interest debt approximate fair value given their short-term nature.

Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (primarily interest rate risk). Risk management is carried out by the Company by identifying and evaluating the financial risks inherent within its operations. The Company’s overall risk management activities seek to minimize potential adverse effects on the Company’s financial performance.

Liquidity risk

The Company is exposed to liquidity risk related to its financial liabilities, including accounts payable and accrued liabilities, and convertible debt. Management monitors liquidity through cash flow forecasts.

Research and Development

Costs to develop the Company’s products are expensed in the period which they are incurred and included in research and development expenses in the accompanying statements of operations.

General and Administrative

Costs to develop and support the Company’s daily operations and administration are expensed in the period which they are incurred and included in general and administrative expenses in the accompanying statements of operations.

Income Taxes

The Company is considered to be a taxable entity under the Income Tax Act in Canada. Deferred tax is recognized in respect of temporary differences between the carrying amounts (tax base) of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rate expected to apply when the underlying asset or liability is realized (settled) based on the rates that are enacted at the reporting date. A deferred tax asset is recognized for unused tax losses and tax credits, reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making the assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments, and which may or may not accurately forecast actual outcomes.

F-10

BirchBioMed Inc.

Notes to Financial Statements

At December 31, 2025 management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company’s income tax filings are subject to audit by various Canadian authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense in the period which they are incurred.

Basic and Diluted Loss Per Common Share

The Company calculates its basic and diluted net income or loss per share (EPS), as defined by ASC 260-10. Basic EPS is computed by dividing net income or loss applicable to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Net income or loss applicable to common stockholders is calculated by adjusting net income or loss for the effect of net income or loss attributed to other classes of equity instruments, including the effect of deemed dividends. The diluted effect of outstanding warrants issued by the Company are reflected in diluted EPS using the treasury stock method and are excluded if the effect is anti-dilutive. The diluted effect of the potential conversion of the outstanding convertible notes into common stock are reflected in diluted EPS using the if-converted method and are excluded if the effect is anti-dilutive.

The following table presents potentially dilutive securities that have been excluded from the calculation of diluted EPS as the effect is anti-dilutive:

	December 31, 2025	December 31, 2024	September 30, 2024
Shares reserved for the settlement of outstanding warrants	5,527,000	9,846,975	9,846,975
Shares reserved for the settlement of outstanding convertible notes	3,011,727	1,329,420	1,293,846
	8,538,727	11,176,395	11,140,821

Recently Adopted Accounting Standards Update and Accounting Standards Not Yet Adopted

In July 2025, the Financial Accounting Standards Board issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. This ASU effectively simplifies the expected credit loss analysis on accounts receivable and contract assets. All entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

In December 2025, the Financial Accounting Standards Board issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements. The ASU clarifies and reorganizes existing interim reporting guidance to improve its operability and consistency, primarily by emphasizing that interim disclosures should focus on significant changes since the most recent annual reporting period. The amendments do not change the recognition or measurement of amounts reported in the financial statements. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The adoption of ASU 2025-11 is not expected to have a material impact on the Company’s consolidated financial statements.

F-11

BirchBioMed Inc.

Notes to Financial Statements

3.	Fair Value of Financial Assets and Liabilities

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2025:

	Total	(Level 1)	(Level 2)	(Level 3)
Convertible notes	$9,321,008	$-	$-	$9,321,008

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2024:

	Total	(Level 1)	(Level 2)	(Level 3)
Convertible notes	$3,365,759	$-	$-	$3,365,769

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of September 30, 2024:

	Total	(Level 1)	(Level 2)	(Level 3)
Convertible notes	$3,326,202	$-	$-	$3,326,202

During the year and December 31, 2025, the three month period ended December 31, 2024, and the year ended September 30, 2024 there were no transfers between Level 1, Level 2, and Level 3.

During the year ended December 31, 2025, transition period ended December 31, 2024 and the year ended September 30, 2024, the Company issued convertible notes and associated warrants, as discussed in Note 5 and 7. The convertible notes are accounted for at fair value with the residual amount of proceeds allocated to the warrants. The warrants are recorded within equity and are not subsequently remeasured for any changes in fair value.

The following table sets forth a summary of changes in the fair value of the convertible notes for the year ended December 31, 2025, the transition period ended December 31, 2024, and the year ended September 30, 2024 and for which fair value is determined by a level 3 input:

	December 31,	December 31,	September 30,
	2025	2024	2024
Balance at beginning of year	$3,365,769	$3,326,202	$1,636,513
Fair value of convertible notes payable at issuance	4,870,661	-	1,563,929
Changes in fair value of convertible notes payable	1,084,578	39,567	125,760
Balance at end of year	$9,321,008	$3,365,769	$3,326,202

F-12

BirchBioMed Inc.

Notes to Financial Statements

The significant assumptions used in the valuation model for the convertible notes include the implied discount rate and probability of a qualified financing. The implied discount rate is based on market interest rates for guideline instruments and considers company specific factors. The probability of a qualified financing is primarily based on the Company’s ongoing operations and a subjective assessment of the current financing environment.

	December 31,	December 31,	September 30,
	2025	2024	2024
Implied yield	3.69% - 4.04%	4.36%	4.67%
Probability of qualified financing	58.9% - 59.47%	50.45%	50.87%

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,	December 31,	September 30,
	2025	2024	2024
Trade payables	$548,897	$518,155	$463,931
Corporate credit cards	7,576	156	2,162
Professional fees	98,178	68,891	48,048
Total accounts payable and accrued liabilities	$654,651	$587,202	$514,141

5.	Convertible notes payable and warrants

For the year ended September 30, 2024, the Company issued convertible notes with a total principal balance of $1,920,000 and warrants to purchase 230,400 shares of the Company’s common stock in exchange for cash equal to the principal amount of the convertible notes. For the year ended September 30, 2023, the Company issued convertible notes with a principal balance of $1,850,000 and warrants to purchase 222,000 shares of the Company’s common stock in exchange for cash equal to the principal amount of the convertible notes

For the year ended December 31, 2025, the Company issued convertible notes with a principal balance of $4,570,000 in exchange for cash equal to the principal amount of the convertible notes. In addition, the Company issued convertible notes with an aggregate principal balance of $300,661 in satisfaction of outstanding accounts payable of an equivalent amount.

The convertible notes accrue interest at an annual rate of 8%-12%. The holders of the convertible notes are entitled to either receive a cash payment equal to the outstanding principal and interest or receive shares of the Company’s common stock. The outstanding principal amount, including accrued and unpaid interest, will automatically convert at the earlier of (i) the 36-month anniversary of the issuance date, (ii) a qualified financing as defined, or (iii) the bona fide sale of the Company at a contractual discount to the fair value of the shares. The Company can prepay the convertible notes in full or in part at any time, however, prepayment is not permitted within 30 days prior to a Qualified Financing.

F-13

BirchBioMed Inc.

Notes to Financial Statements

As of December 31, 2025, there were outstanding convertible notes with a principal balance of $8,640,661. As of December 31, 2024 and September 30 2024, there were outstanding convertible notes with a principal balance of $3,770,000. The Company elected the FVO to account for the convertible notes. As a result, the convertible notes are recorded at fair value at issuance and remeasured at each balance sheet date. The convertible notes were recorded at $9,321,008, $3,365,769, and $3,326,202 as liabilities as of December 31, 2025, December 31, 2024 and September 30, 2024, respectively. As of December 31, 2025, $2,569,160 of the convertible notes were classified as current liabilities and $6,751,848 were classified as noncurrent liabilities. As of December 31, 2024 and September 30, 2024, all convertible notes were classified as noncurrent liabilities. No portion of the change in fair value of the convertible notes was caused by changes in instrument specific credit risk and therefore all changes in fair value recognized as other income or expense.

The Warrant Holders are entitled to purchase the Company’s common shares at an exercise price of $2.50 per share. The Warrants are immediately exercisable and have a ten year contractual term.

6.	Residual interest debt

During the years ended September 30, 2016 through September 30, 2020, the Company issued rights to receive residual interests in future revenues attributable to the Company’s first product to generate revenue in conjunction with common shares issued in a private placement. For each dollar invested, $0.99 was allocated toward the purchase of common shares and $0.01 was allocated towards the purchase of residual interests resulting in $57,876 allocated to the residual interest debt. Under the terms of the agreement, the Company has significant continuing involvement, including the development, commercialization, and marketing of such products. As a result, the Company applied the debt recognition guidance under ASC 470, Debt, and recorded the upfront cash receipts as a liability. The liability is amortized under the effective interest method over the estimated life of the agreement.

The investor’s rights to any residual interest payments will begin upon the commercialization of the Company’s first product and continues until the earlier of a change in control or the 15-year period beginning with the first annual payment for the residual interest right. The investor’s residual interest percentage amount is calculated by dividing the amount invested in the offering by one million multiplied by one-half of one percent.

The following table presents the change in the residual interest debt liability for the year and period ended:

	For year ended	For period ended	For year ended
	December 31,	December 31,	September 30,
	2025	2024	2024
Liability at beginning of year	$104,512	$101,900	$104,227
Interest expense	11,002	2,612	(2,327)
Liability at end of year	$115,514	$104,512	$101,900

7.	Equity

A.	Common stock:

(1)	Authorized: Company is authorized to issue an unlimited number of common stock shares without par value.

(2)	Outstanding: There were 36,208,035, 32,884,783, and 32,884,783 shares of common stock outstanding as of December 31, 2025, December 31 2024, and September 30, 2024, respectively.

(3)	Reserved: There were 5,527,900 and 9,846,975 shares of common stock reserved for the exercise of warrants as of December 31, 2025, and both December 31, 2024 and September 30, 2024, respectively. There were 3,011,727 shares of common stock reserved for the settlement of convertible notes as of December 31, 2025, and 1,329,420 shares of common stock reserved for the settlement of convertible notes as of December 31, 2024 and September 30, 2024.

F-14

BirchBioMed Inc.

Notes to Financial Statements

B.	Stock-Based Compensation

From time to time, the Company issues warrants to purchase its common stock to employees and non-employees for previously rendered services. These warrants have a 10-year contractual term and are fully vested at issuance. The warrants are valued using a Black Scholes model and using the volatility, fair-value price, exercise price, risk-free interest rate and dividend yield appropriate at the date the warrants were issued.

In June 2020, the Company authorized and issued warrants to purchase 100,000 shares of common stock at an exercise price of $1.00 which vest upon the achievement of certain performance based vesting conditions. Of these awards, the vesting conditions were achieved for warrants to purchase 50,000 shares of common stock and 50,000 remain unvested as of December 31, 2024. These warrants expired December 31, 2025.

C.	Financing Warrants

The Company had 1,657,425 warrants outstanding to purchase 4,067,475 shares of common stock as of December 31, 2024, which were issued as part of a financing transaction. Of these warrants, 1,205,025 entitles the holder to purchase three shares of common stock and 452,400 entitles the holder to purchase one share of common stock

On August 25, 2025, financing warrant holders exercised 1,205,025 warrants to purchase an aggregate of 2,578,252 common shares, consisting of 159,000 shares issued upon cash exercise with proceeds of $238,500, and 2,419,252 shares issued pursuant to net (cashless) exercises of warrants.

	Number of Warrants	Weighted Average Exercise Price	Aggregate intrinsic value
Warrants outstanding September 30, 2024	1,657,425	$1.77	$1,518,332
Expired

Warrants outstanding December 31, 2024	1,657,425	$1.77	$1,518,332

Exercised - cash	(53,000)	1.50	-
Exercised - cashless	(1,152,025)	1.50	-
Warrants exercisable at December 31, 2025	452,400	$2.50	$-

At December 31, 2025, December 31, 2024, and September 30 2024, the weighted average remaining contractual term of the outstanding finance warrants was 7.81, 2.84, and 3.09 years, respectively.

F-15

BirchBioMed Inc.

Notes to Financial Statements

D.	Service and Performance Based Warrants

For the year ended December 31, 2025, 52,500 service-based warrants expired unexercised.

On September 4, 2025, service based warrant holders exercised 900,000 warrants on a cashless basis resulting in the issuance of 720,000 common shares.

The Company issued 800,000 warrants during the year ended December 31, 2025.

Warrant activity is summarized as follows:

	Service Based Warrants			Performance Based Warrants
	Number of Warrants	Weighted Average Exercise Price	Aggregate intrinsic value	Number of Warrants	Weighted Average Exercise Price	Aggregate intrinsic value
Warrants outstanding September 30, 2023	4,831,500	$1.53	$-	100,000	$1.00	$47,000
Granted	850,000	2.41	-	-	-
Expired	(2,000)	1.00		-	-
Warrants outstanding September 30, 2024	5,679,500	$1.66	$2,469,740	100,000	$1.00	$92,000

Warrants outstanding December 31, 2024	5,679,500	$1.66	$2,469,740	100,000	$1.00	$92,000
Granted	800,000	5.00	-	-	-
Exercised	(900,000)	1.00		-	-
Expired	(52,500)	$1.00		(100,000)	$1.00
Warrants outstanding and exercisable December 31, 2025	5,527,000	$2.26	$1,547,440	-	$-	$-

Warrants un-exercisable at December 31, 2025	-	$-	$-	-	$-	$-

Weighted average grant date fair value of warrants granted during
Year ended December 31, 2025	$0.70			n/a
Period ended December 31, 2024	$1.13			n/a
Year ended September 30, 2024	1.13			n/a

At December 31, 2025, December 31, 2024, and September 30 2024, the weighted average remaining contractual term of the outstanding warrants was 6.19, 5.55, and 5.80 years, respectively.

During the year ended September 30, 2024, the Company modified outstanding warrants to purchase 600,000 shares of common stock in order to extend the period the awards are exercisable for. The Company calculated incremental stock-based compensation expense of $266,938 as a result of the modification. The amount was recognized immediately as the awards were fully vested as of the modification date.

During the year ended September 30, 2024, the Company modified expired warrants to purchase 50,000 shares of common stock in order to extend the period the awards are exercisable for. The Company calculated incremental stock-based compensation expense of $70,863 as a result of the modification. The amount was recognized immediately as the awards were fully vested as of the modification date.

At December 31, 2024 and September 30, 2024, the Company had 100,000 performance-based warrants outstanding, of which 50,000 had vested and 50,000 were non-vested. The grant date fair value of these non-vested performance-based warrants is $75,150. These warrants expired on December 31, 2025.

F-16

BirchBioMed Inc.

Notes to Financial Statements

The fair value of the warrants issued was estimated using a Black Scholes model following assumptions:

	2025	2024
Expected term in years:	5	5 years
Expected volatility	66.70%	69.47% - 78.18%
Risk-free interest rate	3.73%	4.13%-4.68%
Expected dividend rate	0%	0%

Expected Term: The expected term of a warrant is the period-of-time that the warrant is expected to be outstanding. The Company used the simplified method to estimate the expected term for warrants granted to employees, directors, and consultants.

Expected Volatility: The Company utilizes comparable historical public company volatility over the same period-of-time as the life of the warrant.

Risk-free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes model on the implied yield at the grant date of the U.S. Treasury zero coupon issue with an equivalent term to the warrant award being valued. Where the expected term of a share-based payment award does not correspond with the term for which a zero-coupon interest rate is quoted, the Company uses the nearest interest rate from the available maturities.

Expected Dividend Rate: The Company has never paid any dividends and does not anticipate paying any dividends in the foreseeable future, and therefore used an expected dividend rate of zero in the valuation model.

8.	University of British Columbia (UBC) License Agreement

On June 10, 2015, the Company entered into a license agreement with UBC. Under this license agreement, the Company has an exclusive, worldwide, sublicensable and royalty-bearing license under certain UBC patent rights to use, manufacture, have made, distribute, and sell certain products related to fibroproliferative therapy and immunomodulatory therapy. Under the terms of the license, the Company is unable to cross-license or sublicense the patents without prior written consent of UBC.

Under terms of the license agreement, the Company is required to make certain payments, including: (a) an annual fee; (b) royalty payments on all revenue received for the sale or commercialization of licensed products; (c) a percentage of all sublicensing revenue pursuant to all sublicensing agreements the Company may enter into related to the license; (d) milestone payments upon achievement of certain development and regulatory milestone events; and (e) a one-time payment in the event the Company is a party to certain transactions. Except for the recurring annual fee, none of the required payment triggers have been met at December 31, 2025 and 2024. The Company paid $79,000 for the year ended September 30, 2024 and December 31, 2025 related to the annual fee. No payments were made during the three months ended December 31, 2024. This expense is recorded in research and development expenses. Cumulative payments under this agreement aggregated $398,028 at December 31, 2025 and $319,028 at December 31, 2024 and September 30, 2024.

F-17

BirchBioMed Inc.

Notes to Financial Statements

The required payment upon certain transactions was considered to be a derivative instrument. This instrument requires the payment of 7.9% of either the consideration received in a change in control or IPO transaction or the pre-transaction enterprise value of the Company, depending on the nature of the transaction. The amounts are payable in either cash, equity, or a combination, based on a number of factors including certain elections available to UBC. As of December 31, 2025 and December 31, 2024, the derivative instrument was determined to have a de minimis value due to the low probability of occurrence of the events which would trigger the payment.

UBC owns all right, title, and interest in and to the technology (patents) under the UBC License Agreement and any improvements thereto. The Company is obligated to use reasonable efforts to develop and obtain regulatory approvals to market each licensed product and to maximize net sales after the receipt of such approvals, as well as to achieve certain specified development, regulatory and commercial milestones. Such milestones include, but are not limited to, using reasonable efforts to commence a Phase 1 clinical trial of an immunomodulatory therapy product by June 10, 2023, initiating subsequent Phase II and Phase III trials, submitting regulatory applications such as a New Drug Application (NDA) or Biologics License Application (BLA), obtaining necessary regulatory approvals, and actively commercializing licensed products following approval. The Company is also required to maintain and protect patent rights related to the licensed technology and meet certain financial obligations, including milestone payments, one-time sales threshold royalties based on achieving annual revenue milestones, and other royalty obligations. Milestone payments and sales threshold royalties are due within 30 days of achieving the applicable sales target. No payments were earned or paid during the periods presented.

The license agreement will continue until the latter of June 10, 2035 or two years after the expiry of the last patent licensed under the license agreement. Either party may terminate the license agreement due to a breach which is not remedied within a certain time period. UBC may terminate the license agreement upon providing notice in the event: (a) the Company becomes insolvent; (b) fails to pay amounts required by court order within 30 days of such order; (c) breaches applicable securities law or regulations; (d) takes steps to windup or otherwise terminate the business; (e) the technology or any improvement become subject to any security interest, lien, charge or encumbrance in favor of a third party when such an encumbrance is registered against the Company and is not contested by the Company or is not dismissed within 60 days of commencement; or (f) if any sublicensee is in breach of a sublicense and the Company fails to cause the sublicensee to cure such breach within the required time period.

9.	Related party agreements

a.	The Company has entered into a consulting agreement with The Carlisle Group Inc. (“Carlisle”) dated January 1, 2015, pursuant to which Mark Miller serves as the Company’s chief executive officer and compensated Mr. Miller $314,200 during the year ended December 31, 2025 and $60,650 during the three months ending December 31, 2024, and $219,347 during the year ended September 30, 2024. The Company awarded Mr. Miller 80,000 warrants during the year ended December 31, 2025 with an exercise price of $5.00 and a contractual term of 10 years with fair value of $56,335. No warrants were awarded during the three months ending December 31, 2024. The Company awarded Mr. Miller 80,000 warrants during the year ended September 30, 2024 with an exercise price of $2.50 and a contractual term of 10 years with fair value of $93,158. Mr. Miller does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated, by Carlisle. Mr. Miller’s distributions from Carlisle are not affected by the arrangements in the consulting agreement. Therefore, Mr. Miller’s compensation is not directly tied to the dollar value of the transactions between Carlisle and the Company, and the approximate dollar amount of his interest in the transaction cannot be determined. Additionally, the Company has a month-to-month lease for office space with Carlisle at a monthly rate of $2,825 CAD. The Company paid $21,372 USD, $5,425 USD, and $22,056 USD for the year ended December 31, 2025, the three months ending December 31, 2024, and the year ended September 30, 2024, respectively and recorded the expense in general and administrative expenses.

F-18

BirchBioMed Inc.

Notes to Financial Statements

b.	The Company has entered into a consulting agreement with Elliott Clark Communications Inc. (“ECC”), dated January 1, 2015, pursuant to which Susan Elliott serves as the Company’s chief marketing officer. The Company compensated ECC for Ms. Elliot’s time $257,500 during the year ended December 31, 2025, $46,375 during the three months ending December 31, 2024, and $164,500 during the year ended September 30, 2024. The Company awarded Ms. Elliott 80,000 warrants during the year ended December 31, 2025 with an exercise price of $5.00 and a contractual term of 10 years with fair value of $56,335. No warrants were issued for the three months ending December 31, 2024. The Company awarded Ms. Elliott 80,000 warrants during the year ended September 30, 2024 with an exercise price of $2.50 and a contractual term of 10 years with fair value of $93,158. Ms. Elliott does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated, by ECC. Ms. Elliott distribution’s from ECC are not affected by the arrangements in the consulting agreement. Therefore, Ms. Elliott’s compensation is not directly tied to the dollar value of the transactions between ECC and the Company, and the approximate dollar amount of her interest in the transaction cannot be determined.

c.	The Company has entered into a consulting agreement with Verbeck Associates LLC (“Verbeck”), dated November 1, 2019, pursuant to which Jon Verbeck serves as the Company’s Chief Financial Officer. The Company compensated Verbeck Associates for Mr. Verbeck’s time $128,500 during the year ended December 31, 2025, $29,000 during the three months ending December 31, 2024, and $101,000 during the year ended September 30, 2024. During the year ended December 31, 2025, the Company awarded Mr. Verbeck 80,000 warrants with an exercise price of $5.00 and a contractual term of 10 years with fair value of $56,335. During the year ended September 30, 2024. The Company awarded Mr. Verbeck 80,000 warrants with an exercise price of $2.50 and a contractual term of 10 years with fair value of $85,324. No warrants were awarded during the three months ending December 31, 2024. Mr. Verbeck does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by Verbeck Associates. Mr. Verbeck’s distributions from Verbeck Associates are not affected by the arrangements in the consulting agreement. Therefore, Mr. Verbeck’s compensation is not directly tied to the dollar value of the transactions between Verbeck and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

d.	The Company has entered into a consulting agreement with CHG BioVenture SA (“CHG”), dated March 1, 2023, pursuant to which Herve Girsault serves as the Company’s Chief Business Officer. The Company awarded Mr. Girsault 100,000 common shares and compensates CHG for Mr. Girsault’s time at an annual rate of $120,000. 50,000 common shares were issued to Mr. Girsault upon the agreement’s effective date. In addition, 50,000 common shares were issued upon the first anniversary date of the agreement. No common stock was awarded during the year ended December 31, 2025 or the three months ending December 31, 2024. Compensation begins after the Company raises the minimum threshold of $4,000,000 after the agreement’s effective date. The Company paid CHG $110,000 for the year ended December 31, 2025, $Nil for the three month period ended December 31, 2024, and $14,015 for the year ended September 30, 2024. The Company has $216,000 recorded within accrued liabilities as of December 31, 2025. Mr. Girsault does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by CHG. Mr. Girsault’s distributions from CHG are not affected by the arrangements in the consulting agreement. Therefore, Mr. Girsault’s compensation is not directly tied to the dollar value of the transactions between Girsault and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

F-19

BirchBioMed Inc.

Notes to Financial Statements

e.	The Company has entered into a consulting agreement with CRC Management Consulting GmbH (“CRC”), dated March 1, 2023, pursuant to which Dr. Carlos Camozzi serves as the Company’s Chief Medical Officer. The Company awarded Mr. Camozzi 100,000 common shares and compensates CRC for Mr. Camozzi’s time at an annual rate of $96,000. 50,000 common shares were issued to Mr. Camozzi upon the effective date, 25,000 common shares were issued upon the first anniversary date of the agreement, and 25,000 common shares were issued upon the second anniversary date of the agreement at fair value at that time. 25,000 common stock were awarded during the year ending December 31, 2025 with a fair value of $48,000. Compensation begins after the Company raises the minimum threshold of $4,000,000 after the agreement’s effective date. The Company paid CRC $142,400 for the year ended December 31, 2025 and has $69,600 recorded within accrued liabilities as of December 31, 2025. The Company paid CRC $36,192 for the year ended September 30, 2024 and has $4,000 recorded within accounts payable as of September 30, 2024. Mr. Camozzi does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by CRC. Mr. Camozzi’s distributions from CRC are not affected by the arrangements in the consulting agreement. Therefore, Mr. Camozzi’s compensation is not directly tied to the dollar value of the transactions between CRC and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

f.	The Company has an agreement dated March 1, 2023 to pay a 3% finder’s fee to members of the Board of Directors for any investors introduced by them who invest in the Company. No amount has been earned or paid during the year ended December 31, 2025, the three month period ended December 31, 2024, or the year ended September 30, 2024.

g.	The Company has retained Drs. Aziz Ghahary, Anthony Papp, and Reza Jalili (collectively, the “Advisors”) to act as members of the Company’s Science Advisory Board. The Advisors will provide specified scientific services to the Company, participate as members of the Scientific Advisory Board and assist the Board of Directors of the Company by making recommendations and discussing from time-to-time matters pertaining to the Company’s business. Dr. Papp was paid approximately $21,350 ($30,000 CAD), $5,250 ($7,500 CAD), and $22,500 ($30,000 CAD) during the year ended December 31, 2025, the three month period ended December 31, 2024, and the year ended September, 30, 2024, respectively. The expense was recorded in general and administrative expenses. No fees were paid to the other members during the year ended December 31, 2025, the three month period ended December 31, 2024, or the year ended September 30, 2024.

h.	The Company has a strategic advisory committee. One member receives a monthly fee of $4,500. Compensation totaled $74,500 for the year ended December 31, 2025, $18,000 during the three months ending December 31, 2024, and $54,000 for the year ended September 30, 2024. The other committee members are not compensated annually. During the year ended December 31, 2025, three committee members were awarded 80,000 warrants each to purchase up to that number of the Company’s common shares with the fair value at the time of issuance of $169,005 for the year ended December 31, 2025. No warrants were awarded during the three month period ended December 31, 2024. During the year ended September 30, 2024, three committee members were awarded 80,000 warrants each to purchase up to that number of the Company’s common shares with the fair value at the time of issuance of $255,973 for the year ended September 30, 2024. The expense was recorded in general and administrative expenses. The warrants awarded during the year ended December 31, 2025 and have an exercise price of $5.00 and have a contractual term of 10 years. They may be exercised at any time through the expiry date. The expense was recorded in general and administrative expenses. The warrants awarded during the year ended September 30, 2024 and have an exercise price of $2.50 and have a contractual term of 10 years. They may be exercised at any time through the expiry date

F-20

BirchBioMed Inc.

Notes to Financial Statements

Total related party expenses recorded in general and administrative expenses were $1,624,838 for the year ended December 31, 2025, $180,782 for the three months ended December 31, 2024, and $1,588,543 for the year ended September 30, 2024. Additionally, total related party amounts included in other current assets were $56,811 as of December 31, 2025, December 31, 2024 and September 30, 2024, related to prepaid contract labor.

10.	Income taxes

The Company’s financial statements recognize the current and deferred income tax consequences that result from the Company’s activities. The Company does not have a provision for income taxes for the year ended December 31, 2025, the three months ended December 31, 2024, and September 30, 2024 and as there are no current or deferred taxes.

Reconciliation of the effective tax rate:

	For the year ended	For the period ended	For the year ended
	December,	December,	September
	2025	2024	2024
Loss before income taxes	$(4,553,942)	$(892,554)	$(892,554)
Basic combined Canadian statutory income tax rate	28%	28%	28%
Income tax recovery at statutory rates	(1,275,103)	(249,915)	(249,915)
Non-deductible expenditures and non-taxable revenues	157,738	-	-
Adjustment to prior years provision versus statutory tax returns	(1,069,207)
Change in valuation allowance	2,186,572	249,915	249,915
Total tax (recovery) expense	$-	$-	$-

At December 31, 2025, December 31, 2024 and September 30, 2024, the net deferred tax assets have not been recognized in these financial statements. Management has provided a full valuation allowance against the Company’s net deferred tax asset. The Company has not identified any uncertain tax positions and has not recorded any interest or penalties related to income taxes.

Net deferred income tax assets as of December 31, 2025 and 2024 were comprised of the following:

	For the year ended	For the period ended	For the year ended
	December,	December,	September
	2025	2024	2024
Deferred tax assets
Tax losses carried forward	$6,580,773	$4,673,747	$4,673,747
Convertible notes payable	290,196	10,649	10,649
Deferred tax assets	6,870,969	4,684,396	4,684,396

Valuation allowance	(6,870,969)	(4,684,396)	(4,684,396)
Net deferred tax assets	$-	$-	$-

F-21

BirchBioMed Inc.

Notes to Financial Statements

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2025	Expiry date range	December 31, 2024	Expiry date range	September 30, 2024	Expiry date range
Temporary differences
Non-capital losses	$23,502,759	2035 to 2045	$16,691,954	2035 to 2044	$16,691,954	2035 to 2044
Convertible notes payable	1,036,415	No expiry date	38,033	No expiry date	38,033	No expiry date

The Company files income tax returns in Canada. The availability of non-capital losses remains subject to reassessment by the Canada Revenue Agency (CRA) for tax years 2021 and forward.

11.	Subsequent events

The Company has evaluated subsequent events through March 27, 2026 the date on which the financial statements were available to be issued.

Subsequent to December 31, 2024 and through March 27, 2026, the Company issued approximately $3,535,000 of additional convertible notes. On August 25, 2025 and September 1, 2025, the Company issued 2,578,252 and 720,000 common shares, respectively, in connection with the exercise of outstanding warrants, including both cash and cashless exercises. On November 19, 2025, the Company’s Board of Directors approved a change in fiscal year end from September 30 to December 31.

Subsequent to year end, the Company issued $441,882 of convertible notes payable. The convertible notes accrue interest at an annual rate of 8%. The holders of the convertible notes are entitled to either receive a cash payment equal to the outstanding principal and interest or receive shares of the Company’s common stock. The outstanding principal amount, including accrued and unpaid interest, will automatically convert at the earlier of (i) the 36-month anniversary of the issuance date, (ii) a qualified financing as defined, or (iii) the bona fide sale of the Company at a contractual discount to the fair value of the shares. The Company can prepay the convertible notes in full or in part at any time, however, prepayment is not permitted within 30 days prior to a Qualified Financing.

On February 15, 2026, the Company approved the conversion of $9,082,543 in notes payable to 3,308,737 shares of common stock in a voluntary conversion.

F-22

BirchBioMed Inc.

Balance Sheets

	March 31,	December 31,
	2026	2025
	(Unaudited)
Assets
Current Assets:
Cash	$3,186,510	$3,431,079
Other current assets	179,460	179,568
Total Current Assets	3,365,970	3,610,647
Total Assets	$3,365,970	$3,610,647

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable and accrued liabilities	$505,812	$654,651
Accrued payroll liabilities	235,600	287,291
Current portion of convertible notes payable	-	2,569,160
Total Current Liabilities	741,412	3,511,102
Convertible notes payable, at fair value	-	6,751,848
Residual interest debt	118,438	115,514
Total Liabilities	$859,850	$10,378,464

Stockholders’ Equity (Deficit):
Common stock, no par value per share; unlimited amount authorized: 39,516,772 issued and outstanding March 31, 2026 and December 31, 2025, respectively	$9,380,767	$9,380,767
Additional paid in capital	18,279,833	8,466,843
Accumulated deficit	(25,154,480)	(24,615,427)
Total Stockholders’ Equity Deficit	2,506,120	(6,767,817)
Total Liabilities and Stockholders’ Equity (Deficit)	$3,365,970	$3,610,647

The accompanying notes are an integral part of the financial statements.

F-23

BirchBioMed Inc.

Statements of Operations

	For period ended
	March 31,	March 31,
	2026	2025

Operating Expenses:
Research and development	$51,075	$33,475
General and administrative	430,845	777,248
Total operating expenses	481,920	810,723
Loss from operations	(481,920)	(810,723)
Foreign exchange (loss) gain	(3,804)	1,598
Interest expense	(3,229)	(2,447)
Change in fair value of convertible notes payable	(50,100)	(45,772)
Total other expense	(57,133)	(46,621)
Net loss	$(539,053)	$(857,344)

Net loss applicable to common stockholders per common share - basic and diluted	$(0.01)	$(0.03)

Weighted-average number of common shares used per common share applicable to common stockholders - basic and diluted	37,825,640	32,893,116

The accompanying notes are an integral part of the financial statements.

F-24

BirchBioMed Inc.

Statements of Stockholders’ Equity (Deficit)

Three months ended March 31, 2026 and March 31, 2025

	Common Stock		Additional paid in	Accumulated	Total stockholders’ equity
	Shares	Amount	capital	deficit	(deficit)
Balance at December 31, 2025	36,208,035	$9,380,767	$8,466,843	$(24,615,427)	$(6,767,817)

Conversion of notes payable	3,308,737	-	9,812,990	-	9,812,990

Net loss	-	-	-	(539,053)	(539,053)

Balance at March 31, 2026	39,516,772	$9,380,767	$18,279,833	$(25,154,480)	$2,506,120

	Common Stock		Additional paid in	Accumulated	Total stockholders’ equity
	Shares	Amount	capital	deficit	(deficit)
Balance at December 31, 2024	32,884,783	$9,332,767	$7,664,992	$(20,061,485)	$(3,063,726)

Issuance of common shares for services	25,000	48,000	-	-	48,000

Net loss	-	-	-	(857,344)	(857,344)

Balance at March 31, 2025	32,909,783	$9,380,767	$7,664,992	$(20,918,829)	$(3,873,070)

The accompanying notes are an integral part of the financial statements.

F-25

BirchBioMed Inc.

Statements of Cash Flows

	For period ended
	March 31,	March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(539,053)	$(857,344)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in fair value of convertible notes payable	50,100	45,772
Noncash interest expense associated with residual interest debt	2,924	2,290
Convertible notes issued to settle accounts payable	136,882	-
Common shares issued for services		48,000
Changes in operating assets and liabilities:
Other current assets	108	-
Accounts payable and accrued liabilities	(148,839)	136,828
Accrued payroll liabilities	(51,691)	740
Net cash used in operating activities	(549,569)	(623,714)

Cash flows from financing activities:

Proceeds from issuance of convertible notes payable	305,000	-
Net cash provided by financing activities	305,000	-

Decrease in cash	(244,569)	(623,714)

Cash at beginning of period	3,431,079	824,343

Cash at end of period	$3,186,510	$200,629

Supplementary cash flow information
Cash paid for interest	$305	$157

The accompanying notes are an integral part of the financial statements.

F-26

BirchBioMed Inc.

Notes to Financial Statements

1.	Organization and Nature of Business

BirchBioMed Inc. (“Birch” or “The Company”) was incorporated under the laws of the Province of British Columbia, Canada in February 2015. The Company is a clinical-stage immunology company focused on the evaluation and development of commercially viable anti-scarring drugs and autoimmune therapeutics. A University of British Columbia (“UBC”) spinoff, Birch holds the exclusive, worldwide non-perpetual pharmaceutical license from UBC for two medical therapeutic technologies that mark significant breakthroughs in the treatment of fibrosis and certain autoimmune diseases.

The Company has completed one Phase 2 clinical trial that showed statistically significant, positive results of a double-blind study into the safety and efficacy of Birch’s lead drug candidate (“FS2”) in the treatment of mature keloid scars. Birch is currently conducting a Health Canada approved Phase 2b/3 clinical trial to evaluate the safety and efficacy of FS2 in scar prevention. The Company is also facilitating other studies determining other uses and medical applications for FS2 and other product candidates.

Risk and Uncertainties

The Company’s efforts are focused on obtaining approvals from Health Canada, the US Food and Drug Administration (“FDA”) and other foreign regulatory agencies prior to initial commercial sales. There can be no assurances that the Company’s current and future product candidates will receive the necessary approvals. If approval is denied or delayed, it may have a material adverse impact on the Company’s business and financial condition.

The Company is subject to risks common to early-stage companies in the pharmaceutical industry, including dependence on the clinical and commercial success of its product candidates, ability to obtain regulatory approval of its product candidates, compliance with regulatory requirements, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of the Company’s approved products, if any, by physicians and patients, significant competition and ability to manage third-party manufacturers, suppliers and contract research organizations.

2.	Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“US GAAP”) and are presented in U.S. Dollars (“USD”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgements and assumptions that affect the amounts reported in the financial statements. On an ongoing basis, management evaluates its estimates, including those related to accrued research and development expenses, share-based payment compensation, residual interest debt, fair value of warrants issued with convertible notes, and fair value of convertible notes payable. Management bases its estimates on historical experience and on assumptions that it believes are reasonable, however, actual results could significantly differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

Foreign Currency

The Company’s functional and reporting currency is “USD”. Foreign currency transactions, including those conducted in Canadian dollars (“CAD”), are initially measured in USD on the day the transaction is recorded. Foreign currency denominated monetary assets and liabilities are measured at year end using the exchange rate at that date, with the corresponding transaction gain or loss recorded in the statement of operations as foreign exchange gain (loss). All amounts herein are presented in USD unless otherwise noted.

F-27

Cash

Cash includes bank demand deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Other Current Assets

Other current assets primarily comprise prepaid expenses and recoverable Harmonized Sales Tax (“HST”) amounts. Prepaid expenses include related party contract labor costs paid in advance, which are recognized as expenses over the periods to which they relate. Recoverable HST represents amounts paid to Canadian vendors for goods and services, which are refundable from the Canada Revenue Agency (“CRA”). These refundable amounts are recorded at their estimated recoverable values based on Canadian vendor invoices and are included in other current assets until the refunds are received.

Fair Value Option

ASC 825-10, Financial Instruments, provides a fair value option (the “FVO”) election that allows companies an irrevocable election to use fair value as the initial and subsequent accounting measurement attribute for certain financial assets and liabilities. ASC 825-10 permits entities to elect to measure eligible financial assets and liabilities at fair value on an ongoing basis. Changes in fair value on items for which the FVO has been elected are generally reported in earnings and changes in fair value caused by instrument specific credit risk is recorded within other comprehensive income. The decision to elect the FVO is determined on an instrument-by-instrument basis, must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to ASC 825-10 are required to be reported separately from those instruments measured using another accounting method.

Issuance costs associated with instruments accounted for under the FVO are expensed as incurred.

Common Stock Warrants

The Company has entered into certain financing transactions which involved the issuance of both convertible notes and warrants. The warrants are considered freestanding financial instruments. These warrants are recorded within equity as they are classified within stockholders’ equity and indexed to the Company’s own stock in accordance with ASC 815-40. These warrants were initially recorded at the allocated proceeds from the transaction and are not adjusted for subsequent changes in fair value.

Residual Interest Debt

Residual interest debt provides for the holders to receive a percentage of the future revenues attributable to the Company’s first product to generate revenue. These amounts are recorded as debt in accordance with ASC 470-10-25 using management’s assumptions related to timing and amounts of expected future revenue to calculate the estimated value. The Company amortizes the liability over the life of the agreement using the effective interest method. The Company determines the effective interest rate based on expected future revenue. When the amount and timing of the estimated future cash flows change, the Company uses the prospective approach to compute a new effective interest rate which is used to adjust the carrying value of the debt based on the revised estimated cash flows, discounted at the new effective interest rate.

Share-Based Payment Arrangements

The Company utilizes equity incentives which include warrants that may be granted to employees, directors, consultants, and in consideration for services performed.

Share-based compensation expense related to warrants granted to employees, directors, and non-employees is measured based on the estimated fair value at the grant date, determined using the Black-Scholes option pricing model, and is recognized ratably over the requisite service period for employees or over the same period for which cash compensation would be recognized for nonemployees. For performance-based awards, share-based compensation expense is recognized when it is deemed probable that the performance condition will be met.

F-28

Fair Value of Financial Instruments

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The input hierarchy is broken down into three levels based on the reliability of the inputs as follows.

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices that are not active or for which all significant inputs are observable directly or indirectly. The Company currently has no assets or liabilities that are valued using Level 2 inputs.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s cash, other current assets, accounts payable and accrued liabilities and residual interest debt approximate fair value given their short-term nature.

Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (primarily interest rate risk). Risk management is carried out by the Company by identifying and evaluating the financial risks inherent within its operations. The Company’s overall risk management activities seek to minimize potential adverse effects on the Company’s financial performance.

Liquidity risk

The Company is exposed to liquidity risk related to its financial liabilities, including accounts payable and accrued liabilities, and convertible debt. Management monitors liquidity through cash flow forecasts.

Research and Development

Costs to develop the Company’s products are expensed in the period which they are incurred and included in research and development expenses in the accompanying statements of operations.

General and Administrative

Costs to develop and support the Company’s daily operations and administration are expensed in the period which they are incurred and included in general and administrative expenses in the accompanying statements of operations.

Income Taxes

The Company is considered to be a taxable entity under the Income Tax Act in Canada. Deferred tax is recognized in respect of temporary differences between the carrying amounts (tax base) of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rate expected to apply when the underlying asset or liability is realized (settled) based on the rates that are enacted at the reporting date. A deferred tax asset is recognized for unused tax losses and tax credits, reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

F-29

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making the assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments, and which may or may not accurately forecast actual outcomes.

At March 31, 2026 management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company’s income tax filings are subject to audit by various Canadian authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense in the period which they are incurred.

Basic and Diluted Loss Per Common Share

The Company calculates its basic and diluted net income or loss per share (EPS), as defined by ASC 260-10. Basic EPS is computed by dividing net income or loss applicable to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Net income or loss applicable to common stockholders is calculated by adjusting net income or loss for the effect of net income or loss attributed to other classes of equity instruments, including the effect of deemed dividends. The diluted effect of outstanding warrants issued by the Company are reflected in diluted EPS using the treasury stock method and are excluded if the effect is anti-dilutive. The diluted effect of the potential conversion of the outstanding convertible notes into common stock are reflected in diluted EPS using the if-converted method and are excluded if the effect is anti-dilutive.

The following table presents potentially dilutive securities that have been excluded from the calculation of diluted EPS as the effect is anti-dilutive:

	March 31, 2026	March 31, 2025
Shares reserved for the settlement of outstanding warrants	5,527,000	5,527,000
Shares reserved for the settlement of outstanding convertible notes	-	3,011,727
	5,527,000	8,538,727

Recently Adopted Accounting Standards Update and Accounting Standards Not Yet Adopted

In July 2025, the Financial Accounting Standards Board issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. This ASU effectively simplifies the expected credit loss analysis on accounts receivable and contract assets. All entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

In December 2025, the Financial Accounting Standards Board issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements. The ASU clarifies and reorganizes existing interim reporting guidance to improve its operability and consistency, primarily by emphasizing that interim disclosures should focus on significant changes since the most recent annual reporting period. The amendments do not change the recognition or measurement of amounts reported in the financial statements. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The adoption of ASU 2025-11 is not expected to have a material impact on the Company’s consolidated financial statements.

F-30

3.	Fair Value of Financial Assets and Liabilities

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of March 31, 2026:

	Total	(Level 1)	(Level 2)	(Level 3)
Convertible notes	$-	$-	$-	$-

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2025:

	Total	(Level 1)	(Level 2)	(Level 3)
Convertible notes	$9,321,008	$-	$-	$9,321,008

During the period ended March 31, 2026 and the period ended March 31, 2025, there were no transfers between Level 1, Level 2, and Level 3.

During the period ended March 31, 2026, the Company issued convertible notes and associated warrants, as discussed in Note 5 and 7. The convertible notes are accounted for at fair value with the residual amount of proceeds allocated to the warrants. The warrants are recorded within equity and are not subsequently remeasured for any changes in fair value.

The following table sets forth a summary of changes in the fair value of the convertible notes for the period ended March 31, 2026, and the period ended March 31, 2025 and for which fair value is determined by a level 3 input:

	March 31,	March 31,
	2026	2025
Balance at beginning of year	$9,321,008	$3,365,769
Conversion of notes payable	(9,812,990)	-
Fair value of convertible notes payable at issuance	441,882	-
Changes in fair value of convertible notes payable	50,100	45,772
Balance at end of year	$-	$3,411,541

The significant assumptions used in the valuation model for the convertible notes include the implied discount rate and probability of a qualified financing. The implied discount rate is based on market interest rates for guideline instruments and considers company specific factors. The probability of a qualified financing is primarily based on the Company’s ongoing operations and a subjective assessment of the current financing environment.

	For period ended March 31,	For period ended March 31,
	2026	2024
Implied yield	3.87%	4.36%
Probability of qualified financing	59.47%	50.45%

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	March 31,	December 31,
	2026	2025
Trade payables	$479,730	$548,897
Corporate credit cards	5,211	7,576
Professional fees	20,872	98,178
Total accounts payable and accrued liabilities	$505,812	$654,651

F-31

5.	Convertible notes payable and warrants

For the year ended September 30, 2024, the Company issued convertible notes with a total principal balance of $1,920,000 and warrants to purchase 230,400 shares of the Company’s common stock in exchange for cash equal to the principal amount of the convertible notes. For the year ended September 30, 2023, the Company issued convertible notes with a principal balance of $1,850,000 and warrants to purchase 222,000 shares of the Company’s common stock in exchange for cash equal to the principal amount of the convertible notes.

For the period ended March 31, 2026, the Company issued convertible notes with a principal balance of $305,000 in exchange for cash equal to the principal amount of the convertible notes. In addition, the Company issued convertible notes with an aggregate principal balance of $136,882 in satisfaction of outstanding accounts payable of an equivalent amount. No gain or loss was recognized from this settlement.

For the year ended December 31, 2025, the Company issued convertible notes with a principal balance of $4,570,000 in exchange for cash equal to the principal amount of the convertible notes. In addition, the Company issued convertible notes with an aggregate principal balance of $300,661 in satisfaction of outstanding accounts payable of an equivalent amount. No gain or loss was recognized from this settlement.

The convertible notes accrue interest at an annual rate of 8%-12%. The holders of the convertible notes are entitled to either receive a cash payment equal to the outstanding principal and interest or receive shares of the Company’s common stock. The outstanding principal amount, including accrued and unpaid interest, will automatically convert at the earlier of (i) the 36-month anniversary of the issuance date, (ii) a qualified financing as defined, or (iii) the bona fide sale of the Company at a contractual discount to the fair value of the shares. The Company can prepay the convertible notes in full or in part at any time, however, prepayment is not permitted within 30 days prior to a Qualified Financing.

As of March 31, 2026, there were no outstanding convertible notes. As of March 31, 2025 there were outstanding convertible notes with a principal balance of $2,170,000. The Company elected the FVO to account for the convertible notes. As a result, the convertible notes are recorded at fair value at issuance and remeasured at each balance sheet date. The convertible notes were recorded at $3,411,541 as liabilities as of March 31, 2025. No portion of the change in fair value of the convertible notes was caused by changes in instrument specific credit risk and therefore all changes in fair value recognized as other income or expense.

On February 15, 2026, the Company approved the conversion of the principal balance of $9,082,543 in notes payable to 3,308,737 shares of common stock in a voluntary conversion. The shares were issued during the period ended March 31, 2026.

The Warrant Holders are entitled to purchase the Company’s common shares at an exercise price of $2.50 per share. The Warrants are immediately exercisable and have a ten year contractual term.

6.	Residual interest debt

During the years ended September 30, 2016 through September 30, 2020, the Company issued rights to receive residual interests in future revenues attributable to the Company’s first product to generate revenue in conjunction with common shares issued in a private placement. For each dollar invested, $0.99 was allocated toward the purchase of common shares and $0.01 was allocated towards the purchase of residual interests resulting in $57,876 allocated to the residual interest debt. Under the terms of the agreement, the Company has significant continuing involvement, including the development, commercialization, and marketing of such products. As a result, the Company applied the debt recognition guidance under ASC 470, Debt, and recorded the upfront cash receipts as a liability. The liability is amortized under the effective interest method over the estimated life of the agreement.

F-32

The investor’s rights to any residual interest payments will begin upon the commercialization of the Company’s first product and continues until the earlier of a change in control or the 15-year period beginning with the first annual payment for the residual interest right. The investor’s residual interest percentage amount is calculated by dividing the amount invested in the offering by one million multiplied by one-half of one percent.

The following table presents the change in the residual interest debt liability for the year and period ended:

	Three Months Ended	Year Ended
	March 31,	December 31,
	2026	2025
Liability at beginning of year	$115,514	$104,512
Interest expense	2,924	11,002
Liability at end of year	$118,438	$115,514

7.	Equity

A.	Common stock:

(1)	Authorized: Company is authorized to issue an unlimited number of common stock shares without par value.

(2)	Outstanding: There were 39,516,772 and 36,208,035 shares of common stock outstanding as of March 31, 2026 and December 31, 2025, respectively.

(3)	Reserved: There were 5,527,000 shares of common stock reserved for the exercise of warrants as of both March 31, 2026 and December 31, 2025. There were 3,011,727 shares of common stock reserved for the settlement of convertible notes as of December 31, 2025. Convertible notes were converted into common shares during the period ended March 31, 2026 and accordingly, no shares are reserved settlement of convertible notes as of March 31 2026.

B.	Financing Warrants

The Company has warrants outstanding to purchase 452,400 shares of common stock as of March 31, 2026 and December 31, 2025 which were issued as part of a financing transaction.

	Number of Warrants	Weighted Average Exercise Price	Aggregate intrinsic value
Warrants outstanding March 31, 2025	1,657,425	$1.77	$1,518,332

Exercised - cash	(53,000)	1.50	-
Exercised - cashless	(1,152,025)	1.50	-
Warrants exercisable at December 31, 2025	452,400	$2.50	$-

Warrants exercisable at December 31, 2025	452,400	$2.50	$-

At March 31, 2026 and December 31, 2025, the weighted average remaining contractual term of the outstanding finance warrants was 7.56 and 7.81 years, respectively.

F-33

C.	Service and Performance Based Warrants

Warrant activity is summarized as follows:

	Service Based Warrants				Performance Based Warrants
	Number of Warrants		Weighted Average Exercise Price	Aggregate intrinsic value	Number of Warrants	Weighted Average Exercise Price	Aggregate intrinsic value
Warrants outstanding December 31, 2024		5,679,500	$1.66	$2,469,740	100,000	$1.00	$92,000

Warrants outstanding March 31, 2025		5,679,500	$1.66	$2,469,740	100,000	$1.00	$92,000

Granted		800,000	5.00	-	-	-
Exercised		(900,000)	1.00		-	-
Expired		(52,500)	$1.00		(100,000)	$1.00
Warrants outstanding and exercisable December 31, 2025		5,527,000	$2.26	$1,547,440	-	$-	$-

Warrants un-exercisable at December 31, 2025		-	$-	$-	-	$-	$-

Warrants outstanding and exercisable March 31, 2026		5,527,000	$2.26	$1,547,440	-	$-	$-

Warrants un-exercisable at March 31, 2026		-	$-	$-	-	$-	$-

Weighted average grant date fair value of warrants granted during
Period ended March 31, 2026	$	n/a			n/a
Period ended December 31, 2025		$0.70			n/a

At March 31, 2026 and December 31, 2025, the weighted average remaining contractual term of the outstanding warrants was 5.94 and 6.19 years, respectively.

No warrants were granted during the three months ended March 31, 2026 or the three months ended March 31, 2025.

8.	University of British Columbia (UBC) License Agreement

On June 10, 2015, the Company entered into a license agreement with UBC. Under this license agreement, the Company has an exclusive, worldwide, sublicensable and royalty-bearing license under certain UBC patent rights to use, manufacture, have made, distribute, and sell certain products related to fibroproliferative therapy and immunomodulatory therapy. Under the terms of the license, the Company is unable to cross-license or sublicense the patents without prior written consent of UBC.

Under terms of the license agreement, the Company is required to make certain payments, including: (a) an annual fee; (b) royalty payments on all revenue received for the sale or commercialization of licensed products; (c) a percentage of all sublicensing revenue pursuant to all sublicensing agreements the Company may enter into related to the license; (d) milestone payments upon achievement of certain development and regulatory milestone events; and € a one-time payment in the event the Company is a party to certain transactions. Except for the recurring annual fee, none of the required payment triggers have been met at March 31, 2026. The Company paid $79,000 for the year ended December 31, 2025 related to the annual fee. No payments were made during the three months ended March 31, 2026 and 2025. This expense is recorded in research and development expenses. Cumulative payments under this agreement aggregated $398,028 at March 31, 2026 and December 31, 2025.

F-34

The required payment upon certain transactions was considered to be a derivative instrument. This instrument requires the payment of 7.9% of either the consideration received in a change in control or IPO transaction or the pre-transaction enterprise value of the Company, depending on the nature of the transaction. The amounts are payable in either cash, equity, or a combination, based on a number of factors including certain elections available to UBC. As of March 31, 2026 and December 31, 2025, the derivative instrument was determined to have a de minimis value due to the low probability of occurrence of the events which would trigger the payment.

UBC owns all right, title, and interest in and to the technology (patents) under the UBC License Agreement and any improvements thereto. The Company is obligated to use reasonable efforts to develop and obtain regulatory approvals to market each licensed product and to maximize net sales after the receipt of such approvals, as well as to achieve certain specified development, regulatory and commercial milestones. Such milestones include, but are not limited to, using reasonable efforts to commence a Phase 1 clinical trial of an immunomodulatory therapy product by June 10, 2023, initiating subsequent Phase II and Phase III trials, submitting regulatory applications such as a New Drug Application (NDA) or Biologics License Application (BLA), obtaining necessary regulatory approvals, and actively commercializing licensed products following approval. The Company is also required to maintain and protect patent rights related to the licensed technology and meet certain financial obligations, including milestone payments, one-time sales threshold royalties based on achieving annual revenue milestones, and other royalty obligations. Milestone payments and sales threshold royalties are due within 30 days of achieving the applicable sales target. No payments were earned or paid during the periods presented.

The license agreement will continue until the latter of June 10, 2035 or two years after the expiry of the last patent licensed under the license agreement. Either party may terminate the license agreement due to a breach which is not remedied within a certain time period. UBC may terminate the license agreement upon providing notice in the event: (a) the Company becomes insolvent; (b) fails to pay amounts required by court order within 30 days of such order; (c) breaches applicable securities law or regulations; (d) takes steps to windup or otherwise terminate the business; € the technology or any improvement become subject to any security interest, lien, charge or encumbrance in favor of a third party when such an encumbrance is registered against the Company and is not contested by the Company or is not dismissed within 60 days of commencement; or (f) if any sublicensee is in breach of a sublicense and the Company fails to cause the sublicensee to cure such breach within the required time period.

F-35

9.	Related party agreements

a.	The Company has entered into a consulting agreement with The Carlisle Group Inc. (“Carlisle”) dated January 1, 2015, pursuant to which Mark Miller serves as the Company’s chief executive officer and compensated Mr. Miller $53,550 during both the three months ended March 31, 2026 and the three months ended March 31, 2025. No warrants were awarded during the three months ended March 31, 2026 or during the three months ended March 31, 2025. Mr. Miller does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated, by Carlisle. Mr. Miller’s distributions from Carlisle are not affected by the arrangements in the consulting agreement. Therefore, Mr. Miller’s compensation is not directly tied to the dollar value of the transactions between Carlisle and the Company, and the approximate dollar amount of his interest in the transaction cannot be determined. Additionally, the Company has a month-to-month lease for office space with Carlisle at a monthly rate of $2,825 CAD. The Company paid $5,489 USD and $5,184 USD for the three month period ended March 31, 2026 and the three months ending March 31, 2025, respectively and recorded the expense in general and administrative expenses.

b.	The Company has entered into a consulting agreement with Elliott Clark Communications Inc. (“ECC”), dated January 1, 2015, pursuant to which Susan Elliott serves as the Company’s chief marketing officer. The Company compensated ECC for Ms. Elliot’s time $39,375 during both the three months ended March 31, 2026 and the three months ended March 31, 2025. No warrants were issued for the three months ended March 31, 2026 or the three months ended March 31, 2025. Ms. Elliott does not receive any compensation directly from the Company and continues to be a beneficiary of, and compensated, by ECC. Ms. Elliott distribution’s from ECC are not affected by the arrangements in the consulting agreement. Therefore, Ms. Elliott’s compensation is not directly tied to the dollar value of the transactions between ECC and the Company, and the approximate dollar amount of her interest in the transaction cannot be determined.

c.	The Company has entered into a consulting agreement with Verbeck Associates LLC (“Verbeck”), dated November 1, 2019, pursuant to which Jon Verbeck serves as the Company’s Chief Financial Officer. The Company compensated Verbeck Associates for Mr. Verbeck’s time $24,000 during the three months ended March 31, 2026 and $29,000 during the three months ended March 31, 2025. No warrants were awarded during the three months ended March 31, 2026 or the three months ended March 31, 2025. Mr. Verbeck does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by Verbeck Associates. Mr. Verbeck’s distributions from Verbeck Associates are not affected by the arrangements in the consulting agreement. Therefore, Mr. Verbeck’s compensation is not directly tied to the dollar value of the transactions between Verbeck and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

d.	The Company has entered into a consulting agreement with CHG BioVenture SA (“CHG”), dated March 1, 2023, pursuant to which Herve Girsault serves as the Company’s Chief Business Officer. Compensation begins after the Company raises the minimum threshold of $4,000,000 after the agreement’s effective date. The Company paid CHG $50,000 for the three months ended March 31, 2026 and $nil for the three months ended March 31, 2025. The Company has $30,000 and $166,000 recorded within accounts payable and accrued liabilities, respectively as of March 31, 2026 and $Nil and $216,000 within accounts payable and accrued liabilities, respectively for the year ended December 31, 2025. Mr. Girsault does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by CHG. Mr. Girsault’s distributions from CHG are not affected by the arrangements in the consulting agreement. Therefore, Mr. Girsault’s compensation is not directly tied to the dollar value of the transactions between Girsault and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

e.	The Company has entered into a consulting agreement with CRC Management Consulting GmbH (“CRC”), dated March 1, 2023, pursuant to which Dr. Carlos Camozzi serves as the Company’s Chief Medical Officer. The Company awarded Mr. Camozzi 100,000 common shares and compensates CRC for Mr. Camozzi’s time at an annual rate of $96,000. 50,000 common shares were issued to Mr. Camozzi upon the effective date, 25,000 common shares were issued upon the first anniversary date of the agreement, and 25,000 common shares were issued upon the second anniversary date of the agreement at fair value at that time. 25,000 common stock were awarded during the three months ended March 31, 2025 with a fair value of $48,000. The Company paid CRC $32,000 for the three months ended March 31, 2026 and has $8,000 and $69,600 recorded within accounts payable and accrued liabilities, respectively as of March 31, 2026 and $Nil and $70,000 within accounts payable and accrued liabilities, respectively for the year ended December 31, 2025. The Company paid CRC $24,000 for the three months ended March 31, 2025. Mr. Camozzi does not receive any compensation directly from the Company and continues to be a beneficiary of and compensated by CRC. Mr. Camozzi’s distributions from CRC are not affected by the arrangements in the consulting agreement. Therefore, Mr. Camozzi’s compensation is not directly tied to the dollar value of the transactions between CRC and the Company, and the approximate dollar value amount of his interest in the transaction cannot be determined.

F-36

f.	The Company has an agreement dated March 1, 2023 to pay a 3% finder’s fee to members of the Board of Directors for any investors introduced by them who invest in the Company. No amount has been earned or paid during the three months ended March 31, 2026 or the three months ended March 31, 2025.

g.	The Company has retained Drs. Aziz Ghahary, Anthony Papp, and Reza Jalili (collectively, the “Advisors”) to act as members of the Company’s Science Advisory Board. The Advisors will provide specified scientific services to the Company, participate as members of the Scientific Advisory Board and assist the Board of Directors of the Company by making recommendations and discussing from time-to-time matters pertaining to the Company’s business. Dr. Papp was paid approximately $5,490 ($7,500 CAD), $5,250 ($7,500 CAD) during the three months ended March 31, 2026 and March, 31, 2025, respectively. The expense was recorded in general and administrative expenses. No fees were paid to the other members during the three months ended March 31, 2026 or the three months ended March 31, 2025.

h.	The Company has a strategic advisory committee. One member receives a monthly fee of $4,500. Compensation totaled $13,500 for the three months ended March 31, 2026 and $9,000 during the three months ending March 31, 2025. The other committee members are not compensated annually. No warrants were awarded during the three months ended March 31, 2026 or March 31, 2025.

Total related party expenses recorded in general and administrative expenses were $203,402 for the three months ended March 31, 2026, and $213,243 for the three months ended March 31, 2025. Additionally, total related party amounts included in other current assets were $56,811 as of March 31, 2026 and December 31, 2025, related to prepaid contract labor.

10.	Income taxes

The Company’s financial statements recognize the current and deferred income tax consequences that result from the Company’s activities. The Company does not have a provision for income taxes for the three months ended March 31, 2026 and March 31, 2025 there are no current or deferred taxes.

Reconciliation of the effective tax rate:

	For the three months ended
	March 31,	March 31,
	2026	2025
Loss before income taxes	$(5,39,053)	$(857,344)
Basic combined Canadian statutory income tax rate	28%	28%
Income tax recovery at statutory rates	(150,934)	(240,056)
Non-deductible expenditures and non-taxable revenues	-	157,738
Adjustment to prior years provision versus statutory tax returns	-	(1,069,207)
Change in valuation allowance	150,934	249,915
Total tax (recovery) expense	$-	$-

F-37

At March 31, 2026 and March 31, 2025, the net deferred tax assets have not been recognized in these financial statements. Management has provided a full valuation allowance against the Company’s net deferred tax asset. The Company has not identified any uncertain tax positions and has not recorded any interest or penalties related to income taxes.

Net deferred income tax assets as of March 31, 2026 and December 31, 2025 were comprised of the following:

	As of March 31,	As of December, 31
	2026	2025
Deferred tax assets
Tax losses carried forward	$6,731,707	$6,580,773
Convertible notes payable	-	290,196
Deferred tax assets	6,731,707	6,870,969

Valuation allowance	(6,731,707)	(6,870,969)
Net deferred tax assets	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	March 31, 2026	Expiry date range	December 31, 2025	Expiry date range
Temporary differences
Non-capital losses	$24,041,812	2035 to 2045	$23,502,759	2035 to 2045
Convertible notes payable	-	n/a	1,036,415	No expiry date

The Company files income tax returns in Canada. The availability of non-capital losses remains subject to reassessment by the Canada Revenue Agency (CRA) for tax years 2021 and forward.

11.	Subsequent events

The Company has evaluated subsequent events through June 10, 2026 the date on which the financial statements were available to be issued.

On April 6, 2026, the Company issued 45,000 shares of common stock for proceeds of $450,000.

F-38

Through and including,                        , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

COMMON SHARES

BIRCHBIOMED INC.

PROSPECTUS

               , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with this registration statement and the listing of our common shares. All amounts shown are estimates except for the SEC registration fee and the Nasdaq listing fee.

SEC registration fee	$	*
Nasdaq listing fee	$	*
Printing and engraving expenses	$	*
Accounting fees and expenses	$	*
Advisory fee	$	*
Legal fees and expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be filed by amendment

Item 14. Indemnification of Directors and Officers.

BirchBioMed Inc. (the “Company”) is a corporation formed under the laws of the Province of British Columbia, Canada.

Under the Business Corporations Act (British Columbia) (“BCBCA”), a company may indemnify (i) a director or officer of the company or its affiliate (at a time when they are or were affiliates of each other), (ii) a former director or officer of the company or its affiliate (at a time when they are or were affiliates of each other), or (iii) an individual who acts or acted at the company’s request as a director or officer, or an individual acting in a similar capacity, of another entity (each, an “eligible party”) and includes the heirs and personal or other legal representatives of that individual, against all costs, charges and expenses reasonably incurred by him or her, after the final disposition of the proceeding, in respect of, or a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of any civil, quasi-criminal, criminal, administrative, investigative or other regulatory action or proceeding in which he or she is involved because of that association with the company or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an eligible party if it is prohibited from doing so under its articles, even if it had agreed to do so by an indemnification agreement (provided that the articles prohibited indemnification when the indemnification agreement was made). A company may advance the expenses of an eligible party as they are incurred in an eligible proceeding only if the eligible party has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the eligible party will repay any amounts advanced. On application from an eligible party, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

Subject to the BCBCA, our notice of articles and articles of incorporation (collectively, the “Articles”) require us to indemnify a director or former director and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with us on the terms of the indemnity contained in our Articles. In addition, our Articles specify that failure of a director or former director to comply with the provisions of the BCBCA or our Articles will not invalidate any indemnity to which he or she is entitled. Our Articles also allow for us to purchase and maintain insurance for the benefit of specified eligible parties.

II-1

Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years that were not registered under the Securities Act:

●	On March 15, 2026 we entered into a Subscription Agreement pursuant to which we agreed to issue and sell to the purchaser named therein 45,000 common shares at a price of $10.00 per share for aggregate gross proceeds of $450,000. The shares were issued upon closing of the private placement on April 6, 2026. The sale of common shares was not registered under the Securities Act of 1933, as amended (the “Securities Act”), and the common shares were issued and sold in a private placement pursuant to Section a 4(a)(2) of the Securities Act and/or regulation 506 of Regulation D as promulgated by the SEC under the Securities Act. Pursuant to the Subscription Agreement, we have agreed to prepare and file a registration statement providing for the resale by the purchaser of the common shares on a continuous basis and to use commercially reasonable efforts to cause such registration statement to become effective by July 13, 2026.

●	With consent from holders of all our outstanding convertible promissory notes we voluntarily prepaid all our outstanding convertible notes at a conversion price of $3.00 per share, and on February 15, 2026, we issued 3,308,737 common shares upon the conversion of $9.08 million in convertible notes. We have no outstanding convertible notes as of the date of this prospectus.

●	In the three months ended March 31, 2026, we issued eight convertible promissory notes to eight investors with an aggregate face value of $0.44 million for aggregate gross proceeds of $0.44 million. Each of the notes bore interest at 8% per annum. The Company could voluntarily prepay the notes in full or part at any time, provided however, that the notes could not be prepaid within thirty days prior to a qualified financing. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable under the notes would automatically convert at the earlier of (i) the 36-month anniversary from the issuance of the note, (ii) a qualified financing, or (iii) at the election of the note holder, the bona fide sale of the Company. The notes had maturity dates ranging from January to February 2029. The notes were convertible into our common shares at a price per share equal to the lesser of (i) 60% of the price per shares paid by other purchasers in a qualified financing, and (ii) the amount obtained by dividing $150 million by the fully diluted capitalization of the Company. A qualified financing under the notes included a firm commitment underwritten initial public offering or a transaction pursuant to which the Company issues and sells equity securities for aggregate gross proceeds of at least $10 million, with the principal purpose of raising capital. These notes were converted into shares of our common stock at a conversion price of $3.00 per share on February 15, 2026, and are no longer outstanding.

●	In fiscal year ended December 31, 2025, we issued 41 convertible promissory notes to 31 investors and 1 service provider with an aggregate face value of $4.87 million for aggregate gross proceeds of $4.57 million. Each of the notes bore interest at 8% per annum. The Company could voluntarily prepay the notes in full or part at any time, provided however, that the notes could not be prepaid within thirty days prior to a qualified financing. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable under the notes would automatically convert at the earlier of (i) the 36-month anniversary from the issuance of the note, (ii) a qualified financing, or (iii) at the election of the note holder, the bona fide sale of the Company. The notes had maturity dates ranging from May 20, 2028 to December 22, 2028. The notes were convertible into our common shares at a price per share equal to the lesser of (i) 60% of the price per shares paid by other purchasers in a qualified financing, and (ii) the amount obtained by dividing $150 million by the fully diluted capitalization of the Company. A qualified financing under the notes includes a firm commitment underwritten initial public offering or a transaction pursuant to which the Company issues and sells equity securities for aggregate gross proceeds of at least $10 million, with the principal purpose of raising capital. These notes were converted into shares of our common stock at a price of $3.00 per share on February 15, 2026, and are no longer outstanding.

●	In fiscal year ended September 30, 2024, we issued fourteen convertible promissory notes to fourteen investors with an aggregate face value of $1.92 million for aggregate gross proceeds of $1.92 million, together with warrants to purchase up to 230,400 of our common shares. In fiscal year ended September 30, 2023, we issued eleven convertible promissory notes to eleven investors with an aggregate face value of $1.85 million for aggregate gross proceeds of $1.85 million, together with warrants to purchase up to 222,000 of our Common Shares. We issued a total of 25 convertible promissory notes in the convertible promissory note offering with total proceeds of $3.77 million. Each of the notes bore interest at 12% per annum. The Company could voluntarily prepay the notes in full or part at any time, provided however, that the notes could not be prepaid within thirty days prior to a qualified financing. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable under the notes would automatically convert at the earlier of (i) the 36-month anniversary from the issuance of the note, (ii) a qualified financing, or (iii) at the election of the note holder, the bona fide sale of the Company. The notes had maturity dates ranging from March 1, 2026 to June 28, 2027. The notes were convertible into our common shares at a price per share equal to the lesser of (i) 65% of the price per shares paid by other purchasers in a qualified financing, and (ii) the amount obtained by dividing $150 million by the fully diluted capitalization of the Company. A qualified financing under the notes includes a firm commitment underwritten initial public offering or a transaction pursuant to which the Company issues and sells equity securities for aggregate gross proceeds of at least $10 million, with the principal purpose of raising capital. These notes were converted into shares of our common stock at a price of $3.00 per share on February 15, 2026, and are no longer outstanding. The warrants issued in connection with the notes are immediately exercisable upon issuance for a period of five years at an initial exercise price of $2.50 per share, subject to adjustment for stock splits, stock dividends or similar event, and may be exercised on a cashless basis.

All sales in each of the transactions set forth above were issued relying on the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder for the offer and sale of securities not involving a public offering. The recipients of securities in each of these transactions relying on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated thereunder acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits to this registration statement included in the Index to Exhibits are incorporated by reference.

II-2

INDEX TO EXHIBITS

Exhibit No.	Description

3.1*	Incorporation Agreement
3.2*	Articles of BirchBioMed Inc., as amended (included in Exhibit 3.1)
4.1*	Form of 2025 Convertible Promissory Note
4.2*	Form of 2023 and 2024 Convertible Promissory Note
4.3*	Form of Common Share Purchase Warrant
5.1**	Opinion of Fasken Martineau DuMoulin LLP
10.1**±	Form of Indemnification Agreement between BirchBioMed Inc. and each of its directors and executive officers.
10.2*+	Consulting Agreement between BirchBioMed Inc. and Elliot Clark Communications Inc. dated January 1, 2015.
10.3*+	Consulting Agreement between BirchBioMed Inc. and The Carlisle Group, Inc. dated January 1, 2015.
10.4*+	Consulting Services Agreement between BirchBioMed Inc. and Verbeck Associates, LLC dated November 1, 2019
10.5*^	Engagement Letter between BirchBioMed Inc. and CHG BioVenture SA dated March 1, 2023
10.6*	Second Amended and Restated License Agreement between the University of British Columbia and BirchBioMed Inc. dated September 10, 2020.
10.7*	Form of March 15, 2026 Subscription Agreement
10.8*	Form of Lockup Agreement
23.1**	Consent of Davidson & Company, LLP
23.2**	Consent of Fasken Martineau DuMoulin LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included in the signature page of the Company’s Registration Statement on this Form S-1)
107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
+	Management contract or compensatory arrangement.
±	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.
^	Certain portions of this exhibit have been omitted (indicated by asterisks) pursuant to Item 601(b) of Regulation S-K of the Securities Act of 1933, as amended, because such omitted information is (i) not material and (ii) is the type that the company treats as private or confidential.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or are contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

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(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King City, Ontario, Canada, on           , 2026.

BIRCHBIOMED INC.

By:
Name:	Mark S. Miller
Title:	Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

Each person whose signature appears below appoints Mark Miller and Susan Elliott, and each of them, each of whom may act without the joinder of the other, as their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for them and in their name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark S. Miller	Chief Executive Officer (Principal Executive Officer) and Board Chairman

Jon S. Verbeck	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Carlos Roberto Camozzi	Chief Medical Officer

Susan Elliott	Chief Operating Officer, and Director

Teresa Bair, Esq.	Director

Charles N. Ellis, M.D.	Director

Joseph Sardano	Director

James M. Jenkins	Director

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